 Exhibit 99.1

I n t e r i m C o n s o l i d a t e d F i n a n c i a l S t a t e m e n t s S e p t e m b e r 202 3 / B a n c o S a n t a n d e r - C hi l e 1 INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the periods ending on September 30, 2023, and 2022, and December 31, 2022

I n t e r i m C o n s o l i d a t e d F i n a n c i a l S t a t e m e n t s S e p t e m b e r 202 3 / B a n c o S a n t a n d e r - C hi l e 2 CONTENTS INTERIM CONSOLIDATED FINANCIAL STATEMENTS INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION..................................................................................................................... ... ........................... ……………….3 INTERIM CONSOLIDATED STATEMENTS OF INCOME....................................................................................................................... ... ............................................... ……………….5 INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME ............................................................................................................................ ……………….7 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS ............................................................................................................................. ... ................................ ……………….8 INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY ............................................................................................................................. ... ........................…………10 INT E RI M CONS OLIDAT E D F I NAN CIA L S TA T E M E NTS NOTE S NOTE 01 - BACKGROUND OF THE INSTITUTION ............................................................................................................................. ... ................................................................ 12 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS ............................................................................................................................. ... ........................................ 12 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED .................................................................................. 43 NOTE 04 - ACCOUNTING CHANGES ............................................................................................................................. ... ..................................................................................... 46 NOTE 05 - SIGNIFICANT EVENTS ............................................................................................................................. ... ........................................................................................... 47 NOTE 06 - BUSINESS SEGMENT ............................................................................................................................. ... ............................................................................................ 49 NOTE 07 - CASH AND CASH EQUIVALENTS ............................................................................................................................. ... ......................................................................... 54 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS ................................................................................................ 55 NOTE 09 - NON - MARKETABLE FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS................................................................... 57 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS................................................................................................ 58 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME ...................................................................................................................... 59 NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES ........................................................................................................................... 63 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST ............................................................................................................................. ... ......................................................... 73 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES.................................................................................................................... ... ......................................... 94 NOTE 15 - INTANGIBLE ASSETS ............................................................................................................................. ... ............................................................................................ 96 NOTE 16 - FIXED ASSETS....................................................................................................................... ... .............................................................................................................. 98 NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS ............................................................................................................................. ... ................... 100 NOTE 18 - CURRENT AND DEFERRED TAXES ............................................................................................................................. ... ..................................................................... 103 NOTE 19 - OTHER ASSETS ............................................................................................................................. ... .................................................................................................... 110 NOTE 20 - NON - CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE ............................ 111 NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS ........................................................................................................ 112 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST ............................................................................................................................. ... ................................................. 114 NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS ............................................................................................................................. ... ............................................... 125 NOTE 24 - PROVISIONS FOR CONTINGENCIES ............................................................................................................................. ... .................................................................. 127 NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF ISSUED FINANCIAL INSTRUMENTAL OF REGULATORY CAPITAL ................. 128 NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK ............................................................................................................................. ... .......................................................... 129 NOTE 27 - OTHER LIABILITIES ............................................................................................................................. ... ............................................................................................. 131 NOTE 28 - EQUITY ............................................................................................................................. ... ................................................................................................................ 132 NOTE 29 - CONTINGENCIES AND COMMITMENTS ............................................................................................................................. ... ........................................................... 137 NOTE 30 - INTEREST INCOME AND EXPENSES ............................................................................................................................. ... .................................................................. 140 NOTE 31 - READJUSTMENT INCOME AND EXPENSE ............................................................................................................................. ... ......................................................... 142 NO T E 32 C O M M I S S I O N IN C O M E A ND EXP E NS E S ............................................................................................................................. ... ............................................................. 1 4 4 NOTE 33 - NET FINANCIAL INCOME ............................................................................................................................. .. .................................................................................... 149 NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES ............................................................................................................................. ... ............................................... 151 NOTE 35 - NON - CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS .................................................................................. 152 NOTE 36 - OTHER OPERATING INCOME AND EXPENSES ............................................................................................................................. ... ................................................. 153 NOTE 37 - EMPLOYEE BENEFIT OBLIGATION EXPENSES ............................................................................................................................. ... ................................................. 154 NOTE 38 - ADMINISTRATIVE EXPENSE ............................................................................................................................. ... ............................................................................... 157 NOTE 39 - DEPRECIATION AND AMORTISATION ............................................................................................................................. ... .............................................................. 158 NOTE 40 - IMPAIRMENT OF NON - FINANCIAL ASSETS ............................................................................................................................. ... ...................................................... 159 NOTE 41 - CREDIT LOSS EXPENSES ............................................................................................................................. ... .................................................................................... 160 NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS................................................................................................................... ... .........................................................

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2023, and December 31, 2022

		As of September 30, 2023	As of December 31, 2022
ASSETS	**Note**	**MCh$**	**MCh$**
Cash and deposits in banks	**7**	**2,411,594**	**1,982,942**
Cash in collection process	**7**	**2,088,892**	**843,816**
Financial assets held for trading at fair value through profit or loss	**8**	**12,247,681**	**11,827,006**
Financial derivatives contracts	8	11,975,997	11,672,960
Debt financial instruments	8	271,684	154,046
Other		-	-
Non-trading financial assets mandatorily measured at fair value	**9**	**-**	**-**
Financial assets designated at fair value through profit or loss	**10**	**-**	**-**
Financial assets at fair value through other comprehensive income	**11**	**7,058,984**	**6,023,039**
Debt financial instruments	11	6,961,694	5,880,733
Other	11	97,290	142,306
Financial derivative contracts for hedge accounting	**12**	**836,130**	**477,762**
Financial assets at amortised cost	**13**	**43,665,555**	**42,560,431**
Rights under repurchase and securities lending agreements	13	4,155	-
Debt financial instruments	13	4,752,706	4,867,591
Interbank loans	13	12,995	32,955
Loans and receivables from clients - Commercial	13	17,272,821	17,043,575
Loans and receivables - Mortgage	13	16,504,231	15,622,418
Loans and receivables from clients - Consumer	13	5,118,647	4,993,892
Investment in companies	**14**	**51,406**	**46,586**
Intangible assets	**15**	**95,326**	**107,789**
Fixed assets	**16**	**186,357**	**189,364**
Assets with leasing rights	**17**	**160,387**	**182,526**
Current taxes	**18**	**76**	**315**
Deferred taxes	**18**	**400,709**	**314,125**
Other assets	**19**	**3,257,765**	**3,578,004**
Non-current assets and disposal groups for sale	**20**	**29,886**	**30,899**
TOTAL ASSETS		**72,490,748**	**68,164,604**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 3

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2023, and December 31, 2022

		As of September 30, 2023	As of December 31, 2022
LIABILITIES	**Note**	**MCh$**	**MCh$**
Cash in collection process	**7**	**2,034,401**	**746,872**
Financial liabilities held for trading at fair value through profit or loss	**21**	**11,551,443**	**11,319,320**
Financial derivatives contracts	21	11,551,443	11,319,320
Other	21	-	-
Financial liabilities designated at fair value through profit or loss	**10**	**-**	**-**
Financial derivative contracts for hedge accounting	**12**	**2,423,969**	**2,788,794**
Financial liabilities at amortised cost	**22**	**47,015,699**	**43,704,024**
Deposits and other demand liabilities	22	12,904,084	14,086,226
Time deposits and other term equivalents	22	15,651,236	12,978,790
Obligations under repurchase and securities lending agreements	22	712,630	315,355
Interbank borrowing	22	9,657,330	8,864,765
Debt financial instruments issued	22	7,903,923	7,165,893
Other financial liabilities	22	186,496	292,995
Obligations under leasing contracts	**17**	**116,387**	**137,089**
Financial instruments of regulatory capital issued	**23**	**2,402,924**	**2,324,116**
Provisions for contingencies	**24**	**120,192**	**172,826**
Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital	**25**	**108,164**	**247,508**
Special provisions for credit risk	**26**	**336,945**	**331,519**
Current taxes	**18**	**130,814**	**112,481**
Deferred taxes	**18**	**98**	**1**
Other liabilities	**27**	**1,932,215**	**2,041,682**
Liabilities included in disposal groups for sale	**20**	**-**	**-**
TOTAL LIABILITIES		**68.173.251**	**63,926,232**
EQUITY			
Capital	**28**	**891,303**	**891,303**
Reserves	**28**	**3,115,239**	**2,815,170**
Other accrued comprehensive income	**28**	**(63,864)**	**(167,147)**
Items that will not be reclassified to profit or loss		617	597
Items that may be reclassified to profit or loss		(64,481)	(167,744)
Retained earnings (expense) from prior years		**38,618**	**28,339**
Profit for the period	**28**	**319,486**	**808,651**
Minus: provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital	**28**	**(108,164)**	**(247,508)**
Equity holders of the Bank	**28**	**4,192,618**	**4,128,808**
Non-controlling interest	**28**	**124,879**	**109,564**
TOTAL EQUITY		**4,317,497**	**4,238,372**
TOTAL LIABILITIES AND EQUITY		**72,490.748**	**68,164,604**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 4

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the periods ending September 30, 2023, and 2022

		For the period of 9 months until September 30,		For the quarter ended September 30,	
		2023	2022	2023	2022
	Note	MCh$	MCh$	MCh$	MCh$
Interest income	30	2,859,612	1,958,166	987,377	780,634
Interest expense	30	(2,368,941)	(1,485,892)	(796,628)	(661,496)
Net interest income	**30**	**490,671**	**472,274**	**190,749**	**119,138**
Readjustment income	31	351,791	1,020,622	25,190	337,679
Readjustment expenses	31	(100,309)	(171,489)	(4,778)	(92,962)
Net readjustment income	**31**	**251,482**	**849,133**	**20,412**	**244,717**
Commission income	32	630,067	533,000	215,215	186,936
Commission expense	32	(242,661)	(234,040)	(93,665)	(79,945)
Net commission income	**32**	**387,406**	**298,960**	**121,550**	**106,991**
Financial result per:					
Assets and liabilities for trading	33	100,704	(22,606)	(26,390)	36,007
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	-	-	-	-
Financial assets and liabilities designated at fair value through profit or loss	33	-	-	-	-
Gain or loss on derecognition of financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income	33	(31,885)	16,814	3,497	701
Exchange, readjustments and hedge accounting of foreign currencies	33	174,725	166,523	104,099	24,767
Reclassifying of financial assets due to changes in business model	33	-	-	-	-
Other financial results	33	-	-	-	-
Net financial result	**33**	**243,544**	**160,731**	**81,206**	**61,475**
Results from investments in companies	34	6,406	6,249	2,209	1,856
Results of non-current assets and disposal groups not qualifying as discontinued operations	35	11,382	4,327	9,187	6,280
Other operating income	36	3,065	2,619	942	1,378
TOTAL OPERATING INCOME		**1,393,956**	**1,794,293**	**426,255**	**541,835**
Expenses from obligations to employee benefits	37	(316,809)	(314,932)	(105,668)	(106,135)
Administrative expenses	38	(227,499)	(226,468)	(78,114)	(82,366)
Depreciation and amortisation	39	(107,289)	(96,177)	(36,310)	(32,094)
Impairment of non-financial assets	40	-	-	-	-
Other operational expenses	36	(18,035)	(87,533)	(10,572)	(29,999)
TOTAL OPERATIONAL COSTS		**(669,632)**	**(725,110)**	**(230,664)**	**(250,594)**
OPERATING INCOME BEFORE CREDIT LOSS		**724,324**	**1,069,183**	**195,591**	**291,241**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 5

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF INCOME, continued

For the periods ending September 30, 2023, and 2022

		For the period of 9 months until September 30,		For the quarter ended September 30,	
		2023	2022	2023	2022
	Note	MCh$	MCh$	MCh$	MCh$
Credit loss expenses due to:					
Provisions for credit risk due from banks and loans and receivables from clients	41	(422,336)	(280,918)	(145,127)	(78,223)
Special provisions for credit risk	41	(4,791)	(38,060)	(4,856)	(33,263)
Recovery of impaired loans	41	75,426	65,889	28,808	20,643
Impairment of the credit risk of other financial assets at amortised cost and financial assets at fair value in other comprehensive income	41	(581)	(355)	480	1
Credit loss expenses	**41**	**(352,282)**	**(253,444)**	**(120,695)**	**(90,842)**
OPERATIONAL RESULT		**372,042**	**815,739**	**74,896**	**200,399**
Results from continuing operations before taxes		**372,042**	**815,739**	**74,896**	**200,399**
Income tax	18	(37,804)	(96,679)	(13,280)	(10,533)
Results from continuing operations after taxes		**334,238**	**719,060**	**61,616**	**189,866**
Results from discontinued operations before taxes	**18**	**-**	**-**	**-**	**-**
Discontinued operations tax		-	-	-	
Results from discontinued operations after taxes		**-**	**-**	**-**	**-**
CONSOLIDATED PROFIT FOR THE PERIOD	**28**	**334,238**	**719,060**	**61,616**	**189,866**
Attributable to:					
Equity holders of the Bank	28	319,486	706,849	56,616	185,592
Non-controlling interest	28	14,752	12,211	5,000	4,274
Earnings per share attributable to equity holders of the					
Basic utility	28	1.70	3.75	0.300	0.98
Diluted earnings	28	1.70	3.75	0.300	0.98

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 6

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the periods ending September 30, 2023, and 2022

		For the period of 9 months until September 30,		For the quarter ended September 30,	
		2023	2022	2023	2022
	Note	MCh$	MCh$	MCh$	MCh$
CONSOLIDATED PROFIT FOR THE PERIOD		**334,238**	**719,060**	**61,616**	**189,866**
Other comprehensive results for the period:					
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS					
New measurements of the net benefit liability (asset) and actuarial results for other employee benefit plans		-	-	-	-
Changes in the fair value of equity instruments designated at fair value through other comprehensive income		115	(3)	104	(1)
Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability		-	-	-	-
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	**28**	**115**	**(3)**	**104**	**(1)**
Income tax on other comprehensive results that will not be reclassified to profit or loss	18	(31)	1	(28)	-
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	**28**	**84**	**(2)**	**76**	**(1)**
ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS	**28**				
Changes in the fair value of financial assets at fair value through other comprehensive income	28	(18,839)	(48,682)	(37,617)	(26,352)
Translation differences by foreign entities	28	-	-	-	-
Hedge accounting of net investments in foreign entities	28	-	-	-	-
Cash flow hedge accounting	28	158,072	29,124	20,553	231,885
Undesignated elements of hedge accounting instruments	28	-	-	-	-
Other	28	2,216	(827)	6,227	(9)
OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	**28**	**141,449**	**(20,385)**	**(10,837)**	**205,524**
Income taxes on other comprehensive income that may be reclassified to profit or loss	18	(38,191)	4,156	2,926	(55,491)
TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	**28**	**103,258**	**(16,229)**	**(7,911)**	**150,033**
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD	**28**	**103,342**	**(16,231)**	**(7,835)**	**150,032**
CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD	**28**	**437,580**	**702,829**	**53,781**	**339,898**
Attributable to:					
Equity holders of the Bank		422,769	690,628	48,794	335,615
Non-controlling interest		14,811	12,201	4,987	4,283

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 7

Banco Santander-Chile and Affiliates
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ending September 30, 2023, and 2022

		September 30,	
		2023	2022
	Note	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:			
CONSOLIDATED PRE-TAX INCOME FOR THE PERIOD		**372,040**	**290,816**
Non-cash charges (credits) to profit or loss:	**(596,650)**	**(131,204)**	**(168,348)**
Depreciation and amortisation	39	107,289	31,614
Impairment of non-financial assets	40	-	-
Provisions for asset risks	41	427,708	107,631
Fair value adjustments transferred to profit or loss		(37,560)	-
Results from investments in companies	34	(6,406)	(1,360)
Results from the sale of goods received in payment or awarded in a judicial auction	35	(6,677)	(2,667)
Provisions for assets received in payment	35	187	40
Profit/loss on sale of shareholding in other companies		-	-
Profit on sale of fixed assets	35	(3,788)	(19)
Penalty of assets received in lieu of payment	35	15,984	3,418
Interest and adjustment net income	31-32	(742,152)	(221,808)
Net commission income	32	(387,406)	(97,147)
Other non-cash charges (credits) to profit or loss		(1,633)	5,139
Income tax	18	37,804	43,955
Increase/decrease in operating assets and liabilities		**456,598**	**934,687**
Decrease (increase) in loans and receivables from clients		(1,332,745)	(136,713)
Decrease (increase) in financial investments		(1,083,713)	1,485,534
Decrease (increase) in repurchase agreements (assets)		(4,155)	-
Decrease (increase) in interbank loans		19,959	428
Decrease (increase) in assets received or awarded in payment		(309)	1,195
Increase (decrease) in creditors in current accounts		(1,161,183)	(622,435)
Increase (decrease) in deposits and time deposits		2,672,446	28,752
Increase (decrease) in liabilities to domestic banks		184,286	9,890
Increase (decrease) in other deposits and sight accounts		(148,826)	(266,475)
Increase (decrease) in liabilities to foreign banks		268,800	(126,345)
Increase (decrease) in obligations to the Central Bank of Chile		339,479	(135,708)
Increase (decrease) in repurchase contracts (liabilities)		397,275	68,303
Increase (decrease) in other financial obligations		(106,499)	6,194
Net increase in other assets and liabilities		(138,040)	97,455
Interest and readjustments received		3,440,267	750,741
Interest and readjustments paid		(3,064,438)	(323,275)
Dividends received from investments in companies		2,987	141
Fees and commissions received		342,416	172,129
Fees and commissions paid		(171,409)	(74,983)
Total cash flow provided by (used in) operating activities		**231,988**	**1,094,299**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 8

Banco Santander-Chile and Affiliates
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
For the periods ending September 30, 2023, and 2022

	Note	September 30, 2023 MCh$	September 30, 2022 MCh$
CASH FLOWS FROM INVESTMENT ACTIVITIES:			
Purchases of fixed assets	16	(40,453)	(686)
Sales of fixed assets		6,347	98
Purchase of intangible assets	15	(27,140)	(6,769)
Acquisitions of investments in companies		-	-
Total cash flow provided by (used in) investment activities		**(61,246)**	**(7,357)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Attributable to shareholders' interest:			
Subordinated bond placement		-	102,481
Redemption of subordinated bonds and interest payments		(8,844)	(7,491)
Dividends paid		(485,191)	-
Redemption and payment of interest/letters of credit capital		(2,047)	(1,183)
Placement of current bonds		818,801	142,644
Redemption and payment of interest/principal on mortgage bonds		(7,567)	(2,758)
Redemption and payment of interest/current bond capital		30,411	(684,365)
Placement of bonds without fixed maturity		-	(9,821)
Redemption and payment of interest/bonds without fixed maturity capital		(13,112)	-
Interest payments/capital lease obligations		(25,551)	-
Attributable to non-controlling interest:			
Payment of dividends and/or withdrawals of capital paid respectively to the subsidiaries corresponding to the non-controlling interest		-	-
Total cash flows used in financing activities		**306,900**	**(460,493)**
D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		**370,244**	**477,642**
E - EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		**5,500**	**(21,377)**
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		**1,982,942**	**2,881,558**
FINAL BALANCE OF CASH AND CASH EQUIVALENTS		**2,466,084**	**3,486,630**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Reconciliation of provisions for the Interim Consolidated Statements of Cash Flows for the periods ending on	Note	September 30, 2023 MCh$	September 30, 2022 MCh$
Credit Risk Provision for the Statements of Cash Flows		427,708	319,333
Recovery of impaired loans		(75,426)	(65,889)
Net provision for loan loss	41	**352,282**	**253,444**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 9

Banco Santander-Chile and Affiliates
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

Reconciliation of liabilities arising from financing activities	31.12.2022	Cash Flow	Changes other than cash				30.09.2023
			Acquisition	Foreign Currency Movement	UF Movement	Fair Value Changes	
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subordinated Bonds	**1,733,870**	(8,844)	-	-	59,038	-	**1,784,064**
Senior bonds	**7,080,472**	849,212	-	-	(102,204)	-	**7,827,480**
Mortgage bonds	**81,623**	(7,567)	-	-	636	-	**74,692**
Bonds without fixed maturity	**590,246**	(13,112)	-	41,727	-	-	**618,861**
Dividends paid	**-**	(485,191)	-	-	-	-	**(485,191)**
Obligations under leasing contracts	**137,089**	(25,551)	-	-	4,849	-	**116,387**
Total liabilities from financing activities	**9,623,300**	**308,947**	**-**	**41,727**	**(37,681)**	**-**	**9,936,293**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 10

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ended September 30, 2023, and December 31, 2022

	Equity attributable to shareholders										
		Reserves		Other accrued comprehensive income			Accrued profits and profits corresponding to the period				
	Capital	Reserves and other retained earnings	Merger of companies under common control	Changes in fair value of financial assets at fair value through OCI	Cash flow hedge	Income tax	Retained profits from previous periods	Annual Profits (**)	TOTAL	Non-controlling interest (*)	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2022	891,303	2,560,040	(2,224)	(113,696)	(373,581)	132,913	778,933	(238,771)	3,634,917	94,360	3,729,277
Payment of common stock dividends	-	-	-	-	-	-	(464,977)	-	(464,977)	-	(464,977)
Income reserves from the previous period	-	313,956	-	-	-	-	(313,956)	-	-	-	-
Provision for payment of common stock dividends	-	-	-	-	-	-	-	(10,107)	(10,107)	-	(10,107)
Provision and interest payments on bonds with no fixed term to maturity	-	(56,602)	-	-	-	-	28,339	1,370	(26,893)	-	(26,893)
Other movements	-	-	-	-	-	-	-	-	-	21	21
Subtotal: Transactions with shareholders during the period	-	257,354	-	-	-	-	(750,594)	(8,737)	(501,977)	21	(501,956)
Profit for the year (period)	-	-	-	-	-	-	-	808,651	808,651	15,206	823,857
Other comprehensive income for the year	-	-	-	3,566	254,743	(71,092)	-	-	187,217	(23)	187,194
Subtotal: Comprehensive income for the year	-	-	-	3,566	254,743	(71,092)	-	808,651	995,868	15,183	1,011,051
Closing balance on December 31, 2022	891,303	2,817,394	(2,224)	(110,130)	(118,838)	61,821	28,339	561,143	4,128,808	109,564	4,238,372
Distribution of results from previous year	-	-	-	-	-	-	808,651	(808,651)	-	-	-
Opening balances as of January 1, 2023	891,303	2,817,394	(2,224)	(110,130)	(118,838)	61,821	836,990	(247,508)	4,128,808	109,564	4,238,372
Payment of common stock dividends	-	-	-	-	-	-	(485,191)	-	**(485,191)**	-	**(485,191)**
Reserves of income from the previous period	-	300,069	-	-	-	-	(300,069)	-	-	-	-
Provision for payment of common stock dividends	-	-	-	-	-	-	-	148,037	**148,037**	-	**148,037**
Provision and interest payments on bonds with no fixed term to maturity	-	-	-	-	-	-	(13,112)	(8,693)	**(21,805)**	-	**(21,805)**
Other movements	-	-	-	-	-	-	-	-	-	504	**504**
Subtotal: Transactions with shareholders during the period	-	300,069	-	-	-	-	**(798,372)**	**139,344**	**(358,959)**	**504**	**(358,455)**
Profit for the year (period)	-	-	-	-	-	-	-	319,486	**319,486**	14,752	**334,238**
Other comprehensive results for the period	-	-	-	(16,589)	158,072	(38,200)	-	-	**103,283**	59	**103,342**
Subtotal: Comprehensive income for the period	-	-	-	**(16,589)**	**158,072**	**(38,200)**	-	**319,486**	**422,769**	**14,811**	**437,580**
Closing balance as of September 30, 2023	891,303	3,117,463	(2,224)	**(126,719)**	**39,234**	**23,621**	**38,618**	**211,322**	**4,192,618**	**124,879**	**4,317,497**

(*) See Note 02 letter c for non-controlling interest,

(**) Contains profit for the period and provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital.

Period	Profit attributable to equity holders MCh$	Allocated to reserves MCh$	Allocated to dividends MCh$	Percentage distribution %	Number of shares	Dividend per share (In MCh$)
Year 2022 (Shareholders Meeting April 2023)	808,651	300,069	485,191	60	188,446,126,794	2,575
Year 2021 (Shareholders Meeting April 2022)	774,959	309,984	464,977	60	188,446,126,794	2,467

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 11

I n t e r i m C o n s o l i d a t e d F i n a n c i a l S t a t e m e n t s S e p t e m b e r 202 3 / B a n c o S a n t a n d e r - C hi l e 12 Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 01 - BACKGROUND OF THE INSTITUTION Banco Santander - Chile is a banking corporation organised under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC) . It is also subject to the regulations of the Securities and Exchange Commission of the United States of America (SEC), considering the Bank is listed on the New York Stock Exchange (NYSE) through an American Depositary Receipt (ADR) programme . Banco Santander Spain manages Banco Santander Chile through its shareholdings in Teatinos Siglo XXI Inversiones SA and Santander Chile Holding SA, both subsidiaries controlled by Banco Santander Spain . As of September 30 , 2023 , Banco Santander Spain directly or indirectly owns 99 . 5 % of Santander Chile Holding SA and 100 % of Teatinos Siglo XXI Inversiones SA, which allows Banco Santander Spain control over 67 . 18 % of the Bank's shares . The Bank provides its clients with a wide range of general banking services, from individuals to large corporations . In addition, Banco Santander - Chile and its affiliates (collectively referred to as 'Bank' or 'Santander - Chile' hereafter) offer consumer and commercial banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds, investment fund management and investment banking . The Bank's legal address is Calle Bandera No 140 Santiago de Chile, and its website is www . santander . cl NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS a. Preparation Basis These Interim Consolidated Financial Statements have been prepared following the Compendium of Accounting Standards for Banks (CASB), in its version applicable as of January 2022 , as well as the instructions issued by the Financial Market Commission (FMC) . The FMC, under Law No 21 , 000 , provides in article 5 . 6 that the Financial Market Commission may set the rules for the preparation and presentation of the annual reports, balance sheets, statements of financial position and other financial statements of the supervised entities and determine the principles according to which they must keep their accounts . Regarding all matters that are not covered by this regulation, if they do not conflict with its instructions, then they must adhere to generally accepted accounting criteria corresponding to the technical standards issued by the Chilean Association of Accountants AG, which coincide with the International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB) . In case of discrepancies between the accounting principles and the accounting criteria issued by the FMC in its Compendium of Accounting Standards for Banks and instructions, the latter shall prevail . The Bank uses certain currency terms and conventions for these Interim Consolidated Financial Statements . Thus, 'USD' stands for 'US dollar', 'EUR' stands for 'euro', 'CNY' stands for 'Chinese yuan', 'JPY' stands for 'Japanese yen', 'CHF' stands for 'Swiss franc', 'AUD' stands for 'Australian dollar' and 'UF' stands for 'Unidad de Fomento de Chile' . The notes in the Interim Consolidated Financial Statements contain information in addition to that presented in the Interim Consolidated Statements of Financial Position, Interim Consolidated Income Statements, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statements of Changes in Equity and Interim Consolidated Statements of Cash Flows . They provide narrative descriptions or disaggregation of such states in a clear, relevant, reliable and comparable manner . b. Preparation of the Interim Consolidated Financial Statements The Interim Consolidated Financial Statements as of September 30 , 2023 , and 2022 , and as of December 31 , 2022 , incorporate the individual interim financial statements of the Bank and those of companies over which the Bank exerts control (affiliates) and include the adjustments, reclassifying and eliminations necessary to abide by the accounting and measurement criteria established by IFRS 10 'Consolidated Financial Statements' . Control is achieved when the Bank : i. Has power over the investee (that is, it has rights that grant it the present capacity to manage the relevant activities of the investee); ii. Has exposure or rights to variable returns from its involvement with the investee; and iii. Has the ability to use its power over the investee to influence the amount of the investor's returns.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

The Bank reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. For example, when the Bank has less than most of the voting rights in an investee, but those voting rights are sufficient to have the ability to direct the relevant activities, then it is concluded that the Bank has control. The Bank considers all relevant facts and circumstances in assessing whether the Bank's voting rights in an investee are sufficient to give it power. These include:

- The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders.
- The potential voting rights held by the Bank, other vote holders or other parties.
- The rights arising from other contractual agreements
- Any additional facts and circumstances that indicate that the Bank has or does not have the current ability to direct the relevant activities when decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Bank obtains control of the subsidiary and ceases when the Bank cedes control. Specifically, the income and expenses of a subsidiary acquired or disposed of during the period are included in the Interim Consolidated Statements of Income and Interim Statements of Other Comprehensive Income from the date the Bank gains control until the date the Bank ceases to control the subsidiary.

Profit or loss alongside each component of the Interim Consolidated Statements of Other Comprehensive Consolidated Income is attributed to the Bank's holders and non-controlling interest. The total comprehensive income of subsidiaries is attributed to the owners of the Bank and the non-controlling interests, even if this results in the non-controlling interests having a deficit in certain circumstances. When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting standards are consistent with the Bank's accounting standards. All balances and transactions between consolidated entities are eliminated.

Changes in the consolidated entities' participation that do not result in the loss of control are accounted for as equity transactions. Accordingly, the equity carrying value of the Bank holders and the non-controlling interests are adjusted to reflect the changes in participation over subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration being paid or received is recognised directly in equity and attributed to the owners of the Bank.

The non-controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Interim Consolidated Statements of Changes in Equity. Their share of the result for the year is shown as 'Profit attributable to non-controlling interest' in the Interim Consolidated Statements of Income.

The following table shows the composition of the entities over which the Bank can exercise control and, therefore, belong to the consolidation perimeter in such capacity:

i. Entities controlled by the Bank through participation in equity

	Main Activity	Place of Incorporation and operation	% Percentage of ownership								
			As of September 30, 2023			As of December 31, 2022			As of September 30, 2022		
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Brokerage of financial instruments	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorías Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander SA Sociedad Securitizadora	Acquisition of loans and issuance of debt securities	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros SA	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	50.10	-	50.10
Santander Consumer Finance Limitada	Automotive financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile SA	Card Operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 13

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

Details of non-controlling interests are shown in Note 28 Equity letter g) non-controlling interest (minority interests).

ii. Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the fact that the Bank determines their relevant activities (these are companies complementary to the banking sector) and, therefore, over which the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans.
- Banca Santander SA: its main activity is financing revolving inventory lines for automotive dealers.
- Multiplica SpA: its primary purpose is the development of incentive programmes that encourage the use of payment cards.

iii. Associated entities

An associate is an entity over which the Bank can exercise significant influence but not control or joint control. This capacity is usually manifested in a 20% or more interest in the entity's voting rights and is accounted for using the equity method in accordance with IAS 28 'Investments in Associates and Joint Ventures'.
The following entities in which the Bank has an interest and are recognised using the equity method are considered 'associates':

			% Percentage of ownership		
		Place of incorporation	As of September 30,	As of December 31,	As of September 30,
Associates	**Main Activity**	**and operation**	**2023**	**2022**	**2022**
Redbanc SA	ATM service	Santiago, Chile	33.43	33.43	33.43
Transbank SA	Debit and credit card service	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado SA	Electronic funds transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores SA	Repository of publicly offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor SA	Payment clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago SA	Administration of smart cards for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC SA	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

In the case of the Cámara Compensación Alto Valor SA, Santander-Chile has a representative participating in its Board of Directors. Management has concluded that this entails an exercise of significant influence over the latter.

In the case of Servicios de Infraestructura de Mercado OTC SA, the Bank participates actively in its administration through its executives, which is why Management has concluded that it exercises significant influence over it.

iv. Share or rights in other companies

Entities over which the Bank has no control or significant influence are presented in this category. These equity instruments must be measured at fair value in compliance with IFRS 9 'Financial Instruments'. Nevertheless, the Bank may consider the cost an appropriate fair value estimate in concrete circumstances. This may be the case if the most recently available information is insufficient to measure the fair value or if a wide range of possible fair value measurements and the cost involved represents the best estimate of fair value within that range.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 14

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued In another regard, the Bank may make an irrevocable decision to present subsequent changes to the fair value in other comprehensive income during its initial recognition . Subsequent changes in this valuation shall be recognised in 'Accumulated other comprehensive income - Items that will not be reclassified to profit or loss' . Dividends received from these investments are recorded in the Interim Consolidated Statement of Income under 'Result from investments in companies' . These instruments are not subject to the IFRS 9 ‘Financial Instruments’ impairment model . c. Non - controlling interest Non - controlling interest represents the portion of net income and net assets the Bank does not own, either directly or indirectly . It is presented as 'Attributable to owners of the Bank' separately in the Interim Consolidated Statements of Income and separately from the equity in the Interim Consolidated Statements of Financial Position . In the case of entities controlled by the Bank through other considerations, profit and equity are presented fully as a non - controlling interest . This is because the Bank controls them but has no ownership expressed as a percentage . d. Reporting segments The Bank's operating segments are those units whose operating results are reviewed regularly by the highest authority regarding decision - making . Accordingly, two or more operating segments can be added into one only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects : i. The nature of the products and services; ii. The nature of production processes; iii. The type of customer category for which its products and services are intended; iv. The methods used to distribute their products or provide services; and v. If applicable, the nature of the regulatory framework, e.g., banking, insurance, utilities. The Bank reports separately for each operating segment that meets any of the following quantitative thresholds : i. Its reported revenues from ordinary activities, including both sales to external clients and intersegment sales or transactions, equal or exceed 10 % of the combined revenues from all operating segments' ordinary internal and external activities . ii. The amount of its reported results is, in absolute terms, equal to or greater than 10 % of the greater of (i) the combined profit reported by all operating segments that have not reported a loss ; and (ii) the combined loss reported by all operating segments that have reported a loss . iii. Its assets equal or exceed 10 % of the combined assets of all operating segments . Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments . The information must be disclosed separately if management believes it would be helpful to Interim Consolidated Financial Statements users . Information regarding other business activities that do not correspond to reportable segments is combined and disclosed within the Corporate Activities category 'other' . Concerning the above presented, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that : i. Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity). ii. Whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance. iii. For which discrete financial information is available. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 15

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued e. Functional and presentation currency The Bank, in 'The Effects of Changes in Foreign Exchange Rates' in IAS 21 , has defined the Chilean Peso as its functional and presentation currency, as it is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences in the cost and revenue structure . Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered 'foreign currency' . f. Transactions in foreign currency The Bank conducts transactions in amounts denominated in foreign currencies, mainly US dollars . The assets and liabilities denominated in foreign currencies held by the Bank and its affiliates are translated into Chilean Pesos at the market exchange rate corresponding to the end of the reported month (discounted spot rate), which amounted to $ 889 . 46 per US $ for September 2023 ( $ 969 . 28 per US $ for September 2022 and $ 849 . 59 for December 2022 ) . For other currencies, an external price provider is used . The net foreign exchange gain and loss includes recognising the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and the profit and loss on foreign exchange spot and forward transactions undertaken by the Bank . g. Cash and cash equivalents The indirect method is used to prepare the Interim Consolidated Cash Flow Statements . This one starts with the Bank's consolidated pre - tax income and incorporates non - cash transactions, cash - flows - related income, and expenses of activities classified as investments or financing . The following items are taken into consideration in the preparation of the Interim Consolidated Cash Flow Statements : i. Cash flows: inflows and outflows of cash and cash equivalents, defined as balances in items such as deposits with the Central Bank of Chile, deposits in domestic banks and deposits abroad. ii. Operating activities: these are the normal activities carried out by banks alongside other activities that cannot be classified as investments or financing. iii. Investing activities: these correspond to the acquisition, sale or disposal by other means of long - term assets and other investments not included in cash and cash equivalents. iv. Financing activities: those that result in changes to the size and composition of equity and liabilities that are not part of operating or investing activities. h. Definitions, classification and measurement of financial assets/liabilities i. Definitions A 'financial instrument' is any contract that gives rise to a financial asset in an entity and a financial liability or equity instrument in another entity . A 'financial asset' is any asset that is : (a) cash ; (b) an equity instrument of another entity ; (c) a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the entity ; or (d) a contract that will or may be settled using the entity's own equity instruments . A 'financial liability' is any liability that is : (a) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity ; or (b) a contract that will or may be settled using the entity's equity instruments . An 'equity instrument' is any contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 16

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued A 'financial derivative' is a financial instrument whose value fluctuates in response to changes concerning an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is minimal compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date . 'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date . ii. Initial recognition The Bank shall recognise a financial asset or financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations) . A conventional purchase or sale of financial assets shall be recognised using trade date accounting or settlement date accounting . iii. Classification of financial assets/liabilities C la s si f i c at i o n o f f in a n cia l as s e ts Financial assets shall be classified into measurement categories based on the entity's business models for managing the financial assets and the contractual cash flow characteristics of said assets . The business model refers to how the Bank manages its financial assets to generate cash flows . In other words, the entity's business model determines whether the cash flows will come by obtaining contractual cash flows, selling financial assets, or both . Assessing the contractual flow characteristics (SPPI test) requires determining whether the asset's contractual flows are solely payments of principal on specified dates and interest on the principal outstanding amounts in the currency in which the financial asset is denominated . The principal is the fair value of the financial asset at initial recognition . Nevertheless, the principal amount may change over the life of the financial asset (if there are principal repayments) . Interest is the compensation received for the time value of money and the credit risk related to the principal amount owed over a specified period, alongside other basic lending risks such as administrative costs and a profit margin . For the assessment, the Bank conducted a Test evaluating whether the contractual flows meet the criteria for a core lending arrangement . The Bank uses its professional assessment and considers relevant factors such as currency, interest rate (fixed or variable) and the period it sets . The assessment of business models is not an instrument - by - instrument ranking approach but at a higher level of aggregation and considers all relevant evidence : model performance, risks affecting performance, and how managers are rewarded, among others . According to the above, the objectives of the business models are : To hold assets to collect cash flows – through management that produces cash flows by collecting contractual payments throughout the instrument's life . Models with this goal allow for sales if they are infrequent (even if significant in value) or insignificant in value both individually and in aggregate (even if frequent), and even more so if they result from a substantial increment in risk or the risk management of credit concentration . To maintain for collection and sale of financial assets . Per this objective, the entity's key management personnel have decided that the supply of contractual cash flows and the sale of financial assets are essential to achieve the business model's goal . Therefore, there is a higher frequency and value of sales for this purpose . Other models - financial assets are measured at fair value through profit or loss if they are not held within a business model whose objective is to hold the assets to collect contractual cash flows or if their objective is achieved by obtaining contractual cash flows and selling financial assets . Assets are managed on a sales basis, and decisions are made on a fair value basis . The Bank classifies its financial assets depending on whether they are subsequently measured at amortised cost, at fair value through other comprehensive income or at fair value through profit or loss . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 17

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Furthermore, at initial recognition of investments in equity instruments, an irrevocable decision can be made to present subsequent changes in fair value into other comprehensive income . Due to the exceptional changes that have taken place in the market's liquidity, and which should remain in the short and medium term, the need arose for the Bank to maintain collateral with a maturity in the range of 2024 to 2026 . This is due to the constitution of guarantees related to the Central Bank's Credit Facility Conditional to Incremental Flexibility programme (FCIC) and the demand to constitute larger technical reserves due to increased balances held by the Bank's clients . Therefore, the Bank determined to create a new business model called 'Held to collect investments', which aims to manage these higher levels of liquidity better . The Bank also has both the intention and the ability to hold them to maturity . C la s si f i c at i o n o f f in a n cia l li a b ili t i e s An entity shall classify all financial liabilities as subsequently measured at amortised cost, except for derivative liabilities measured at fair value through profit or loss . Reclassifying Reclassifying occurs only when the business model for managing financial assets is changed . These changes are determined by top management due to external or internal changes . Financial liabilities are not reclassified . iv . Measurement of financial assets/liabilities Initi a l me a su r e m e n t Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of a financial asset or financial liability that is not carried at fair value through profit or loss . Subsequent measurement of financial assets A financial asset shall subsequently be measured according to the following : (a) Amortised cost A financial asset is measured at amortised cost if the financial asset is held within a business model whose objective is to hold financial assets to earn cash flows, and the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount . Interest income shall be calculated using the effective interest method . This method applies to financial assets and liabilities measured at amortised cost (interest income and interest expense) . The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of the financial asset or the amortised cost of a financial liability . (b) Fair value through other comprehensive income A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets and if the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount . (c) Fair value through profit or loss A financial asset is measured at fair value through profit or loss unless measured at amortised cost or fair value through other comprehensive income . (d) Irrevocable election to measure at fair value with changes in other comprehensive income . Upon the initial recognition of Investments in equity instruments, an election may be held to present subsequent changes in fair value in other comprehensive income that would otherwise be measured at fair value through profit or loss when not held for trading, except for dividend income, which is recognised in profit or loss for the period . Gains or losses arising from the derecognition of these equity instruments are not transferred to profit or loss . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 18

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortised cost, except for derivatives measured at fair value through profit or loss . v. Derecognition of financial assets/liabilities A financial asset shall be derecognised when and only when : (a) The contractual rights to the cash flow from the financial asset expire, or (b) The contractual rights to receive the cash flows of a financial asset are transferred, or it retains the contractual rights to receive the cash flows of a financial asset but assumes a contractual obligation to pay them to one or more recipients . Otherwise, if the risks and rewards of ownership of the financial asset are substantially transferred, the financial asset is derecognised . In the case of unconditional sales, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or a written put option that is deeply out of the money, uses of assets where the transferor does not retain subordinated financing or grant any credit enhancement to the new owners, and other similar cases, the transferred financial asset is derecognised from the Consolidated Interim Statement of Financial Position with simultaneous recognition of any rights or obligations retained or created as a result of the transfer . In the case of sales of financial assets under fixed - price repurchase agreements or using the sale price plus interest of securities lending agreements in which the borrower must return the same or similar assets and in other akin cases, the transferred financial asset is not derecognised from the Interim Consolidated Statements of Financial Position and continues to be measured on the same basis as before the transfer . A financial liability is derecognised when and only when it is extinguished – that is, when the obligation specified in the contract is discharged, cancelled or expired . In the case of loans, the FMC requirements for derecognition apply . See letter o), VIII . vi. Offsetting a financial asset with a financial liability A financial asset and a financial liability shall be offset and presented by their net amount in the Interim Consolidated Statement of Financial Position when, and only when, there is at the moment a legally enforceable right to set off the recognised amounts and an intention to settle the net amount or to realise the asset and settle the liability simultaneously . As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 , the Bank has no financial asset/liability offsets . i. Financial derivatives and accounting hedges Derivatives are classified as either trading instruments or hedging instruments. The Bank uses financial derivatives for the following purposes: i. To provide such instruments to customers who request them to manage their market and credit risks. ii. To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives'). iii. To benefit from changes in the value of these derivatives (trading derivatives). Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value . Derivatives that do not qualify as hedging instruments are accounted for as trading instruments . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 19

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The Bank has elected to continue to use the IAS 39 guidelines for hedge accounting . For a financial derivative to be considered a hedging derivative, all the following conditions must be met : 1. To cover one of the following three types of risk: a. Changes in the value of assets and liabilities due to fluctuations in, among other things, inflation (UF), interest rates and/or exchange rates to which the position or balance to be hedged is subject ('fair value hedging'). b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions ('cash flow hedges'). c. The net investment in a foreign operation ('hedge of a net investment in a foreign operation'). 2. To effectively eliminate some risk inherent in the hedged item or position for the entire expected term of the hedge, which entails that : a. At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective ('prospective effectiveness'). b. There is sufficient evidence that the hedge was effective during the life of the hedged item or position ('retrospective effectiveness'). 3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of its risks . The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows : a. For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as 'Net income (expense) from financial operations' in the Interim Consolidated Statement of Income . b. For fair value hedges of the interest rate risk of a portfolio of financial instruments ('macro - hedges'), gains or losses arising on measurement of the hedging instruments are recognised directly in the Interim Consolidated Income Statements under 'Interest and adjustment income' . c. For cash flow hedges, the effective portion of the change in the value of the hedging instrument is recorded in the Interim Consolidated Statements of Other Comprehensive Income in 'Valuation accounts - cash flow hedges' within equity . d. Differences in the valuation of the hedging instrument corresponding to the ineffective portion of cash flow hedging transactions are taken directly to the Interim Consolidated Income Statements in 'Net income from financial operations' . If a derivative designated as a hedge, whether due to termination, ineffectiveness or any other cause, does not meet the above requirements, hedge accounting is discontinued . When 'fair value hedging' is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortised to gain or loss from that date, when applicable . When cash flow hedges are discontinued, the cumulative gain or loss on the hedging instrument recognised in the Interim Consolidated Statements of Other Comprehensive Income in equity 'Valuation Accounts' (while the hedge was effective) continues to be recognised in equity until the hedged transaction occurs . At that time, it is recognised in the Interim Consolidated Statements of Income unless the transaction is not expected to occur, in which case it is recognised immediately in the Interim Consolidated Statements of Income . Embedded derivatives in hybrid financial instruments 'Embedded derivatives' is a hybrid contract component that simultaneously includes a host contract that is not a derivative and a financial derivative that is not individually transferable . It has the effect that some of the cash flows of the hybrid contract vary in the same way as the embedded derivative would if taken alone . As of September 30 , 2023 , and 2022 , and December 31 , 2022 , Banco Santander - Chile did not hold embedded derivatives in its portfolio . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 20

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued j. Fair value of financial assets and liabilities No transaction costs are deducted when financial assets and liabilities are measured at fair value . Assets and liabilities subsequently measured at amortised cost are not required to be measured at fair value . 'Fair value' is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i . e . , an exit price) regardless of whether that price is directly observable or estimated using another valuation technique . Fair value measurement is for a specific asset or liability . Therefore, in measuring fair value, the Bank considers the characteristics of the asset or liability in the same way that market participants would consider in pricing the asset or liability at the measurement date . In addition, the fair value measurement assumes that the transaction of selling the asset or transferring the liability takes place either : (a) in the principal market for the asset or liability or (b) in the absence of a principal market, the most advantageous market for the asset or liability . When there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments or, in the absence thereof, based on valuation models sufficiently contrasted by the international financial community, considering the specific peculiarities of the instrument to be valued and, in particular, the different types of risk related to the instrument . When valuation techniques are used, they maximise the use of the relevant observable input data and minimise that of unobservable input data . For example, when an asset or a liability measured at fair value has a bid price and an asking price, the price within the bid - ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorised within the fair value hierarchy . Although average prices are allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close - out cost) . All derivatives are recorded in the Interim Consolidated Statements of Financial Position at fair value from the trade date . If their fair value is positive, they shall be recorded as an asset ; if their fair value is negative, they shall be recorded as a liability . In the absence of evidence to the contrary, the trade date's fair value is deemed the transaction price . Changes in the fair value of derivatives from the trade date are recognised with a balancing entry in the Interim Consolidated Income Statements under 'Profit/(loss) on financial assets/liabilities held for trading at fair value through profit or loss' . Specifically, the fair value of financial derivatives included in the trading books is deemed similar to their daily quoted price . If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is calculated using similar methods to those used for over - the - counter (OTC) derivatives . The fair value of OTC derivatives is the sum of the future cash flows stemming from the instrument that have been discounted to the present value at the appraisal date ('present value' or 'theoretical closure') using valuation techniques commonly used by the financial markets : 'net present value' (NPV) and option pricing models, among other methods . Also, within the fair value of derivatives are included the Credit Valuation Adjustment (CVA) and the Debit Valuation Adjustment (DVA), aiming for the fair value of each instrument to include the credit risk of its counterparty and the Bank's own risk . The Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non - organised markets as a result of the exposure to counterparty credit risk . The CVA is calculated considering the potential exposure to each counterparty in future periods . The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to CVA but generated by the Bank's credit risk assumed by our counterparties . In the case of derivative instruments contracted with Central Clearing Houses, where the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered part of the derivative's fair value . For loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered in these hedging transactions are recorded . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 21

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Equity instruments and contracts related to them must be measured at fair value . Nevertheless, the Bank believes the cost is an appropriate fair value estimate in specific circumstances . This may be necessary, for example, if the recently available information is insufficient to measure the fair value or if a wide range of possible fair value measures exists, and the cost represents the best fair value estimate within that range . Furthermore, the Bank may irrevocably elect to present subsequent changes in the instrument's fair value in other comprehensive income . As of September 30 , 2023 , and 2022 , and December 31 , 2022 , no significant investments in listed financial instruments had ceased to be recorded at their quoted market value due to their market being unable to be considered active . The amounts at which financial assets/liabilities are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date . The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting mainly of mortgages, cash, equity and personal guarantees, leased and rented assets, assets purchased under repurchase agreements, securities lending and credit derivatives . Valuation techniques According to IFRS 13 'Fair Value Measurement', a fair value hierarchy is established based on three levels : Level 1 , Level 2 and Level 3 , in which the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs . Financial instruments at fair value and determined by published prices in active markets (Level 1 ) comprise government bonds, corporate bonds, exchange - traded derivatives, securitised assets, equities, short positions and issued bonds . In cases where quotations cannot be observed, management best estimates what the market would price using its own internal models . In most cases, these internal models use data based on observable market parameters as significant inputs (level 2 ) and sometimes use significant unobservable inputs in market data (level 3 ) . Various techniques are used to estimate it, including extrapolating observable market data . As a result, the most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price unless the value of that instrument can be derived from other market transactions by the same or a similar instrument or valued using a valuation technique in which the inputs used include only observable market data, mainly interest rates . The main techniques used as of September 30 , 2023 , and 2022 and December 31 , 2022 by the Bank's internal models to determine the fair value of financial instruments are described below : i. The present method is used in the valuation of financial instruments permitting static hedging (mainly forwards and swaps) . Estimated future cash flows are discounted using the interest rate curves of the related currencies . The interest rate curves are generally observable market data . ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black - Scholes model is normally used . Where appropriate, observable market inputs are used to obtain the bid - offer spread, exchange rates, volatility, correlation indexes and market liquidity . iii. For the valuation of certain financial instruments exposed to interest rate risks, such as interest rate futures, caps and floors, the present (future) value method and the Black - Scholes model (plain vanilla options) are used . The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates . The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, the quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity . The Bank's management verifies that the valuation models do not incorporate significant subjectivity . Therefore, if necessary, these methodologies can be adjusted and calibrated through internal calculations of fair value and subsequent comparison with the corresponding actively traded price . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 22

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units included in the scope of consolidation . The governance structure of this process distributes responsibilities between two separate divisions : Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, standards for approving new transactions, market risk management and the implementation of valuation adjustment standards) . Approving a new product involves several steps (application, development, validation, integration into corporate systems and quality review) before production . This process ensures the rating systems are properly reviewed and stable before use . Details of the most significant derivative products and families, together with their respective valuation techniques and inputs, by type of asset, are set out under Note 44 'Fair value of financial assets and liabilities' in these Interim Consolidated Financial Statements . k. Fixed assets This category includes the number of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases . Assets are classified according to their use as follows : i. Fixed assets for own use The fixed assets for own use include but are not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties intended to be held for continuing own use, and tangible assets acquired under finance leases . Accordingly, these assets are presented at the acquisition cost to which the related accumulated depreciation is subtracted along with, if applicable, any impairment loss resulting from comparing the net value of each item to the respective recoverable amount . Depreciation is calculated using the straight - line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and is not subject to depreciation . The Bank applies the following useful lives for the tangible assets that comprise its assets : Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 23 At each reporting period, the consolidated entities assess whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount . If this is the case, the asset's carrying amount is reduced to its recoverable amount . Future depreciation charges are adjusted under the revised carrying amount and to the new remaining useful life . U sefu l Life (Months) ITEM - Land - Paintings and works of art 36 Carpets and curtains 36 Computers and Hardware 36 Vehicles 60 ATMs and teleconsultations 60 Machines and general equipment 60 Office furniture 60 Telephone and communication systems 60 Security systems 60 Rights over telephone lines 84 Air conditioning systems 120 Other installations 1,200 Buildings

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Likewise, the estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes . If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Interim Consolidated Statement of Income in future years based on the new useful lives . Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred . ii. Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, calculate their depreciation and their respective estimated useful lives, and record their impairment loss are the same criteria as those for fixed assets held for own use . l. Leases At the contract's creation, the Bank assesses whether it contains a lease or not . A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for compensation . To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether : The contract involves using an identified asset. This may be specified explicitly or implicitly and should be physically distinct. The asset is not identified if the supplier has a significant substitution right. The Bank has the right to obtain all the economic benefits from using the asset throughout the contract's duration. The Bank has the right to direct the use of the asset – this is the decision - making purpose for which the asset is used. a. As a l ess e e The Bank recognises a right - of - use asset and a lease liability at the starting date of the lease according to the IFRS 16 'Leases' . The Bank's main contracts are with its related offices and branches necessary to undertake its activities . In the beginning, the right - of - use asset is equal to the lease liability . It is calculated as the present value of the lease payments, which are discounted using the Bank's incremental interest rate at the starting date and considering each contract's duration . The average incremental interest rate is 1 . 61% . Subsequently, the asset is straight - line depreciated according to the contract's duration, and the financial liability is amortised in terms of the monthly payments . The financial interest is charged to net interest income, and the depreciation is charged to the depreciation expense of each financial year . The lease's term encompasses non - cancellable periods stipulated within each contract . In the case of a lease contract with indefinite duration, the Bank has determined to assign a span equal to the longest of the non - cancellable period of its lease contracts . Contracts with a non - cancellable period of 12 months or less are treated as short - term leases . Therefore, the related payments are recorded as straight - line expenses . Any change in the lease term or rent is treated as a new measurement of the lease . In the initial measurement, the Bank measures the right - of - use asset at cost . The rent of the lease contracts is agreed in UF and payable in Chilean pesos . According to Circular No 3 , 649 of the FMC, the monthly UF variation that affects all contracts established in such monetary units should be treated as a new measurement . Therefore, readjustments should be recognised as an amendment to the obligation, and in parallel, the amount of the related asset should be adjusted . The Bank has not entered into lease agreements with guarantee clauses for residual value or variable lease payments. b. As a l ess o r When the Bank acts as a lessor, it first determines if the process corresponds to a financial or operating lease . To do this, the Bank evaluates whether it has substantially transferred all the risks and benefits of the asset . In the affirmative case, it concerns a financial lease . Otherwise, it is an operating lease . The Bank recognises lease rentals received on a straight - line income basis over the lease term. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 24

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued c. Third - party financing The sum of present values of the lease payments receivable from the lessee is recognised as loans with third parties under 'Loans and receivables from customers' in the Interim Consolidated Statements of Financial Position . This includes the price of the lessee's right - to - call option by the end of the lease term when it is reasonably certain that the lessee will exercise said right . The financial income and expense derived from these contracts are recorded in the Interim Consolidated Income Statements under 'Interest income' and 'Interest expense', respectively, to achieve a constant return rate over the lease term . m. Factoring transactions Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit the transferor assigns to the Bank . The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Interim Consolidated Statement of Income using the effective interest method over the financing period . When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment . n. Intangible assets Intangible assets are non - monetary assets (identifiable separately from other assets) without physical substance arising from legal or contractual rights . The Bank recognises an intangible asset, whether purchased or self - created (at cost) when the asset's cost can be measured reliably . Additionally, the future economic benefits attributable to the asset are expected to flow into the Bank . To calculate intangible assets, they are recorded initially at their acquisition or production cost, from which the accumulated amortisation and accumulated impairment loss are subtracted . Internally developed computer software is recorded as an intangible asset if, among other requirements (primarily the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated . Intangible assets are amortised linearly based on their estimated useful life, defined by default at 36 months . They can be modified if the extent to which the Bank will benefit from its use for a different period than the mentioned above is demonstrated . Expenditure on research activities is recorded as the expense incurred in the year and cannot be subsequently capitalised. o. Non - current assets held for sale Non - current assets held for sale and discontinued operations Per the IFRS 5 , 'Non - current assets held for sale and discontinued operations', a non - current asset is classified as held for sale if its carrying amount will be recovered mainly through a sale transaction rather than through continued use . To apply the above classification, the asset must meet the following requirements: - It must be available in its current conditions for immediate sale, and selling must be highly probable. - For it to be highly probable, the appropriate management level must be engaged in a plan to sell the asset (or group of assets for its disposal). Also, a program to find a buyer and completing said purchase must have been actively initiated. - Furthermore, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date. Assets classified as such shall be measured at the lower carrying amount or fair value with fewer selling costs. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 25

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Assets received or awarded in lieu of payment All assets received or awarded as credit payments and receivables from customers are recorded – in the case of dation in payment – at a price agreed between the parties or, conversely, in those cases in which there is no agreement between the parties, at the amount at which the Bank is awarded such assets in a judicial auction . In both cases, an independent assessment of the market value of the goods is determined based on the state in which they are acquired . If there is an excess of loans and receivables over the fair value of the goods received or foreclosed in payment when the selling cost is subtracted, they are recognised in the Interim Consolidated Income Statements under 'Provision for credit risk' . These goods are subsequently valued at the lower amount between the initially recorded figure and the net realisable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) minus their respective costs of sale . The differences between the two are recognised in the Interim Consolidated Income Statements under 'Other operating expenses' . At the end of each year, the Bank analyses to review the cost of sale of assets received or foreclosed in payment, which is then applied from that date onwards and into the following year . In December 2022 , the average cost was estimated at 5 . 8 % of the appraised value ( 4 . 0 % as of December 31 , 2021 ) . In addition, a review of the appraisals (independent) is carried out every 18 months to adjust the fair value of the assets . These assets are generally estimated to be disposed of within one year from the award date . Under article 84 of the General Banking Law, assets not sold within this period are penalised through a single instalment . On March 25 , 2021 , the FMC issued Circular No 2247 granting an additional 18 months for the disposal of all assets that financial institutions have received in payment or are awarded between March 1 , 2019 , and December 31 , 2021 , also allowing these assets' write - off to be made in instalments proportional to the number of months between the date of their receipt and that set by the Bank for their disposal . p. Income and expense recognition The most important criteria used by the Bank to recognise its revenues and expenses are summarised as follows: i. Interest revenue, interest expense, and similar items Interest income, interest expense and similar items are recognised on an accrual basis using the effective interest rate method. Nevertheless, the Bank ceases to recognise income on an accrual basis when a loan or one of its instalments is 90 days overdue . This means that interest, adjustments or commissions are not recognised in the Interim Consolidated Income Statement unless received . These interest and readjustments are generally referred to as 'suspended' and are recorded in memorandum accounts, which do not form part of the Interim Consolidated Statements of Financial Position but are reported as part of the supplementary information therein (Note 30 and 31 ) . Interest incomes of previous 'transactions with suspended accrual' are only recognised again when the debtor is up to date with its obligations . ii. Commissions, fees and similar items Fee and commission income and expenses are recognised in the Interim Consolidated Income Statements using the criteria set out in IFRS 15, ‘Revenue from contracts with customers’. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 26

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Under IFRS 15 , 'Revenue from contracts with customers', the Bank recognises revenue when it satisfies its performance obligations by transferring the service (an asset) to the customer . Under this definition, an asset is transferred when the customer obtains control over the asset . The Bank considers the contractual terms and its traditional business practices for determining the transfer price . The transfer price is the amount of compensation the entity expects to be entitled in order to transfer committed goods and services to the customer, excluding amounts collected on behalf of third parties . The Bank consistently applies the recognition method for each performance obligation, whether it is satisfied over time or at a specific point in time . The main income arising from commissions, fees, and similar items are: Credit prepayment fees, which include fees related to customer prepayments of credit operations. Fees and commissions on loans with letters of credit, which comprise fees and commissions related to granting loans with letters of credit. Credit lines and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts. Fees for guarantees and letters of credit, which include fees accrued during the year to grant payment guarantees for real or contingent third - party obligations. Card service fees. These refer to fees earned and accrued for the year related to credit, debit and other cards. Account administration fees. These comprise fees incurred to maintain current, savings and other accounts. Fees and commissions for collections and payments, which include fees and commission income generated by the Bank's collections and payment services. Commissions for brokerage and handling securities, which refer to income from commissions generated on brokerage, placements, administration, and custody of securities. Remuneration for the administration of mutual funds, investment funds or others, which comprises commissions from fund management companies separated by type of client (natural or legal person). Insurance intermediation and consultancy fees, which include income generated through insurance sales, separated by the type of insurance brokered. Fees for financial leasing transaction services, which refer to those financial leasing services in which the Bank acts as a lessor. Securitisation fees, which include fees for securitisation services. Fees for financial advisory services, which comprise those involved in advisory services concerning the issuance and placement of financial instruments, restructuring and funding financial liabilities, sale and purchase of companies, and others . Other commissions earned, which include income generated by currency exchanges, issuing demand vouchers and guarantee slips, trust commissions, foreign trade operations, student loan administration, and other services . Commission expenses comprise: Card transaction fees, which involve commissions generated by credit cards, debit cards and the provision of funds related to the income generated from card service fees. Licence fees of card brands. These are fees paid to the main card brands: credit, debit and provision of funds. Other fees for services linked to the credit card system and cards with the provision of funds. Expenses for loyalty and merit programme obligations for card clients. They refer to expenses related to customer benefit programmes related to the use of cards. Fees for securities transactions. They comprise fees for deposit, safekeeping and brokerage of securities, investments in mutual funds, stock exchanges, central counterparty and market infrastructure services. Other fees for services received. They include securities services, foreign trade, correspondent banking, ATMs and wire transfer fees. Fees for clearing high - value payments, which include fees to ComBanc, CCLV, etc. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 27

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The relationship between the segment note and the disaggregated income is presented in Note 32 Commissions. The Bank maintains loyalty programmes linked to its credit card services, which under IFRS 15 'Revenue from contracts with customers', have the necessary provisions to meet the delivery of committed performance obligations to come . Such obligations are settled immediately upon incurrence . iii. Non - financial income and expenses They are recognised under the criteria established in IFRS 15 , 'Revenue from contracts with customers', identifying the performance obligation and when they are satisfied (accrued) . iv. Commissions in the formalisation of loans Financial fees and commissions arising on the origination of loans, mainly origination or arrangement fees and information fees, are accrued and recognised in the Interim Consolidated Statements of Income over the life of the loan . q. Provisions for credit risk on loans and receivables and contingent liabilities The Bank permanently evaluates the entire portfolio of loans and contingent loans, as established by the FMC, to promptly create sufficient provisions to cover the expected loss linked with the debtors' characteristics and credits based on payment and subsequent recovery . The Bank uses the following models established by the FMC and approved by the Board of Directors to assess its loan and contingent loan portfolio : Individual assessment of debtors – This applies to debtors recognised as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis . Group assessment of obligors - Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and exposures to obligors that simultaneously meet the following conditions : i. The Bank has an aggregate exposure to the same counterparty of less than UF 20 , 000 . The aggregate exposure is considered the gross of provisions or other mitigants and includes housing mortgages in its calculation . Concerning off - balance sheet items (contingent claims), the gross amount is calculated by applying the credit translation factors defined in Chapter B - 3 of the Compendium of Accounting Standards for Banks . ii. Each aggregate exposure to a single counterparty does not exceed 0 . 2 % of the total portfolio related to the group - rated loans . Group assessments are suitable for dealing with many transactions with low individual amounts and involving individuals or small companies . The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non - performing and a recovery rate based on a substantiated historical analysis . To this end, the Bank implemented the standard model for mortgage and commercial loans and the internal model for consumer loans . I. Allowances for individual assessments The individual assessment of trade debtors is necessary, as established by the FMC, in the case of companies that require detailed knowledge and analysis due to their size, complexity, or level of exposure to the entity . The analysis of debtors focuses firstly on their credit quality . Then, it classifies them in the risk category corresponding to the debtor and their respective credit operations and contingent loans after assigning them to one of the three portfolio statuses : Standard, Substandard and Impaired . The risk factors used in the allocation are the industry or sector, business situation, partners and management, their financial situation and ability to pay, and payment behaviour . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 28

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

The portfolio categories and their definitions are as follows:

i. Normal Portfolio includes debtors with a payment ability to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii. Substandard Portfolio includes debtors with financial difficulties or significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii. Impaired Portfolio includes debtors and loans in which repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or who indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest and any other debtor who is overdue by 90 days or more in their payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance and severity, which result in the expected loss percentages:

Portfolio	Debtor's Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The first step to determine the number of provisions is to assess the affected exposure, which comprises the book value of loans plus contingent loans, minus the amounts that are feasible to recover through the activation of the financial or real guarantees covering the operations. The respective loss percentages are applied to this exposure result. In the case of collateral, the Bank must demonstrate that the value assigned to the deduction reasonably reflects the value realised at the disposal of the assets or equity instruments. If the debtor's credit risk is substituted for the guarantor's credit quality, this methodology will only apply if the guarantor or surety is an entity qualified in a category similar to the investment grade of a local or international rating agency recognised by the FMC.

Guaranteed securities cannot be deducted from the exposure amount. Only financial guarantees and collateral can be considered.

Notwithstanding the above, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 29

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued N on - p e r f o r m i n g P o r tfolio The impaired portfolio includes all loans and the entire value of contingent loans of the debtors overdue by 90 days or more on the payment of interest or principal of any loan at the end of the month . It also includes debtors who have been granted a loan to refinance loans overdue by 60 days or more and debtors who have undergone forced restructuring or partial debt forgiveness . The impaired portfolio excludes : a) residential mortgage loans, with payments overdue less than 90 days ; and b) loans to finance higher education according to Law No 20 , 027 , provided the breach conditions outlined in Circular No 3454 of December 10 , 2008 , are not fulfilled . The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses . Once the expected loss range is determined, the related allowance rate is applied over the exposure amount, including loans and contingent loans related to the debtor . The allowance rates applied over the calculated exposure are as follows : Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 30 Allowance Estimated range of loss Classification 2% Up to 3% C1 10% Between 3% and 20% C2 25% Between 20% and 30% C3 40% Between 30% and 50% C4 65% Between 50% and 80% C5 90% More than 80% C6 All the obligor's loans are maintained in the Impaired Portfolio until its payment ability is normalised, notwithstanding the charge - off of each particular credit that meets Title II of Chapter B - 2 of the CASB . Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met : i. The debtor has no obligations overdue with the Bank for 30 consecutive days or more. ii. The debtor has not been granted loans to pay its obligations. iii. At least one of the payments includes the amortisation of capital. iv. Two payments must already be made if the debtor has made partial loan payments in the last six months. v. Four consecutive instalments have been made if the debtor must pay monthly instalments for one or more loans. vi. The debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts. II. Allowances for group assessments Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and debtor exposures that simultaneously meet the following conditions : i. The Bank has an aggregate exposure (the exposure on the same Business Group at a consolidated level) to the same counterparty of less than UF 20 , 000 . The aggregate exposure is considered the gross of provisions or other mitigants and includes housing mortgages in its calculation . Concerning off - balance sheet items (contingent claims), the gross amount is calculated by applying the credit translation factors defined in Chapter B - 3 of the Compendium of Accounting Standards for Banks . ii. Each aggregate exposure to a single counterparty does not exceed 0 . 2 % of the total portfolio related to the group - rated loans .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued To determine provisions, group assessments require the creation of groups of loans with homogeneous qualities in terms of the type of debtors and agreed conditions to establish, using technically sound estimates and prudential criteria, both the payment behaviour of the group and the recoveries of its non - performing loans . This is done using a model based on the characteristics of debtors, payment history, outstanding loans and delinquency, among other relevant factors . The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate provisions for the group - assessed portfolio . These include commercial loans for debtors not individually assessed, housing loans and consumer loans (including instalment loans, credit cards and overdraft facilities) . This methodology helps to independently identify the portfolio's performance one year ahead and determine the provision necessary to cover the losses arising in the period of one year from the balance sheet date . Customers are segmented according to their internal and external characteristics into groups or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (customer - portfolio model) ; this is known as the profiling method . The profiling method is based on a statistical construction method, constituting a relationship through a logistic regression between variables such as delinquency, external behaviour, socio - demographic variables, and a response variable that determines the customer's risk . In this case, delinquency is equal to or greater than 90 days . Hence, common profiles are established and assigned a Probability of Non - Performance (PNP), also known as a Probability of Default (PD), and a recovery rate based on a grounded historical analysis known as Loss Given Default (LGD) Therefore, once the customers have been profiled and assigned a PNP and an LGD concerning their type of loan, the exposure at default (EXP) is calculated . This exposure includes the book value of the loans and receivables from the customer, plus contingent loans, minus any amount that can be recovered by activating guarantees (for credits other than consumer loans) . Notwithstanding the above, in establishing provisions related to mortgage and commercial loans, the Bank must recognise minimum provisions according to standard methods established by the FMC for those types of loans . While this is considered a conservative minimum base, it does not relieve the Bank of its responsibility to have its own methodologies for determining adequate provisions to protect the portfolio's credit risk . Provisions must be made considering the higher value obtained between the respective standardised method and the internal method . Standard method of group portfolio provisioning i. M o r t g a ge p o r t f olio Under the CASB, the Bank applies the standard provisioning method for residential mortgages . Under this method, the expected loss factor applicable to the number of residential mortgage loans will depend on the delinquency of each loan and the ratio, at the end of each month, between the outstanding principal amount of each loan and the value of the mortgage collateral (LTV) that protects it . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 31

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

The relevant provisioning factor according to delinquency and LTV is as follows:

LTV Range	Days past due at month-end	0	1-29	30-59	60-89	Non-performing portfolio
LTV ≤ 40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	PE (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < LTV ≤ 80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	PE (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < LTV ≤ 90%	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	PE (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LTV > 90%	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	PE (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV= (Loan-to-Value Ratio) unpaid loan principal/value of the mortgage collateral.

This standardised approach will also be applied to residential leasing transactions, following the same criteria described above and considering the leased asset value equivalent to the amount of the mortgage collateral.

If the same debtor holds more than one residential mortgage loan with the Bank and one is overdue by 90 days or more, all these loans will be assigned to the non-performing portfolio, with provisions calculated for each according to their respective LTV percentages.

In the case of housing mortgage loans linked to housing and subsidy programmes of the State of Chile, provided that they are contractually covered by the auction insurance supplied by the latter, the provisioning percentage may be weighted by the loss mitigation (LM) factor, which depends on the LTV percentage and the value of the house in the deed of sale (V). Therefore, the LP factors to be applied to the corresponding provisioning percentage are presented in the table below:

Loss mitigation (LM) factor for loans with state auction insurance		
LTV Range	**Segment V: Deeded house price (UF)**	
	V<1,000	**1,000< V <= 2,000**
LTV <= 40%	100	
40% < LTV <= 80%		
80% < LTV <=90%	95	96
LTV > 90%	84	89

ii. Commercial portfolio

Following the CASB, the Bank applies the standard model of provisions for commercial loans in the group portfolio, depending on whether it corresponds to commercial leasing, student or other commercial loans.

Before implementing the standard method, the Bank used internal models to determine business group provisions.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 32

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued a. Commercial leasing operations The provision factor must be applied to the current value of commercial leasing operations (including the call option) for these operations . Therefore, it will depend on the delinquency of each operation, the type of leased asset and the relationship, at the closing of each month, between the current value of each operation and the value of the leased asset (PVB), as indicated in the following tables : Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 33 Probability of Non - Performance (PNP) applicable according to delinquency and type of asset (%) Type of asset Days past due at the end of the month Non - r eal estate Real estate 1.61 0.79 0 12.02 7.94 1 - 29 40.88 28.76 30 - 59 69.38 58.76 60 - 89 100.00 100.00 Non - performing portfolio Loss Given Default (LGD) applicable by PVB range and type of asset (%) Non - r eal estate Real estate PVB r a ng e (* ) 18.2 0.05 PVB ≤ 4 0% 57.00 0.05 40% < P V B ≤ 50% 68.40 5.10 50% < P V B ≤ 80% 75.10 23.20 80% < P V B ≤ 90% 78.90 36.20 PVB > 9 0% (*) PVB= Current value of operation/leased asset value The PVB ratio will be determined considering the appraisal value, expressed in UF for real estate and Pesos for non - real estate, recorded at the time of granting the respective credit, considering any situations that may be causing pricing rises of the asset at that time . b. Student loans For these operations, the provision factor should be applied to the student loan and the exposure of the contingent loans, when applicable . The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest at the end of each month . Where payment is due, the factor will also depend on the delinquency of the payment . For the loan classification, a distinction is made between those granted for financing higher studies under Law No 20 , 027 (CAE) and, on the other hand, the CORFO guarantee credits or other student loans . Probability of Non - Performance (PNP) according to enforceability, delinquency and type of loan (%) Type of student loan Day s p as t d u e at mon t h - e nd Presents payment enforceability or interest at month - end CORF O and others CAE 2.90 5.20 0 15.00 37.20 1 - 29 43.40 59.00 30 - 59 Yes 71.90 72.80 60 - 89 100.00 100.00 Non - performing portfolio 16.50 41.60 N/A No

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

Loss Given Default (LGD) applicable by PVB range and type of asset (%)		
Presents payment enforceability or interest at month-end	Type of student loan	
	CAE	CORFO and others
Yes	70.90	
No	50.30	45.80

c. Generic commercial loans and factoring

For factoring transactions and other commercial loans, the provisioning factor, applicable to the amount of the loan and the contingent loan exposure, will depend on the delinquency of each transaction and the ratio at the end of each month between the debtor's obligations to the Bank and the value of the collateral (PTVG) securing them, as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and PTVG range (%)			
Days past due at month-end	Guarantee		
	PTVG ≤ 100%	PTVG > 100%	No guarantee
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Non-performing portfolio	100.00	100.00	100.00

Loss Given Default (LGD) applicable according to PTVG range (%)			
Guarantee (with/without)	PTVG Range	Factoring and other commercial loans without responsibility	Factoring with responsibility
Guarantee	PTVG ≤ 60%	5.00	3.20
	60% < PTVG ≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
No guarantee		56.90	35.90

The guarantees used to calculate the PTVG ratio of this method may be of a specific or general nature, including those that are both specific and general. However, a guarantee can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favour of the Bank and only guarantees the debtor's credits concerning which it is attributed (not shared with other debtors).

The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation.

The following considerations must be taken into account when calculating the PTVG ratio:

i. Transactions with specific guarantees: those in which the debtor provided specific guarantees for generic commercial loans and factoring. The PTVG ratio is calculated separately for each secured transaction as the division between the loan amount and the contingent loan exposure over the collateral's value.

ii. Transactions with general guarantees: when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding PTVG jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent loan exposures over the general or specific guarantees that, according to the scope of the remaining hedge clauses, protect the credits considered in the numerator of the ratio mentioned above.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 34

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued

The amounts of collateral used in the PTVG ratio in (i) and (ii) should be determined according to the:

- The guarantee's last valuation, whether in its appraisal or fair value, depending on the type of real guarantee in question. The criteria in Chapters 7-12 of the Updated Collection of Standards should be considered to determine fair value.
- Possible situations that could be causing temporary increases in the values of the guarantees.
- Limits to the amount of coverage established in their respective clauses.

III. Provisions for contingent loans

Contingent loans are transactions or commitments in which the Bank assumes a credit risk by obliging itself vis-à-vis third parties upon a future event to make a payment or a disbursement to be recovered from its clients.

To calculate the provisions as indicated in Chapter B-1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below:

Type of loan	Credit Translation Factors (FCC)
Immediately repayable unrestricted credit lines	10%
Contingent loans linked to CAE	15%
Letters of credit for goods movement operations	20%
Other unrestricted credit lines	40%
Debt purchase commitments in local currencies abroad	50%
Transactions related to contingent events	50%
Guarantees and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

In the case of transactions with clients with non-performing loans, such exposure shall always equal 100% of their contingent loans.

IV. Guarantees and credit enhancements

Guarantees are only considered in calculating provisions when they are legally established and when the conditions allowing their eventual activation or settlement in the Bank's favour are met. Collateral valuation (mortgages or pledges) reflects the net cash flow obtained from selling goods or equity instruments, or from capital minus estimated expenses in the event of a debtor's non-performance.

For mortgages and pledges on goods, the Bank undertakes analyses that reflect the relationship between the prices obtained in an eventual settlement and their appraisal or foreclosure values. Nevertheless, the valuations of mortgages and other goods received are based on valuations carried out by independent professionals, while maintenance and transaction costs are based on historical data from at least three years prior. The Bank has the necessary collateral revaluation standards in place.

Financial guarantees, measured through fair value adjustments, may only be deducted from credit risk exposures when they are provided to secure the performance of the credits concerned. The adjusted fair value is obtained by applying the interest rate and currency volatility discount factors established by the FMC and subtracting settlement costs.

Determining provisions in the case of leased assets considers the value obtained on the disposal of the leased assets, considering the impairment that these may present, and the expenses related to their redemption and liquidation or eventual relocation.

Determining provisions for factoring loans considers that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 35

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued V. Addi tion a l p r ov i sions According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non - predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector . As set out in number 9 of Chapter B - 1 of the CASB of the FMC, these provisions shall be reported on the liability side in the same way as provisions on contingent claims . VI. Provisions related to financing with FOGAPE guarantee Covid - 19 The FMC requested the determination of specific provisions for loans secured by the FOGAPE Covid - 19 guarantee, for which the expected loss must be determined . This is done by estimating the risk of each transaction, dismissing the guarantor's credit quality substitution, and following the appropriate individual or group analysis method per the clauses of the CASB Chapter B - 1 . This calculation must be made on an aggregate basis, grouping all transactions to which the same deductible percentage is applicable . Hence, the total expected loss resulting from the aggregate calculation of each transaction group must be compared with the total deductible corresponding to them . When the expected loss of the transactions of a group with the same deductible percentage is determined to be equal to or less than the aggregate deductible, the provisions are set without considering the FOGAPE Covid - 19 hedge, that is, without replacing the creditworthiness of the direct debtor for that of the guarantor . When they surpass the aggregate deductible, the provisions shall be determined using the substitution method set out in the CASB paragraph 4 , 1 (a) of Chapter B - 1 and shall be recognised in accounts separate from commercial, consumer and housing provisions . VII. Provisions established for credit risk as a result of supplementary prudential requirements This item stands for the provision amount for credit risk required by the Committee’s prudential instructions in relation to credit risk assessments under Chapters 1 - 13 of the Updated Compilation of Banking Regulations (RAN) and that do not qualify as provisions established per the definitions in Chapter B - 1 of the CASB . VIII. Impaired receivables and suspension of accrual For individual assessments, the impaired portfolio comprises loans classified in the 'non - performing portfolio' plus categories B 3 and B 4 of the 'substandard portfolio' . For group assessment, it comprises loans in the 'non - performing portfolio' . The Bank ceases to recognise income on an accrual basis in the Interim Consolidated Statement of Income when the loan or one of its instalments is 90 days overdue . From the date interest is suspended until they are no longer impaired, loans shall not be credited with interest, adjustments or fees in the Interim Consolidated Statement of Financial Position . No income from such loans shall be recognised unless duly received in the Interim Consolidated Statement of Income . IX. Charge - offs As a general rule, charge - offs should be applied when the contractual rights to the cash flows expire. The charge - offs in question refer to the derecognition in the Interim Consolidated Statement of Financial Position of the assets corresponding to the respective transaction, including that part which may not be overdue in the case of a loan payable in instalments or a leasing transaction (there are no partial charge - offs) . This includes overdue, past - due and current instalments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency . Charge - offs are always booked against the credit risk provisions set up under Chapter B - 1 of the CASB, regardless of the reason for the write - off . Charge - offs should be carried out in the following circumstances, whichever occurs first: a. Based on all available information, the Bank concludes that it will not obtain flows from the loans recorded on the asset. b. When an unencumbered claim is 90 days old since it was registered as an asset. c. Upon expiry of the statute of limitations for actions to claim collection through an enforceable judgment or at the time of the rejection or abandonment of the enforcement of the title by an enforceable court decision. d. When the period of arrears of a transaction reaches the time limit for charge - offs set out below: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 36

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 37 Term Type of loan 6 months Consumer loans with or without collateral 24 months Other transactions without collateral 36 months Commercial loans with collateral 48 months Mortgage loans 6 months Consumer leasing 12 months Other non - mortgage leasing transactions 36months Mortgage leasing (household and business) X. Recovery of loans previously written off and receivables from clients Subsequent payments on written - off transactions shall be recognised in profit or loss as recoveries of impaired loan receivables . When there are recoveries in terms of goods, the income is recognised as the amount by which they are incorporated into the asset under the provisions of the Chapter on Goods received or awarded in payment of obligations . The same approach is followed if the leased goods are recovered after a leased transaction is written off when such goods are returned to the asset . r. Impairment of financial assets other than loans and receivables and contingent liabilities The Bank applies IFRS 9 'Financial Instruments' to determine the impairment of financial assets measured at fair value through other comprehensive income and financial assets at the amortised cost other than loans and contingent receivables . The estimate involves calculating the potential credit losses that could be observed on a financial instrument due to differences between the future cash flows under the original contract and the cash flows expected to be received, ensuring at all times that the results obtained are appropriate to the reality of the transactions, the current economic environment and the available forward - looking information . This model uses a dual measurement approach in which the impairment provision is measured as follows : Credit loss expected at 12 months: it represents expected credit losses arising from default events on a financial instrument that may arise within 12 months from the reporting date. Lifetime expected credit loss: it represents the expected credit losses arising from default events over the expected life of a financial instrument. At each reporting date, an entity must measure the provision as equal to the 'lifetime expected credit loss' if the credit risk on that financial instrument has increased significantly since initial recognition . Otherwise, if the credit risk of a financial instrument has not increased significantly at the reporting date since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 'expected credit loss over the next 12 months' . When making such an assessment, an entity compares the default risk of a financial instrument at the reporting date with that of its initial recognition as well as considering reasonable and tenable information made available without unnecessary cost or effort, indicating the growth of credit risk since its initial recognition (on a group or individual basis) . Based on changes in credit quality, IFRS 9 describes a 'three - step' impairment model according to the following diagram :

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 38 Change in credit quality since initial recognition Phase 3 Phase 2 Phase 1 Credit - impaired assets Significant increase in credit risk since initial recognition Initial recognition Lifetime credit loss Lifetime credit loss Credit loss expected in 12 months Reasonable and tenable information refers to information readily available at the reporting date without unreasonable cost or effort, including information about past events, current conditions and forecasts of future economic conditions . When contractual payments are overdue by 30 days or more, the Bank considers that the credit risk of a financial asset has increased significantly, but this is not the only indicator . Measurement of expected credit loss Expected credit loss estimates the weighted probability of credit losses over the financial instrument's expected life, that is, the present value of all cash shortfalls. The three components of the measurement of expected credit loss are: PD: The probability of default estimates the probability of non - performance over a given time frame. LGD: Loss - given default estimates the loss that would occur in the event of a default at a given time. EAD : Exposure at default is an estimate of the exposure at a future date of non - performance, considering expected exposure changes after the reporting date, including repayments of principal and interest, whether contractually scheduled or otherwise, and interest on defaults . The parameters used for the calculation of impairment provisions were developed based on the structure of the internal models used and take into account the experience acquired in the regulatory and management areas, as well as the stages in which each financial asset is classified, including forward - looking information, point - in - time (PIT) view, multiple scenarios, calculation of losses for the entire life of the operation through PD lifetime, among others . Collateral and other credit enhancements are considered to measure expected credit loss. Determination of significant risk increase For the classification in phase 2 , an assessment of whether there is a significant increase in credit risk (SICR) from the initial recognition of the transactions is undertaken . For this, a series of principles that ensure that all financial instruments are subject to this assessment is used, which considers the particularities of each portfolio and type of product based on various quantitative and qualitative indicators . All of this is subject to the expert judgement of analysts, who set the thresholds under appropriate management integration and implement it under the approved governance . The judgements and criteria used to establish thresholds are based on several principles and develop a set of techniques. The principles are as follows: • Universal: all financial instruments under a credit rating must be assessed for their potential SICR. • Proportional: the definition of the SICR should consider each portfolio's particularities. • Materiality: its implementation should also be consistent with each portfolio's relevance to avoid unnecessary cost or effort. • Holistic view: the selected approach should combine the most relevant aspects of credit risk (i.e. quantitative and qualitative). • Application of IFRS 9: the approach should consider the features of IFRS 9, focusing on a comparison with credit risk at initial recognition and considering forward - looking information. • Risk management integration: criteria should be consistent with those metrics considered in day - to - day risk management. • Documentation: Appropriate paperwork must be prepared.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued To classify phase 2 financial instruments, we consider the following criteria: • Quantitative criteria : changes in the risk of a default occurring over the expected life of the financial instrument are analysed and quantified relative to its level of credit risk at inception . For this purpose, quantitative thresholds have been defined for the portfolios . These thresholds can be expressed as an absolute or relative increase in the probability of default . • Qualitative criteria : using expert judgement, we use various indicators aligned with those used in ordinary credit risk management (defaults over 30 days, refinancing, etc . ) . • Definition of default : this definition entails the application of various criteria to classify exposures as phase 3 , including transactions in default for 90 consecutive days or identifying other criteria that demonstrate that the counterparty can meet all of its financial obligations . • Expected life of the financial instrument : we estimate the expected life of a financial instrument considering all contractual terms (e . g . prepayments, duration, call options, etc . ) . Recognition of expected credit loss An entity shall recognise in its financial results a gain or loss caused by value impairment as the amount of the expected credit loss (or releases) by which the value is adjusted given the losses that have occurred by the reporting date to capture the amount that requires recognition accurately . For assets measured at fair value through other comprehensive income, the book value of the instruments is understood as the fair value . Therefore, the recognition of impairment does not affect the carrying amount of such instruments and is reflected as a movement between other comprehensive income (a deduction from fair value) and results at each reporting date . In the case of assets measured at amortised cost, impairment is presented through a supplementary account that reduces the asset's value . s. Impairment of non - financial assets The Bank's non - financial assets are reviewed at each reporting date of the Interim Consolidated Financial Statements for indications of impairment (i . e . , when the carrying amount exceeds the recoverable amount) . If such indications exist, the asset's recoverable amount is estimated to determine the extent of the impairment loss . The recoverable amount is the higher of fair values minus disposal costs and value in use . In assessing value in use, estimates of cash inflows or outflows shall be discounted to present value using the pre - tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted . If the recoverable amount of an asset is estimated to be lower than its carrying amount, it is written down as its recoverable amount . The impairment loss is recognised immediately in profit or loss . Concerning other assets, impairment loss recognised in prior periods is assessed at each reporting date for any indication that the loss has decreased and should be reversed . The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years . Loss for goodwill impairment recognised through capital gains is not reversed . t. Provisions, contingent assets and liabilities Provisions are liabilities whose amount or maturity is uncertain . These provisions are recognised in the Interim Consolidated Statements of Financial Position when all the following requirements are met : i. It is a present obligation (legal or constructive) as a result of past events and, ii. as of the publication date of the financial statements, the Bank will probably have to expend resources to settle the obligation and; iii. the amount of these resources can be reliably measured. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 39

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued Contingent assets or contingent liabilities encompass all potential rights or obligations arising from past events . These are only confirmed if one or more uncertain future occurrences are not wholly within the Bank's control . The Interim Consolidated Financial Statements reflect all significant provisions for which the probability of meeting the obligation is estimated to be more likely than not . Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of the accounting period . Provisions are used when the liabilities for which they were originally recognised are settled . Partial or total reversals are recognised when such liabilities cease to exist or are reduced . Provisions are classified according to the obligation covered as follows: - Provisions for employee benefit obligations - Provisions for lawsuits and litigations - Provisions for operational risk - Provisions for mandatory dividends - Provisions for contingent loan risks - Provisions for contingencies u. Income tax and deferred taxes The Bank recognises, where appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amounts of assets, liabilities and their tax bases . Deferred tax assets and liabilities are calculated using the tax rate applied in the year the deferred tax assets and liabilities are realised or settled according to current tax legislation . The future effects of tax legislation or tax rate changes are recognised in deferred taxes from when the law approving such changes is published . Current tax assets relate to provisional payments in excess of the provision for income tax or other income tax credits, such as training expenses or donations to universities . In addition, the monthly provision payments to be recovered for profits absorbed by tax losses should be included . In the case of liabilities, they correspond to the provision for income tax calculated based on the tax results for the period, minus the mandatory or voluntary provisional payments and other credits applied to this obligation . For its presentation in the Interim Consolidated Statements of Financial Position, under IAS 12 , the tax items should be cleared at the taxing entity’s level as deemed appropriate to subsequently add the net balances per taxing entity on a consolidated level . v. Employee benefits i. P os t - e mplo y m e n t b e nef it s – D e fine d Be n ef i t P l a n: According to the current collective labour covenant and other agreements, Banco Santander - Chile makes an additional benefit available for its main executives, consisting of a pension plan, aiming for them to have the necessary funds for a supplementary pension upon retirement . Plan Features: The main features of the Post - Employment Benefits Plan promoted by the Banco Santander - Chile are: i. Aimed at the Bank's management. ii. The general requirement is that the beneficiary must still hold their position within the Bank by the time they turn 60 years old. iii. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. Periodic contributions will equal the amount each manager commits to their voluntary contribution plan. iv. The Bank will be responsible for granting the benefits directly. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 40

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost . Components of defined benefit cost include : - Current and past service costs are recognised in profit or loss for the period. - Net interest over the net defined benefit liability (asset), recognised in profit or loss for the period. - The new net defined benefit liability (asset) measurements include: (a) actuarial gains and losses; (b) the performance of the plan's assets, and (c) changes in the effect of the asset ceiling, which are recognised in other comprehensive income. The net defined benefit liability is the deficit or surplus, calculated as the difference between the defined benefit obligation's present value minus the plan assets' fair value . The plan assets comprise the pension fund procured by the Bank through an unrelated third party . These assets are held by an entity legally separated from the Bank and exist solely to pay employees their benefits . The Bank recognises the present service cost and the net interest of the 'Personnel wages and expenses' on the Interim Consolidated Statement of Income . The plan's structure does not generate actuarial gains or losses . The plan's performance is established and fixed during the period ; consequently, there are no changes to the asset's ceiling . Accordingly, there are no amounts recognised in other comprehensive income . The post - employment benefits liability, recognised in the Interim Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank . Any surplus resulting from the calculation is limited to the present value of any economic benefits available regarding the plan's reimbursements or reductions to future contributions . When employees abandon the plan before meeting the requirements to become eligible for the benefit, the Bank's contributions decrease . ii. Severance package: Severance packages by years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its activation are known . iii. Cash - settled share - based payments: The Bank allocates cash - settled share - based payments to executives of the Bank and its Subsidiaries under IFRS 2 . Accordingly, the Bank measures the services received and the obligation incurred at fair value . Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period and at the date of settlement, recognising any change to fair value in the income statement for the period . w. Use of Estimates Preparing the Interim Consolidated Financial Statements requires the Bank's Management to make estimates and assumptions that affect the application of the accounting standards and the reported values of assets, liabilities, revenues and expenses . Accordingly, actual results may differ from these estimates . In certain cases, the generally accepted accounting standards require that assets or liabilities be recorded or disclosed at their fair value . The fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date . When available, quoted market prices in active markets have been used for measurement . When the trade prices of an active market are not available, the Bank estimates such values based on the best information available, including internal modelling and other valuation techniques . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 41

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - BREAKDOWN OF MAIN ACCOUNTING STANDARDS, continued The Bank has established provisions to cover potential credit loss per the regulations issued by the FMC . These allowances must be regularly reviewed, considering factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality, and economic conditions that may adversely affect the borrowers' ability to pay . Increases in the allowances for loan loss are reflected as 'Provisions for loan loss' in the Interim Consolidated Statement of Income . Loans are written off when the contractual rights for the cash flows expire . Nevertheless, the Bank will charge off per Title II of Chapter B - 2 of the Compendium of Accounting Standards issued by the FMC for loans and accounts receivable from clients . Charge - offs are recorded as a reduction of credit risk provisions . The Bank's Management regularly reviews the relevant estimates and assumptions to calculate provisions quantifying certain assets, liabilities, revenues, expenses, and commitments . Revised accounting estimates are recorded in the period the estimate is revised and in any affected future period . These estimates are based on the best available information and mainly refer to the following: - Allowances for loan loss (Notes 13 and 41) - Impairment loss on certain assets (Notes 11, 13, 15, 16, 17, 39 and 40) - The useful lives of tangible and intangible assets (Notes 15, 16 and 17) - The fair value of assets and liabilities (Notes 8, 11, 12, 21 and 44) - Commitments and contingencies (Note 29) - Current and deferred taxes (Note 18) x. Earnings per share Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period . Diluted earnings per share are calculated similarly to basic earnings . Still, the weighted average number of outstanding shares is adjusted to consider the potential diluting effect of stock options, warrants, and convertible debt . As of September 30 , 2023 , and 2022 , and December 31 , 2022 , the Bank does not hold any instruments that have a dilutive effect on equity . y. Temporary acquisition (assignment) of assets Purchases or sales of financial assets under non - optional repurchase agreements at a fixed price (repos) are recorded in the Interim Consolidated Statements of Financial Position as a financial assignment (receipt) based on the nature of the debtor (creditor) under 'Deposits in the Central Bank of Chile', 'Deposits in financial institutions' or 'Credits and receivables from customers' ('Deposits from Central Bank of Chile', 'Deposits from financial institutions' or 'Deposits and collections') . The difference between the purchase and sale prices is recorded as financial interest over the contract's life. z. Assets and investment funds managed by the Bank The assets managed by the different companies that form part of the Bank's consolidation perimeter (Santander SA Sociedad Securitizadora) that third parties own are not included in the Interim Consolidated Statements of Financial Position . The commissions generated by this activity are included in the balance of 'Fee and commission income' in the Interim Consolidated Statement of Income . aa. Provision for mandatory dividends As of September 30 , 2023 , and 2022 , and December 31 , 2022 , the Bank recognised a liability (provision) for minimum or mandatory dividends . This provision is made under Article 79 of the Chilean Corporation Law, which is under the Bank's internal policy, which requires at least 30 % of net income for the period to be distributed, except in the case of a contrary resolution adopted at the respective shareholders' meeting by unanimous vote of the outstanding shares . This provision is recorded as a deduction from 'Retained earnings' under 'Provision for dividends, interest payments and repricing of equity financial instruments' in the Interim Consolidated Statements of Changes in Equity . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 42

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED 1. Pronouncements issued and adopted As of the date these Interim Consolidated Financial Statements were published, the new accounting pronouncements issued by both the FMC and the International Accounting Standards Board, which the Bank has fully adopted, are set out below : a. Accounting Standards issued by the Financial Market Commission. General Standard No 484 - Commissions on credit operations . Law No 18 , 010 and adjustment to current contracts . As of August 5 , 2022 , the FMC has issued this instruction to establish requirements, rules and conditions for fees charged regarding money lending transactions . In general terms, any payment that the creditor receives or is entitled to receive will be considered interest, except for those that have a special legal regime and those that comply with the following : 1. The charge made to the debtor must be calculated based on the cost of providing the service. 2. The service must be real, actually provided to the debtor and distinct from those inherent to the money lending operation. 3. The amount to be paid by the debtor must have been expressly informed and accepted by the debtor prior to collection and service provision. 4. The charges associated with the services to be contracted in connection with credit operations must be made available to the public through the same channels used to make offers of credit operations or the contracting of credit operations. Inherent services are defined as those necessary to initiate, execute, materialise or terminate the credit operation and those that the creditor is obliged to provide in compliance with legal and regulatory requirements applicable to credit operations . The same requirements and rules governing fees and commissions apply to money lending transactions originating from using credit lines associated with current accounts or credit cards as set out above . Administration, operation and maintenance services must be considered as fees, provided that the charge is not a function of the amount of the credit operation and that the cost has not been charged for another service product . Any charges that do not comply with commissions must be considered fees to calculate the maximum conventional rate . The instructions are effective as of August 1 , 2023 , and institutions that need to modify contracts must, at their own expense, send a communication indicating this fact, together with an annexe of modifications and their justifications for their acceptance or rejection, by the means agreed with their clients . Institutions may only terminate the contract in the event of rejection of amendments that are intended to bring contracts into line with the changes introduced . This regulation was implemented and had no material impact on the presentation of the Interim Consolidated Financial Statements of the Bank . b. Accounting Standards issued by the International Accounting Standards Board. Amendment to IAS 1 - Classification of liabilities as current - non - current . On January 23 , 2020 , the IASB issued an amendment affecting only the presentation of liabilities in the financial statements . The classification as current or non - current should be based on the rights existing at the end of the reporting period and align the wording in all the affected paragraphs by referring to the right to defer settlement for at least 12 months and specify that only rights outstanding at the end of the reporting period affect the classification of a liability . Along the same lines, it specifies that the classification is not affected by the expectations of whether an entity will exercise its right to defer a liability settlement and clarifies that the settlement refers to the transfer of cash, equity instruments, and other assets or services to the counterparty . This amendment is effective as of January 1 , 2023 , and is to be applied retrospectively, with early application permitted . This amendment does not have any material impact on the presentation of the Interim Consolidated Financial Statements of the Bank . Amendment to IAS 8 - Definition of Accounting Estimates . As of February 12 , 2021 , the IASB published this amendment to help entities distinguish between accounting policy and accounting estimate . According to the new definition, accounting estimates are 'monetary amounts in the financial statements subject to measurement uncertainty' . The amendments are effective for annual periods beginning on or after January 1 , 2023 , and include changes in accounting standards and accounting estimates occurring on or after the beginning of that period . Early application is allowed . This amendment does not have any material impact on the presentation of the Interim Consolidated Financial Statements of the Bank . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 43

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued Amendment to IAS 1 and Statements of the practice of IFRS 2 - Disclosures of accounting standards . As of February 12 , 2021 , the IASB published this amendment intended to assist preparers in deciding which accounting standards should be disclosed in their financial statements . The modifications include the following : ▪ An entity must now disclose its material accounting policy information instead of its main accounting standards; ▪ it explains how an entity can identify material accounting policy information and gives examples of when it will likely be material; ▪ the amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial; the amendments clarify that accounting policy information is material if users of an entity’s financial statements need it to understand other material information in the financial statements; and ▪ the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. In addition, IFRS Practice Statement 2 has been amended by adding guidance and examples to explain the application of the ‘four - step materiality process’ to accounting policy information to support the amendments to IAS 1 . The amendments are applied prospectively . The amendments to IAS 1 are effective for annual periods beginning January 1 , 2023 . Early application is allowed . Once the entity applies the amendments to IAS 1 , it is also permitted to apply them to IFRS Practice Statement 2 . The Bank has reviewed its disclosures under these standards, resulting in no material amendments . Amendment IAS 12 - Deferred taxation of assets and liabilities arising from a single transaction . This Amendment was issued on May 7 , 2021 , concerning the treatment of deferred taxes over leases and decommissioning obligations . In these cases, the entities shall recognise deferred assets and liabilities if equal deductible and temporary taxable differences arise . The amendment is effective for annual reporting periods beginning on or after January 1 2023 , with early adoption permitted . Management has implemented this amendment to the Interim Financial Consolidated Statements of the Bank . Amendment of IFRS 17 - Initial Application of IFRS 17 and IFRS 9 , Comparative information . This amendment was issued on December 9 , 2021 . It considers that if an entity applies IFRS 17 and IFRS 9 simultaneously for the first time, it can apply to a ‘classification overlay’ to present comparative information regarding financial assets if this comparative information has not been restated per IFRS 9 . The comparative information of a financial asset will not be restated if the entity chooses not to do so for previous financial periods, or if the entity restates prior financial exercises . Still, the financial asset has been derecognised during those previous periods . An entity that opts to apply this amendment will do so when first applying IFRS 17 (January 1 , 2023 ) . This amendment has no material impact on the presentation of the Interim Consolidated Financial Statements . Amendment IAS 12 - International Tax Reform, based on Pillar Two Model Rules . The amendments introduce an exception to the requirements of IAS 12 , allowing an entity not to recognise and not disclose information about deferred tax assets and liabilities related to OECD Pillar Two income taxes ; the entity applying the exception must disclose that it has applied the exception which is effective immediately upon issuance of the amendment ; the remaining disclosure requirements are required for annual periods beginning on or after January 1 , 2023 . This amendment has no material impact on the presentation of the Interim Consolidated Financial Statements . 2. Issued pronouncements which have not yet been adopted As of the reporting date of these Interim Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as their interpretation and the FMC standards, which were not mandatory as of September 30 , 2023 . Accordingly, while the IASB permits an early application in some cases, the Bank has not undertaken its application by such date . a. Accounting Standards issued by the Financial Market Commission. Regulation for the new standardised methodology to calculate provisions for the consumer portfolio under review . On August 17 , 2022 , the Financial Market Commission (FMC) announced the start of the public consultation regarding the standardised methodology for calculating consumer and contingent loans granted by banking institutions established in the country . The regulation under consultation would allow all loans granted by banks to have a standard methodology for calculating provisions, as for other portfolios . As of October 12 2023 , the Financial Market Commission informed the start of a new public consultation with the regulatory proposal of establishing a standardised methodology for the provision of Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 44

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued consumer and contingent loans, which will form part of Chapter B - 1 of the CASB . This new standard model has emerged as a result of the comments collated in the first consultation process . The standard model of provisions for contingent and consumer loans will become effective by the ending of the January 20205 accounting period . As of the date these financial statements were issued, the final regulations have not yet been published . b. Accounting Standards issued by the International Accounting Standards Board. Amendment to IFRS 16 - Lease liability on a sale and leaseback . This amendment, issued on September 22 , 2022 , requires a lessee - seller to measure lease liabilities arising after a lease in a manner that does not recognise any gain or loss related to the right - of - use . The new requirements do not prevent a vendor - lessee from recognising any gain or loss related to a lease's partial or total termination in profit or loss . The amendments are effective for annual periods beginning on or after January 1 , 2024 . Early application is allowed . The administration will evaluate this amendment whenever it presents leaseback sales . Amendment to IAS 7 and IFRS 7 - Supplier finance arrangements . The amendment to IAS 7 Statement of Cash Flows and IFRS 7 Disclosures about Financial Instruments requires an entity to disclose information about supplier finance arrangements that enable users of Financial Statements to evaluate the effects of those arrangements on the entity's liabilities and cash flows and its exposure to liquidity risk . The amendments to IAS 7 apply for annual periods beginning on or after January 1 , 2024 , and the amendments to IFRS 7 when the amendments to IAS 7 are applied . The Administration is assessing the potential effects of this amendment . IFRS S 1 - General requirements for reporting sustainability - related financial disclosures . On June 26 , the International Sustainability Standards Board (ISSB) published this standard, which aims to require an entity to disclose information about its sustainability - related risks and opportunities that are useful to users of general - purpose financial reports in making decisions to the extent that these affect the entity's cash flows, access to finance or cost of capital in the short, medium or long term . This regulation would come into effect as of January 1 2024 . The Administration is assessing the potential effects of this amendment . IFRS S 2 - Climate - related disclosures . On June 26 , the International Sustainability Standards Board (ISSB) published this standard, which aims to require an entity to disclose information about its climate - related risks and opportunities that is useful to users of general - purpose financial reports when making decisions . This regulation will become effective as of January 1 2024 . The Administration is assessing the potential effects of this amendment . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 45

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 04 - ACCOUNTING CHANGES As of the date these Interim Consolidated Financial Statements were issued, there were no accounting changes to disclose. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 46

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 05 - SIGNIFICANT EVENTS As of September 30 , 2023 , the following events, considered by the Bank's management as material and affecting the Bank's operations, have been recorded in the Interim Consolidated Financial Statements . Board of Directors At a Directors Board Meeting on March 28 , 2023 , it was agreed upon to summon an Ordinary Shareholders' Meeting for April 19 , 2023 , to propose a distribution of profits and dividend payments taken from the 60 % of retained earnings as of December 31 , 2022 , equivalent to $ 2 . 57469221 per share . It was also proposed that the remaining 40 % of profits be used to increase the Bank's reserves and/or profit . Considering the above, the Bank decided to increase the minimum provision for dividend payments up to 60 % of the profits accrued during 2022 . In the same Board meeting mentioned above, the resignation of Alternate Director Oscar von Chrismar was acknowledged, being replaced by Maria Olivia Recart Herrera . Shareholders' Meeting At the Ordinary Shareholders' Meeting of Banco Santander - Chile held April 19 , 2023 , along with the approval of the 2022 Consolidated Financial Statements, the shareholders resolved to distribute 60 % of the net profit for the year ('Profit attributable to the equity holders'), which amounted to MCh $ 485 , 191 . These earnings are equivalent to a dividend of Ch $ 2 , 57469221 per share . It was also approved that 40 % be allocated to : • Increasing Retained Earnings from prior years by the amount necessary to meet the payment of the next three interest coupons on the bonds with no fixed maturity. • Increasing the Bank's Reserves and other retained earnings by the remaining amount. Furthermore, the following were elected as full directors : Claudio Melandri Hinojosa (chairman), Rodrigo Vergara Montes (independent), Orlando Poblete Iturrate (independent), Felix de Vicente Mingo (independent), Maria Olivia Recart Herrera (independent), Ana Dorrego de Carlos, Rodrigo Echenique Gordillo, Lucia Santa Cruz Sutil, Blanca Bustamante Bravo (independent) and as alternate directors Juan Pedro Santa Maria Perez (independent) and Alfonso Gómez Morales (independent) . At the aforementioned Ordinary Shareholders' Meeting, PricewaterhouseCoopers Consultores Auditores was also approved as external auditors for the 2023 financial year . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 47

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 05 - S I G N I FIC A N T EV E N TS , co nti nued Bond Issuance In 2023, the Bank issued current FMC bonds for CLP 750,000,000,000 and UF 21,000,000. Details of the placements made during the current year are included in Note 22. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 48 Associates and Companies At the Extraordinary Board Meeting of Getnet held on April 5 , 2023 , Mr Carlos Alfredo Rocca Vidal resigned as General Manager of the Company, and the Board unanimously appointed Mr Fernando Benito Olivares as the new General Manager . In 2023 , PagoNxt Trade Chile SpA was established, with the sole shareholder being PagoNxt Trade S . L, based in Spain . Starting July 2023 , PagoNxt Trade Chile SpA is established in the Financial States of Santander Chile, given that the relevant activities of the aforementioned associate started on said month are determined by the Bank and, therefore, are under its control . As of July 25 , 2023 , the shareholders of Santander Corredora de Seguros Limitada approved the reduction of the share capital by the amount of $ 19 , 578 , 714 , 679 , totalling as of August 30 , 2023 , the real amount of $ 12 , 304 , 220 , 013 . This capital reduction did not involve a change in the shareholders’ share percentage . On August 21 2023 , the shareholders of Santander Corredora de Seguros Limitada agreed to distribute the company’s accrued profits amounting to $ 50 , 323 , 708 , 868 Other The Ministry of Treasury, alongside The Chilean Banks and Financial Institutions Association AG (ABIF), announced that Transbank shareholder banks started the process of selling their stock ownership in this company in consideration of the enactment of the four - part model in the payment system . Shareholders have determined JPMorgan as their advisor bank for the disposal . On July 28 2023 , after eight months of maintaining the Monetary Policy Rate, the Central Bank of Chile reduced it by 100 points, going from 11 . 25 % to 10 . 25% . Subsequently, on September 4 , the Central Bank reduced the MPR again, reaching 9 . 50% . On September 26 , 2023 , The Council of the Central Bank of Chile made available a special program that includes the issuance of certificates of deposits of liquidity in the national currency (PDL), with the unique aim to warrant and provide operative support to the payment of the Credit Facility Conditional to Incremental Flexibility (FCIC) . On October 13 , 2023 , the FMC published a communique instructing the accounting treatment of these PDL, which shall be recorded as Financial Debt Instruments within the section of financial assets at amortised cost . On October 24 , 2023 , the Bank invested MCh $ 1 , 903 , 008 in these types of instruments . M a tur i ty Date Issue Amount I s sua n ce D a te I s sua n ce rate Annual Term Origi n al Currency Series 01 - 12 - 2028 100,000,000,000 01 - 12 - 2022 6.60% 6 years CLP AA1 01 - 06 - 2029 100,000,000,000 01 - 12 - 2022 6.20% 6.5 years CLP AA2 01 - 09 - 2030 100,000,000,000 01 - 09 - 2022 6.20% 8 years CLP AA3 01 - 03 - 2033 100,000,000,000 01 - 09 - 2022 6.25% 10.5 years CLP AA4 01 - 02 - 2032 10,000,000 01 - 08 - 2022 2.95% 9.5 years UF AA5 01 - 10 - 2037 5,000,000 01 - 10 - 2022 2.70% 15 years UF AA6 01 - 08 - 2026 75,000,000,000 01 - 02 - 2023 6.80% 3.5 years CLP AA7 01 - 09 - 2027 100,000,000,000 31 - 03 - 2023 6.70% 4.5 years CLP AA8 01 - 11 - 2030 75,000,000,000 31 - 03 - 2023 6.30% 8 years CLP AA9 01 - 03 - 2026 50,000,000,000 24 - 04 - 2023 7.10% 8 years CLP AA10 01 - 07 - 2026 50,000,000,000 01 - 07 - 2023 6.40% 3 years CLP AA11 01 - 03 - 2033 3,000,000 01 - 09 - 2023 3.40% 10 years UF AA12 01 - 09 - 2029 3,000,000 01 - 09 - 2023 3.40% 6 years UF AA13

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 06 - B U S I N ES S S E G M E N T The Bank manages and measures the performance of its operations by business segments . Their reporting is based on the Bank's internal information system for management of the segments established by the Bank . Inter - segment transactions are conducted under normal commercial terms and conditions . Each segment's assets, liabilities, and results include items directly attributable to the segment on which they can be allocated reasonably . A business segment comprises clients to whom a differentiated product offer is directed while being homogeneous in terms of their performance and measured similarly . To comply with the strategic objectives established by the senior management and adapt to changing market conditions, the Bank makes organisational adjustments from time to time . These adjustments affect how it is managed or administered to a greater or lesser extent . Accordingly, the present disclosure provides information on how the Bank is managed as of September 30 , 2023 . The Bank comprises the following business segments : Retail Banking It comprises individuals and small to middle - sized companies (SMEs) with an annual income of less than MCh $ 3 , 000 . This segment offers various services, including consumer loans, credit cards, commercial loans, foreign exchange, mortgage loans, debit cards, current accounts, savings products, mutual funds, stockbroking and insurance . Additionally, SME clients are offered government - guaranteed loans, leasing and factoring . Middle - market This segment comprises companies and large corporations with annual sales exceeding MCh $ 3 , 000 , such as universities, government entities, municipalities and regional governments and companies in the real estate sector executing projects for sale to third parties, along with all construction companies with annual sales over MCh $ 800 and no market cap . The companies within this segment have access to many products, including commercial loans, leasing, factoring, trade finance, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, savings products, mutual funds and insurance . Additionally, companies in the real estate industry are offered specialised services to finance residential projects, with the aim of raising mortgage loan sales . Global Corporate Banking This segment comprises foreign multinational companies or Chilean multinational companies with sales above MCh $ 10 , 000 . This segment offers a wide range of products, including commercial lending, leasing, factoring, trade finance, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds and insurance . This segment also counts with a Treasury Division, which provides sophisticated financial products to Middle - market and Global Corporate Banking companies . These include products such as short - term financing and fundraising, brokerage services, derivatives, securitisation, and other tailor - made products . In addition, the Treasury Division may act as a broker for transactions as well as manage the Bank's investment portfolio . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 49

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 06 - BUSINESS SEGMENTS, continued

Corporate Activities ('Other')

This segment includes Financial Management, which performs the global management of the structural exchange rate item, the parent entity's structural interest rate risk, and the liquidity risk. The latter is managed through the implementation of emissions and utilisations. Likewise, it also manages its own resources, the capital endowment of each unit and the cost of financing the investments made. This usually entails that this segment has a negative contribution to the results.

Furthermore, this segment incorporates all intra-segment results and all activities not allocated to a segment or product with customers.

The accounting policies of the segments are the same as those described in the breakdown of accounting standards and are customised to meet the Bank's management needs. The Bank's earnings stem mostly from income from interests, fees, commissions, and financial operations. Accordingly, the highest decision-making authority for each segment relies primarily on interest income, fee income and provision for expenses to assess segment performance and thus make decisions on the resource allocation to the segments.

The tables below show the Bank's balances by business segment as of September 30, 2023, and 2022.

			For the period of 9 months until September 30, 2023					
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net commission income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Net segment contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Segments								
Retail Banking	28,179,460	13,592,425	1,023,549	290,631	31,889	(319,252)	(493,764)	**533,053**
Middle-market	8,820,787	5,716,751	348,347	48,489	21,198	(39,222)	(79,802)	**299,010**
Corporate Investment Banking	3,124,061	7,776,203	186,294	36,400	142,998	5,558	(67,745)	**303,505**
Corporate Activities ('Other')	(82,152)	1,469,941	(816,037)	11,886	47,459	634	(10,286)	**(766,344)**
Total	**40,042,156**	**28,555,320**	**742,153**	**387,406**	**243,544**	**(352,282)**	**(651,597)**	**369,224**
Other operating income								3,065
Other operating expenses and impairments								(18,035)
Results of non-current assets and disposal groups not qualifying for discontinued operations								11,382
Results from investments in companies								6,406
Results from pre-tax continuing operations								**372,042**
Income tax								(37,804)
Profit from continuing operations after taxes								
Results from pre-tax discontinued operations								-
Discontinued operations tax								-
Results from discontinued operations after taxes								-
Consolidated profit for the period								**334,238**

(1) Loans receivable from clients at amortised cost plus the balance owed by banks, without deducting their respective provisions
(2) Concerns deposits, demand liabilities, and other time deposits.
(3) Concerns the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4) Concerns the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 50

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 06 - BUSINESS SEGMENTS, continued

			For the period of 9 months until September 30, 2022					
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net commission income	Net financial transactions (3)	Provisions	Support Expenses (4)	Net segment contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Segments								
Retail Banking	26,651,591	13,520,067	847,627	240,040	26,397	(199,386)	(476,359)	**438,319**
Middle-market	9,270,889	5,948,149	289,529	45,892	16,594	(37,233)	(79,841)	**234,941**
Corporate Investment Banking	2,893,236	7,833,610	107,885	27,779	119,030	(8,204)	(66,123)	**180,367**
Corporate Activities ('Other')	33,726	987,122	76,366	(14,751)	(1,290)	(8,621)	(15,254)	**36,450**
Total	**38,849,442**	**28,288,948**	**1,321,407**	**298,960**	**160,731**	**(253,444)**	**(637,577)**	**890,077**
Other operating income								2,619
Other operating expenses and impairments								(87,533)
Results of non-current assets and disposal groups not qualifying for discontinued operations								4,327
Results from investments in companies								6,249
Results from pre-tax continuing operations								**815,739**
Income tax								(96,679)
Profit from continuing operations after taxes								**719,060**
Results from pre-tax discontinued operations								-
Discontinued operations tax								-
Results from discontinued operations after taxes								-
Consolidated profit for the period								**719,060**

(1) Loans receivable from clients at amortised cost plus the balance owed by banks, without deducting their respective provisions.
(2) Concerns deposits, demand liabilities, and other time deposits.
(3) Concerns the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4) Concerns the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 51

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 06 - BUSINESS SEGMENTS, continued

	For the quarter ended September 30, 2023							
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net commission income	Net financial transactions (3)	Provisions	Support expenses (4)	Net segment contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Segments								
Retail Banking	28,179,460	13,592,425	351,925	99,574	10,603	(100,359)	(166.712)	**195,031**
Middle-market	8,820,787	5,716,751	115,105	16,165	6,720	(23,672)	(27.629)	**86,689**
Corporate Investment Banking	3,124,061	7,776,203	60,554	11,338	43,943	3,186	(22.659)	**96,362**
Corporate Activities ('Other')	(82,152)	1,469,941	(316,423)	(5,527)	19,940	150	(3.092)	**(304,952)**
Total	**40,042,156**	**28,555,320**	**211,161**	**121,550**	**81,206**	**(120,695)**	**(220.092)**	**73,130**
Other operating income								942
Other operating expenses and impairments								(10,572)
Results of non-current assets and disposal groups not qualifying for discontinued operations								9,187
Results from investments in companies								2,209
Results from pre-tax continuing operations								**74,896**
Income tax								(13,280)
Profit from continuing operations after taxes								**61,616**
Results from pre-tax discontinued operations								-
Discontinued operations tax								-
Results from discontinued operations after taxes								-
Consolidated profit for the period								**61,616**

(1) Loans receivable from clients plus the balance owed by banks, without deducting their respective provisions.
(2) Concerns deposits, demand liabilities, and other time deposits.
(3) Concerns the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4) Concerns the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 52

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 06 - BUSINESS SEGMENTS, continued

	For the quarter ended September 30, 2022							
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net commission income	Net financial transactions (3)	Provisions	Support expenses (4)	Net segment contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Segments								
Retail Banking	26,651,591	13,520,067	280,689	92,262	9,487	(60,302)	(163,276)	**158,860**
Middle-market	9,270,889	5,948,149	99,659	15,701	6,437	(13,150)	(27,613)	**81,034**
Corporate Investment Banking	2,893,236	7,833,610	36,791	11,515	43,108	(585)	(22,738)	**68,091**
Corporate Activities ('Other')	33,726	987,122	(53,284)	(12,487)	2,443	(16,805)	(6,968)	**(87,101)**
Retail banking	**38,849,442**	**28,288,948**	**363,855**	**106,991**	**61,475**	**(90,842)**	**(220,595)**	**220,884**
Other operating income								1,378
Other operating expenses and impairments								(29,999)
Results of non-current assets and disposal groups not qualifying for discontinued operations								6,280
Results from investments in companies								1,856
Results from pre-tax continuing operations								**200,399**
Income tax								(10,533)
Profit from continuing operations after taxes								**189,866**
Results from pre-tax discontinued operations								-
Discontinued operations tax								-
Results from discontinued operations after taxes								-
Consolidated profit for the period								**189,866**

(1) Loans receivable from clients plus the balance owed by banks, without deducting their respective provisions.
(2) Concerns deposits, demand liabilities, and other time deposits.
(3) Concerns the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4) Concerns the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 53

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 07 - CASH AND CASH EQUIVALENTS

a. The detail of the balances included under cash and cash equivalents is as follows:

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Cash and deposits in banks		
Cash	1,210,438	1,110,830
Deposits in the Central Bank of Chile	59,687	444,491
Deposits in foreign central banks	-	-
Deposits in domestic banks	1,106	2,646
Deposits foreign banks	1,140,363	424,975
Subtotal cash and deposits with banks	**2,411,594**	**1,982,942**
Cash items in collection process	54,491	96,944
Other cash equivalents	-	-
Total cash and cash equivalents	**2,466,085**	**2,079,886**

The balance of funds held in cash at the Central Bank of Chile follows regulations concerning requirements and technical reserves that the Bank must maintain on average every month, although these funds are immediately available.

b. Operations in the process of settlement:

Cash items in the collection process are transactions in which only the settlement— that will increase or decrease the funds at the Central Bank or abroad – is pending. This process usually happens within the next 24 to 48 working hours following the transaction. These operations are presented as follows:

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Assets		
Documents held by other banks (document to be cleared)	83,668	93,650
Funds to be received	2,005,224	750,166
Subtotal	**2,088,892**	**843,816**
Liabilities		
Funds to be paid	2,034,401	746,872
Subtotal	**2,034,401**	**746,872**
Cash items in collection process	**54,491**	**96,944**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 54

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS

a) As of September 30, 2023, and December, 2022, the Bank holds the following portfolio of financial assets held for trading at fair value through profit or loss:

		Fair value	
		As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Financial derivatives contracts			
Forwards		1,981,447	1,669,807
Swaps		9,985,298	9,992,123
Call options		8,202	1,429
Put options		1,050	9,601
Future		-	-
Other		-	-
	Subtotal	**11,975,997**	**11,672,960**
Debt financial instruments			
Instruments of the Chilean Central Bank and Government		271,684	153,967
Other debt financial instruments issued in the country		-	-
Debt financial instruments issued abroad		-	79
	Subtotal	**271,684**	**154,046**
Other financial instruments			
Mutual Fund Investments		-	-
Equity instruments		-	-
Loans originated and purchased by the entity		-	-
Other		-	-
	Subtotal	**-**	**-**
Total		**12,247,681**	**11,827,006**

b) Details of financial derivative contracts as of September 30, 2023, and December 31, 2022, are as follows:

	As of September 30, 2023								
	Notional								
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total MCh$	Fair value MCh$
Financial derivatives contracts									
Currency forwards	-	15,126,680	12,925,867	18,746,841	6,327,913	751,276	1,295,711	**55,174,288**	**1,981,447**
Interest rate swaps	-	6,119,444	16,451,243	23,785,914	19,869,096	7,672,215	14,427,535	**88,325,447**	**3,509,271**
Currency and interest rate swaps	-	792,586	1,573,695	9,790,122	20,833,968	9,337,110	22,381,641	**64,709,122**	**6,476,027**
Currency call options	-	37,544	59,277	74,217	13,342	-	-	**184,380**	**8,202**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	15,704	102,288	35,979	28,809	-	-	**182,780**	**1,050**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**22,091,958**	**31,112,370**	**52,433,073**	**47,073,128**	**17,760,601**	**38,104,887**	**208,576,017**	**11,975,997**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 55

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE WITH CHANGES IN PROFIT AND LOSS, continued

As of September 30, 2023, and December 31, 2022, the details of the derivative financial instruments portfolio for trading are as follows.

	December 31, 2022								
	Notional								
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total MCh$	Fair value MCh$
Financial derivatives contracts									
Currency forwards	-	9,245,832	7,653,539	9,828,036	6,178,376	1,009,395	737,202	**34,652,380**	**1,669,807**
Interest rate swaps	-	5,583,353	8,796,596	26,246,111	24,855,247	11,658,182	16,373,617	**93,513,106**	**4,283,817**
Currency and interest rate swaps	-	1,258,796	1,575,109	5,398,185	19,811,336	11,689,202	21,297,126	**61,029,754**	**5,708,306**
Currency call options	-	99,157	80,844	24,744	-	-	-	**204,745**	**1,429**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	309,713	1,699	7,816	-	-	-	**319,228**	**9,601**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**16,496,851**	**18,107,787**	**41,504,892**	**50,844,959**	**24,356,779**	**38,407,945**	**189,719,213**	**11,672,960**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 56

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 09 - NON - MARKETABLE FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 57

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 58

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME Financial assets at fair value through other comprehensive income correspond to: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 59 As of Dece mber 31, As o f Sept e mber 30, Financial assets at fair value through other comprehensive income 2022 2023 MCh$ MCh$ Debt financial instruments Instruments of the Chilean Central Bank and Government 3,331,264 4,578,080 Debt financial instruments of the Central Bank of Chile 742,717 612,421 Bonds and promissory notes of the General Treasury of the Republic 432 445 Other fiscal debt financial instruments 4,074,413 5,190,946 Subtotal 207,280 275,843 Under repu r cha se a gr ee m e nt Other debt financial instruments issued in the country 9,891 5,412 Debt financial instruments of other banks in the country - - Bonds and bills of exchange of domestic companies 7 - Other debt financial instruments issued in the country 9,898 5,412 Subtotal 91 121 Under repu r cha se a gr ee m e nt Debt financial instruments issued abroad 1,668,670 1,522,222 Debt financial instruments of foreign central banks - - Debt financial instruments of foreign governments and fiscal entities abroad - - Debt financial instruments of other banks abroad - - Bonds and bills of exchange of companies abroad 127,752 243,114 Other debt financial instruments issued abroad 1,796,422 1,765,336 Subtotal 127,752 430,627 Under repu r cha se a gr ee m e nt Other financial instruments Loans originated and purchased by the entity - - Interbank loans 142,306 97,290 Commercial loans - - Mortgage loans - - Consumer loans - - Other 142,306 97,290 Subtotal 6,023,039 7,058,984 TOTAL In the section of debt financial instruments, the item 'Of the Chilean Central Bank and the Government' includes instruments that guarantee margins on derivative transactions through Comder Contraparte Central SA for MCh $ 394 , 480 and MCh $ 133 , 480 as of September 30 , 2023 , and December 31 , 2022 , respectively . In the section of debt financial instruments, the item 'Debt financial instruments issued abroad' includes instruments that guarantee margins on derivative transactions through the London Clearing House (LCH) in the amount of MCh $ 72 , 935 and MCh $ 69 , 666 as of September 30 , 2023 , and December 31 , 2022 , respectively . Additionally, to comply with the initial margin requirements of the European Market Infrastructure Regulation (EMIR), collateral instruments are held with Euroclear for the amount of MCh $ 587 , 044 and MCh $ 590 , 466 as of September 30 , 2023 , and December 31 , 2022 , respectively . Provisions for credit risk, in terms of debt financial instruments, amounted to MCh $ 1 , 259 and MCh $ 877 as of September 30 , 2023 , and December 31 , 2022 , respectively . Provisions for credit risk on commercial loans amounted to MCh $ 136 and MCh $ 326 as of September 30 , 2023 , and December 31 , 2022 , respectively .

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

As of September 30, 2023, and December 31, 2022, fair value changes from debt financial instruments and commercial loans are considered as Other Accumulated Comprehensive Income for:

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Unrealised profit (loss)	**(125,900)**	**(109,392)**
Attributable to equity holders	(126,719)	(110,130)
Attributable to non-controlling interest	819	738

Debt financial instruments generated the following gross realised gains and losses on the sale of instruments. There are no sales of commercial loans at fair value with effects in other comprehensive income:

	As of September 30,	
	2023 MCh$	2022 MCh$
Sales of available-for-sale investments that generate realised profit	215,093	302,107
Profit incurred	11	521
Sales of available-for-sale investments that generate realised loss	383,025	715,254
Loss incurred	42,510	83

The movement of expected credit loss as of September 30, 2023, is as follows:

Debt financial instruments	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Expected credit loss as of January 1, 2023	**877**	-	-	**877**
Newly acquired assets	7,919	-	-	**7,919**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(7,555)	-	-	**(7,555)**
Change in measurement without portfolio reclassifying during the period	18	-	-	**18**
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of September 30, 2023	**1,259**	-	-	**1,259**

Commercial loans	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Expected credit loss as of January 1, 2023	**326**	-	-	**326**
New assets originated	48	-	-	**48**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(201)	-	-	**(201)**
Change in measurement without portfolio reclassifying during the period	(37)	-	-	**(37)**
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of September 30, 2023	**136**	-	-	**136**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 60

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The movement of expected credit loss as of December 31, 2022, is as follows:

Debt financial instruments	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Expected credit loss as of January 1, 2022	**703**	-	-	**703**
Newly acquired assets	5,627	-	-	**5,627**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(5,553)	-	-	**(5,553)**
Change in measurement without portfolio reclassifying during the period	100	-	-	**100**
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2022	**877**	-	-	**877**

Commercial loans	Phase 1 MCh$	Phase 2 MCh$	Phase 3 MCh$	Total
Expected credit loss as of January 1, 2022	**226**	-	-	**226**
New assets originated	76	-	-	**76**
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(53)	-	-	**(53)**
Change in measurement without portfolio reclassifying during the period	77	-	-	**77**
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2022	**326**	-	-	**326**

The Bank assessed those instruments with unrealised loss as of September 30, 2023, and concluded they were not impaired. This review assessed the economic drivers of any decline, the securities' issuer credit ratings and the Bank's intention and ability to hold the securities until the unrealised loss is recovered. Based on this analysis, the Bank considers there are no significant or prolonged declines or changes in credit risk to cause impairment in its investment portfolio. Most of these instruments' fair value decline was caused by market conditions that the Bank considers temporary. All instruments with unrealised loss as of September 30, 2023, were not in a continuous unrealised loss position for over one year.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 61

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following table shows debt instruments and trading placements at fair value through accumulated other comprehensive income of unrealised gains and losses as of September 30, 2023, and December 31, 2022:

	As of September 30, 2023			
	Amortised cost MCh$	Fair value MCh$	Unrealised profit MCh$	Unrealised loss MCh$
Instruments of the Chilean Central Bank and Government				
Debt financial instruments of the Central Bank of Chile	4,577,744	4,578,080	564	(228)
Bonds and promissory notes of the General Treasury of the Republic	736,121	612,421	-	(123,700)
Other fiscal debt financial instruments	432	445	13	-
Subtotal	5,314,297	5,190,946	577	(123,928)
Other debt financial instruments issued in the country				
Debt financial instruments of other banks in the country	5,577	5,412	7	(172)
Bonds and bills of exchange of domestic companies	-	-	-	-
Other debt financial instruments issued in the country	-	-	-	-
Subtotal	5,577	5,412	7	(172)
Debt financial instruments of foreign central banks				
Debt financial instruments of foreign governments and fiscal entities abroad	1,519,420	1,522,222	162,160	(159,358)
Debt financial instruments of other banks abroad	-	-	-	-
Bonds and bills of exchange of companies abroad	-	-	-	-
Other debt financial instruments issued abroad	244,195	243,114	11,069	(12,150)
Subtotal	1,763,615	1,765,336	173,229	(171,508)
Loans originated and purchased by the entity				
Commercial loans	103,057	97,290	-	(5,768)
Subtotal	103,057	97,290	-	(5,768)
Total	7,186,546	7,058,984	173,813	(301,376)

	As of December 31, 2022			
	Amortised cost MCh$	Fair value MCh$	Unrealised profit MCh$	Unrealised loss MCh$
Instruments of the Chilean Central Bank and Government				
Debt financial instruments of the Central Bank of Chile	3,331,635	3,331,264	2,270	(2,641)
Bonds and promissory notes of the General Treasury of the Republic	834,908	742,717	27	(92,218)
Other fiscal debt financial instruments	407	432	25	-
Subtotal	4,166,950	4,074,413	2,322	(94,859)
Other debt financial instruments issued in the country				
Debt financial instruments of other banks in the country	10,082	9,891	16	(207)
Bonds and bills of exchange of domestic companies	-	-	-	-
Other debt financial instruments issued in the country	6	7	1	-
Subtotal	10,088	9,898	17	(207)
Deft financial instruments of foreign central banks				
Debt financial instruments of foreign governments and fiscal entities abroad	1,683,052	1,668,670	39,210	(53,592)
Debt financial instruments of other banks abroad	-	-	-	-
Bonds and bills of exchange of companies abroad	-	-	-	-
Other debt financial instruments issued abroad	116,351	127,752	11,401	-
Subtotal	1,799,403	1,796,422	50,611	(53,592)
Loans originated and purchased by the entity				
Commercial loans	155,990	142,306	-	(13,684)
Subtotal	155,990	142,306	-	(13,684)
Total	6,132,431	6,023,039	52,950	(162,342)

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 62

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES

As of September 30, 2023, and December 31, 2022, the Bank holds the following portfolio of fair value hedging and cash flow hedge derivatives:

	As of September 30, 2023									
	Notional amount								Fair value	
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total MCh$	Assets MCh$	Liabilities MCh$
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	-	6,650,878	563,300	742,699	1,289,717	**9,246,594**	227,476	1,332,808
Currency and interest rate swaps	-	17,850	153,223	826,697	4,210,416	668,198	1,693,135	**7,569,519**	259,528	203,893
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	**17,850**	**153,223**	**7,477,575**	**4,773,716**	**1,410,897**	**2,982,852**	**16,816,113**	**487,004**	**1,536,701**
Cash flow hedge derivatives										
Currency forwards	-	-	548,264	1,061,851	48,031	-	-	**1,658,146**	35,971	3,818
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Currency and interest rate swaps	-	187,543	1,101,734	5,132,382	6,268,962	1,266,374	1,741,103	**15,698,098**	313,155	883,450
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	**187,543**	**1,649,998**	**6,194,233**	**6,316,993**	**1,266,374**	**1,741,103**	**17,356,244**	**349,126**	**887,268**
Total	-	**205,393**	**1,803,221**	**13,671,808**	**11,090,709**	**2,677,271**	**4,723,955**	**34,172,357**	**836,130**	**2,423,969**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 63

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2022									
	Notional amount								Fair value	
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	**-**	-	-
Interest rate swaps	-	206,630	447,773	722,845	7,300,878	608,013	1,728,916	**11,015,055**	213,478	1,166,339
Currency and interest rate swaps	-	84,959	706,859	1,512,048	3,149,733	1,200,889	1,462,413	**8,116,901**	75,848	333,097
Currency call options	-	-	-	-	-	-	-	**-**	-	-
Call interest rate options	-	-	-	-	-	-	-	**-**	-	-
Put currency options	-	-	-	-	-	-	-	**-**	-	-
Put interest rate options	-	-	-	-	-	-	-	**-**	-	-
Interest rate futures	-	-	-	-	-	-	-	**-**	-	-
Other derivatives	-	-	-	-	-	-	-	**-**	-	-
Subtotal	-	**291,589**	**1,154,632**	**2,234,893**	**10,450,611**	**1,808,902**	**3,191,329**	**19,131,956**	**289,326**	**1,499,436**
Cash flow hedge derivatives										
Currency forwards	-	176,664	1,839,766	554,696	-	-	-	**2,571,126**	823	35,332
Interest rate swaps	-	-	-	-	-	-	-	**-**	-	-
Currency and interest rate swaps	-	486,032	932,204	2,019,072	6,703,372	2,077,260	2,261,958	**14,479,898**	187,613	1,254,026
Currency call options	-	-	-	-	-	-	-	**-**	**-**	**-**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**	**-**
Put currency options	-	-	-	-	-	-	-	**-**	**-**	**-**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	-	-
Subtotal	**-**	**662,696**	**2,771,970**	**2,573,768**	**6,703,372**	**2,077,260**	**2,261,958**	**17,051,024**	**188,436**	**1,289,358**
Total	**-**	**954,285**	**3,926,602**	**4,808,661**	**17,153,983**	**3,886,162**	**5,453,287**	**36,182,980**	**477,762**	**2,788,794**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 64

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

a. Micro-hedge accounting

Fair value micro-hedges

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to cover its exposure to changes in the hedged item's fair value attributable to the interest rate. These hedging instruments change the effective cost of long-term issues from a fixed to a floating interest rate.

The following is a notional breakdown of hedged items and hedging instruments under fair value hedges, effective as of September 30, 2023, and December 31, 2022, separated by their term to maturity:

	As of September 30, 2023							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Loans and receivables from clients								
Commercial loans	-	-	-	-	-	-	-	-
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	292,597	**292,597**
Mortgage bills	-	-	-	-	-	-	-	-
US Treasury bonds	-	-	-	-	-	742,699	933,933	**1,676,632**
Bonds of the General Treasury of the Republic	-	-		-	-	-	-	-
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	-
Deposits and other time equivalents:								
Term deposit	-	-	-	142,116	-	-	-	**142,116**
Issued debt instruments:								
Current or senior bonds	-	17,850	153,223	593,583	2,401,155	668,198	694,183	**4,528,192**
Subordinated Bonds	-	-	-	88,946	180,987	-	503,669	**773,602**
Interbank borrowing:								
Interbank loans	-	-	-	-	-	-	-	-
Loans from the Central Bank of Chile	-	-	-	6,178,000		-	-	**6,178,000**
Total	**-**	**17,850**	**153,223**	**7,002,645**	**2,582,142**	**1,410,897**	**2,424,382**	**13,591,139**
Hedging instrument:								
Currency and interest rate swaps	-	17,850	153,223	701,767	2,568,842	668,198	1,134,665	**5,244,545**
Forwards	-	-	-	6,300,878	13,300	742,699	1,289,717	**8,346,594**
Total	**-**	**17,850**	**153,223**	**7,002,645**	**2,582,142**	**1,410,897**	**2,424,382**	**13,591,139**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 65

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2022							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Loans and receivables from clients								
Commercial loans	-	-	-	180,963	-	-	-	**180,963**
Investment instruments at FVOCI								
Sovereign bond Chile	-	-	-	-	-	-	-	**-**
Mortgage bills	-	-	-	-	-	-	-	**-**
US Treasury bonds	-	-	-	-	-	594,713	1,389,080	**1,983,793**
Bonds of the General Treasury of the Republic	-	-	-	-	-	-	-	**-**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Deposits and other time equivalents:								
Term deposit	-	206,630	447,773	873,822	141,539	-	-	**1,669,764**
Issued debt instruments:								
Current or senior bonds	-	-	-	122,638	2,569,632	1,038,634	757,861	**4,488,765**
Subordinated Bonds	-	-	-	-	84,959	175,555	485,917	**746,431**
Interbank borrowing:								
Interbank loans	-	84,959	706,859	1,057,470	-	-	-	**1,849,288**
Loans from the Central Bank of Chile	-	-	-	-	6,178,000	-	-	**6,178,000**
Total	**-**	**291,589**	**1,154,632**	**2,234,893**	**8,974,130**	**1,808,902**	**2,632,858**	**17,097,004**
Hedging instrument:								
Currency and interest rate swaps	-	84,959	706,859	1,512,048	2,573,252	1,200,890	903,942	**6,981,950**
Forwards	-	206,630	447,773	722,845	6,400,878	608,012	1,728,916	**10,115,054**
Total	**-**	**291,589**	**1,154,632**	**2,234,893**	**8,974,130**	**1,808,902**	**2,632,858**	**17,097,004**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 66

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

Cash flow micro-hedging

The Bank uses cross-currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in US dollars. In addition, it uses both forward and cross-currency swaps to hedge the inflation risk on certain items.

The following are the notional amounts of the hedged item as of September 30, 2023, and 2022, and December 31, 2022, and the period in which the flows will occur:

	As of September 30, 2023							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Loans and receivables at amortised cost								
Mortgage loans	-	62,957	287,197	3,460,975	4,496,278	871,954	1,110,483	**10,289,844**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	-	**-**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Bonds of the General Treasury of the Republic	-	-	-	-	492,370	-	191,905	**684,275**
Deposits and other time equivalents:								
Term deposit	-	17,789	425,785	70,978	-	-	-	**514,552**
Issued debt instruments:								
Current or senior bonds	-	-	-	-	325,777	-	-	**325,777**
Subordinated Bonds	-	17,850	287,976	783,743	732,174	394,420	438,715	**2,654,878**
Interbank borrowing:								
Interbank loans	-	88,946	649,038	1,878,539	270,395	-	-	**2,886,918**
Total	**-**	**187,542**	**1,649,996**	**6,194,235**	**6,316,994**	**1,266,374**	**1,741,103**	**17,356,244**
Hedging instrument								
Currency and interest rate swaps	-	187,542	1,101,733	5,132,384	6,268,962	1,266,374	1,741,103	**15,698,098**
Forwards	-	-	548,263	1,061,851	48,032	-	-	**1,658,146**
Total	**-**	**187,542**	**1,649,996**	**6,194,235**	**6,316,994**	**1,266,374**	**1,741,103**	**17,356,244**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 67

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2022							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Loans and receivables at amortised cost								
Mortgage loans	-	545,747	2,563,558	1,999,451	5,568,862	1,026,081	1,577,002	**13,280,701**
Investment instruments at FVOCI								
Sovereign bond Chile	-	-	-	-	-	-	-	**-**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Bonds of the General Treasury of the Republic	-	-	-	-	-	492,370	191,906	**684,276**
Deposits and other time equivalents:								
Term deposit	-	-	-	-	-	-	-	**-**
Issued debt instruments:								
Current or senior bonds	-	-	-	-	315,999	-	-	**315,999**
Subordinated Bonds	-	70,222	140,444	245,526	818,511	558,809	493,051	**2,326,563**
Interbank borrowing:								
Interbank loans	-	46,727	67,967	328,791	-	-	-	**443,485**
Total	**-**	**662,696**	**2,771,969**	**2,573,768**	**6,703,372**	**2,077,260**	**2,261,959**	**17,051,024**
Hedging instrument:								
Currency and interest rate swaps	-	486,032	932,203	2,019,072	6,703,372	2,077,260	2,261,959	**14,479,898**
Forwards	-	176,664	1,839,766	554,696	-	-	-	**2,571,126**
Total	**-**	**662,696**	**2,771,969**	**2,573,768**	**6,703,372**	**2,077,260**	**2,261,959**	**17,051,024**

i. Projection of flows by interest rate risk:

The estimation of the periods in which flows are expected is presented below:

	As of September 30, 2023							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(760)	(1,282)	(3,592)	(9,514)	(3,721)	(3,140)	**(22,010)**
Net flows	-	**(760)**	**(1,282)**	**(3,592)**	**(9,514)**	**(3,721)**	**(3,140)**	**(22,010)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows (*)	-	760	1,282	3,592	9,514	3,721	3,140	**22,010**
Net flows	**-**	**760**	**1,282**	**3,592**	**9,514**	**3,721**	**3,140**	**22,010**

(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 68

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2022							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	-	4,267	4,627	-	-	-	**8,894**
Outflows	-	(288)	(733)	(5,993)	(10,273)	(5,063)	(4,310)	**(26,660)**
Net flows	**-**	**(288)**	**3,534**	**(1,366)**	**(10,273)**	**(5,063)**	**(4,310)**	**(17,766)**
Hedging instrument								
Inflows	-	-	(4,267)	(4,627)	-	-	-	**(8,894)**
Outflows (*)	-	288	733	5,993	10,273	5,063	4,310	**26,660**
Net flows	**-**	**288**	**(3,534)**	**1,366**	**10,273**	**5,063**	**4,310**	**17,766**

(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

ii. Projection of cash flows by inflation risk:

	As of September 30, 2023							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	12,635	9,102	407,989	90,374	33,440	74,722	**628,262**
Outflows	-	(8,581)	(80,733)	(1,092,427)	(681,726)	(26,572)	(20,925)	**(1,910,964)**
Net flows	-	**4,054**	**(71,631)**	**-684,438**	**(591,352)**	**6,868**	**53,797**	**(1,282,702)**
Hedging instrument								
Inflows	-	8,581	80,733	1,092,427	681,726	26,572	20,925	**1,910,964**
Outflows	-	(12,635)	(9,102)	(407,989)	(90,374)	(33,440)	(74,722)	**(628,262)**
Net flows	-	**(4,054)**	**71,631**	**684,438**	**591,352**	**(6,868)**	**(53,797)**	**1,282,702**

	As of December 31, 2022							
	On demand MCh$	1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	112,209	410,507	397,542	1,197,961	393,717	702,610	**3,214,546**
Outflows	-	(10,882)	(24,505)	(20,551)	(98,565)	(52,368)	(52,297)	**(259,168)**
Net flows	-	**101,327**	**386,002**	**376,991**	**1,099,396**	**341,349**	**650,313**	**2,955,378**
Hedging instrument								
Inflows	-	10,882	24,505	20,551	98,565	52,368	52,297	**259,168**
Outflows	-	(112,209)	(410,507)	(397,542)	(1,197,961)	(393,717)	(702,610)	**(3,214,546)**
Net flows	-	**(101,327)**	**(386,002)**	**(376,991)**	**(1,099,396)**	**(341,349)**	**(650,313)**	**(2,955,378)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 69

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

iii. Projection of cash flows by exchange rate risk

	As of September 30, 2023							
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	-	1,504	-	-	-	-	**1,504**
Outflows	-	(16,287)	(584,818)	(770,978)	(64,675)	(3,208)	(803)	**(1,440,769)**
Net flows	**-**	**(16,287)**	**(583,314)**	**(770,978)**	**(64,675)**	**(3,208)**	**(803)**	**(1,439,265)**
Hedging instrument								
Inflows	-	-	(1,504)	-	-	-	-	**(1,504)**
Outflows	-	16,287	584,818	770,978	64,675	3,208	803	**1,440,769**
Net flows	**-**	**16,287**	**583,314**	**770,978**	**64,675**	**3,208**	**803**	**1,439,265**

	As of December 31, 2022							
	On deman d MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total
Hedged item								
Inflows	-	-	-	-	-	-	-	**-**
Outflows	-	(5,687)	(4,281)	(20,192)	(6,784)	(3,208)	(1,606)	**(41,758)**
Net flows	-	**(5,687)**	**(4,281)**	**(20,192)**	**(6,784)**	**(3,208)**	**(1,606)**	**(41,758)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	**-**
Outflows	-	5,687	4,281	20,192	6,784	3,208	1,606	**41,758**
Net flows	**-**	**5,687**	**4,281**	**20,192**	**6,784**	**3,208**	**1,606**	**41,758**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 70

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

b. Effect on other comprehensive income

The valuation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Interim Consolidated Statements of Changes in Equity, specifically within 'Other Accumulated Comprehensive Income', in cash flow hedges, is presented as follows:

Hedged item	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Interbank borrowing	(4,947)	(2,343)
Time deposits and other term equivalents	(681)	-
Issued debt instruments	(7,953)	415
Debt instruments at FVOCI	5,728	(22,571)
Loans and receivables at amortised cost	165,925	(94,339)
Total	**158,072**	**(118,838)**

Considering that the variable flows of both the hedged item and the hedging instrument are mirrors of each other, the hedges are close to 100% efficient; This entails that all variations in value attributable to components of the hedged risk are almost fully netted.
The Bank did not record any forecasted future transactions in its cash flow hedge accounting portfolio during the period.

c. Effect on results

The result generated by the cash flow derivatives whose effect was transferred from other comprehensive income into the results for the period is presented below:

Hedged item	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Bond hedge derivatives	631	(826)
Interbank loans hedge derivatives	(3,562)	(4,762)
Mortgage loans hedge derivatives	(27,647)	(37,698)
Cash flow hedge net income(*)	**(30,578)**	**(43,286)**

(*) See Note 28 'Equity', letter f.

d. Net investment hedges in foreign operations

As of September 30, 2023, and December 31, 2022, the Bank has no net foreign investment hedges in its hedge accounting portfolio.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 71

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

e. Fair value macro-hedges

The Bank has macro-hedges for loans and receivables from clients, specifically for the mortgage and commercial loan portfolios. The details are presented below:

	Notional amount							
As of September 30, 2023	**On demand MCh$**	**Up to 1 month MCh$**	**Between 1 month and 3 months MCh$**	**Between 3 months and 1 year MCh$**	**Between 1 year and 3 years MCh$**	**Between 3 years and 5 years MCh$**	**More than 5 years MCh$**	**Total**
Hedged item								
Loans and receivables at amortised cost:								
Mortgage loans	-	-	-	124,930	1,641,574	-	558,470	**2,324,974**
Commercial loans	-	-	-	350,000	550,000	-	-	**900,000**
TOTAL	**-**	**-**	**-**	**474,930**	**2,191,574**	**-**	**558,470**	**3,224,974**
Hedging instrument								
Currency and interest rate swaps	-	-	-	124,930	1,641,574	-	558,470	**2,324,974**
Interest rate swaps	-	-	-	350,000	550,000	-	-	**900,000**
TOTAL	**-**	**-**	**-**	**474,930**	**2,191,574**	**-**	**558,470**	**3,224,974**

	Notional amount							
As of December 31, 2022	**On demand MCh$**	**Up to 1 month MCh$**	**Between 1 month and 3 months MCh$**	**Between 3 months and 1 year MCh$**	**Between 1 year and 3 years MCh$**	**Between 3 years and 5 years MCh$**	**More than 5 years MCh$**	**Total**
Hedged item								
Loans and receivables at amortised cost:								
Mortgage loans	-	-	-	-	576,481	-	558,470	**1,134,951**
Commercial loans	-	-	-	-	900,000	-	-	**900,000**
TOTAL	**-**	**-**	**-**	**-**	**1,476,481**	**-**	**558,470**	**2,034,951**
Hedging instrument								
Currency and interest rate swaps	-	-	-	-	576,481	-	558,470	**1,134,951**
Interest rate swaps	-	-	-	-	900,000	-	-	**900,000**
TOTAL	**-**	**-**	**-**	**-**	**1,476,481**	**-**	**558,470**	**2,034,951**

As of September 30, 2023, and December 31, 2022, the figures of MCh$129,406 and MCh$160,531, respectively, are presented under 'other assets' for the mark-to-market valuation of the net assets or liabilities hedged in a macro hedge (Note 19).

As of September 30, 2023, and December 31, 2022, the figures of MCh$131,410 and MCh$85,725, respectively, are presented under 'other liabilities' for the mark-to-market valuation of hedged liabilities in a macro hedge (Note N 27).

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 72

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST

The composition and balances as of September 30, 2023, and as of December 31, 2022, of financial assets at amortised cost are as follows:

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Financial assets at amortised cost		
Rights under repurchase and securities lending agreements		
Transactions with domestic banks	-	-
Transactions with foreign banks	-	-
Transactions with other entities in the country	4,156	-
Transactions with other entities abroad	-	-
Accrued impairment on rights under repurchase agreements and securities lending agreements	(1)	-
Subtotal	**4,155**	**-**
Debt financial instruments		
Instruments of the Chilean Central Bank and Government	4,753,711	4,868,485
Other debt financial instruments issued in the country	-	-
Debt financial instruments issued abroad	-	-
Accrued impairment on debt financial instruments	(1,005)	(894)
Subtotal	**4,752,706**	**4,867,591**
Interbank loans		
Domestic bank	-	-
Provisions for loans to domestic banks	-	-
Foreign banks	13,000	32,991
Provisions for loans to foreign banks	(5)	(36)
Central Bank of Chile	-	-
Foreign central banks	-	-
Subtotal	**12,995**	**32,955**
Loans and receivables from clients		
Commercial loans	**17,938,478**	**17,684,589**
Commercial loans	13,113,489	13,292,397
Foreign trade loans	2,050,146	1,612,508
Current account debtors	154,227	132,261
Credit card debtors	138,577	132,677
Factoring transactions	980,513	878,390
Commercial leasing transactions	1,261,880	1,345,977
Student loans	48,459	52,833
Other loans and receivables	191,187	237,546
Mortgage loans	**16,650,160**	**15,729,009**
Mortgage loans with letters of credit	773	1,913
Endorsable mortgage loans	1,300	2,238
Mortgage bond-financed loans	85,156	87,621
Other mutual mortgage loans	16,488,178	15,557,695
Financial leasing transactions for housing	-	-
Other loans and receivables	74,753	79,542
Consumer loans	**5,440,518**	**5,282,812**
Consumer loans in instalments	3,714,447	3,579,360
Current account debtors	151,774	155,656
Credit card debtors	1,571,262	1,544,176
Consumer finance leasing transactions	2,201	2,652
Other loans and receivables	834	968
Provisions established for credit risk	**(1,133,457)**	**(1,036,525)**
Provisions for commercial loans	(665,657)	(641,014)
Provisions for mortgage loans	(145,929)	(106,591)
Provisions for consumer loans	(321,871)	(288,920)
Subtotal	**38,895,699**	**37,659,885**
Total Financial Assets at amortised cost	**43,665,555**	**42,560,431**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 73

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

a. Rights under repurchase and securities lending agreements

As of September 30, 2023, the Bank's net balances in instruments with rights under repurchase commitments amount to MCh$4,155. The credit risk impairment amounts to 1 million pesos (MCh$ 1)

b. Debt financial instruments

As of September 30, 2023, and December 31, 2022, the composition of debt financial instruments is as follows:

	As of September 30,	As of December 31,
	2023	2022
	MCh$	MCh$
Instruments of the Chilean Central Bank and Government		
Debt financial instruments of the Central Bank of Chile	-	-
Bonds and promissory notes of the General Treasury of the Republic	4,753,711	4,868,485
Other fiscal debt financial instruments	-	-
Subtotal	**4,753,711**	**4,868,485**
Other debt financial instruments issued in the country		
Debt financial instruments of other banks in the country	-	-
Bonds and bills of exchange of domestic companies	-	-
Other debt financial instruments issued in the country	-	-
Subtotal	**-**	**-**
Debt financial instruments issued abroad		
Debt financial instruments of foreign central banks	-	-
Debt financial instruments of foreign governments and fiscal entities abroad	-	-
Debt financial instruments of other banks abroad	-	-
Bonds and bills of exchange of companies abroad	-	-
Other debt financial instruments issued abroad	-	-
Subtotal	**-**	**-**
Accrued impairment on debt financial instruments	(1,005)	(894)
Subtotal	**(1,005)**	**(894)**
Total	**4,752,706**	**4,867,591**

This portfolio has no instruments sold to clients and financial institutions under repurchase agreements.

Provisions for credit risk amounted to MCh$1,105 and MCh$894 as of September 30, 2023, and December 31, 2022, respectively.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 74

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 13 - F I N A N C I A L A S SETS AT A M O R T I S E D C O S T , co nti nued Analysis of changes in the impairment value as of September 30, 2023, and December 31, 2022, is as follows: Total Phase 3 Phase 2 Phase 1 MCh$ MCh$ MCh$ 894 - - 894 Balance as of January 1, 2023 133 - - 133 Change in measurement without portfolio reclassifying during the period - - - - Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated (22) - - (22) Termination due to maturity - - - - Paid from loans - - - - Other changes in provisions 1,105 - - 1 , 10 5 Balance as of September 30, 2023 Total Phase 3 Phase 2 Phase 1 MCh$ MCh$ MCh$ 710 - - 710 Balance as of January 1, 2022 184 - - 184 Change in measurement without portfolio reclassifying during the period - - - - Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated - - - - Termination due to maturity - - - - Paid from loans - - - - Other changes in provisions 894 - - 894 As o f Dec em b er 3 1 , 202 2 Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 75

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

c. Interbank loans

As of September 30, 2023, and December 31, 2022, the detail of amounts owed to banks is as follows:

Interbank loans As of September 30, 2023 (In MCh$)	Financial assets before provisions				Established provisions				Net financial assets
	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Non-performing portfolio Individual Assessment	Total	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Non-performing portfolio Individual Assessment	Total	
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	13,000	-	-	**13,000**	5	-	-	**5**	**12,995**
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	13,000	-	-	**13,000**	**5**	**-**	-	**5**	**12,995**
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	-	-	-	-	-	-	-	-	-
TOTAL	**13**	**-**	**-**	**13**	**5**	**-**	**-**	**5**	**12,995**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 76

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Interbank loans As of December 31, 2022 (In MCh$)	Financial assets before provisions				Established provisions				
	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Non-performing portfolio Individual Assessment	Total	Normal portfolio Individual Assessment	Substandard Portfolio Individual Assessment	Non-performing portfolio Individual Assessment	Total	Net financial assets
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	32,991	-	-	**32,991**	36	-	-	**36**	**32,955**
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	**32,991**	**-**	**-**	**32,991**	**36**	**-**	**-**	**36**	**32,955**
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	-	-	-	-	-	-	-	-	-
TOTAL	**32,991**	**-**	**-**	**32,991**	**36**	**-**	**-**	**36**	**32,955**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 77

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

d. Loans and receivables from clients

The balances of Loans and receivables from clients as of September 30, 2023, and December 31, 2022, are as follows:

Loans and receivables As of September 30, 2023 (MCh$)	Financial assets before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,211,102	4,041,124	872,058	611,249	377,956	13,113,489	52,598	55,556	30,186	203,172	176,326	517,838	12,795	530,633	12,582,856
Foreign trade loans Chilean exports	1,160,930	10,993	34,043	14,587	1,286	1,221,839	15,607	266	1,962	9,700	1,074	28,609	-	28,609	1,193,230
Foreign trade loans Chilean imports	756,149	49,714	14,181	5,001	1,800	826,845	14,413	1,325	2,335	2,862	1,483	22,418	-	22,418	804,427
Foreign trade loans between third countries	1,462	-	-	-	-	1,462	81	-	-	-	-	81	-	81	1,381
Current account debtors	91,937	37,946	13,995	2,531	7,818	154,227	1,557	1,130	1,161	1,483	5,897	11,228	-	11,228	142,999
Credit card debtors	34,746	89,807	3,129	1,158	9,737	138,577	823	2,868	411	604	7,383	12,089	-	12,089	126,488
Factoring transactions	932,152	31,398	8,307	2,461	6,195	980,513	9,183	571	445	1,623	4,449	16,271	-	16,271	964,242
Commercial leasing transactions	890,127	188,734	116,281	56,151	10,587	1,261,880	3,966	4,649	1,614	7,695	7,350	25,274	29	25,503	1,236,577
Student loans	-	38,754	-	-	9,705	48,459	-	1,227	-	-	2,453	3,680	-	3,680	44,779
Other loans and receivables	4,935	167,663	201	12,826	5,562	191,187	64	2,616	35	9,956	2,674	15,345	-	15,345	175,842
Subtotal	11,083,540	4,656,133	1,062,195	705,964	430,646	17,938,478	98,292	70,208	38,149	237,095	209,089	652,833	12,824	665,657	17,272,821
Mortgage loans															
Loans with mortgage finance	-	718	-	-	55	773	-	1	-	-	15	16	-	16	757
Endorsable mortgage mutual loans	-	1,175	-	-	125	1,300	-	3	-	-	34	37	-	37	1,263
Mortgage bond-financed loans	-	82,674	-	-	2,482	85,156	-	173	-	-	277	450	-	450	84,706
Other mutual mortgage loans	-	15,922,041	-	-	566,137	16,488,178	-	32,964	-	-	110,715	143,679	-	143,679	16,344,499
Financial leasing transaction for housing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans and receivables	-	70,094	-	-	4,659	74,753	-	188	-	-	1,559	1,747	-	1,747	73,006
Subtotal	-	16,076,702	-	-	573,458	16,650,160	-	33,329	-	-	112,600	145,929	-	145,929	16,504,231
Consumer loans															
Consumer loans in instalments	-	3,506,786	-	-	207,661	3,714,447	-	118,542	-	-	121,051	239,593	-	239,593	3,474,854
Current account debtors	-	143,704	-	-	8,070	151,774	-	8,243	-	-	6,329	14,572	-	14,572	137,202
Credit card debtors	-	1,541,978	-	-	29,284	1,571,262	-	44,365	-	-	22,710	67,075	-	67,075	1,504,187
Consumer finance leasing transactions	-	2,189	-	-	12	2,201	-	32	-	-	10	42	-	42	2,159
Other loans and receivables	-	106	-	-	728	834	-	26	-	-	563	589	-	589	245
Subtotal	-	5,194,763	-	-	245,755	5,440,518	-	171,208	-	-	150,663	321,871	-	321,871	5,118,647
TOTAL	11,083,540	25,927,598	1,062,195	705,964	1,249,859	40,029,156	98,292	274,745	38,149	237,095	472,352	1,120,633	12,824	1,133,457	38,895,699

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 78

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Loans and receivables from clients As of December 31, 2022 (MCh$)	Financial assets before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,627,519	3,866,928	885,271	585,601	327,078	**13,292,397**	56,668	65,883	26,801	184,998	161,386	**495,736**	19,387	**515,123**	**12,777,274**
Foreign trade loans Chilean exports	685,220	8,382	50,006	7,297	1,731	**752,636**	12,438	212	3,936	5,293	1,432	**23,311**	-	**23,311**	**729,325**
Foreign trade loans Chilean imports	790,431	41,652	10,309	14,476	1,689	**858,557**	15,062	1,133	1,049	8,549	1,322	**27,115**	-	**27,115**	**831,442**
Foreign trade loans between third countries	1,315	-	-	-	-	**1,315**	17	-	-	-	-	**17**	-	**17**	**1,298**
Current account debtors	72,152	38,402	12,368	2,501	6,838	**132,261**	1,190	1,237	1,209	1,325	5,098	**10,059**	-	**10,059**	**122,202**
Credit card debtors	29,402	91,021	3,430	1,145	7,679	**132,677**	754	3,001	400	565	5,610	**10,330**	-	**10,330**	**122,347**
Factoring transactions	819,243	41,255	12,170	3,089	2,633	**878,390**	7,121	981	690	1,827	1,242	**11,861**	-	**11,861**	**866,529**
Commercial leasing transactions	922,770	203,517	136,773	73,144	9,773	**1,345,977**	3,767	4,429	2,242	9,416	6,778	**26,632**	37	**26,669**	**1,319,308**
Student loans	-	44,877	-	-	7,956	**52,833**	-	1,472	-	-	2,078	**3,550**	-	**3,550**	**49,283**
Other loans and receivables	4,188	218,106	390	11,537	3,325	**237,546**	53	2,833	93	8,116	1,884	**12,979**	-	**12,979**	**224,567**
Subtotal	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**	**17,043,575**
Mortgage loans															
Loans with mortgage finance	-	1,809	-	-	104	**1,913**	-	3	-	-	28	**31**	-	**31**	**1,882**
Endorsable mortgage mutual loans	-	2,000	-	-	238	**2,238**	-	4	-	-	80	**84**	-	**84**	**2,154**
Mortgage bond-financed loans	-	85,395	-	-	2,226	**87,621**	-	139	-	-	241	**380**	-	**380**	**87,241**
Other mutual mortgage loans	-	15,141,159	-	-	416,536	**15,557,695**	-	29,302	-	-	75,640	**104,942**	-	**104,942**	**15,452,753**
Financial leasing transaction for housing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and receivables	-	76,582	-	-	2,960	**79,542**	-	145	-	-	1,009	**1,154**	-	**1,154**	**78,388**
Subtotal	**-**	**15,306,945**	**-**	**-**	**422,064**	**15,729,009**	**-**	**29,593**	**-**	**-**	**76,998**	**106,591**	**-**	**106,591**	**15,622,418**
Consumer loans															
Consumer loans in instalments	-	3,429,217	-	-	150,143	**3,579,360**	-	119,050	-	-	97,598	**216,648**	-	**216,648**	**3,362,712**
Current account debtors	-	149,167	-	-	6,489	**155,656**	-	8,402	-	-	5,107	**13,509**	-	**13,509**	**142,147**
Credit card debtors	-	1,521,922	-	-	22,254	**1,544,176**	-	40,587	-	-	17,536	**58,123**	-	**58,123**	**1,486,053**
Consumer finance leasing transactions	-	2,652	-	-	-	**2,652**	-	34	-	-	-	**34**	-	**34**	**2,618**
Other loans and receivables	-	261	-	-	707	**968**	-	46	-	-	560	**606**	-	**606**	**362**
Subtotal	**-**	**5,103,219**	**-**	**-**	**179,593**	**5,282,812**	**-**	**168,119**	**-**	**-**	**120,801**	**288,920**	**-**	**288,920**	**4,993,892**
TOTAL	**10,952,240**	**24,964,304**	**1,110,717**	**698,790**	**970,359**	**38,696,410**	**97,070**	**278,893**	**36,420**	**220,089**	**384,629**	**1,017,101**	**19,424**	**1,036,525**	**37,659,885**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 79

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 13 - F I N A N C I A L A S SETS AT A M O R T I S E D C O S T , co nti nued e. Contingent loans Contingent loan balances as of September 30, 2023, and December 31, 2022, are as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 80 Established provisions Contingent loan exposure before provisions Net contingent loan risk exposure Total Non - performing portfolio Sub s ta n dard Portfolio Normal portfolio Total N o n - p e r fo rm i ng portfolio Sub s ta n dard Portfolio Normal portfolio Credit risk exposure from contingent loans A s o f Septe m ber 3 0, 20 23 (MCh$) Assessment Assessment Assessment Assessment Assessment Assessment Group Individual Individual Group Individual Group Individual Individual Group Individual 568,635 5,817 - 120 3,470 22 2,205 574,452 - 133 20,708 1,205 552,406 Guarantees and sureties 37,505 500 - - - 104 396 38,005 - - 22 3,613 34,370 Letters of credit for goods movement operations - - - - - - - - - - - - - Debt purchase commitments in local currencies abroad 755,634 17,300 888 4,266 2,120 540 9,486 772,934 1,118 7,341 49,403 25,157 689,915 Transactions related to contingent events 1,008,473 12,954 5,967 231 196 5,390 1,170 1,021,427 8,399 774 2,114 781,811 228,329 Immediately repayable unrestricted credit lines - - - - - - - - - - - - - Unrestricted credit lines - - - - - - - - - - - - - Credits for higher studies Law No 20,027 (CAE) 334,492 1,325 - - - 373 952 335,817 - - - 171,050 164,767 Other irrevocable credit commitments - - - - - - - - - - - - - Other contingent loans Established provisions Contingent loan exposure before provisions Net contingent loan risk exposure Total Non - performing portfolio Sub s ta n dard Portfolio Normal portfolio Total Non - performing portfolio Sub s ta n dard Portfolio Normal portfolio Exposure to credit risk from contingent loans A s o f D ecember 31 , 202 2 (MCh$) Assessment Assessment Assessment Assessment Assessment Assessment Group Individual Individual Group Individual Group Individual Individual Group Individual 914,920 9,252 - 115 6,299 13 2,825 924,172 - 127 20,547 615 902,883 Guarantees and sureties 50,758 346 - - 2 6 338 51,104 - - 16 253 50,835 Letters of credit for goods movement operations - - - - - - - - - - - - - Debt purchase commitments in local currencies abroad 740,215 17,218 624 3,964 2,387 731 9,512 757,433 775 7,489 29,707 29,963 689,499 Transactions related to contingent events 962,354 9,890 2,922 298 185 5,177 1,308 972,244 4,108 848 1,997 729,568 235,723 Immediately repayable unrestricted credit lines - - - - - - - - - - - - - Unrestricted credit lines - - - - - - - - - - - - - Credits for higher studies Law No 20,027 (CAE) 342,167 1,263 - - - 210 1,053 343,430 - - - 103,468 239,962 Other irrevocable credit commitments - - - - - - - - - - - - - Other contingent loans

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

f. Breakdown of movement in established provisions - Receivable from banks

A breakdown of movement in established provisions - Receivable from banks, as of September 30, 2023, and December 31, 2022, is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of September 30, 2023 (MCh$)	Movement in established provisions by portfolio for the period Individual assessment			
	Normal Portfolio	Substandard Portfolio	Non-performing portfolio	Total
Balance as of January 1, 2023	**36**	-	-	**36**
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Non-performing	-	-	-	-
Substandard to Individual Non-performing	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Non-performing to Substandard	-	-	-	-
Individual Non-performing to Individual Normal	-	-	-	-
New loans originated	98	-	-	**98**
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Paid from loans	(128)	-	-	**(128)**
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	(1)	-	-	**(1)**
Other changes in provisions	-	-	-	-
Balance as of September 30, 2023	**5**	-	-	**5**

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2022 (MCh$)	Movement in established provisions by portfolio for the period Individual assessment			
	Normal Portfolio	Substandard Portfolio	Non-performing Portfolio	Total
Balance as of January 1, 2022	-	-	-	-
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Non-performing	-	-	-	-
Substandard to Individual Non-performing	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Non-performing to Substandard	-	-	-	-
Individual Non-performing to Individual Normal	-	-	-	-
New loans originated	32	-	-	32
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Paid from loans	-	-	-	-
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	4	-	-	4
Other changes in provisions	-	-	-	-
Balance as of December 31, 2022	**36**	-	-	**36**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 81

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

g. Breakdown of movement in established provisions - Commercial Loans

Breakdown of movement in established provisions - Commercial Loans, as of September 30, 2023, and December 31, 2022, is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of September 30, 2023 (MCh$)	Movement in established provisions by portfolio for the period							
	Normal portfolio Assessment		Substandard Portfolio	Non-performing portfolio Assessment		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2023	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	(92,558)	29,919	50,814	138,781	72,160	**199,116**	608	**199,724**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(4,791)	-	7,995	-	-	**3,204**	258	**3,462**
Individual Normal to Individual Non-performing	(55)	-	-	14	-	**(41)**	-	**(41)**
Substandard to Individual Non-performing	-	-	(13,901)	26,590	-	**12,689**	1	**12,690**
Substandard to Individual Normal	2,451	-	(4,052)	-	-	**(1,601)**	185	**(1,416)**
Individual Non-performing to Substandard	-	-	1,568	(5,735)	-	**(4,167)**	-	**(4,167)**
Individual Non-performing to Individual Normal	-	-	-	-	-	**-**	-	**-**
Group normal to Group non-performing	-	(26,109)	-	-	61,057	**34,948**	421	**35,369**
Group non-performing to Group normal	-	2,311	-	-	(24,310)	**(21,999)**	42	**(21,957)**
Individual (Normal, Substandard, Non-performing) to Group (Normal, Non-performing)	839	(239)	(820)	(223)	1,116	**673**	520	**1,193**
Group (Normal, Non-performing) to Individual (Normal, Substandard, Non-compliance)	(15)	(228)	-	-	(41)	**(284)**	86	**(198)**
New loans originated	277,190	62,125	-	-	-	**339,315**	86	**339,401**
New loans due to translation from contingent to loan	516	1,041	216	17	29	**1,819**	-	**1,819**
New loans purchased	-	-	-	-	-	**-**	-	**-**
Sale or assignment of loans	-	-	-	-	-	**-**	-	**-**
Paid from loans	(184,208)	(79,889)	(40,839)	(134,010)	(50,424)	**(489,370)**	(8,807)	**(498,177)**
Provision application for charge-offs	-	-	-	(11,554)	(37,518)	**(49,072)**	-	**(49,072)**
Recovery of impaired loans	-	-	-	-	-	**-**	-	**-**
Changes in models and methodologies	-	-	-	-	-	**-**	-	**-**
Exchange rate difference	1,853	96	748	3,126	190	**6,013**	-	**6,013**
Other changes in provisions	-	-	-	-	-	**-**	-	**-**
Balance as of September 30, 2023	**98,292**	**70,208**	**38,149**	**237,095**	**209,089**	**652,833**	**12,824**	**665,657**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 82

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2022 (MCh$)	Movement in established provisions by portfolio for the period							
	Normal portfolio Assessment		Substandard Portfolio	Non-performing portfolio Assessment		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2022	**100,236**	**77,025**	**42,815**	**187,136**	**182,489**	**589,701**	**30,288**	**619,989**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	26,136	92,049	19,040	37,576	78,427	**253,228**	71	**253,299**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(9,896)	-	18,147	-	-	**8,251**	880	**9,131**
Individual Normal to Individual Non-performing	(110)	-	-	202	-	**92**	-	**92**
Substandard to Individual Non-performing	-	-	(18,228)	44,675	-	**26,447**	11	**26,458**
Substandard to Individual Normal	5,179	-	(8,479)	0	-	**(3,300)**	552	**(2,748)**
Individual Non-performing to Substandard	-	-	1,109	(2,309)	-	**(1,200)**	-	**(1,200)**
Individual Non-performing to Individual Normal	17	-	-	(36)	-	**(19)**	-	**(19)**
Group normal to Group non-performing	-	(31,489)	-	-	68,623	**37,134**	724	**37,858**
Group non-performing to Group normal	-	14,224	-	-	(51,455)	**(37,231)**	65	**(37,166)**
Individual (Normal, Substandard, Non-performing) to Group (Normal, Non-performing)	1,586	-	417	(4,142)	-	**(2,139)**	392	**(1,747)**
Group (Normal, Non-performing) to Individual (Normal, Substandard, Non-compliance)	(6)	1,670	-	-	2,977	**4,641**	245	**4,886**
New loans originated	238,169	23,977	34,685	162,871	9,762	**469,464**	356	**469,820**
New loans due to translation from contingent to loan	912	1,408	543	53	39	**2,955**	-	**2,955**
New loans purchased	-	-	-	-	-	-	-	-
Sale or assignment of loans	-	-	-	-	(224)	**(224)**	-	**(224)**
Paid from loans	(265,643)	(97,169)	(53,612)	(197,479)	(81,568)	**(695,471)**	(14,160)	**(709,631)**
Provision application for charge-offs	-	(336)	-	(6,921)	(22,552)	**(29,809)**	-	**(29,809)**
Recovery of impaired loans	-	-	-	-	-	-	-	-
Changes in models and methodologies	-	-	-	-	-	-	-	-
Exchange rate difference	526	(5)	3	(1,565)	84	**(957)**	-	**(957)**
Other changes in provisions	(36)	(173)	(20)	28	228	**27**	-	**27**
Balance as of December 31, 2022	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 83

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 13 - F I N A N C I A L A S SETS AT A M O R T I S E D C O S T , co nti nued h. Breakdown of movement in established provisions - Mortgage loans The breakdown of movement in established provisions - Mortgage loans, as of September 30, 2023, and December 31, 2022, is as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 84 Movement in established provisions by portfolio for the period Breakdown of movement in established provisions for credit risk portfolio during the period As o f Septe m be r 30 , 202 3 (MCh$) Group Assessment Total Non - per f orm i n g portfolio Normal Portf ol io Mortg age l oans 106,591 76,998 29,593 Balance as of January 1, 2023 Provision establishment/(release) by: 98,162 59,707 38,455 Change in measurement without portfolio reclassifying during the period: Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from ( - ) to (+)]: 23,254 28,913 (5,659) Group normal to group non - performing (9,633) (10,804) 1,171 Group non - performing to Group normal 1,338 - 1,338 New loans originated - - - New loans purchased - - - Sale or assignment of loans (61,079) (30,190) (30,889) Paid from loans (12,148) (12,020) (128) Provision application for charge - offs - - - Recovery of impaired loans - - - Changes in models and methodologies - - - Exchange rate difference (556) (4) (552) Other changes in provisions 145,929 112,600 33,329 Balance as of September 30, 2023 Movement in established provisions by portfolio for the period Breakdown of movement in established provisions for credit risk portfolio during the period As o f Decembe r 31 , 2 02 2 (MCh$) Group Assessment Total Non - per f orm i n g portfolio Normal Portf ol io Mortg age l oans 73,961 53,779 20,182 Balance as of January 1, 2022 Provision establishment/(release) by: 102,858 60,453 42,405 Change in measurement without portfolio reclassifying during the period: Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from ( - ) to (+)]: 17,349 21,596 (4,247) Group normal to group non - performing (12,461) (14,404) 1,943 Group non - performing to Group normal 1,341 447 894 New loans originated - - - New loans purchased - - - Sale or assignment of loans (68,089) (37,475) (30,614) Paid from loans (5,479) (5,466) (13) Provision application for charge - offs - - - Recovery of impaired loans - - - Changes in models and methodologies - - - Exchange rate difference (2,889) (1,932) (957) Other changes in provisions 106,591 76,998 29,593 Balance as of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 13 - F I N A N C I A L A S SETS AT A M O R T I S E D C O S T , co nti nued i. Breakdown of movement of established provisions - Consumer loans Breakdown of movement in established provisions - Consumer loans, as of September 30, 2023, and December 31, 2022, is as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 85 Movement in established provisions by portfolio for the period Breakdown of movement in established provisions for credit risk portfolio during the period As o f Septe m be r 30 , 202 3 (MCh$) Group Assessment Total Non - per f orm i n g portfolio Portfolio Co nsum e r loans 288,920 120,800 168,120 Balance as of January 1, 2023 Provision establishment/(release) by: 365,795 122,278 243,517 Change in measurement without portfolio reclassifying during the period: Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from ( - ) to (+)]: 114,496 180,255 (65,759) Group normal to group non - performing (13,908) (26,807) 12,899 Group non - performing to Group normal 63,545 - 63,545 New loans originated 10,893 402 10,491 New loans due to translation from contingent to loan - - - New loans purchased - - - Sale or assignment of loans (406,852) (147,732) (259,120) Paid from loans (101,123) (98,547) (2,576) Provision application for charge - offs - - - Recovery of impaired loans - - - Changes in models and methodologies 46 5 41 Exchange rate difference 59 9 50 Other changes in provisions 321,871 150,663 171,208 Balance as of September 30, 2023 Movement in established provisions by portfolio for the period Breakdown of movement in established provisions for credit risk portfolio during the period As o f Decembe r 31 , 2 02 2 (MCh$) Group Assessment Total Non - per f orm i n g portfolio Portfolio Co nsum e r loans 264,819 124,807 140,012 Balance as of January 1, 2022 Provision establishment/(release) by: 386,952 87,518 299,434 Change in measurement without portfolio reclassifying during the period: Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from ( - ) to (+)]: 100,686 154,567 (53,881) Group normal to group non - performing (22,566) (41,676) 19,110 Group non - performing to Group normal 66,622 18,874 47,748 New loans originated 14,816 330 14,486 New loans due to translation from contingent to loan - - - New loans purchased - - - Sale or assignment of loans (478,393) (181,129) (297,264) Paid from loans (43,912) (42,493) (1,419) Provision application for charge - offs - - - Recovery of impaired loans - - - Changes in models and methodologies (4) 3 (7) Exchange rate difference (100) - (100) Other changes in provisions 288,920 120,801 168,119 Balance as of December 31, 2022

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

j. Breakdown of movement in established provisions - Contingent loans

Breakdown of movement in established provisions - Contingent loans, as of September 30, 2023, and December 31, 2022, is as follows:

#	Movement in established provisions by portfolio for the period					
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2023	**15,035**	**6,138**	**8,874**	**4,377**	**3,545**	**37,969**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	2,306	6,667	2,222	725	1,502	**13,422**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(724)	-	1,127	-	-	**403**
Individual Normal to Individual Non-performing	(1)	-	-	1	-	**0**
Substandard to Individual Non-performing	-	-	(279)	842	-	**563**
Substandard to Individual Normal	236	-	(364)	-	-	**(128)**
Individual Non-performing to Substandard	-	-	25	(107)	-	**(82)**
Individual Non-performing to Individual Normal	-	-	-	(1)	-	**(1)**
Group Normal to Group Non-performing	-	(204)	-	-	7,152	**6,948**
Group Non-performing to Group Normal	-	37	-	-	(2,409)	**(2,372)**
Individual (Normal, Substandard, Non-performing) to Group (Normal, Non-performing)	44	-	(47)	(2)	-	**(5)**
Group (Normal, Non-performing) to Individual (Normal, Substandard, Non-compliance)	-	(68)	-	-	-	**(68)**
New contingent loans granted	14,328	8,790	-	-	-	**23,118**
Paid from loans	(16,477)	(9,420)	(8,269)	(2,058)	(6,631)	**(42,855)**
Contingent loans from translation to loans	18	303	5	23	187	**536**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	260	87	(42)	5	153	**463**
Other changes in provisions	(13)	12	(6)	10	(18)	**(15)**
Balance as of September 30, 2023	**15,012**	**12,342**	**3,246**	**3,815**	**3,481**	**37,896**

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2022 (MCh$)	Movement in established provisions by portfolio for the period					
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2022	**13,110**	**5,892**	**7,905**	**2,791**	**1,103**	**30,801**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	5,874	7,822	830	1,377	2,024	**17,927**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(1,276)	-	3,091	-	-	**1,815**
Individual Normal to Individual Non-performing	(4)	-	-	19	-	**15**
Substandard to Individual Non-performing	-	-	(492)	3,152	-	**2,660**
Substandard to Individual Normal	185	-	(475)	-	-	**(290)**
Individual Non-performing to Substandard	-	-	2	(1)	-	**1**
Individual Non-performing to Individual Normal	-	-	-	(61)	-	**(61)**
Group Normal to Group Non-performing	-	(237)	-	-	6,518	**6,281**
Group Non-performing to Group Normal	-	138	-	-	(4,574)	**(4,436)**
Individual (Normal, Substandard, Non-performing) to Group (Normal, Non-performing)	80	-	(4)	(123)	-	**(47)**
Group (Normal, Non-performing) to Individual (Normal, Substandard, Non-compliance)	-	(26)	-	-	113	**87**
New contingent loans granted	14,451	3,836	2,539	1,288	2,653	**24,767**
Paid from loans	(18,739)	(11,798)	(4,662)	(4,260)	(4,546)	**(44,005)**
Contingent loans from translation to loans	28	537	5	27	189	**786**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	(116)	(55)	97	(1)	11	**(64)**
Other changes in provisions	1,443	28	37	169	55	**1,732**
Balance as of December 31, 2022	**15,036**	**6,137**	**8,873**	**4,377**	**3,546**	**37,969**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 86

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

k. Concentration of credit by economic activity

The concentration of credits by economic activity as of September 30, 2023, and December 31, 2022, is as follows:

Composition of economic activity for loans, contingent credit exposure and accrued provision As of September 30, 2023 (MCh$).	Loans and contingent loan exposures			Established provisions		
	Loans			Loans		
	Domestic Loans	Foreign loans	Total	Domestic Loans	Foreign loans	Total
Interbank loans	**-**	**13,000**	**13,000**	**-**	**5**	**5**
Commercial loans						
Agriculture and livestock	636,890	-	**636,890**	30,727	-	**30,727**
Fruit growing	660,830	2,115	**662,945**	37,477	5	**37,482**
Forestry	137,717	-	**137,717**	9,548	-	**9,548**
Fishing	308,648	-	**308,648**	11,579	-	**11,579**
Mining	238,255	-	**238,255**	5,018	-	**5,018**
Oil and natural gas	3,820	-	**3,820**	114	-	**114**
Product manufacturing industry	-	-	**-**	-	-	**-**
Food, beverages and tobacco	367,410	-	**367,410**	13,902	-	**13,902**
Textile, leather and footwear	82,208	756	**82,964**	4,667	68	**4,735**
Wood and furniture	88,430	-	**88,430**	2,333	-	**2,333**
Pulp, paper and printing	125,043	2	**125,045**	3,959	-	**3,959**
Chemicals and oil products	99,226	-	**99,226**	2,374	-	**2,374**
Metallic, non-metallic, machinery, or other	565,763	148	**565,911**	29,658	-	**29,658**
Electricity, gas and water	914,922	-	**914,922**	6,925	-	**6,925**
Housing construction	218,212	-	**218,212**	15,343	-	**15,343**
Non-housing construction (office, civil works)	569,628	1,110	**570,738**	33,579	485	**34,064**
Wholesale trade	1,790,360	11,863	**1,802,223**	120,485	62	**120,547**
Retail trade, restaurants and hotels	1,481,705	1,185	**1,482,890**	63,775	4	**63,779**
Transport and storage	732,133	44,885	**777,018**	30,499	100	**30,599**
Telecommunications	354,200	145	**354,345**	5,822	13	**5,835**
Financial services	455,338	-	**455,338**	6,526	-	**6,526**
Business services	-	-	**-**	-	-	**-**
Real estate services	2,573,255	6,843	**2,580,098**	49,950	15	**49,965**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defence and police	-	-	**-**	-	-	**-**
Social and other communal services	5,463,382	2,051	**5,465,433**	180,573	72	**180,645**
Personal services	-	-	**-**	-	-	**-**
Subtotal	**17,867,375**	**71,103**	**17,938,478**	**664,833**	**824**	**665,657**
Mortgage loans	**16,645,780**	**4,380**	**16,650,160**	**145,918**	**11**	**145,929**
Consumer loans	**5,439,016**	**1,502**	**5,440,518**	**321,687**	**184**	**321,871**
Contingent loan exposure	**2,722,327**	**20,308**	**2,742,635**	**37,853**	**43**	**37,896**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 87

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Composition of economic activity for loans and advances, contingent loan exposure and provisions As of December 31, 2022 (MCh$)	Loans and contingent loan exposures			Established provisions		
	Loans			Loans		
	Domestic Loans	Foreign loans	Total	Domestic Loans	Foreign loans	Total
Interbank loans	**-**	**32,991**	**32,991**	**-**	**36**	**36**
Commercial loans						
Agriculture and livestock	655,149	-	**655,149**	25,405	-	**25,405**
Fruit growing	627,903	2,663	**630,566**	24,715	6	**24,721**
Forestry	170,750	6	**170,756**	9,712	-	**9,712**
Fishing	284,398	-	**284,398**	10,393	-	**10,393**
Mining	260,454	-	**260,454**	5,210	-	**5,210**
Oil and natural gas	88,263	471	**88,734**	228	-	**228**
Product manufacturing industry						
Food, beverages and tobacco	377,443	-	**377,443**	15,051	-	**15,051**
Textile, leather and footwear	82,454	946	**83,400**	4,082	3	**4,085**
Wood and furniture	85,965	-	**85,965**	2,697	-	**2,697**
Pulp, paper and printing	65,819	6	**65,825**	3,983	-	**3,983**
Chemicals and oil products	153,929	1	**153,930**	2,118	-	**2,118**
Metallic, non-metallic, machinery, or other	599,008	397	**599,405**	29,328	17	**29,345**
Electricity, gas and water	901,777	-	**901,777**	4,924	-	**4,924**
Housing construction	239,530	-	**239,530**	15,653	-	**15,653**
Non-housing construction (office, civil works)	628,068	1,203	**629,271**	40,926	1,077	**42,003**
Wholesale trade	1,665,308	11,636	**1,676,944**	108,429	82	**108,511**
Retail trade, restaurants and hotels	1,540,699	1,953	**1,542,652**	68,429	6	**68,435**
Transport and storage	732,271	43,288	**775,559**	34,620	95	**34,715**
Telecommunications	357,761	271	**358,032**	5,581	23	**5,604**
Financial services	348,807	-	**348,807**	8,017	-	**8,017**
Business services	-	-	**-**	-	-	**-**
Real estate services	2,619,823	9,960	**2,629,783**	59,554	22	**59,576**
Student Loans	-	-	**-**	-	-	**-**
Public administration, defence and police	-	-	**-**	-	-	**-**
Social and other communal services	5,124,116	2,093	**5,126,209**	160,551	77	**160,628**
Personal services	-	-	**-**	-	-	**-**
Subtotal	**17,609,695**	**74,894**	**17,684,589**	**639,606**	**1,408**	**641,014**
Mortgage loans	**15,725,907**	**3,102**	**15,729,009**	**106,579**	**12**	**106,591**
Consumer loans	**5,281,263**	**1,549**	**5,282,812**	**288,782**	**138**	**288,920**
Contingent loan exposure	**2,793,571**	**254,812**	**3,048,383**	**37,546**	**423**	**37,969**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 88

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 13 - F I N A N C I A L A S SETS AT A M O R T I S E D C O S T , co nti nued l. Housing loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively: Mortgage loans and their provisions as of September 30, 2023, and December 31, 2022, are as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 89 Provisions established for Mortgage Loans (MCh$) Mo rtg a g e loans (MCh$) As o f Sep t em b er 3 0, 2023 Lo a n / G uar ant e e Value (%) Days past due at the end of the period Days past due at the end of the period Total > = 90 60 to 89 30 to 59 1 to 29 0 Total > = 90 6 0 to 89 3 0 to 59 1 to 29 0 11,640 7,540 697 127 671 2,605 1,473,739 21,698 14,100 3,925 28,702 1,405,314 L T V < = 4 0% 115,876 63,840 7,836 653 9,159 34,388 13,215,205 203,324 138,332 18,228 277,233 12,578,088 40% < L T V < = 80% 15,327 6,945 1,107 - 1,297 5,978 1,750,150 29,660 16,238 - 34,427 1,669,825 80% < L T V < = 90% 3,086 1,668 131 4 215 1,068 211,066 5,536 1,627 99 4,304 199,500 L T V > 9 0% 145,929 79,993 9,771 784 11,342 44,039 16,650,160 260,218 170,297 22,252 344,666 15,852,727 Total Provisions established for Mortgage Loans (MCh$) Mo rtg a g e loans (MCh$) As o f Dec em b er 3 1 , 2022 Lo a n / G uar ant e e Value (%) Days past due at the end of the period Days past due at the end of the period Total > = 90 60 to 89 3 0 to 59 1 to 29 0 Total > = 90 6 0 to 89 3 0 to 59 1 to 29 0 9,412 5,980 668 654 104 2,006 1,341,827 18,078 13,303 20,337 7,234 1,282,875 L T V < = 4 0% 86,127 43,531 7,990 7,692 603 26,311 12 , 446 , 2 37 157,753 135,462 219,522 38,214 11,895,286 40% < L T V < = 80% 9,263 2,194 931 1,177 29 4,932 1,763,168 12,884 13,532 28,085 142 1,708,525 80% < L T V < = 90% 1,789 861 70 145 2 711 177,777 2,406 1,403 3,407 100 170,461 L T V > 9 0% 106,591 52,566 9,659 9,668 738 33,960 15 , 729 , 0 09 191,121 163,700 271,351 45,690 15,057,147 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 13 - F I N A N C I A L A S SETS AT A M O R T I S E D C O S T , co nti nued m. Dues from banks and commercial loans and their provisions established by classification category The concentration dues from banks and commercial loans, alongside their provisions by classification category as of September 30, 2023, and December 31, 2022, are as follows: Concentration of dues from banks and commercial loans and their provisions b y c l a s s i f i c a ti o n c a te gory a s of S e p te mb e r 30, 2 0 23 ( i n MC h $ ) Interbank loans and commercial loans payable to the bank Assessment Individual Tot al D e d uc ti b l e provision for FOGAPE Covid - 19 g u a r a nt e e s G roup N ormal p ort f ol i o S ubs t a n d a rd P or t f ol i o Tot al N ormal Non - performing Tot al A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 N on - p e r form i n g p ortf ol i o C3 C4 C5 C6 Subtotal p ortf ol i o Portfolio Int e rb a nk l o a ns Interbank liquidity loans Commercial interbank loans Current account overdrafts Foreign trade loans Chilean exports Foreign trade loans Chilean imports Foreign trade loans between third countries Non - transferable deposits with - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - 12 , 896 Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 90 - - 1 04 - - - - - - 13 , 000 13 , 000 - - 13 , 000 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - banks - - - - - - - - - - - - - - - - - - - - - - - - - Other loans with banks - 13,000 - - - 13,000 - - - - - - - - - - - - 13,000 - - - 104 - 12,896 Subtotal - 5 - - - 5 - - - - - - - - - - - - 5 - - - - - 5 E s tablis h ed pr o v i s i o n s 0.04% 0.04% - - - 0.04% - - - - - - - - - - - - 0.04% - - - - - 0.04% % E s tablis h ed pr o v i s i o ns Comm er c i a l l o ans 12,795 13,118,515 4,419,081 377,956 4,041,125 8,699,434 611,248 74,775 93,210 93,556 109,347 71,529 168,831 872,059 114,917 112,654 137,145 507,343 7,216,127 1,493,058 2,071,693 1,706,097 864,672 1,077,830 2,777 C omm e rc ial l o ans - 1,216,662 12,279 1,286 10,993 1,204,383 14,587 6,903 4,940 0 961 - 1,783 34,043 455 445 2,081 31,062 1,155,753 126,204 141,836 332,154 217,685 337,874 - Foreign trade loans Chilean exports - 826,845 51,514 1,800 49,714 775,331 5,001 924 2,323 1,047 204 503 - 14,181 2,236 3,054 84 8,807 756,149 72,621 297,864 193,925 178,447 13,292 - Foreign trade loans Chilean imports - 1,462 - - - 1,462 - - - - - - - - - - - - 1,462 756 20 686 - - - Foreign trade loans between third countries - 154,222 45,764 7,818 37,946 108,458 2,531 1,103 499 285 125 128 391 13,995 236 527 774 12,458 91,932 9,400 18,244 20,610 43,645 33 - Debtors with current accounts - 138,595 99,544 9,737 89,807 39,051 1,159 359 311 104 106 61 218 3,130 242 116 681 2,091 34,762 6,966 7,842 9,459 9,494 1,001 - C r edit c a r d de b t o r s - 980,511 37,593 6,195 31,398 942,918 2,460 952 667 829 - - 12 8,307 - 637 113 7,557 932,151 80,125 66,772 103,190 448,717 223,046 10,301 Factoring transactions 29 1,261,879 199,321 10,587 188,734 1,062,558 56,150 500 3,021 3,410 8,383 12,565 28,271 116,280 11,499 14,230 22,985 67,566 890,128 255,117 252,439 242,586 122,700 13,865 3,421 Commercial leasing transactions - 48,458 48,458 9,705 38,753 - - - - - - - - - - - - - - - - - - - - St udent loans - 191,329 173,225 5,562 167,663 18,104 12,828 9,897 868 1,096 102 35 830 200 47 23 11 119 5,076 969 673 1,185 1,057 854 338 Other loans and receivables 12,824 17,938,478 5,086,779 430,646 4,656,133 12,851,699 705,964 95,413 105,839 100,327 119,228 84,821 200,336 1,062,195 129,632 131,686 163,874 637,003 11,083,540 2,045,216 2,857,383 2,609,892 1,886,417 1,667,795 16,837 Subtotal 12,824 652,833 279,297 209,089 70,208 373,536 237,095 85,872 68,796 40,131 29,807 8,482 4,007 38,149 8,262 9,737 6,279 13,871 98,292 39,439 34,601 18,356 4,563 1,328 5 E s tablis h ed pr o v i s i o n s 100.00% 3.64% 5.49% 48.55% 1.51% 2.91% 33.58% 90.00% 65.00% 40.00% 25.00% 10.00% 2.00% 3.59% 6.37% 7.39% 3.83% 2.18% 0.89% 1.93% 1.21% 0.70% 0.24% 0.08% 0.03% % E s tablis h ed pr o v i s i o ns

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 13 - F I N A N C I A L A S SETS AT A M O R T I S E D C O S T , co nti nued Concentration of dues from banks and commercial loans and their provisions by classification category a s of D e c emb e r 3 1 , 2 022 (in MCh$) Interbank loans and commercial loans payable to the bank As s e s s me nt Individual Tot al D e d uc ti b l e provision for FOGAPE Covid - 19 g u a r a nt e e s G roup N ormal p ort f ol i o S ubs t a n d a rd P or t f ol i o N on - p e r form i n g p ortf ol i o C3 C4 C5 Tot al Normal Non - performing portfolio Portfolio Tot al A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C6 Subtotal Int e rb a nk l o a ns exports imports c o un t r ie s banks Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 91 ex p o r t s - - - - - - - - - - - - - - - - - - - - - - - - Interbank liquidity loans - - - - - - - - - - - - - - - - - - - - - - - - - Commercial interbank loans - - - - - - - - - - - - - - - - - - - - - - - - - Current account overdrafts - 32,991 - - - - 32,991 - - - - - - - - - - - - 32,991 - - - 13,442 - Foreign trade loans Chilean 19,569 - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans Chilean - - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans between third - - - - - - - - - - - - - - - - - - - - - - - - - Non - transferable deposits with - - - - - - - - - - - - - - - - - - - - - - - - - Other loans with banks - 32,991 - - - - 32,991 - - - - - - - - - - - - 32,991 - - - 13,442 - Subtotal 19,569 36 - - - - 36 - - - - - - - - - - - - 36 - - - 29 - Established provisions 7 0.22% - - - - 0.22% - - - - - - - - - - - - 0.22% - - - 0.22% - % Established provisions - Comm er c i a l l o ans 13,292,423 19,387 4,194,006 327,078 3,866,928 9,098,417 585,614 68,464 75,360 98,204 89,665 95,253 158,668 885,270 93,486 59,031 150,839 581,914 7,627,533 1,640,787 2,040,348 1,904,953 1,408,971 629,535 Commercial loans 2,939 752,501 - 10,113 1,731 8,382 742,388 7,297 4,308 1,657 821 - - 511 50,006 2,975 267 5,187 41,577 685,085 83,809 186,829 253,647 160,800 - Foreign trade loans Chilean - 858,557 - 43,341 1,689 41,652 815,216 14,475 5,120 1,007 7,995 353 - - 10,309 266 90 922 9,031 790,432 88,008 246,159 225,215 213,055 17,995 Foreign trade loans Chilean - imports 1,314 - - - - 1,314 - - - - - - - - - - - - 1,314 946 289 79 - - Foreign trade loans between third - countries 132,261 - 45,240 6,838 38,402 87,021 2,501 834 610 284 83 375 315 12,368 412 543 649 10,764 72,152 11,108 9,402 16,817 22,015 12,810 Debtors with current accounts - 132,679 - 98,700 7,679 91,021 33,979 1,144 325 282 145 70 92 230 3,430 153 32 693 2,552 29,405 6,075 7,448 10,887 4,149 846 Credit card debtors - 878,389 - 43,888 2,633 41,255 834,501 3,089 1,184 726 591 179 - 409 12,170 45 - 372 11,753 819,242 58,652 54,842 105,664 429,607 157,111 Factoring transactions 13,366 1,345,978 37 213,290 9,773 203,517 1,132,688 73,145 193 2,441 9,952 4,383 18,196 37,980 136,773 7,305 15,034 32,915 81,519 922,770 251,778 278,646 262,531 109,418 16,307 Commercial leasing transactions 4,090 52,833 - 52,833 7,956 44,877 - - - - - - - - - - - - - - - - - - - Student loans - 237,654 - 221,431 3,325 218,106 16,223 11,525 6,336 2,652 1,587 95 36 819 391 177 5 17 192 4,307 527 1,260 861 920 582 Other loans and receivables 157 17,684,589 19,424 4,922,842 368,702 4,554,140 12,761,747 698,790 86,764 84,735 119,579 94,828 113,952 198,932 1,110,717 104,819 75,002 191,594 739,302 10,952,240 2,141,690 2,825,223 2,780,654 2,348,935 835,186 Subtotal 20,552 621,590 19,424 268,011 186,830 81,181 353,579 220,089 78,098 55,078 47,832 23,707 11,395 3,979 36,420 8,460 3,001 6,049 18,910 97,070 38,453 33,264 19,123 5,651 573 Established provisions 6 3.51% 100.00% 5.44% 50.67% 1.78% 2.77% 31.50% 90.01% 65.00% 40.00% 25.00% 10.00% 2.00% 3.28% 8.07% 4.00% 3.16% 2.56% 0.89% 1.80% 1.18% 0.69% 0.24% 0.07% % Established provisions 0.03%

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 13 - F I N A N C I A L A S SETS AT A M O R T I S E D C O S T , co nti nued n. Loans and their established provisions by the number of days past due The concentration of credit risk by days past due as of September 30, 2023, and December 31, 2022, is as follows: Concentration of credit risk by days past due A s o f Sep te m b e r 30, 2023 (MCh$) T o ta l T o ta l Net f in a n c i a l assets Contingent loan exposure before provisions Substandard Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 92 E s ta b lis he d p r ov is i on s Substandard Norma l p o r tf o lio Assessment No n - p e rf o r m in g p o r tf o lio Assessment Norma l p o r tf o lio Assessment Individual Group No n - p e rf o r m in g p o r tf o lio Assessment Portfolio A ss e ss m en t Individual Portfolio A ss e ss m en t Individual Subtotal De d u c tib le FOGAPE Covid - 19 g u a r a n te e s Individu a l Gr o u p Individu a l Gr o u p Individu a l Gr o u p Interbank loans 12,995 5 - 5 - - - - 5 13,000 - - - - 13,000 0 da ys - - - - - - - - - - - - - - - 1 to 29 days - - - - - - - - - - - - - - - 30 to 59 days - - - - - - - - - - - - - - - 60 to 89 days - - - - - - - - - - - - - - - > = 9 0 d a ys 12,995 5 - 5 - - - - 5 13,000 - - - - 13,000 Subtotal C omme r c i al l oa n s 16,659,869 318,504 11,989 306,515 33,305 92,715 29,321 52,982 98,192 16,978,373 97,630 333,054 992,899 4,498,691 11,056,099 0 da ys 199,108 28,465 210 28,255 10,971 3,758 5,617 7,809 100 227,573 28,491 27,220 40,118 104,303 27,441 1 to 29 days 60,522 23,612 110 23,502 2,835 15,601 2,158 2,908 - 84,134 6,408 37,168 21,372 19,186 - 30 to 59 days 80,869 35,239 66 35,173 13,255 14,356 1,053 6,509 - 116,108 34,958 39,391 7,806 33,953 - 60 to 89 days 272,453 259,837 449 259,388 148,723 110,665 - - - 532,290 263,159 269,131 - - - > = 9 0 d a ys 17,272,821 665,657 12,824 652,833 209,089 237,095 38,149 70,208 98,292 17,938,478 430,646 705,964 1,062,195 4,656,133 11,083,540 Subtotal Mo r tgage l oa n s 15,808,092 44,039 - 44,039 18,027 - - 26,012 - 15,852,131 173,534 - - 15,678,597 - 0 da ys 333,920 11,343 - 11,343 6,524 - - 4,819 - 345,263 62,278 - - 282,985 - 1 to 29 days 21,467 784 - 784 490 - - 294 - 22,251 5,364 - - 16,887 - 30 to 59 days 160,527 9,770 - 9,770 7,566 - - 2,204 - 170,297 72,064 - - 98,233 - 60 to 89 days 180,225 79,993 - 79,993 79,993 - - - - 260,218 260,218 - - - - > = 9 0 d a ys 16,504,231 145,929 - 145,929 112,600 - - 33,329 - 16,650,160 573,458 - - 16,076,702 - Subtotal C o nsu mer l o a n s 4,845,243 163,613 - 163,613 39,802 - - 123,811 - 5,008,856 75,368 - - 4,933,488 - 0 da ys 139,524 38,508 - 38,508 14,292 - - 24,217 - 178,032 26,343 - - 151,689 - 1 to 29 days 58,578 24,808 - 24,808 11,682 - - 13,126 - 83,386 20,470 - - 62,916 - 30 to 59 days 46,177 23,138 - 23,138 13,086 - - 10,052 - 69,315 22,647 - - 46,668 - 60 to 89 days 29,126 71,803 - 71,803 71,802 - - 1,00 - 100,929 100,927 - - 2 - > = 90 da y s 5,118,647 321,871 - 321,871 150,663 - - 171,208 - 5,440,518 245,755 - - 5,194,763 - Subtotal 38,908,694 1,133,462 12,824 1,120,638 472,352 237,095 38,149 274,745 98,297 40,042,156 1,249,859 705,964 1,062,195 25,927,598 11,096,540 T otal l oa n s

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Concentration of credit risk by days past due As of December 31, 2022 (MCh$)	Contingent loan exposure before provisions						Established provisions								
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	32,991	-	-	-	-	**32,991**	36	-	-	-	-	**36**	-	-	**32,955**
1 to 29 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	-	-
30 to 59 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	-	-
60 to 89 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	-	-
> = 90 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	-	-
Subtotal	**32,991**	**-**	**-**	**-**	**-**	**32,991**	**36**	**-**	**-**	**-**	**-**	**36**	**-**	**-**	**32,955**
Commercial loans															
0 days	10,941,007	4,389,406	1,069,098	391,285	64,842	**16,855,638**	96,974	59,045	32,928	76,792	25,999	291,738	18,497	**310,235**	**16,545,403**
1 to 29 days	10,259	54,270	19,480	27,001	6,749	**117,759**	64	4,459	1,068	5,532	2,881	14,004	262	**14,266**	**103,493**
30 to 59 days	965	72,542	13,627	39,430	27,136	**153,700**	32	9,905	1,983	9,486	11,147	32,553	124	**32,677**	**121,023**
60 to 89 days	9	37,922	8,512	41,111	38,835	**126,389**	-	7,772	441	23,262	15,005	46,480	111	**46,591**	**79,798**
> = 90 days	-	-	-	199,963	231,140	**431,103**	-	-	-	105,017	131,798	236,815	430	**237,245**	**193,858**
Subtotal	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**	**17,043,575**
Mortgage loans															
0 days	-	14,951,553	-	-	104,904	**15,056,457**	-	21,412	-	-	10,895	**32,307**	-	**32,307**	**15,024,150**
1 to 29 days	-	42,071	-	-	4,307	**46,378**	-	320	-	-	428	**748**	-	**748**	**45,630**
30 to 59 days	-	218,382	-	-	52,970	**271,352**	-	4,391	-	-	5,580	**9,971**	-	**9,971**	**261,381**
60 to 89 days	-	94,939	-	-	68,762	**163,701**	-	2,453	-	-	7,529	**9,982**	-	**9,982**	**153,719**
> = 90 days	-	-	-	-	191,121	**191,121**	-	1,017	-	-	52,566	**53,583**	-	**53,583**	**137,538**
Subtotal	**-**	**15,306,945**	**-**	**-**	**422,064**	**15,729,009**	**-**	**29,593**	**-**	**-**	**76,998**	**106,591**	**-**	**106,591**	**15,622,418**
Consumer loans															
0 days	-	4,864,766	-	-	47,959	**4,912,725**	-	122,848	-	-	28,344	**151,192**	-	**151,192**	**4,761,533**
1 to 29 days	-	129,087	-	-	13,325	**142,412**	-	21,733	-	-	8,467	**30,200**	-	**30,200**	**112,212**
30 to 59 days	-	71,950	-	-	15,397	**87,347**	-	14,570	-	-	9,645	**24,215**	-	**24,215**	**63,132**
60 to 89 days	-	37,416	-	-	17,494	**54,910**	-	8,968	-	-	11,191	**20,159**	-	**20,159**	**34,751**
> = 90 days	-	-	-	-	85,418	**85,418**	-	-	-	-	63,154	**63,154**	-	**63,154**	**22,264**
Subtotal	**-**	**5,103,219**	**-**	**-**	**179,593**	**5,282,812**	**-**	**168,119**	**-**	**-**	**120,801**	**288,920**	**-**	**288,920**	**4,993,892**
Total loans	**10,985,231**	**24,964,304**	**1,110,717**	**698,790**	**970,359**	**38,729,401**	**97,106**	**278,893**	**36,420**	**220,089**	**384,629**	**1,017,137**	**19,424**	**1,036,561**	**37,692,840**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 93

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

The Interim Consolidated Statements of Financial Position include investments in companies of MCh$51,406 and MCh$46,586 as of September 30, 2023, and December 31, 2022, as follows:

	Institutions' Share		Investment Investment value	
	As of September 30, 2023 %	As of December 31, 2022 %	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Companies				
Centro de Compensación Automatizado SA	33.33	33.33	4,317	5,172
Sociedad Interbancaria de Depósito de Valores SA	29.29	29.29	2,457	1,949
Cámara de Compensación de Alto Valor SA	15.00	15.00	1,172	1,110
Administrador Financiero del Transantiago SA	20.00	20.00	4,052	3,169
Servicios de Infraestructura de Mercado OTC SA	12.48	12.48	1,792	1,682
Redbanc SA	33.43	33.43	4,131	3,800
Transbank SA	25.00	25.00	31,398	27,732
Subtotal			**49,319**	**44,614**
Minority investments				
Trading Exchanges			571	1,964
Other			1,516	8
Subtotal			**2,087**	**1,972**
Total			**51,406**	**46,586**

The equity investments have been irrevocably designated at fair value through other comprehensive income and are therefore carried at the market value per IFRS 9 Financial Instruments.

a. Summary of financial information of associates as of September 30, 2023, and December 31, 2022:

	As of September 30, 2023				As of December 31, 2022			
	Assets MCh$	Liabilities MCh$	Capital MCh$	Profit (loss) MCh$	Assets MCh$	Liabilities MCh$	Capital MCh$	Profit (loss) MCh$
Centro de Compensación Automatizado	16,331	3,724	9,149	3,458	19,342	4,295	10,345	4,702
Sociedad Interbancaria de Depósito de Valores SA	8,389	-	7,205	1,184	7,717	463	5,746	1,508
Cámara de Compensación de Alto Valor SA	8,493	808	7,266	419	8,357	1,004	6,423	930
Administrador Financiero del Transantiago SA	61,779	42,255	17,076	2,448	60,738	40,113	16,604	4,021
Servicios de Infraestructura de Mercado OTC SA	21,970	7,862	13,248	860	16,631	3,418	13,210	3
Redbanc SA	29,279	16,921	11,728	630	30,518	19,150	9,657	1,711
Transbank SA	1,417,582	1,291,993	111,143	14,446	1,498,207	1,387,278	84,898	26,031
Total	**1,563,823**	**1,363,563**	**176,815**	**23,445**	**1,641,510**	**1,455,721**	**146,883**	**38,906**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 94

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued b. Restrictions on the ability of partners to transfer funds to investors. There are no significant restrictions on the ability of associates to transfer funds to the Bank in the form of cash dividends or repayment of loans or advances. c. The movement in investments in companies is as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 95 As o f Dece mber 31 , As o f Sept e mber 30, 2022 2023 MCh$ MCh$ 37,695 46,586 Initial book value - - Acquisition of investments - - Sale of investments 10,310 6,046 Participation in income (526) (2,987) Dividends received (893) (1,761) Other equity adjustments (*) 46,586 51,406 Total (*) This concerns the market value of the investments in other companies in the country, as indicated in the Compendium of Accounting Standards for Banks. d. The objective evidence indicated in IAS 28 ‘Investments in Associates and Joint Ventures’ has been evaluated, and no impairment of the Bank's investments has been detected.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 15 - INTANGIBLE ASSETS

The composition of the item as of September 30, 2023, and December 31, 2022, is as follows:

		As of September 30, 2023		
	Opening net balance January 1, 2023 MCh$	Gross balance MCh$	Accumulated amortisation MCh$	Net balance MCh$
Software or computer programmes	**107,789**	366,288	(270,962)	**95,326**
Total	**107,789**	**366,288**	**(270,962)**	**95,326**

		As of December 31, 2022		
	Opening net balance January 1, 2022 MCh$	Gross balance MCh$	Accumulated amortisation MCh$	Net balance MCh$
Software or computer programmes	**95,411**	351,309	(243,520)	**107,789**
Total	**95,411**	**351,309**	**(243,520)**	**107,789**

a. The movement in intangible assets during the periods of September 30, 2023, and December 31, 2022, is as follows:

i. Gross balance

Gross balances	Software Development Computer Programmes MCh$
Balance as of January 1, 2023	**351,309**
Additions	27,140
Disposals	-
Impairment	-
Other	(12,161)
Balance as of September 30, 2023	**366,288**
Balances as of January 1, 2022	**294,745**
Additions	54,899
Disposals (*)	(145)
Impairment	-
Other	1,810
Balance as of December 31, 2022	**351,309**

(*) This concerns fully amortised assets.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 96

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 15 - INTANGIBLE ASSETS, continued

ii. Accumulated amortisation

Accumulated amortisation	Software Development Computer Programmes MCh$
Balance as of January 1, 2023	**(243,520)**
Amortisation for the year	(39,603)
Withdrawals/disposals	-
Other	12,161
Balance as of September 30, 2023	**(270,962)**
Balances as of January 1, 2022	**(199,334)**
Amortisation for the year	(42,377)
Withdrawals/disposals (*)	-
Other	(1,809)
Balance as of December 31, 2022	**(243,520)**

(*) This concerns fully amortised assets.

The Bank has no restrictions on intangibles as of September 30, 2023, and December 31, 2022. Moreover, intangible assets have not been pledged as security for fulfilling obligations. On the other hand, no amounts are due from the Bank for intangible assets on the same dates.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 97

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 16 - FIXED ASSETS The composition of the items as of September 30, 2023, and December 31, 2022, is as follows: As o f S e p te m b e r 30, 202 3 Opening net balance Ja nu a r y 1, 2023 MCh$ Gross Bal a n c e Acc um u l a te d depreciation MCh$ Net Bal a n c e M C h $ M C h $ 88,683 (87,336) 176,019 97,067 Buildings 14,714 - 14,714 15,022 Land 58,511 (267,390) 325,901 46,883 Equipment 24,449 (74,532) 98,981 30,392 Other 186,357 (429,258) 615,615 189,364 Total As o f De cem b e r 31, 2 02 2 Opening net balance Ja nu a r y 1, 2022 MCh$ Gro ss Bal a n c e Acc um u l a te d depreciation MCh$ Net Bal a n c e M C h $ M C h $ 97,067 (81,987) 179,054 98,081 Buildings 15,022 - 15,022 15,479 Land 46,883 (247,789) 294,672 56,174 Equipment 30,392 (70,494) 100,886 20,556 Other 189,364 (400,270) 589,634 190,290 Total Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 98 a. The movement in fixed assets on September 30, 2023, and December 31, 2022, is as follows: i. G r os s balan c e Total Other Equipment Land Buildings 2023 MCh$ MCh$ MCh$ MCh$ MCh$ 589,634 100,886 294,672 15,022 179,054 Balance as of January 1, 2023 40,453 8,239 24,827 - 7,387 Additions (6,347) (2,747) (953) (308) (2,339) Other changes (8,125) (7,397) 7,355 - (8,083) Other 615,615 98,981 325,901 14,714 176,019 Balance as of September 30, 2023 . Total Other Equipment Land Buildings 2022 MCh$ MCh$ MCh$ MCh$ MCh$ 547,930 83,783 276,826 15,479 171,842 Balances as of January 1, 2022 43,531 16,762 14,941 - 11,828 Additions (4,827) (2,139) (410) (457) (1,821) Other changes 3,000 2,480 3,315 - (2,795) Other 589,634 100,886 294,672 15,022 179,054 Balance as of December 31, 2022

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 16 - FIXED ASSETS, continued

ii. Accumulated depreciation

2023	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balance as of January 1, 2023	**(81,987)**	**-**	**(247,789)**	**(70,494)**	**(400,270)**
Depreciation charges for the period	(7,129)	-	(20,362)	(6,732)	**(34,223)**
Disposals and sales for the period	1,797	-	761	2,694	**5,252**
Other	(17)	-	-	-	**(17)**
Balance as of September 30, 2023	**(87,336)**	**-**	**(267,390)**	**(74,532)**	**(429,258)**

2022	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2022	**(73,761)**	**-**	**(220,652)**	**(63,226)**	**(357,639)**
Depreciation charges for the year	(9,703)	-	(27,498)	(9,318)	**(46,519)**
Disposals and sales for the year	1,477	-	361	2,050	**3,888**
Other	-	-	-	-	**-**
Balance as of December 31, 2022	**(81,987)**	**-**	**(247,789)**	**(70,494)**	**(400,270)**

b. The Bank has no restrictions on fixed assets as of September 30, 2023, and December 31, 2022. Furthermore, fixed assets have not been pledged as collateral to fulfil obligations. On the other hand, no amounts are owed on fixed assets by the Bank on the same dates.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 99

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS

The composition of the right-to-use lease assets as of September 30, 2023, and December 31, 2022, is as follows:

	As of September 30, 2023			
	Opening net balance January 1, 2023	Gross Balance	Accumulated depreciation	Net Balance
	MCh$	MCh$	MCh$	MCh$
Buildings	**133,795**	222,050	(123,916)	**98,134**
Leasehold improvements	**48,731**	131,462	(69,209)	**62,253**
Total	**182,526**	**353,512**	**(193,125)**	**160,387**

	As of December 31, 2022			
	Opening net balance January 1, 2022	Gross Balance	Accumulated depreciation	Net Balance
	MCh$	MCh$	MCh$	MCh$
Buildings	**137,879**	231,603	(97,808)	**133,795**
Leasehold improvements	**46,649**	132,308	(83,577)	**48,731**
Total	**184,528**	**363,911**	**(181,385)**	**182,526**

a. The movement in the right-to-use lease assets as of September 30, 2023, and December 31, 2022, is as follows:

i. Gross balance

2023	Buildings	Leasehold improvements	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2023	**231,603**	**132,308**	**363,911**
Additions	14,358	9,794	**24,152**
Other changes	(23,911)	(9,470)	**(33,381)**
Other	-	(1,170)	**(1,170)**
Balance as of September 30, 2023	**222,050**	**131,462**	**353,512**

2022	Buildings	Leasehold improvements	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**212,446**	**134,310**	**346,756**
Additions	31,207	14,862	**46,069**
Other changes	(12,050)	(13,863)	**(25,913)**
Other	-	(3,001)	**(3,001)**
Balance as of December 31, 2022	**231,603**	**132,308**	**363,911**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 100

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued

ii. Accumulated depreciation

2023	Buildings	Leasehold improvements	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2023	**(97,808)**	**(83,577)**	**(181,385)**
Depreciation charges for the period	(23,845)	(9,618)	**(33,463)**
Disposals and sales for the period	12,260	9,446	**21,706**
Other	(14,523)	14,540	**17**
Balance as of September 30, 2023	**(123,916)**	**(69,209)**	**(193,125)**

2022	Buildings	Leasehold improvements	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**(74,567)**	**(87,661)**	**(162,228)**
Depreciation charges for the period	(31,319)	(9,778)	**(41,097)**
Disposals and sales for the period	8,078	13,862	**21,940**
Other	-	-	**-**
Balance as of December 31, 2022	**(97,808)**	**(83,577)**	**(181,385)**

b. Obligations under leasing contracts

As of September 30, 2023, and December 31, 2022, the lease obligations are as follows:

	As of September 30, 2023	As of December 31, 2022
	MCh$	MCh$
Obligations under leasing contracts	116,387	137,089
Total	**116,387**	**137,089**

c. Expenditure related to leasehold assets and lease obligations:

	As of September 30,	
	2023	2022
	MCh$	MCh$
Depreciation	33,463	30,864
Interests	2,503	2,091
Short-term leasing	5,702	2,860
Total	**41,668**	**35,815**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 101

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued d. As of September 30, 2023, and December 31, 2022, the maturity level of lease obligations, according to their contractual maturity, is as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 102 As o f D e ce mber 31 , As o f Sept e mber 30 , 2022 2023 MCh$ MCh$ 25,902 23,403 Due within 1 year 24,862 21,779 Due after 1 to 2 years 22,093 19,293 Due after 2 to 3 years 19,565 14,676 Due after 3 to 4 years 13,220 11,025 Due after 4 to 5 years 31,447 26,211 Due after 5 years 137,089 116,387 Total e. Operating Leases - Lessor As of September 30, 2023, and December 31, 2022, the future minimum rents to be received from non - cancellable operating leases are as follows: As o f Dece mber 31 , As o f Sept e mber 30 , 2022 2023 MCh$ MCh$ 1,090 1 ,47 5 Due within 1 year 1,805 1 ,18 9 Due after 1 to 2 years 582 755 Due after 2 to 3 years 475 751 Due after 3 to 4 years 470 537 Due after 4 to 5 years 1,194 944 Due after 5 years 5,616 5 , 65 1 Total f. As of September 30 , 2023 , and December 31 , 2022 , the Bank has no finance lease contracts that cannot be unilaterally terminated . g. The Bank has no restrictions on fixed assets as of September 30 , 2023 , and December 31 , 2022 . Furthermore, no fixed assets have been pledged as collateral to fulfil obligations . On the other hand, no amounts are owed on fixed assets by the Bank in the same period .

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 18 - CURRENT AND DEFERRED TAXES

a. Current taxes

As of September 30, 2023, and December 31, 2022, the Bank has set up a first-category income tax provision based on the tax provisions in force. This provision is presented net of payments and credits as follows:

	As of September 30,	As of December 31,
	2023	2022
	MCh$	MCh$
Breakdown of current tax liabilities (assets)		
(Assets) for current taxes	(76)	(315)
Current tax liabilities	130,814	112,481
Total net taxes payable (recoverable)	**130,738**	**112,166**
Details of current tax liabilities (assets) (net)		
Income tax (27%)	192,029	147,668
Minus:		
Monthly provisional payments	(60,418)	(33,021)
Credit for training expenses	(1,115)	(2,039)
Grant credits	(357)	(1,160)
Other	599	718
Total taxes payable (recoverable)	**130,738**	**112,166**

b. Results for taxes

The effect of the tax expense for the periods from January 1 to September 30, 2023, and 2022, consists of the following items:

	For the period of 9 months until September 30,	
	2023	2022
	MCh$	MCh$
Income tax expense		
Current year tax	173,307	55,361
Deferred tax credits (charges)		
Origination and reversal of temporary differences	(124,709)	33,206
Subtotal	**48,598**	**88,567**
Tax on rejected expenses Article N°21	251	172
Other	(11,045)	7,940
Net income tax expense	**37,804**	**96,679**

	For the quarter ended September 30,	
	2023	2022
	MCh$	MCh$
Income tax expense		
Current year tax	86,588	42,003
Deferred tax credits (charges)		
Origination and reversal of temporary differences	(74,437)	(35,164)
Subtotal	**12,151**	**6,839**
Tax on rejected expenses Article N°21	65	60
Other	1,064	3,634
Net income tax expense	**13,280**	**10,533**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 103

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 18 - C U RR E N T A ND D E F E R R E D TA XES, co n t inued c. Reconciliation of the effective tax rate The reconciliation between the income tax rate and the effective tax rate applied in determining the tax expense as of September 30, 2023, and 2022, is shown below. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 104 For the period of 9 months until September 30, 2022 2023 Amount Tax rate Amount Tax rate MCh$ % MCh$ % 220,250 27.00 100,451 27.00 Tax calculated on the profit before taxes (139,189) (17.06) (53,389) (14.35) Permanent differences (*) 172 0.02 251 0.07 Single tax (disallowed expenditure) 15,446 1.89 (9,509) (2.56) Other 96,679 11.85 37,804 10.16 Effective rate and income tax expense (*) Corresponds mainly to permanent differences arising from the Price - Level Restatement of Tax Equity. For the quarter ended September 30, 2022 2023 Amount Tax rate Amount Tax rate MCh$ % MCh$ % 54,108 27.00 20,221 27.00 Tax calculated on the profit before taxes (46,979) (2.07) (6,962) 1.27 Permanent differences (*) 60 - 65 0.00 Single tax (disallowed expenditure) 3,344 (0.08) (44) 0.63 Other 10,533 (2.15) 13,280 28.91 Effective rate and income tax expense (*) Corresponds mainly to permanent differences arising from the Price - Level Restatement of Tax Equity. d. Effect of deferred taxes on equity The breakdown of the deferred tax effect in equity is presented below separately, showing the corresponding asset and liability balances for the periods ended September 30, 2023, and December 31, 2022: A s o f D ecember 31, A s o f September 30, 2022 2023 MCh$ MCh$ Deferred tax assets (OCI) 76,512 80,739 Financial investment instruments 35,689 27,309 Cash flow hedging 112,201 108 , 04 8 Total deferred tax assets with effect in other comprehensive income Deferred tax liabilities (46,976) (46,746) Financial investment instruments (3,603) (37,902) Cash flow hedging (50,579) ( 84 ,6 48 ) Total deferred tax liabilities with effect on others comprehensive income 61,622 23,400 Net deferred tax balances in equity 61,821 23,621 Deferred taxes in equity attributable to equity holders of the bank (199) (221) Deferred tax in equity attributable to non - controlling interests

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 18 - C U RR E N T A ND D E F E R R E D TA XES, co n t inued e. Effect of deferred taxes on income As of September 30, 2023, and December 31, 2022, the Bank has recorded the effects of deferred taxes in its Interim Consolidated Financial Statements. Below are the effects of deferred taxes on assets, liabilities and income allocated due to temporary differences: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 105 As o f Dece mber 31 , As o f Sept e mber 30, 2022 2023 MCh$ MCh$ Deferred tax assets 17,670 18,778 Interest and readjustments 29,613 36,444 Extraordinary charge - off 3,777 2,035 Goods received in payment 4,708 5,671 Valuation of fixed assets 322,194 325,972 Provision for loan losses 89,713 68,998 Provision for expenses 50 79 Derivatives 95,152 63,588 Leased assets 5,570 2,620 Subsidiaries tax loss 887 32,041 Right - of - use assets 9,316 41,726 Other 578,650 597,952 Total deferred tax assets Deferred tax liabilities (423) (453) Valuation of investments (7,285) (6,025) Anticipated expenses (3,147) (2,375) Valuation provision (289,352) (156,855) Derivatives - (30,789) Lease obligations (8,779) (8,823) Exchange rate adjustments (17,162) (15,421) Other (326,148) (220,741) Total deferred tax liabilities

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 1 8 - C U RR E N T A ND D E F E R R E D TA XES, co n t inued f. Breakdown of deferred taxes Below is a breakdown of deferred taxes, considering their effect on equity and results. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 106 As o f Dece mber 31, As o f Sept e mber 30, 2022 2023 MCh$ MCh$ Deferred tax assets 112,201 108,048 With an effect on other comprehensive income 578,650 597,952 With an effect on income 690,851 706,000 Total deferred tax assets Deferred tax liabilities (50,579) (84,648) With an effect on other comprehensive income (326,148) (220,741) With an effect on income (376,727) (305,389) Total deferred tax liabilities

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

g. Presentation of taxes in the financial statements

At the date of these Interim Consolidated Financial Statements, taxes are presented as follows:

Deferred taxes	As of September 30, 2023	As of December 31, 2022
	MCh$	MCh$
Deferred tax assets before reclassifying	706,000	690,851
Reclassifying (netting)	(305,291)	(376,726)
Deferred tax asset after reclassifying	**400,709**	**314,125**
Deferred tax liabilities before reclassifying	(305,389)	(376,727)
Reclassifying (netting)	305,291	376,726
Deferred tax liabilities after reclassifying	**(98)**	**(1)**

Current taxes	As of September 30, 2023	As of December 31, 2022
	MCh$	MCh$
Current tax asset before reclassifying	62,255	36,514
Reclassifying (netting)	(62,179)	(36,199)
Current tax asset after reclassifying	**76**	**315**
Current tax liabilities before reclassifying	(192,993)	(148,680)
Reclassifying (netting)	62,179	36,199
Current tax liabilities after reclassifying	**(130,814**	**(112,481)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 107

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

h. Complementary information related to Circular No 47 (2009) issued by the Internal Tax Service and the FMC

For disclosure and crediting of provisions and write-offs, banks must include in the tax note to their Interim Consolidated Financial Statements a detail of the movements and effects generated by the application of article 31, No 4 of the Income Tax Law (LIR), as set out in the document annexed to the joint circular.

i. Loans and receivables

	As of September 30, 2023				As of December 31, 2022			
		Assets at tax value				Assets at tax value		
			Overdue portfolio				Overdue portfolio	
	Assets at financial value MCh$	Total MCh$	Guarantee MCh$	No guarantee MCh$	Assets at financial value MCh$	Total MCh$	Guarantee MCh$	No guarantee MCh$
Interbank loans	13,000	**13,000**	-	-	32,991	**32,991**	-	-
Commercial loans	16,240,052	**16,295,926**	213,623	185,393	15,460,222	**15,497,269**	139,671	124,060
Consumer loans	4,617,122	**4,722,492**	4,029	33,023	5,280,160	**5,283,192**	813	11,088
Mortgage loans	16,650,160	**16,674,946**	60,633	817	15,729,010	**15,754,421**	36,228	459
Total	**37,520,334**	**37,706,364**	**278,285**	**219,233**	**36,502,383**	**36,567,873**	**176,712**	**135,607**

ii. Provision on the overdue portfolio without guarantees

	Balance as of 01-01-2023 MCh$	Provisions charge-offs MCh$	Established provisions MCh$	Released provisions MCh$	Balance as of 30-09-2023 MCh$
Commercial loans	**124,060**	(78,013)	391,530	(252,184)	**185,393**
Consumer loans	**11,088**	(142,303)	195,486	(31,248)	**33,023**
Mortgage loans	**459**	(2,603)	35,213	(32,252)	**817**
Total	**135,607**	**(222,919)**	**622,229**	**(315,684)**	**219,233**

	Balance as of 01-01-2022 MCh$	Provisions charge-offs MCh$	Established provisions MCh$	Released provisions MCh$	Balance as of 31-12-2022 MCh$
Commercial loans	**114,526**	(81,357)	367,317	(276,426)	**124,060**
Consumer loans	**6,212**	(143,574)	185,919	(37,469)	**11,088**
Mortgage loans	**425**	(2,317)	35,391	(33,040)	**459**
Total	**121,163**	**(227,248)**	**588,627**	**(346,935)**	**135,607**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 108

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

iii. Direct charge-offs and recoveries

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Direct Charge-offs Art 31 No 4, paragraph III	(23,183)	(44,347)
Condonations that originated liberation of provisions	-	-
Recoveries or renegotiations of impaired loans	72,275	87,520
Total	**49,092**	**43,173**

iv. Article 31 No 4 paragraphs I and IV Application

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Charge-offs under paragraph I	-	-
Charge-offs under paragraph IV	(1299)	(4,186)
Total	**(1299)**	**(4,186)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 109

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 19 - OTHER ASSETS

The composition of the item 'other assets' as of September 30, 2023, and December 31, 2022, is as follows:

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Other assets		
Assets to be leased out as lessor (1)	26,110	32,220
Cash guarantees provided for derivative financial transactions (2)	2,432,200	2,442,325
Debtors by financial instrument intermediation	41,402	243,345
Accounts receivable from third parties	189,115	184,989
VAT tax credit receivable	22,284	44,180
Expenses paid in advance (3)	198,287	245,937
Valuation adjustments for macro hedges (4)	129,406	160,531
Assets for obligations of defined benefit pension plans	558	542
Investments in gold	759	715
Other cash guarantees provided	2	2
Pending operations	26,878	31,709
Other assets	190,764	191,509
Total	**3,257,765**	**3,578,004**

1) Concerns assets available to be provided by means of finance leases.
2) This concerns guarantees related to determinate derivative contracts. These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favour of or against the Bank.
3) In this item, the Bank has recorded in advance the expense paid concerning the Santander LATAM Pass programme, which will naturally be consumed as our customers use the Bank's transactional products and are therefore assigned the corresponding LATAM Pass miles (loyalty programme administered by LATAM Airlines Group SA).
4) Concerns the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro hedge (Note 12).

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 110

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 20 - NON - CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE The composition of non - current assets and disposal group and liabilities included in disposal groups as of September 30, 2023, and December 31, 2022, is as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 111 As o f Dece mber 31 , As o f Sept e mber 30 , 2022 2023 MCh$ MCh$ Assets received in payment or awarded in a judicial auction (1) 4,772 5,081 Goods received in payment 22,573 19 , 8 33 Assets awarded in a judicial auction (1,182) (986) Provisions for assets received in lieu of payment or awarded in a judicial auction Non - current assets held for sale 4,736 5,958 Assets for the recovery of goods sold under financial leasing operations - - Disposal group for sale 30,899 29 , 88 6 Total 1 ) Goods received in payment are those received in place of overdue debts from customers . The aggregate assets held in this way must not exceed 20 % of the Bank's effective assets . Currently, these assets represent 0 . 01% ( 0 . 01 % as of December 31 , 2022 ) of the Bank's effective equity . Goods awarded in a judicial auction correspond to those awarded in judicial auctions as repayment of debts previously contracted with the Bank . Assets awarded in a judicial auction are not subject to the aforementioned margin . These immovable properties are assets available for sale . For most assets, the sale is expected to be completed within one year from the asset's reception or acquisition . If such property is not sold within the time frame in the regulation, it must be written off . Furthermore, a provision is recorded for the difference between the higher initial award value plus any additions and its estimated realisable value (appraisal) . .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS Financial liabilities at fair value through profit or loss comprise the liabilities held for trading. They are classified in this category because they are acquired to sell in the short term. Financial liabilities held for trading and derivatives that are financial liabilities are measured at fair value, in which gains and losses are taken to the income statement. As of September 30, 2023, and December 31, 2022, the Bank holds the following portfolio of financial liabilities held for trading at fair value through profit or loss: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 112 Fair value Liabilities As o f De c em b er 3 1 , As o f Sept e mber 30, 2022 2023 MCh$ MCh$ Financial derivatives contracts 1,818,024 1,853,823 Forwards 9,497,035 9,693,631 Swaps 2,794 1,326 Call options 1,467 2,663 Put options - - Future - - Other 11,319,320 11,551,443 Subtotal Other financial instruments - - Deposits and other demand liabilities - - Time deposits and other term equivalents - - Issued debt instruments - - Other derivatives - - Subtotal 11,319,320 11,551,443 Total Banco Santander presents financial liabilities for trading at fair value through profit or loss corresponding to financial derivative contracts, specifically forwards and swaps, which hedge the exchange rate and interest rate risk related to future obligations.

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued

The following is a breakdown of the financial derivatives contracted by the Bank as of September 30, 2023, and December 31, 2022, their fair value and the breakdown by the maturity of the notional or contractual values:

	As of September 30, 2023								
	Notional								
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total MCh$	Fair value MCh$
Financial derivatives contracts									
Currency forwards	-	14,999,692	13,955,425	16,749,929	3,002,004	1,221,356	1,961,897	51,890,303	**1,853,823**
Interest rate swaps	-	6,667,864	11,806,480	27,922,856	18,447,056	7,344,368	14,145,740	86,334,364	**3,177,213**
Currency and interest rate swaps	-	823,846	1,201,576	7,839,809	19,940,044	10,631,838	19,155,118	59,592,231	**6,516,418**
Currency call options	-	40,470	7,916	16,855	-	-	-	65,241	**1,326**
Call interest rate options	-	-	-	-	-	-	-	-	-
Put currency options	-	133	149,653	119,954	83,432	-	-	353,172	**2,663**
Put interest rate options	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-
Total	**-**	**22,532,005**	**27,121,050**	**52,649,403**	**41,472,536**	**19,197,562**	**35,262,755**	**198,235,311**	**11,551,443**

	December 31, 2022								
	Notional								
	On demand MCh$	Up to 1 month MCh$	Between 1 month and 3 months MCh$	Between 3 months and 1 year MCh$	Between 1 year and 3 years MCh$	Between 3 years and 5 years MCh$	More than 5 years MCh$	Total MCh$	Fair value MCh$
Financial derivatives contracts									
Currency forwards	-	10,130,103	7,474,471	10,559,457	4,725,547	1,913,113	2,034,929	**36,837,620**	**1,818,024**
Interest rate swaps	-	4,042,822	9,226,258	26,018,228	25,470,384	11,344,275	15,274,620	**91,376,587**	**3,935,401**
Currency and interest rate swaps	-	726,140	1,580,644	5,192,387	18,051,948	10,879,098	20,229,246	**56,659,463**	**5,561,634**
Currency call options	-	289,795	70,941	10,365	-	-	-	**371,101**	**2,794**
Call interest rate options	-	-	-	-	-	-	-	-	-
Put currency options	-	68,099	11,304	27,612	-	-	-	**107,015**	**1,467**
Put interest rate options	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-
Total	**-**	**15,256,959**	**18,363,618**	**41,808,049**	**48,247,879**	**24,136,486**	**37,538,795**	**185,351,786**	**11,319,320**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 113

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST

As of September 30, 2023, and December 31, 2022, the composition of financial liabilities at amortised cost is as follows:

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Deposits and other demand liabilities		
Current accounts	10,550,786	11,711,969
Demand deposit accounts	502,525	630,807
Other demand deposits	360,783	379,331
Obligations for payment card provision accounts	4,762	6,758
Other liabilities on demand	1,485,228	1,357,361
Subtotal	**12,904,084**	**14,086,226**
Time deposits and other term equivalents		
Time deposits	15,452,750	12,779,206
Term savings accounts	188,810	191,257
Other term credit balances	9,676	8,327
Subtotal	**15,651,236**	**12,978,790**
Obligations under repurchase and securities lending agreements		
Transactions with domestic banks	20,011	-
Transactions with foreign banks	495,780	103,425
Transactions with other entities in the country	196,839	211,930
Transactions with other entities abroad	-	-
Subtotal	**712,630**	**315,355**
Interbank borrowing		
Banks in the country	225,606	41,317
Foreign banks	3,508,161	3,239,358
Central Bank of Chile	5,923,563	5,584,090
Subtotal	**9,657,330**	**8,864,765**
Debt financial instruments issued		
Letters of Credit	1,751	3,798
Senior bonds	7,827,480	7,080,472
Mortgage bonds	74,692	81,623
Subtotal	**7,903,923**	**7,165,893**
Other financial liabilities		
Other financial obligations to the public sector	-	-
Other financial obligations in the country	186,392	292,417
Other financial obligations abroad	104	578
Subtotal	**186,496**	**292,995**
Total	**47,015,699**	**43,704,024**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 114

I n t e r i m C o n s o l i d a t e d F i n a n c i a l S t a t e m e n t s S e p t e m b e r 202 3 / B a n c o S a n t a n d e r - C hi l e 1 1 5 Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued a. Obligations under repurchase and securities lending agreements As of September 30, 2023, and as of December 31, 2022, the obligations associated with the instruments sold under repurchase agreements are as follows: As o f Decembe r 31 , 2 02 2 As o f Septe m be r 3 0, 202 3 Total B etwee n 1 month and 3 m ont hs Up to 1 month Demand Total More th an 1 month u p t o 3 m ont hs U p t o 1 m onth Demand MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Transactions with domestic banks - - - - - - - - Repurchase agreements with other banks - - - - 20,011 - 20,011 - Repurchase agreements with the Central Bank of Chile - - - - - - - - Securities lending obligations - - - - 20,011 - 20,011 - Subtotal Transactions with foreign banks 103,425 - 103,425 - 495,780 - 495,780 - Repurchase agreements with other banks - - - - - - - - Repurchase agreements with foreign central banks - - - - - - - - Securities lending obligations 103,425 - 103,425 - 495,780 - 495,780 - Subtotal Transactions with other entities in the country 211,930 109 211,821 - 196,839 343 196,496 - Repurchase agreements - - - - - - - - Securities lending obligations 211,930 109 211,821 - 196,839 343 196,496 - Subtotal Transactions with other entities abroad - - - - - - - - Repurchase agreements - - - - - - - - Securities lending obligations - - - - - - - - Subtotal 315,355 109 315,246 - 712,630 343 712,287 - Total

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

b. Interbank borrowing

At the end of the Interim Consolidated Financial Statements as of September 30, 2023, and December 31, 2022, the composition of the item 'Interbank Borrowings' is as follows:

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Loans obtained from financial institutions and the Central Bank of Chile		
Other liabilities with the Central Bank of Chile	5,923,563	5,584,084
Subtotal	**5,923,563**	**5,584,084**
Loans from domestic financial institutions	**225,606**	**41,317**
Loans from foreign financial institutions		
State Bank Of India, Chicago	734,919	-
Wells Fargo Bank NA	438,294	42,478
Bank of America	373,807	2,313,126
Citibank NA	311,579	-
Sumitomo Mitsui Banking Corporation	282,204	42,524
Standard Chartered Bank Singapur	222,184	-
The Bank Of New York Mellon	219,593	169,584
The Toronto Dominion Bank	134,553	-
Zurcher Kantonalbank	132,326	42,649
Commerzbank Ag	127,266	25,349
Barclays Bank Plc London	89,167	84,978
Saudi National Bank	88,967	-
Standard Chartered Bank, New York	66,063	-
Bank Of Montreal	51,967	-
Hsbc Hong Kong	47,150	-
Bayerische Landesbank Ag Munic	44,902	-
Corporacion Andina De Fomento	44,022	-
Norddeutsche Landesbank Ny Ibf	26,775	-
J P Morgan Chase New York	25,977	-
Banco Santander Singapur	12,708	19,633
Standard Chartered Bank	9,690	110,225
Banco Santander SA, Hong Kong	8,792	-
Taishin International Bank Co,	8,738	-
Industrial And Commercial Bank	888	-
Korea Exchange Bank	683	230
Hong Kong and Shanghai Banking	512	2,521
Bank Of China	499	2,541
China Construction Bank	476	100
Banco Santander Mexico	332	-
Banco De Sabadell SA	325	-
Shanghai Pudong Development Bank	260	394
Banca Intesa SPA	247	-
Unicredit	223	219
Wachovia Bank NA	194	11,410
Kbc Bank Nv	193	243
Hua Nan Commercial Bank	180	195
Icici Bank Limited	171	-
Cassa Di Risparmio Di Parma E	166	-
State Bank Of India	158	100,653
Subtotal	**3,507,150**	**2,969,052**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 116

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued Interbank Borrowing, continuation Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 117 As o f Decembe r 3 1 As o f Septe m be r 3 0 d e 20 22 d e 20 23 MCh$ MCh$ 58 155 Shinhan Bank - 115 China Zheshang Bank - 113 Arab Bank Plc - 93 Rhb Bank Berhad - 81 Banco Santander Madrid SA - 78 E, Sun C o mme r c i a l B a nk L t d , - 53 Bangkok Bank Public Company Li 114 50 Agricultural Bank Of China 67 45 Banco Do Brasil 73 42 Taiwan Cooperative Bank 1,146 39 China Merchants Bank 124 35 Intesa Sanpaolo - 34 Citic Industrial Bank Zhengz - 26 Export - Import Bank Of Thailand 7,358 24 Banco Santander Brasil - 17 Canara Bank 901 11 Industrial Bank Of Korea 199,225 - The Bank Of Nova Scotia 58,327 - Banco Santander Hong Kong 385 - Bank Of Taiwan 233 - Banca Nazionale Del Lavoro 198 - Bbva Uruguay 181 - Bank For Foreign Trade Of Vietnam 110 - Fortis Bank 104 - Banco Santander Central Hispano 89 - Credit Agricole Italia 87 - Bbva Bancomer 80 - Caixabank 71 - Banco Itau Bba SA 70 - Turkiye Garanti Bankasi 56 - Banco Bilbao Vizcaya Argentaria 36 - Abn Amro Bank NV 31 - Kotak Mahindra Bank Limited 18 - Ban c o De G al i ci a Y B ue nos A ir e s - - Santander Madrid Rrhh Convenio Social 1,164 - Bank of Tokyo Mitsubishi 270,306 1,011 Subtotal 8,864,765 9,657,330 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued c. Obligations to the Central Bank of Chile As part of the Central Bank of Chile's measures to address the shocks impacting the Chilean economy due to the current Covid - 19 pandemic, the Credit Facility Conditional to Incremental Flexibility (FCIC) programme was announced . This concerns a unique financial facility open to banks, allowing them to continue funding loans for households and companies . The Bank must leave collateral for these operations, which include : the Central Bank of Chile, the government and private bonds (bank and corporate) and, more recently, commercial credits from the individual assessment portfolio classified as high credit quality . FCIC resources can also be accessed through the Liquidity Line of Credit (LCL), capped at the local currency reserve requirement . The FCIC consists of an initial facility and an additional one . The first amounts to US $ 4 , 800 million . The additional line can reach four times the initial one, that is, US $ 19 , 200 million . Its availability depends on two factors : growth of the base portfolio and targeting loans to smaller companies . Furthermore, the Central Bank created the FCIC 2 for US $ 16 , 000 million . The maturity of these obligations is as follows : Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 118 As o f December 31, As o f September 30, 2022 2023 MCh$ MCh$ - 5,923,563 Due within 1 year 5,584,090 - Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 5 years 5,584,090 5,923,563 Total liabilities to the Central Bank of Chile d. Loans from domestic financial institutions The maturity of these obligations is as follows: As of Dece mber 31 , As o f September 30, 2022 2023 MCh$ MCh$ 41,317 2 2 5 , 6 0 6 Due within 1 year - - Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 5 years 41,317 225 , 60 6 Total loans from domestic financial institutions

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

e. Obligations abroad

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Due within 1 year	3,150,047	3,239,358
Due after 1 to 2 years	358,114	-
Due after 2 to 3 years	-	-
Due after 3 to 4 years	-	-
Due after 5 years	-	-
Total loans from foreign financial institutions	**3,508,161**	**3,239,358**

f. Debt Financial Instruments Issued and Other Financial Obligations

Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of September 30, 2023		
	Short-term MCh$	Long-term MCh$	Total MCh$
Letters of credit	1,436	315	**1,751**
Senior bonds	1,365,904	6,461,576	**7,827,480**
Mortgage bonds	9,823	64,869	**74,692**
Issued debt instruments	**1,377,163**	**6,526,760**	**7,903,923**
Other financial liabilities	**186,298**	**198**	**186,496**
Total	**1,563,461**	**6,526,958**	**8,090,419**

	As of December 31, 2022		
	Short-term MCh$	Long-term MCh$	Total MCh$
Letters of credit	2,592	1,206	**3,798**
Senior bonds	482,696	6,597,776	**7,080,472**
Mortgage bonds	7,108	74,515	**81,623**
Issued debt instruments	**492,396**	**6,673,497**	**7,165,893**
Other financial liabilities	**292,756**	**239**	**292,995**
Total	**785,152**	**6,673,736**	**7,458,888**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 119

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued g. Mortgage bills These bills are used to finance mortgage loans. The principal amounts of these are amortised quarterly. The bills are indexed to the UF and yield an interest rate of 5.22% as of September 30, 2023 (5.20% as of December 31, 2022). Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 120 As o f Dece mber 31 , As o f September 30, 2022 2023 MCh$ MCh$ 2,592 1 ,436 Due within 1 year 1,039 306 Due after 1 to 2 years 167 9 Due after 2 to 3 years - Due after 3 to 4 years - - Due after 4 to 5 years - - Due after 5 years 3,798 1 , 75 1 Total mortgage bills h. Senior bonds The details of senior bonds by currency are as follows: As o f Dece mber 31 , As o f September 30, 2022 2023 MCh$ MCh$ 3,510,708 3,386,129 Santander Bonds in UF 2,215,515 2,639,698 Santander Bonds in US$ 644,780 684,963 Santander Bonds in CHF$ 223,467 545,249 Santander Bonds in Ch$ 122,611 122,133 Current bonds in AUD$ 203,512 282,972 Senior bonds in JPY$ 159,879 166,336 Senior bonds in EUR$ 7,080,472 7,827,480 Total senior bonds

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

1. ***Placement of senior bonds:***

During 2023, the Bank has placed bonds for UF 3,924,000; CLP 383,150,000,000; CLP 403,150,000,000, USD 30,000,000 y JPY 17,500,000,000 as follows:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Placement Date	Maturity Date
W3	UF	2,004,000	7.5 years	1.60	01-12-18	21-02-23	01-06-26
W5	UF	1,920,000	9 years	1.80	01-03-19	19-01-23	01-03-28
Total UF		**1,710,000**					
U7	CLP	3,000,000,000	5,5 years	7.00	01-03-22	24-02-23	01-09-27
T18	CLP	75,000,000,000	5,5 years	7.50	01-06-22	09-01-23	01-12-27
AA7	CLP	67,650,000,000	3.5 years	6.80	24-02-23	24-02-23	01-08-26
AA1	CLP	100,000,000,000	6.0 years	6.60	13-03-23	13-03-23	01-12-28
AA3	CLP	100,000,000,000	8.0 years	6.20	16-03-23	16-03-23	01-09-30
AA10	CLP	25,000,000,000	3 years	7.10	01-03-23	09-06-23	01-03-26
AA8	CLP	32,500,000,000	4.5 years	6.70	01-03-23	13-06-23	01-09-27
Total (CLP)		**403,150,000,000**					
Bond USD	USD	30,000,000	1 year	5.84	12-04-23	19-04-23	19-04-24
Total USD		**30,000,000**					
Bond JPY	JPY	10,500,000,000	1 year	0.60	24-04-23	28-04-23	28-04-24
Bond JPY	JPY	7,000,000,000	2 years	0.78	24-05-23	30-05-23	30-05-25
Total JPY		**17,500,000,000**					

During 2022 the Bank has placed bonds for UF 29,326,000; USD 30,000,000; CLP 347,000,000,000; and JPY 3,000,000,000 as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate Annual	Issue Date	Placement Date	Maturity Date
T3	UF	5,000,000	11 years	1.55	01-01-19	16-06-22	01-01-30
W3	UF	2,116,000	7.5 years	1.60	01-12-18	30-06-22	01-06-26
W5	UF	1,210,000	9 years	1.80	01-03-19	30-06-22	01-03-28
U2	UF	3,000,000	11.5 years	2.80	01-12-21	28-07-22	01-06-32
U1	UF	3,000,000	7.5 years	2.50	01-12-21	09-08-22	01-06-29
T20	UF	5,000,000	11.5 years	2.65	21-10-22	24-10-22	01-02-34
W4	UF	8,000,000	10.5 years	2.65	07-12-22	09-12-22	01-12-33
W9	UF	2,000,000	9.5 years	2.70	01-12-21	27-07-22	01-06-31
Total UF		29,326,000					
Bond US$	US$	30,000,000	3 years	Sofr + 95pb	20-04-22	28-04-22	28-04-25
Total US$		30,000,000					
U6	CLP	64,800,000,000	5,5 years	2.95	01-10-20	16-06-22	01-04-26
U5	CLP	100,000,000,000	4.5 years	2.70	01-10-20	29-06-22	01-04-25
U6	CLP	35,200,000,000	5,5 years	2.95	20-10-22	21-10-22	01-04-26
U7	CLP	72,000,000,000	5,5 years	7	15-11-22	16-11-22	01-04-26
T17	CLP	75,000,000,000	10 years	7.5	18-11-22	22-11-22	01-08-22
Total (CLP)		347,000,000,000					
Bond JPY	JPY	3,000,000,000	3 years	0.65	08-09-22	15-09-2022	15-09-25
Total JPY		3,000,000,000					

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 121

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

2. *Repurchase of senior bonds*

The bank has made the following partial bond repurchases during the first half of 2023:

Date	Type	Currency	Amount
13-01-23	Senior	UF	131,00
19-01-23	Senior	UF	44,000
13-01-23	Senior	UF	45,000
26-04-23	Senior	UF	80,000
28-04-23	Senior	UF	30,000
02-05-23	Senior	CLP	91,000,000,000
05-07-23	Senior	UF	50,000

The Bank has made the following partial bond repurchases during 2022:

Date	Type	Currency	Amount
07-01-2022	Senior	UF	1,065,000
10-01-2022	Senior	UF	150,000
03-02-2022	Senior	Ch$	4,000,000,000
04-02-2022	Senior	UF	785,000
04-02-2022	Senior	UF	1,205,000
17-02-2022	Senior	USD	4,156,000
08-03-2022	Senior	UF	7,000
09-03-2022	Senior	UF	5,000
10-03-2022	Senior	UF	5,000
14-03-2022	Senior	UF	5,000
28-07-2022	Senior	UF	70,000
29-07-2022	Senior	UF	9,000
05-08-2022	Senior	UF	31,000
07-09-2022	Senior	UF	602,000
08-09-2022	Senior	UF	100,000
13-09-2022	Senior	UF	377,000
27-09-2022	Senior	UF	93,000
28-09-2022	Senior	UF	414,000
11-10-2022	Senior	UF	50,000
12-10-2022	Senior	UF	43,000
13-10-2022	Senior	UF	1,000
19-10-2022	Senior	UF	64,000
20-10-2022	Senior	UF	181,000
27-10-2022	Senior	UF	50,000
02-11-2022	Senior	UF	1,000
07-11-2022	Senior	UF	2,000
08-11-2022	Senior	UF	687,000
09-11-2022	Senior	UF	165,000
15-11-2022	Senior	UF	1,000
17-11-2022	Senior	UF	100,000
21-11-2022	Senior	UF	3,000
23-11-2022	Senior	UF	400,000
28-11-2022	Senior	UF	415,000
01-12-2022	Senior	UF	1,052,000
06-12-2022	Senior	UF	130,000
13-12-2022	Senior	UF	348,000
14-12-2022	Senior	UF	140,000
15-12-2022	Senior	UF	104,000
16-12-2022	Senior	UF	291,000
19-12-2022	Senior	UF	97,000
26-12-2022	Senior	UF	4,000
28-12-2022	Senior	UF	60,000

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 122

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued 3. Maturities of senior bonds The maturity of the senior bonds is as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 123 As o f Dec em b er 31, As o f Sept e mber 30 , 2022 2023 MCh$ MCh$ 482,696 1,365,904 Due within 1 year 1,185,935 1,918,831 Due after 1 to 2 years 1,599,241 844,645 Due after 2 to 3 years 1,282,436 1,187,782 Due after 3 to 4 years 408,607 418,033 Due after 4 to 5 years 2,121,557 2,092,285 Due after 5 years 7,080,472 7,827,480 Total senior bonds i. Mortgage bonds The detail of mortgage bonds by currency is as follows: As o f December 31, As o f September 30, 2022 2023 MCh$ MCh$ 81,623 74,692 Mortgage bonds in UF 81,623 74,692 Total mortgage bonds 1. Mortgage bond placements The Bank has not placed any Mortgage Bonds as of September 30, 2023, and December 31, 2022. 2. Maturity of mortgage bonds The maturity of the mortgage bonds is as follows: As o f Dec em b er 31, As of September 30, 2022 2023 MCh$ MCh$ 7,108 9,823 Due within 1 year 11,411 11,755 Due after 1 to 2 years 11,779 12,134 Due after 2 to 3 years 12,159 12,526 Due after 3 to 4 years 12,551 12,930 Due after 4 to 5 years 26,615 15,524 Due after 5 years 81,623 74,692 Total mortgage bonds

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued

j. Other financial liabilities

The composition of other financial liabilities, according to maturity, is summarised below:

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Long-term obligations		
Due after 1 to 2 years	75	68
Due after 2 to 3 years	84	74
Due after 3 to 4 years	39	84
Due after 4 to 5 years	-	13
Due after 5 years	-	-
Long-term financial liabilities subtotal	**198**	**239**
Short-term obligations		
Amount payable for credit card transactions	147,594	186,237
Letters of credit approval	104	110
Other long-term financial obligations (short-term portion)	38,600	106,409
Short-term financial obligations subtotal	**186,298**	**292,756**
Other financial obligations total	**186,496**	**292,995**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 124

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS

The balances, as of September 30, 2023, and December 31, 2022, of Regulatory Capital Financial Instruments issued are as follows:

	As of September 30, 2023	As of December 31, 2022
	MCh$	MCh$
Financial instruments of regulatory capital issued		
Subordinated bonds with transitional recognition	-	-
Subordinated Bonds	1,784,063	1,733,870
Bonds without fixed maturity	618,861	590,246
Preferred shares	-	-
Subtotal	**2,402,924**	**2,324,116**

Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of September 30, 2023		
	Short-term MCh$	Long-term MCh$	Total MCh$
Subordinated bonds with transitional recognition	-	-	-
Subordinated Bonds	-	1,784,063	**1,784,063**
Bonds without fixed maturity	-	618,861	**618,861**
Preferred shares	-	-	-
Total	-	**2,402,924**	**2,402,924**

	As of December 31, 2022		
	Short-term MCh$	Long-term MCh$	Total MCh$
Subordinated bonds with transitional recognition	-	-	-
Subordinated Bonds	-	1,733,870	**1,733,870**
Bonds without fixed maturity	-	590,246	**590,246**
Preferred shares	-	-	-
Total	-	**2,324,116**	**2,324,116**

The details of subordinated bonds by currency are as follows:

	As of September 30, 2023	As of December 31, 2022
	MCh$	MCh$
CLP	-	-
US$	176,427	169,835
UF	1,607,636	1,564,035
Subordinated bond total	**1,784,063**	**1,733,870**

Bonds with no fixed maturity are all in US$ currency.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 125

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS, continued

The movement in the balance of Regulatory Capital Financial Instruments issued as of September 30, 2023, and December 31, 2022, is as follows:

	Subordinated Bonds MCh$	Bonds without fixed maturity MCh$	Total MCh$
Balance as of January 1, 2023	**1,733,870**	**590,246**	**2,324,116**
New issues/placements made	-	-	-
Accrued interest at the effective interest rate (subordinated bonds)	(3,535)	-	(3,535)
Accrued adjustments due to UF and/or exchange rate	45,672	-	45,672
Other movements (Discounts/Hedges/Exchange rate)	8,057	28,615	**36,672**
Balance as of September 30, 2023	**1,784,063**	**618,861**	**2,402,924**

	Subordinated Bonds MCh$	Bonds without fixed maturity MCh$	Total MCh$
Balances as of January 1, 2022	**1,461,637**	**592,468**	**2,054,105**
New issues/placements made	101,503	-	101,503
Accrued interest at the effective interest rate (subordinated bonds)	6,562	-	6,562
Accrued adjustments due to UF and/or exchange rate	172,941	-	172,941
Other movements (Discounts/Hedges/Exchange rate)	(8,773)	(2,222)	**(10,995)**
Balance as of December 31, 2022	**1,733,870**	**590,246**	**2,324,116**

During 2023, the Bank has not issued or placed any regulatory capital instruments.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 126

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 24 - P R O V I SI O N S F O R C O N T I N G EN C IES As of September 30, 2023, and as of December 31, 2022, the composition of the balance of provisions is as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 127 As o f Dece mber 31 , As o f Sept e mber 30 , 2022 2023 MCh$ MCh$ 99,424 81,977 Provisions for employee benefit obligations - - Provisions for restructuring plans 5,533 5,743 Provisions for lawsuits and litigations 38 38 Provisions for customer loyalty and merit programme obligations 5,149 4,837 Operational risk 62,682 27,597 Other provisions for other contingencies 172,826 120,192 Total The movement in provisions as of September 30, 2023, and December 31, 2022, is shown below: Provisions Total O pera ti o n a l risk Other C o nt i ng en cy Provis i o ns Provisions for customer loyalty and me ri t p ro gram m e obligations Lawsuits and liti gat i on Restructuri n g plans For e mplo y e e benefit obligations MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 172,826 5,149 62,682 38 5,533 - 99,424 Balance as of January 1, 2023 63,057 1,837 2,210 - 375 - 58,635 Established provisions (109,26 0) (2,150) (37,293) - (165) - (69,652) Provisions implementation (6,604) - - - - - (6,604) Provision release - - - - - - Reclassifying 174 - - - - - 174 Other movements 120,192 4,837 27,597 38 5,743 - 81,977 Balance as of September 30, 2023 165,546 1,578 51,894 38 3,035 - 109,001 Balances as of January 1, 2022 167,180 4,053 24,366 - 2,963 14,019 121,779 Established provisions (147,30 6) (482) - - (465) (14,019) (132,340) Implementation of provisions (15,362) - (13,578) - - - (1,784) Provision release - - - - - - Reclassifying 2,768 - - - - - 2,768 Other movements 172,826 5,149 62,682 38 5,533 - 99,424 As o f Dec em b er 3 1 , 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF REGULATORY EQUITY FINANCIAL INSTRUMENTS ISSUED The balances, as of September 30, 2023, and December 31, 2022, of provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments are as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 128 As o f Dece mber 31 , As o f September 30, 2023 2022 2023 MCh$ MCh$ 243,883 95,846 Provision for payment of common stock dividends - - Provision for payment of preferred share dividends 3,625 12,318 Provision for interest payments on bonds with no fixed term to maturity - - Provision for bond repricing without fixed term to maturity 247,508 108 , 16 4 Total The movement in the balance of provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued as of September 30, 2023, and December 31, 2022, is as follows: Provision for bond repricing without fixed term to maturity Provision for int e r e s t pay m e nts on bonds with no fixed term to maturity Provision for payment of p r e f e rr ed s t ock dividends Provision for payment of com m o n s t ock dividends MCh$ MCh$ MCh$ MCh$ - 3,625 - 243,883 Balance as of January 1, 2023 - 15,156 - 417,302 Established provisions - (6,463) - (565,339) Implementation of provisions - - - - Provision release - - - - Reclassifying - - - Other movements - 12,319 - 95,846 Balance as of September 30, 2023 Provision for bond repricing without fixed term to maturity Provision for interest payments on bonds with no fixed term to maturity Provision for payment of p r e f e rr ed s t ock dividends Provision for payment of com m o n s t ock dividends MCh$ MCh$ MCh$ MCh$ - 4,995 - 233,775 Balances as of January 1, 2022 - 30,523 - 242,595 Established provisions - (30,528) - (232,487) Implementation of provisions - - - - Provision release - - - - Reclassifying - (1,365) - - Other movements - 3,625 - 243,883 Balance as of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK As of September 30, 2023, and December 31, 2022, the composition of the balance of the special provisions for credit risk is as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 129 As o f Dece mber 31 , As o f Sept e mber 30, 2022 2023 Special provisions for credit risk MCh$ MCh$ Credit risk provisions for contingent claims 9,252 5,817 Guarantees and sureties 346 500 Letters of credit for goods movement operations - - Debt purchase commitments in local currencies abroad 17,218 17,300 Transactions related to contingent events 9,890 12,954 Immediately repayable unrestricted credit lines - - Unrestricted credit lines 1,263 1,325 Other credit commitments - - Other contingent loans 37,969 37,896 Subtotal 550 49 Provisions for local risk for operations with debtors domiciled abroad 550 49 Subtotal - - Special provisions for foreign loans - - Subtotal Additional provisions for loans 122,000 122,000 Additional provisions for commercial loans 17,000 17,000 Additional provisions for mortgage loans 154,000 154,000 Additional provisions for consumer loans 293,000 293,000 Subtotal - - Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment - - Subtotal - 6,000 Provisions established for credit risk as a result of supplementary prudential requirements - 6,000 Subtotal 331,519 336,945 TOTAL

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued

The movement in provisions as of September 30, 2023, and December 31, 2022, is shown below:

Special provisions for credit risk as of September 30, 2023 (MCh$)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2023	**37,969**	**550**	**-**	**293,000**	**-**	**-**
Provision establishment	9,082	76	-	-	-	6,000
Provision application	-	-	-	-	-	-
Provision release	(9,155)	(577)	-	-	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of September 30, 2023	**37,896**	**49**	**-**	**293,000**	**-**	**6,000**

Special provisions for credit risk as of December 31, 2022 (MCh$)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2022	**30,801**	**194**	**-**	**258,000**	**-**	**-**
Provision establishment	14,250	552	-	35,000	-	-
Provision application	-	-	-	-	-	-
Provision release	(7,082)	(196)	-	-	-	-
Other changes in provisions	-	-	-	-	-	-
As of December 31, 2022	**37,969**	**550**	**-**	**293,000**	**-**	**-**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 130

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 27 - OTHER LIABILITIES

The composition of the item 'other liabilities' as of September 30, 2023, and December 31, 2022, is as follows:

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Other liabilities		
Cash guarantees received for financial derivative transactions (1)	1,130,617	1,017,967
Creditors for intermediation of financial instruments	53,388	265,794
Accounts payable to third parties	417,986	405,878
Valuation adjustments for macro-hedges (2)	131,410	85,725
Revenue liabilities due to income from ordinary activities generated by contracts with customers	6,011	6,354
VAT debit unpaid tax	26,376	36,814
Pending operations	16,322	21,918
Other liabilities	150,105	201,232
Total	**1,932,215**	**2,041,682**

1) This concerns guarantees related to certain derivative contracts (threshold transactions). These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favour of or against the Bank.
2) This concerns the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro-hedge (Note 12).

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 131

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 28 - EQUITY a. Equity and preferred shares As of September 30 , 2023 , and December 31 , 2022 , the Bank has a share capital of MCh $ 891 , 303 comprising 188 , 446 , 126 , 794 authorised shares, which are subscribed and paid up . All these are ordinary shares with no par value and no preferences . Accordingly, share movements as of September 30 , 2023 , and December 31 , 2022 , are as follows : Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 132 Shares As o f De c em b er 31 , As o f September 30, 2022 2023 188,446,126,794 188,446,126,794 Issued as of January 1, - - Issuance of paid - up shares - - Issuance of shares owed - - Exercised stock option 188,446,126,794 188,446,126,794 Total shares As of September 30, 2023, and December 31, 2022, the Bank does not hold any treasury shares, nor do the companies involved in the consolidation. As of September 30, 2023, the shareholders' distribution is as follows: % Of equity h o ldi n g Total A DR s (* ) Shares Company name or Shareholder name 35.46 66,822,519,695 - 66,822,519,695 Santander Chile Holding SA 31.72 59,770,481,573 - 59,770,481,573 T eati n os Sig l o XX I I nvers i on e s Lim i ta d a 8.33 15,693,121,271 15,693,121,271 - The Bank of New York Mellon 11.16 21,032,790,139 - 21,032,790,139 Banks on behalf of third parties 7.62 14,356,773,657 - 14,356,773,657 Pension funds (AFP) on behalf of third parties 2.62 4,928,146,292 - 4,928,146,292 Stockbrokers on behalf of third parties 3.10 5,842,294,167 - 5,842,294,167 Other minority holders 100.00 188,446,126,794 15,693,121,271 172,753,005,523 Total (*) American Depository Receipts (ADR) are certificates issued by a US commercial bank to be traded on the US securities markets. As of December 31, 2022, the distribution of shareholders is as follows: % Of equity h o ldi n g Total A DR s (* ) Shares Company name or Shareholder name 35.46 66,822,519,695 - 66,822,519,695 Santander Chile Holding SA 31.72 59,770,481,573 - 59,770,481,573 T eati n os Sig l o XX I I nvers i on e s Lim i ta d a 10.53 19,845,850,871 19,845,850,871 - The Bank of New York Mellon 8.94 16,841,385,216 - 16,841,385,216 Banks on behalf of third parties 7.29 13,742,809,166 - 13,742,809,166 Pension funds (AFP) on behalf of third parties 3.25 6,122,497,451 - 6,122,497,451 Stockbrokers on behalf of third parties 2.81 5,300,582,822 - 5,300,582,822 Other minority holders 100.00 188,446,126,794 19,845,850,871 168,600,275,923 Total (*) American Depository Receipts (ADR) are certificates issued by a US commercial bank to be traded on the US securities markets.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 28 - EQUITY, continued b. Reserves At the Ordinary Shareholders' Meeting of Banco Santander - Chile held April 19 , 2023 , along with the approval of the 2022 Consolidated Financial Statements, the shareholders resolved to distribute 60 % of the net profit for the year ('Profit attributable to the equity holders'), which amounted to MCh $ 485 , 191 . These earnings are equivalent to a dividend of Ch $ 2 , 57469221 per share . In addition, it was approved that 40 % of the net profit for the year shall be used to increase Retained Earnings of prior years by the amount necessary to meet the payment of the next three interest coupons on the bonds with no fixed maturity and to increase the Bank's Reserves and other retained earnings by the remaining amount . As of September 30 , 2023 , and December 31 , 2022 , the balance of reserves is MCh $ 3 , 115 , 239 and MCh $ 2 , 815 , 170 respectively . c. Dividends Details of dividend distribution can be found in the Interim Consolidated Statements of Changes in Equity . d. As of September 30, 2023, and 2022, the composition of diluted profit and basic profit is as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 133 As o f Sep t em b er 3 0 , 2022 2023 MCh$ MCh$ a) Basic earnings per share 706,849 319,486 Profit attributable to equity holders 188,446,126,794 188,446,126,794 Weighted average number of outstanding shares 3,75 1,70 Basic earnings per share (in Ch$) 3,75 1,70 Diluted earnings per share from continuing operations (in Ch$) b) Diluted earnings per share 706,849 319,486 Profit attributable to equity holders 188,446,126,794 188,446,126,794 Weighted average number of outstanding shares - Assumed conversion of convertible debt 188,446,126,794 188,446,126,794 Adjusted number of shares 3,75 1,70 Basic earnings per share (in Ch$) 3,75 1,70 Diluted earnings per share from continuing operations (in Ch$) The Bank does not hold any dilutive instruments as of September 30 , 2023 , and December 31 , 2022 . e. Provision for interest payments on bonds with no fixed term to maturity The Bank records interest accrual on the non - fixed maturity bonds in the Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued . As of September 30 , 2023 , and December 31 , 2022 , the balance was MCh $ 12 , 318 and MCh $ 3 , 625 respectively . For further information, please refer to note N 25 .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 28 - EQUITY, continued f. Other comprehensive income from investment instruments and cash flow hedges: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 134 As o f Dece mber 31, As o f Sept e mber 30 , 2022 2023 MCh$ MCh$ Investment instruments (112,926) (109,392) Balances as of January 1, 23,707 21,052 Gain (loss) on valuation adjustment of Investment Financial Instruments portfolio before taxes. - Reclassifying and adjustment of the portfolio of Financial Investment Instruments (20,173) (37,560) Net realised profit 3,534 (16,508) Subtotal (109,392) (125,900) Total Cash flow hedging (373,581) (118,838) Balances as of January 1, 298,029 188,650 Gain (loss) on valuation adjustment of cash flow hedges before taxes (43,286) (30,578) Reclassifying and adjustments for cash flow hedges before taxes - - Amount reclassified from equity included as the book value of non - financial assets and liabilities. Its acquisition or disposal was hedged as a highly probable transition. 254,743 158,072 Subtotal (118,838) 39,239 Total (228,230) (86,666) Other comprehensive income before taxes Income tax related to other comprehensive income components 29,536 33,993 Income tax relating to portfolio of financial investment instruments 32,086 (10,593) Income tax relating to cash flow hedges 61,622 23,400 Total (166,608) (63,266) Other comprehensive income, net of tax Attributable to: (167,147) (63,864) Equity holders of the Bank 539 598 Non - controlling interest The Bank expects all results included in other comprehensive income will be reclassified to profit or loss when specific conditions are met.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 28 - EQUITY, continued g. N on - co ntro lli n g inter e st This includes the net amount of subsidiaries' equity attributable to equity instruments not owned, directly or indirectly, by the Bank, including the portion of profit or loss attributed to them . As of September 30 , 2023 , and December 31 , 2022 , the balance of owners' equity amounts to MCh $ 4 , 192 , 618 and MCh $ 4 , 128 , 808 respectively . The non - controlling interest's share of equity and the results of affiliates are summarised as follows : Other comprehensive income A s o f S ep tem be r 3 0, 202 3 P a r t i c ip at i o n o f third parties % E q u i ty M C h $ Res u lts MCh$ F i nan c i al a s s ets at fair value through other comprehensive income (OCI) MCh$ Total other c o m p r e h en s ive D eferr ed tax i n c o m e MCh$ MCh$ Comp r eh e n s ive income MCh$ Subsidiary companies 20 - - - 20 45 0.25 Santander Corredora de Seguros Limitada 1,479 59 (22) 81 1,420 26,180 49.00 Santander Corredores de Bolsa Limitada 38 - - - 38 598 0.97 Santander Asesorías Financieras Limitada - - - - - 2 0.36 S antand er S A Soc i edad S e curitizadora (920) - - - (920) (565) 49.90 Klare Corredora de Seguros SA 4,915 - - - 4,915 54,186 49.00 Santander Consumer Finance Limitada 5,532 59 (22) 81 5,473 80,446 Subtotal Entities controlled through other considerations Santander Gestión de Recaudación y Cobranzas 4,899 - - - 4,899 11,879 Limitada 100.00 4,010 - - - 4,010 28,260 Bansa Santander SA 100.00 (162) - - - (162) 3,049 Multiplica Spa 100.00 532 - - - 532 1,245 Subtotal 100.00 9,279 - - - 9,279 44,433 14,811 59 (22) 81 14,752 124,879 Total Other comprehensive income A s o f D ec em b er 31 , 202 2 P a r t i c ip at i o n o f third parties % E q u i ty M C h $ Res u lts MCh$ F i nan c i al a s s ets at fair value through other comprehensive income (OCI) MCh$ Total other c o m p r e h en s ive Deferred tax income MCh$ MCh$ Comp r eh e n s ive income MCh$ Subsidiary companies 21 - - - 21 201 0.25 Santander Corredora de Seguros Limitada 1,739 (23) 9 (32) 1,762 24,725 49.41 Santander Corredores de Bolsa Limitada 47 - - - 47 561 0.97 Santander Asesorías Financieras Limitada (1) - - - (1) 3 0.36 S antand er S A Soc i edad S e curitizadora (1,277) - - - (1,277) 356 49.90 Klare Corredora de Seguros SA 10,193 - - - 10,193 49,269 49.00 Santander Consumer Finance Limitada 10,722 (23) 9 (32) 10,745 75,115 Subtotal Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 135 Entities controlled through other considerations Limitada 2,168 - - - 2,168 6,988 Santander Gestión de Recaudación y Cobranzas 100.00 3,239 - - - 3,239 24,250 Bansa Santander SA 100.00 (946) - - - (946) 3,211 Multiplica Spa 100.00 4,461 - - - 4,461 34,449 Subtotal 15,183 (23) 9 (32) 15,206 109,564 Total

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 28 - EQUITY, continued

The summarised financial information of the companies included in the consolidation that hold non-controlling interests is as follows, which does not include consolidation and equalisation adjustments:

		As of September 30, 2023				As of December 31, 2022			
		Assets	Liabilities	Capital and reserves	Net income	Assets	Liabilities	Capital and reserves	Net income
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	Subsidiary	31,224	13,711	9,558	7,955	92,541	13,093	71,121	8,327
Santander Corredores de Bolsa Limitada	Subsidiary	113,573	60,146	50,533	2,894	321,411	270,952	46,863	3,596
Santander Asesorías Financieras Limitada	Subsidiary	63,688	1,881	57,874	3,933	60,640	2,725	53,082	4,833
Santander SA Sociedad Securitizadora	Subsidiary	930	343	709	(122)	1,107	398	857	(148)
Klare Corredora de Seguros SA	Subsidiary	2,209	3,340	713	(1,844)	2,153	1,440	3,272	(2,559)
Santander Consumer Finance Limitada	Subsidiary	914,782	804,196	100,555	10,031	884,701	784,146	79,755	20,800
Santander Gestión de Recaudación y Cobranzas Limitada	EPE	14,406	2,527	6,980	4,899	8,037	1,049	4,820	2,168
Bansa Santander SA	EPE	128,867	100,607	24,250	4,010	213,661	189,411	21,011	3,239
Multiplica Spa	EPE	3,621	572	3,211	(162)	4,337	1,126	4,157	(946)
PagoNXT Trade Chile SpA	EPE	1,724	479	713	532	-	-	-	-
Total		**1,275,024**	**987,802**	**255,096**	**32,126**	**1,588,588**	**1,264,340**	**284,938**	**39,310**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 136

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 29 - CONTINGENCIES AND COMMITMENTS a. Lawsuits and legal procedures As of the date of issuance of these Interim Consolidated Financial Statements, a number of lawsuits have been filed against the Bank and its affiliates concerning business operations . As of September 30 , 2023 , the Bank has provisions for this time which amount to of MCh $ 5 , 743 (MCh $ 5 , 533 as of December 31 , 2022 ), which are included in the Interim Consolidated Statements of Financial Position under the item 'Provisions for contingencies' . For further information, please refer to Note No 24 . Banco Santander To cover the value of legal proceedings in which there are first and second - instance rulings adverse to the interests of Banco Santander or possible alternate outcomes to these, the Bank has made provisions of MCh $ 5 , 670 and MCh $ 5 , 284 as of September 30 , 2023 , and December 31 , 2022 , respectively . It is noteworthy that the values have been estimated based on quantitative information from the first instance judgements adverse to the Bank and qualitative information from the process, including expert opinion from the trial, the recommendation from the defence lawyer(s) and experience based on court judgements in similar cases (jurisprudence) pronounced by different courts . Santander Corredores de Bolsa Limitada Lawsuit 'Echeverría vs Santander Corredora de Bolsa' (currently Santander Corredores de Bolsa Ltda), filed before the 21 st Civil Court of Santiago, Role C - 12 . 366 - 2014 , regarding compensation for damages due to failures in the purchase of shares, the amount of the claim is MCh $ 60 . As of September 30 , 2023 , this lawsuit is pending the dismissal of the case and the resolution of the motion for abandonment of proceedings filed by the Brokerage Firm . Lawsuit 'Chilena de computación vs Banco Santander and Santander Corredores de Bolsa' filed before the 3 rd Civil Court of Santiago, Role C - 12325 - 2020 . As of September 30 , 2023 , the lawsuit is in the current discussion stage, the documents requested by the Court have been exhibited, and possible actions by the petitioners are pending . Santander Corredora de Seguros Limitada Existing lawsuits amount to UF 15 , 746 , which mainly relate to assets supplied by leasing . Therefore, our lawyers have not estimated any material loss from these lawsuits . Santander Consumer Finance Limitada Currently, there are 39 lawsuits corresponding to processes mainly related to clients . Therefore, our lawyers have not estimated any material loss from these lawsuits . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 137

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued b. Contingent loans The Bank entered various irrevocable commitments and contingent obligations to meet customers' needs . Although these obligations should not be recognised in the Interim Consolidated Statements of Financial Position, they contain credit risk and are part of the Bank's overall risk . The following table shows the contractual amounts that oblige the Bank to grant loans : Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 138 Contingent loans As o f Decembe r 31, As of Septe mb e r 30 , 2022 2023 MCh$ MCh$ 924,173 574,452 Guarantees and sureties 483,807 362,749 Guarantees and sureties in Chilean currency 440,366 211,703 Guarantees and sureties in foreign currency 255,522 190,031 Letters of credit for goods movement transactions 1,476,599 1,537,409 Transactions related to contingent events 1,216,117 1,066,342 Transactions related to contingent events in Chilean currency 260,482 471,067 Transactions related to contingent events in foreign currencies 8,974,077 9,558,210 Immediately repayable unrestricted credit lines 324,962 306,781 Other credit commitments 1,617 978 Credits for higher studies Law No 20,027 (CAE) 323,345 305,803 Other irrevocable credit commitments 11,945,333 12,166,882 Total c . H eld s ecuri t i es The Bank holds securities in the normal course of its business as follows: As o f Decembe r 31, As of Septe mb e r 30 , 2022 2023 MCh$ MCh$ Third - party operations 104,972 79,502 Collections 9,090 8,957 Transferred financial assets managed by the Bank 1,081,895 1,206,301 Assets from third parties managed by the Bank 1,195,957 1,294,761 Subtotal Custody of securities 756,880 749,853 Securities held in custody by a banking subsidiary deposited in another entity 9,057,428 8,847,348 Securities held in custody by the bank 12,397,099 22,222,111 Securities issued by the bank 22,211,407 31,819,312 Subtotal 23,407,364 33,114,073 Total d. Guarantee Banco Santander - Chile has a comprehensive bank policy for Fidelity Bond No 0030129 in force with Compañía de Zurich Chile Seguros Generales SA, with coverage of US $ 50 , 000 , 000 per claim with an annual cap of US $ 100 , 000 , 000 , which covers the Bank and its subsidiaries jointly and severally, with an expiry date of June 30 , 2024 .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued Santander Corredores de Bolsa Limitada As of September 30 , 2023 , the Company has guarantees deposited with the Santiago Stock Exchange to cover simultaneous operations carried out by the Company's portfolio for a total of MCh $ 15 , 003 (MCh $ 18 , 737 as of December 31 , 2022 ) . Furthermore, as of September 30 , 2023 , the Company holds a guarantee with CCLV Contraparte Central SA, amounting to MCh $ 9 , 940 in cash (MCh $ 9 , 960 as of December 31 , 2023 ) . To ensure the correct and full compliance with all its obligations as a stockbroker, as required by articles 30 et seq . of Law No 18 , 045 on the Securities Market, the Company has delivered fixed - income securities to the Santiago Stock Exchange for a present value of MCh $ 1 , 015 as of September 30 , 2023 (MCh $ 1 , 040 as of December 31 , 2022 ) . This corresponds to a fixed - term deposit with Banco Santander maturing on January 29 , 2024 . As of September 30 , 2023 , the company has a share loan guarantee of MCh $ 3 , 624 (MCh $ 3 , 519 as of December 31 , 2022 ) . As of September 30, 2023, the Company has a guaranteed bond No B017883 from Banco Santander Chile to comply with the provisions of general rule No 120 of the FMC regarding the operation of placement, transfer and redemption agent of Morgan Stanley funds in the amount of USD$300,000, which covers participants who acquire quotas of Morgan Stanley Sicav open - end foreign funds and whose maturity date is April 19, 2024. Santander Corredora de Seguros Limitada As required by Circular No 1,160 of the FMC (ex - SVS), the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance intermediary. The insurance policy for insurance brokers No 10050030 , which covers UF 500 , and the professional liability policy for insurance brokers No 10050031 , for an amount equivalent to UF 60 , 000 , were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros SA . Both policies are valid from April 15 , 2023 , to April 14 , 2024 . The Company has a guaranteed bond with Banco Santander Chile to ensure faithful compliance with the terms and conditions of the public bidding process, the mortgage and mortgage insurance plus ITP 2 / 3 for Banco Santander Chile's housing mortgages . The total amounts to UF 10 , 000 and UF 2 , 000 for each portfolio, respectively, both with maturity dates of October 30 , 2023 . The company has a guaranteed bond to ensure faithful compliance with the terms of the public bidding process for fire plus earthquake insurance for the bank's housing mortgage portfolio and professional services, amounting to UF 500 and UF 10 , 000 with the same financial institution, both with maturity dates of December 31 , 2024 . Klare Corredora de Seguros SA As required by Circular No 1 , 160 of the FMC, the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance intermediary . The insurance policy for insurance brokers No 10051671 , which covers UF 500 , and the professional liability policy for insurance brokers No 10051670 , for an amount equivalent to UF 5 , 091 , were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros SA . Both policies are valid from April 15 , 2023 , to April 14 , 2024 . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 139

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 30 - INTEREST INCOME AND EXPENSES

This comprises interest accrued during the year on all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method, regardless of whether they are measured at fair value and remeasurements due to hedge accounting.

a. As of September 30, 2023, and 2022, the composition of interest income is as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$
Financial assets at amortised cost				
Rights under repurchase and securities lending agreements	58	660	46	281
Debt financial instruments	44,696	47,437	15,467	16,440
Interbank loans	491	742	174	162
Commercial loans	951,524	660,033	328,809	252,320
Mortgage loans	381,056	298,922	133,023	106,643
Consumer loans	577,977	452,926	201,945	164,802
Other financial instruments	134,285	45,457	47,942	27,315
Subtotal	**2,090,087**	**1,506,177**	**727,406**	**567,963**
Financial assets at fair value through other comprehensive income				
Debt financial instruments	353,710	170,464	125,930	80,660
Other financial instruments	6,434	280,761	1,535	132,730
Subtotal	**360,144**	**451,225**	**127,465**	**213,390**
Results of interest rate-risk hedge accounting	**409,381**	**764**	**132,506**	**(719)**
Total interest income	**2,859,612**	**1,958,166**	**987,377**	**780,634**

As of September 30, 2023, and 2022, the stock of suspended interest income is as follows:

	As of September 30,	
	2023	2022
Off-balance sheet - interest income	MCh$	MCh$
Commercial loans	18,386	11,649
Mortgage loans	2,896	2,508
Consumer loans	2,164	2,617
Total	**23,446**	**16,744**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 140

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 30 - INTEREST INCOME AND EXPENSES, continued

b. As of September 30, 2023, and 2022, the composition of interest expense is as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$
Financial liabilities at amortised cost				
Deposits and other demand liabilities	(9,658)	(9,684)	(3,280)	(2,905)
Time deposits and other term equivalents	(920,877)	(491,821)	(325,213)	(232,364)
Obligations under repurchase and securities lending agreements	(37,104)	(8,161)	(16,026)	(5,031)
Interbank borrowing	(162,389)	(61,035)	(62,973)	(29,433)
Debt financial instruments issued	(168,575)	(126,860)	(60,275)	(47,677)
Other financial liabilities	(38,285)	(14,366)	(13,111)	(9,087)
Subtotal	**(1,336,888)**	**(711,927)**	**(480,878)**	**(326,497)**
Obligations under leasing contracts	**(2,503)**	**(2,091)**	**(915)**	**(735)**
Regulatory capital financial instruments issued	**(47,882)**	**(49,696)**	**(15,701)**	**(16,993)**
Results of interest rate-risk hedge accounting	**(981,668)**	**(722,178)**	**(299,134)**	**(317,271)**
Total interest expenses	**(2,368,941)**	**(1,485,892)**	**(796,628)**	**(661,496)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 141

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 31 - READJUSTMENT INCOME AND EXPENSE

Includes accrued adjustments for the period for all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method, irrespective of whether they are measured at fair value and product adjustments due to hedge accounting.

a. As of September 30, 2023, and 2022, the composition of readjustment income is as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$
Financial assets at amortised cost				
Rights under repurchase and securities lending agreements	-	-	-	-
Debt financial instruments	50,584	154,781	4,775	55,366
Interbank loans	-	-	-	-
Commercial loans	189,991	663,430	19,700	234,682
Mortgage loans	490,686	1,441,072	50,542	516,026
Consumer loans	174	903	24	332
Other financial instruments	1,902	6,360	258	1,784
Subtotal	**733,337**	**2,266,546**	**75,299**	**808,190**
Financial assets at fair value through other comprehensive income				
Debt financial instruments	9,319	34,241	799	11,869
Other financial instruments	444	1,263	38	560
Subtotal	**9,763**	**35,504**	**837**	**12,429**
Results of hedge accounting of the UF readjustment risk	**(391,309)**	**(1,281,428)**	**(50,946)**	**(482,940)**
Total readjustment income	**351,791**	**1,020,622**	**25,190**	**337,679**

As of September 30, 2023, and 2022, the stock of suspended readjustment income is as follows:

	As of September 30,	
	2023	2022
Off-balance sheet - readjustment income	MCh$	MCh$
Commercial loans	18,569	24,355
Mortgage loans	11,297	20,702
Consumer loans	108	249
Total	**29,974**	**45,306**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 142

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 31 - READJUSTMENT INCOME AND EXPENSE, continued

b. As of September 30, 2023, and 2022, the composition of the readjustment expenses, including the results from hedge accounting, is as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$
Readjustment expenses				
Deposits and other demand liabilities	(2,807)	(9,691)	(290)	(3,255)
Time deposits and other term equivalents	(44,738)	(78,921)	(2,835)	(46,426)
Obligations under repurchase and securities lending agreements	-	-	-	-
Interbank borrowing	-	-	-	-
Debt financial instruments issued	(120,846)	(350,292)	(11,539)	(132,787)
Other financial liabilities	(11,544)	(31,849)	(1,108)	(9,653)
Financial instruments of regulatory capital issued	(45,672)	(137,104)	(4,541)	(49,239)
Result of UF, PPI and CPI risk hedge accounting.	125,298	436,368	15,535	148,398
Total expense for readjustments	**(100,309)**	**(171,489)**	**(4,778)**	**(92,962)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 143

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 32 COMMISSION INCOME AND EXPENSES

This comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$
Income from commissions and services rendered				
Commissions for prepayment of loans	10,340	8,899	4,289	2,587
Commissions for loans with letters of credit	1,195	178	1,120	61
Commissions for credit lines and current accounts overdraft	3,277	6,605	35	2,163
Commissions for guarantees and letters of credit	26,523	27,256	8,768	9,025
Commissions for card services	308,238	254,880	107,257	68,407
Commissions for account management	43,835	37,887	14,745	12,669
Commissions for collections and payments	48,455	40,074	17,652	12,616
Commissions for brokerage and management of securities	7,292	7,654	2,805	2,553
Commissions for mutual funds management, investment funds and others	-	-	-	-
Commissions for brokerage and insurance advice	48,158	39,109	16,300	13,914
Commissions for factoring services	1,080	1,425	311	362
Commissions for financial leasing transaction services	-	-	-	-
Commissions for securitisations	-	33	-	11
Commissions for financial advice	12,634	6,601	688	1,348
Other commissions earned	119,040	102,399	41,245	61,220
Total	**630,067**	**533,000**	**215,215**	**186,936**

This item comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$
Expenses for commissions and services rendered				
Commissions for card operation services	(92,425)	(77,752)	(33,056)	(25,634)
Licence fees for the use of card brands	(3,773)	(5,815)	(1,021)	(1,834)
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(12,632)	(8,736)	(4,644)	(2,919)
Expenses for obligations of consumer loyalty and merit programmes for client cards	(71,252)	(70,366)	(24,314)	(23,238)
Commissions for securities transactions	(6,597)	(5,607)	(2,486)	(2,079)
Other commissions for received services	(55,982)	(65,764)	(28,144)	(24,241)
Total	**(242,661)**	**(234,040)**	**(93,665)**	**(79,945)**
Total net fee and commission income and expenses	**387,406**	**298,960**	**121,550**	**106,991**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 144

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 32 COMMISSION INCOME AND EXPENSES, continued

This item presents the income and expenses from commissions generated by the different segments of business and the revenue recognition schedule for ordinary activities.

	Segments					Revenue recognition schedule for ordinary activities		
For the period of 9 months until September 30, 2023	**Individuals + SMEs**	**Middle-market**	**Global Corporate Banking**	**Other**	**Total**	**Transferred through time**	**Transferred at a specific time**	**Accrual model**
	MCh$	**MCh$**	**MCh$**	**MCh$**	**MCh$**	**Total MCh$**	**Total MCh$**	**Total MCh$**
Commission income								
Commissions for prepayment of loans	8,527	1,549	17	247	**10,340**	-	10,340	-
Commissions for loans with letters of credit	1,190	4	-	1	**1,195**	-	1,195	-
Commissions for credit lines and current accounts overdraft	2,339	(255)	1,207	(14)	**3,277**	3,277	-	-
Commissions for guarantees and letters of credit	3,115	14,108	8,228	1,072	**26,523**	26,523	-	-
Commissions for card services	265,526	24,521	18,087	104	**308,238**	184,943	123,295	-
Commissions for account management	40,745	2,409	674	7	**43,835**	43,835	-	-
Commissions for collections and payments	66,596	7,379	6,364	(31,884)	**48,455**	-	19,382	29,073
Commissions for brokerage and management of securities	1,433	512	5,225	122	**7,292**	-	7,292	-
Commissions for management of investments in mutual funds, investment funds and others	-	-	-	-	**-**	-	-	-
Commissions for brokerage and insurance advice	48,262	41	-	(145)	**48,158**	-	48,158	-
Commissions for factoring services	102	429	406	143	**1,080**	-	1,080	-
Commissions for financial leasing transaction services	-	-	-	-	**-**	-	-	-
Commissions for securitisations	-	-	-	-	**-**	-	-	-
Commissions for financial advice	92	3,687	2,552	6,303	**12,634**	-	12,634	-
Other commissions earned	98,530	15,682	6,659	(1,831)	**119,040**	-	119,040	-
Total	**536,457**	**70,066**	**49,419**	**(25,875)**	**630,067**	**258,578**	**342,416**	**29,073**
Commission expenses								
Commissions for card operation services	(77,903)	(11,976)	(2,367)	(179)	**(92,425)**	-	(92,425)	-
Licence fees for the use of card brands	(3,178)	(595)	7	(7)	**(3,773)**	-	(3,773)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(12,151)	(435)	(46)	-	**(12,632)**	-	(12,632)	-
Expenses for obligations of consumer loyalty and merit programmes for client cards	(70,477)	(741)	-	(34)	**(71,252)**	-	-	(71,252)
Commissions for securities transactions	-	-	(5,327)	(1,270)	**(6,597)**	-	(6,597)	-
Other commissions for services received	(82,117)	(7,830)	(5,286)	39,251	**(55,982)**	-	(55,982)	-
Total	**(245,826)**	**(21,577)**	**(13,019)**	**37,761**	**(242,661)**	**-**	**(171,409)**	**(71,252)**
Total net fee and commission income and expenses	**290,631**	**48,489**	**36,400**	**11,886**	**387,406**	**258,578**	**171,007**	**(42,179)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 145

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 32 COMMISSION INCOME AND EXPENSES, continued

	Segments					Revenue recognition schedule for ordinary activities		
For the period of 9 months until September 30, 2022	**Individuals + SMEs**	**Middle-market**	**Global Corporate Banking**	**Other**	**Total**	**Transferred through time**	**Transferred at a specific time**	**Accrual model**
						Total	**Total**	**Total**
	MCh$	**MCh$**	**MCh$**	**MCh$**	**MCh$**	**MCh$**	**MCh$**	**MCh$**
Commission income								
Commissions for prepayment of loans	4,751	3,132	110	906	**8,899**	-	8,899	-
Commissions for loans with letters of credit	112	-	-	66	**178**	-	178	-
Commissions for credit lines and current accounts overdraft	5,380	(925)	2,225	(75)	**6,605**	6,605	-	-
Commissions for guarantees and letters of credit	4,439	15,047	7,633	137	**27,256**	27,256	-	-
Commissions for card services	234,853	12,279	7,673	75	**254,880**	138,538	116,342	-
Commissions for account management	35,067	2,193	619	8	**37,887**	37,887	-	-
Commissions for collections and payments	36,552	6,783	6,106	(9,367)	**40,074**	-	19,330	20,744
Commissions for brokerage and management of securities	1,723	226	5,047	658	**7,654**	-	7,654	-
Commissions for management of mutual funds, investment funds and others	-	-	-	-	**-**	-	-	-
Commissions for brokerage and insurance advice	39,267	4	1	(163)	**39,109**	-	39,109	-
Commissions for factoring services	561	496	320	48	**1,425**	-	1,425	-
Commissions for financial leasing transaction services	-	-	-	-	**-**	-	-	-
Commissions for securitisations	1	-	32	-	**33**	-	33	-
Commissions for financial advice	1,196	4,019	2,280	(894)	**6,601**	-	6,601	-
Other commissions earned	82,276	16,620	5,002	(1,499)	**102,399**	-	102,399	-
Total	**446,178**	**59,874**	**37,048**	**(10,100)**	**533,000**	**210,286**	**301,970**	**20,744**
Commission expenses								
Commissions for card operation services	(70,242)	(6,389)	(1,012)	(109)	**(77,752)**	-	(77,752)	-
Licence fees for the use of card brands	(5,301)	(443)	(61)	(10)	**(5,815)**	-	(5,815)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(8,406)	(300)	(30)	-	**(8,736)**	-	(8,736)	-
Expenses for obligations of consumer loyalty and merit programmes for client cards	(69,644)	(721)	(1)	-	**(70,366)**	-	-	(70,366)
Commissions for securities transactions	-	-	(3,723)	(1,884)	**(5,607)**	-	(5,607)	-
Other commissions for received services	(52,545)	(6,129)	(4,442)	(2,648)	**(65,764)**	-	(65,764)	-
Total	**(206,138)**	**(13,982)**	**(9,269)**	**(4,651)**	**(234,040)**	-	(163,674)	(70,366)
Total net fee and commission income and expenses	**240,040**	**45,892**	**27,779**	**(14,751)**	**298,960**	210,286	138,296	(49,622)

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 146

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 32 COMMISSION INCOME AND EXPENSES, continued

For the quarter ended September 30, 2023	Segments					Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	Total MCh$	Total MCh$	Total MCh$
Commission income								
Commissions for prepayment of loans	3,309	798	17	165	**4,289**	-	4,289	-
Commissions for loans with letters of credit	1,115	4	-	1	**1,120**	-	1,120	-
Commissions for credit lines and current accounts overdraft	(180)	38	195	(18)	**35**	35	-	-
Commissions for guarantees and letters of credit	1,023	4,966	2,221	558	**8,768**	8,768	-	-
Commissions for card services	91,314	8,674	7,220	49	**107,257**	144,746	(37,489)	-
Commissions for account management	13,710	820	208	7	**14,745**	14,745	-	-
Commissions for collections and payments	23,203	2,532	1,926	(10,009)	**17,652**	-	13,221	4,430
Commissions for brokerage and management of securities	521	234	2,031	19	**2,805**	-	2,805	-
Commissions for management of mutual funds, investment funds and others	-	-	-	-	**-**	-	-	-
Commissions for brokerage and insurance advice	16,345	13	-	(58)	**16,300**	-	16,300	-
Commissions for factoring services	27	125	132	27	**311**	-	311	-
Commissions for financial leasing transaction services	-	-	-	-	**-**	-	-	-
Commissions for securitisations	-	-	-	-	**-**	-	-	-
Commissions for financial advice	-	416	272	-	**688**	-	689	-
Other commissions earned	34,641	5,328	1,790	(514)	**41,245**	-	41,245	-
Total	**185,028**	**23,948**	**16,012**	**(9,773)**	**215,215**	**168,294**	**42,491**	**4,430**
Commission expenses								
Commissions for card operation services	(27,546)	(4,395)	(977)	(138)	**(33,056)**	-	(33,056)	-
Licence fees for the use of card brands	(834)	(196)	13	(4)	**(1,021)**	-	(1,021)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(4,430)	(193)	(21)	-	**(4,644)**	-	(4,644)	-
Expenses for obligations of consumer loyalty and merit programmes for client cards	(24,027)	(253)	-	(34)	**(24,314)**	-	-	(24,314)
Commissions for securities transactions	-	-	(2,211)	(275)	**(2,486)**	-	(2,486)	-
Other commissions for received services	(28,617)	(2,746)	(1,478)	4,697	**(28,144)**	-	(28,144)	-
Total	**(85,454)**	**(7,783)**	**(4,674)**	**4,246**	**(93,665)**	**-**	**(69,351)**	**(24,314)**
Total net fee and commission income and expenses	**99,574**	**16,165**	**11,338**	**(5,527)**	**121,550**	**168,294**	**(26,860)**	**(19,884)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 147

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 32 COMMISSION INCOME AND EXPENSES, continued

For the quarter ended September 30, 2022	Segments					Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
						Total	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income								
Commissions for prepayment of loans	2,070	240	106	171	**2,587**	-	2,587	-
Commissions for loans with letters of credit	-	-	-	61	**61**	-	61	-
Commissions for credit lines and current account overdrafts	1,709	(171)	705	(80)	**2,163**	2,163	-	-
Commissions for guarantees and letters of credit	1,063	5,296	2,658	8	**9,025**	9,025	-	-
Commissions for card services	57,794	6,298	4,272	43	**68,407**	30,099	38,308	-
Commissions for account management	11,679	765	222	3	**12,669**	12,669	-	-
Commissions for collections and payments	19,052	2,331	2,112	(10,879)	**12,616**	-	5,929	6,687
Commissions for brokerage and management of securities (Stockbrokers and/or Securities Brokerage Firms)	373	107	2,004	69	**2,553**	-	2,553	-
Commissions for investments in mutual funds, investment funds and others	-	-	-	-	**-**	-	-	-
Remuneration for insurance brokerage and advisory services	13,981	3	1	(71)	**13,914**	-	13,914	-
Commissions for factoring services	65	160	103	34	**362**	-	362	-
Commissions for financial leasing transaction services	-	-	-	-	**-**	-	-	-
Commissions for securitisations	-	-	11	-	**11**	-	11	-
Commissions for financial advice	-	807	516	25	**1,348**	-	1,348	-
Other commissions earned	54,431	4,957	2,097	(265)	**61,220**	-	61,220	-
Commissions for prepayment of loans	-	-	-	-	- -	-	-	-
Commissions for loans with letters of credit	-	-	-	-	- -	-	-	-
Total	**162,217**	**20,793**	**14,807**	**(10,881)**	**186,936**	**53,956**	**126,293**	**6,687**
Commission expenses								
Commissions for card operation services	(22,849)	(2,428)	(352)	(5)	**(25,634)**	-	(25,634)	-
Licence fees for the use of card brands	(1,655)	(164)	(15)	-	**(1,834)**	-	(1,834)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(2,809)	(100)	(10)	-	**(2,919)**	-	(2,919)	-
Expenses for obligations of consumer loyalty and merit programmes for client cards	(22,998)	(240)	-	-	**(23,238)**	-	-	(23,238)
Commissions for securities transactions	-	-	(1,404)	(675)	**(2,079)**	-	(2,079)	-
Other commissions for received services	(19,644)	(2,160)	(1,511)	(926)	**(24,241)**	-	(24,241)	-
Total	**(69,955)**	**(5,092)**	**(3,292)**	**(1,606)**	**(79,945)**	**-**	**(56,707)**	**(23,238)**
Total net fee and commission income and expenses	**92,262**	**15,701**	**11,515**	**(12,487)**	**106,991**	**53,956**	**69,586**	**(16,551)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 148

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 33 - NET FINANCIAL INCOME

It includes the amount modified due to financial instruments' changes, except those attributable to interest accrued by applying the effective interest rate method of asset value adjustments and results on the sale and purchase of financial instruments.

As of September 30, 2023, and 2022, the detail of the results from financial operations is as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$
Results from financial assets held for trading at fair value through profit or loss				
Financial derivatives contracts	114,734	(25,633)	(11,867)	36,150
Debt financial instruments	(14,107)	2,989	(14,541)	(154)
Other financial instruments	77	38	18	11
Subtotal	**100,704**	**(22,606)**	**(26,390)**	**36,007**
Results from financial liabilities held for trading at fair value through profit or loss				
Financial derivatives contracts	-	-	-	-
Other financial instruments	-	-	-	-
Subtotal	-	-	-	-
Financial results from financial assets not held for trading mandatorily measured at fair value through profit or loss				
Debt financial instruments	-	-	-	-
Other	-	-	-	-
Subtotal	-	-	-	-
Financial results from financial assets designated at fair value through profit or loss				
Debt financial instruments	-	-	-	-
Other financial instruments	-	-	-	-
Subtotal	-	-	-	-
Financial results from financial liabilities designated at fair value through profit or loss				
Demand deposits and other demand liabilities, and time deposits and other term equivalents	-	-	-	-
Issued debt instruments	-	-	-	-
Other	-	-	-	-
Subtotal	-	-	-	-
Financial results on derecognition of financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income				
Financial assets at amortised cost	825	2,078	1,802	(38)
Financial assets at fair value through other comprehensive income	(37,559)	(292)	1,677	(730)
Financial liabilities at amortised cost	4,849	15,028	18	1,469
Financial instruments of regulatory capital issued	-	-	-	-
Subtotal	**(31,855)**	**16,814**	**3,497**	**701**
Total	**68,819**	**(5,792)**	**(22,893)**	**36,708**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 149

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 33 - NET FINANCIAL INCOME, continued As of September 30, 2023, and 2022, the details of the financial results from foreign exchange, readjustments and hedge accounting of foreign currencies are as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 150 For the quarter ended Septe mb e r 30 , For the period of 9 months until September 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ Financial results from foreign exchange, foreign exchange restatements and hedging of foreign currencies (137,010) (387,375) (304,311) (131,704) Result from foreign exchange 6,276 (3,404) 16,328 (11,839) Exchange rate readjustment results - (15,204) - (16,550) Financial assets held for trading at fair value through profit or loss - - - - Non - trading financial assets mandatorily measured at fair value through profit or loss - - - - Financial assets designated at fair value through profit or loss - - - Financial assets at fair value through other comprehensive income 6,047 11,620 15,084 4,711 Financial assets at amortised cost 229 - 1,244 (14) Other assets - - - - Financial liabilities at amortised cost - 217 - 467 Financial liabilities held for trading at fair value through profit or loss - - - - Financial liabilities designated at fair value through profit or loss - - - - Financial instruments of regulatory capital issued 155,501 494,661 454,506 317,815 Net result of derivatives in foreign currency risk hedge accounting 24,767 104,099 166,523 174,725 Subtotal Financial results from reclassifying financial assets due to changes in the business model - - - - From financial assets at amortised cost to financial assets for trading at fair value through profit or loss - - - - From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss - - - - Subtotal Other financial results from changes in financial assets and liabilities - - - - Financial assets at amortised cost - - - - Financial assets at fair value through other comprehensive income - - - - Financial liabilities at amortised cost - - - - Obligations under leasing contracts - - - - Financial instruments of regulatory capital issued - - - - Subtotal - - - - Other financial results from ineffective hedge accounting - - - - Other financial results from other hedge accounting - - - - Subtotal 61,476 81,206 160,731 243,544 Total

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES

The Interim Consolidated Statements of Income present results from investments in partnerships of MCh$6,406 as of September 30, 2023, and MCh$4,393 as of September 30, 2022, as follows:

For the period of 9 months until September 30, 2023, and 2022.	Institutions' Participation		Result from investments	
	2023 %	2022 %	2023 MCh$	2022 MCh$
Companies				
Redbanc SA	33.43	33.43	211	581
Transbank SA	25.00	25.00	3,676	3,393
Centro de Compensación Automatizado SA	33.33	33.33	1,152	1,066
Sociedad Interbancaria de Depósito de Valores SA	29.29	29.29	347	347
Cámara de Compensación de Alto Valor SA	15.00	15.00	63	103
Administrador Financiero del Transantiago SA	20.00	20.00	490	514
Servicios de Infraestructura de Mercado OTC SA	12.48	12.48	107	93
Subtotal			**6,046**	**6,097**
Shares or rights in other companies				
Trading Exchanges			360	152
Other			-	-
Subtotal			**360**	**152**
Total			**6,406**	**6,249**

For the quarter ended September 30, 2023, and 2022.	Institutions' Participation		Result from investments	
	2023 %	2022 %	2023 MCh$	2022 MCh$
Companies				
Redbanc SA	33.43	33.43	15	234
Transbank SA	25.00	25.00	1,229	643
Centro de Compensación Automatizado SA	33.33	33.33	399	483
Sociedad Interbancaria de Depósito de Valores SA	29.29	29.29	142	134
Cámara de Compensación de Alto Valor SA	15.00	15.00	9	42
Administrador Financiero del Transantiago SA	20.00	20.00	201	251
Servicios de Infraestructura de Mercado OTC SA	12.48	12.48	63	51
Subtotal			**2,058**	**1,838**
Shares or rights in other companies				
Trading Exchanges			151	18
Other			-	-
Subtotal			**151**	**18**
Total			**2,209**	**1,856**

For more detailed financial information on the companies, see Note 14.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 151

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS

The composition of the result on non-current assets and disposal groups that do not classify as discontinued transactions (assets received in lieu of payment) is as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$
Net results from assets received in payment or awarded in a judicial auction				
Results from the sale of goods received in payment or awarded in a judicial auction	6,677	5,150	2,733	1,528
Other income from assets received in lieu of payment or awarded in a judicial auction	19,456	8,721	10,477	5,596
Provisions for adjustments to the net realisable value of assets received in lieu of payment or awarded in a judicial auction	(187)	(177)	(115)	(54)
Charge-offs of assets received in payment or awarded in a judicial auction	(15,984)	(10,634)	(4,961)	(2,958)
Expenses for maintenance of assets received in lieu of payment or awarded in a judicial auction	(2,368)	(1,335)	(451)	(289)
Non-current assets held for sale and disposal group	3,788	2,602	1,504	2,457
Total	**11,382**	**4,327**	**9,187**	**6,280**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 152

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 36 - OTHER OPERATING INCOME AND EXPENSES

a. Other operating income is comprised of the following items:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$
Compensation from insurance companies for claims other than operational risk events	25	109	25	33
Income from expense recovery	436	297	47	108
Other income	2,604	2,213	870	1,237
Total	**3,065**	**2,619**	**942**	**1,378**

b. Other operating expense is comprised of the following items:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$
Expenditure on insurance premiums to cover operational risk events	(8,888)	(36,861)	(5,973)	(12,992)
Provisions for operational risk	(3,069)	(1,400)	(1,770)	(286)
Operational risk event expense recoveries	2,356	215	230	(59)
Provisions for lawsuits and litigations	(712)	(1,142)	(134)	(627)
Expenses from financial leasing credit operations	(3,885)	(2,572)	(1,313)	(893)
Expenses for factoring credit operations	(628)	(512)	(181)	(165)
Other operational expenses	(3,209)	(45,261)	(1,431)	(14,977)
Total	**(18,035)**	**(87,533)**	**(10,572)**	**(29,999)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 153

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 37 –EMPLOYEE BENEFIT OBLIGATIONS EXPENSES

Expenses for employee benefits as of September 30, 2023, and 2022 are as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
Expenses of short-term employee benefits	267,865	270,983	90,847	93,095
Expenses of long-term employee benefits	10,240	12,581	3,561	3,789
Expenses of employment benefits related to contract terminations	31,690	23,322	8,950	5,912
Expenses for defined benefit post-employment plan obligations	538	1,204	-199	538
Other human resources costs	6,476	6,842	2,509	2,801
Total	**316,809**	**314,932**	**105,668**	**106,135**

Share-based compensation (settled in cash)

The Bank provides certain executives of the Bank and its affiliates a share-based payment benefit, which is settled in cash according to the requirements of IFRS 2. Accordingly, the Bank measures services received and liabilities incurred at fair value.

Until settlement of the liability, the Bank determines the liability's fair value at the end of each reporting period and on the settlement date, with any fair value changes recognised in the period results.

Pension plan

The Bank has an additional benefit available to its senior executives, consisting of a pension plan with funds to provide for a better complementary pension upon retirement.

In this respect, the Bank will complement the voluntary contributions made by beneficiaries for their future pension with an equal contribution. Executives shall earn the right to receive this benefit only if they meet the following concurrent conditions:

a) Aimed at the Group's senior management.
b) The general requirement for eligibility is to be still employed when they are 60 years old.
c) The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs.
d) Periodic contributions will be made equal to the amount each manager commits to their voluntary contribution plan.
e) The Bank will be responsible for granting the benefits directly.

In the event of termination of the employment relationship between the executive and the respective company before meeting the conditions described above, no entitlement shall accrue to them under this benefit plan.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 154

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 37 - E M P L O Y E E B E N E FIT O BL I G AT I O N E X P E N S E S, c o nti nued Exceptionally, in the event of the manager's death or their total or partial disability, the manager or their heirs shall be entitled to receive this benefit as the case may be . The Bank will contribute to this benefit plan based on mixed group insurance policies, the beneficiary of which is the Bank . The life insurance company with which these policies are contracted is unrelated to the Bank or any other Group company . The Bank's entitlements under the plan as of September 30 , 2023 , amounted to MCh $ 7 , 390 (MCh $ 7 , 572 as of December 31 , 2022 ) . The Bank has quantified the amounts of the defined benefit obligations based on the following criteria : Calculation method: The projected unit credit method is used, which considers each year of service as generating an additional unit of benefit entitlement and values each unit separately . It is calculated according to the fund contribution that considers as the main parameters the factors related to the legal annual pension ceiling, the years of service, age and annual income of each unit valued individually . Actuarial assumptions used: Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible . The most significant actuarial assumptions considered in the calculations were : The assets related to the savings fund that the Bank to the Compañía de Seguros Euroamérica contributed for particular service plans are presented in the net - related commitments . The assumptions used are as follows : Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 155 As o f Dec em b er 3 1 , 2023 As o f Sept e mber 30 , 2023 Po st - E mplo y m en t Plans RV - 2014 RV - 2014 Mortality chart 5.0% 5.0% Termination of contract rate PD T 198 5 PD T 198 5 Impairment chart The movement in the period for post - employment benefits is as follows: As o f Dec em b er 31, As o f Sept e mber 30, 2023 2023 MCh$ MCh$ 6,819 7,572 Assets for defined post - employment benefits Commitments for defined benefit plans (6,277) (7,014) With active personnel - - Caused by inactive personnel Minus: - - Unrecognised actuarial (gains) losses 542 558 Balances at the end of the period

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 37 - E M P L O Y E E B E N E FIT O BL I G AT I O N E X P E N S E S, c o nti nued The period cash flow for post - employment benefits is as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 156 As of Dece m be r 31 , As of Septe mb e r 30 , 2022 2023 MCh$ MCh$ Fair value of plan assets 7,127 6,819 Balance at the beginning of the period 211 393 Expected return on insurance contracts 337 939 Employer contributions - - Actuarial (gains) losses - - Premiums paid (856) (761) Benefits paid 6,819 7,390 Fair value of plan assets at the end of the period Present value of obligations (6,633) (6 ,277 ) Present value of the obligations at the beginning of the period - Net incorporation of companies into the Group 356 (538) Current period service costs - - Reduction/settlement effects - - Benefits paid - - Past service costs - - Actuarial (gains) losses - - Other movements (6,277) (6 ,815 ) Present value of obligations at the end of the period 542 575 Net balance at the end of the period Expected performance of the Plan: As of Dece m be r 31 , As of Septe mb e r 30 , 2022 2023 U F + 2 .50 % pe r y ear U F + 2 .50 % pe r y ear Expected rate of return on plan assets U F + 2 .50 % pe r y ear U F + 2 .50 % pe r y ear Expected rate of return on redemption rights Costs related to the Plan: As of Dece m be r 31 , As of Septe mb e r 30 , 2022 2023 MCh$ MCh$ 356 (538) Current period service costs - Interest cost 211 393 Expected return on plan assets - - Extraordinary allocations - - Actuarial (gains)/losses recorded in the period - - Past service cost - - Other 567 (1 45 ) Total

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 38 - ADMINISTRATIVE EXPENSE

As of September 30, 2023, and 2022, the item of Administrative Expenses is composed as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
General administrative expenses	**130,372**	**133,254**	**43,379**	**49,201**
Expenses for short-term lease agreements	5,702	2,860	1,425	990
Expenses for low-value leases	-	-	-	-
Other expenses for lease obligations	34	61	6	11
Maintenance and repair of fixed assets	16,921	17,986	5,313	6,221
Insurance premiums except to hedge operational risk events	3,320	4,145	901	1,606
Office Supplies	3,576	4,588	(293)	1,711
IT and communication expenses	59,135	62,754	21,584	21,517
Lighting, heating, and other utilities	3,572	4,041	979	1,882
Security and valuables transport services	16,556	12,220	6,797	4,122
Representation and personnel travel expenses	1,619	1,757	597	666
Judicial and notarial expenses	957	659	302	288
Fees for review and audit of the financial statements by the external auditor	1,061	1,033	318	547
Fees for advisory and consultancy services provided by the external auditor	-	-	-	-
Fees for advisory and consultancy services provided by other audit firms	150	119	62	55
Fees for securities classification	-	-	-	-
Fees for other technical reports	3,013	5,885	400	2,594
Fines applied by the FMC	-	51	-	51
Fines applied by other bodies	29	-	29	-
Other general administrative expenses	14,727	15,095	4,959	6,940
Outsourced services	**62,400**	**59,737**	**23,005**	**22,014**
Data processing	29,965	30,274	10,322	10,748
Technology development, certification and technology testing service	2,564	2,393	1,007	735
External human resources management and external staffing service	19	11	7	1
Valuation service	-	-	-	-
Call Centre service for sales, marketing, quality control and customer service	7	20	-	6
External collection service	164	295	53	112
Outsourced ATM management and maintenance services	354	371	177	152
External cleaning service, catering, custody of files and documents, furniture and equipment storage.	2,849	3,356	1,014	1,167
Product sales and distribution services	-	119	-	-
External credit appraisal service	3,764	4,010	1,657	1,387
Other outsourced services	22,714	18,888	8,768	7,706
Board expenses	**1,275**	**1,259**	**429**	**438**
Remuneration of the Board of Directors	1,275	1,257	429	438
Other Board Expenses	-	2	-	-
Marketing expenses	**17,352**	**17,384**	**5,847**	**5,660**
Taxes, contributions, fees	**16,100**	**14,834**	**5,454**	**5,053**
Real estate contributions	1,753	1,893	591	662
Patents	2,007	1,615	705	521
Other taxes	5	2	-	2
Contribution to the FMC (ex-SBIF)	12,335	11,324	4,158	3,868
Other legal charges	-	-	-	-
Total	**227,499**	**226,468**	**78,114**	**82,366**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 157

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 39 - DEPRECIATION AND AMORTISATION

The amounts corresponding to depreciation and amortisation charges to income as of September 30, 2023, and 2022 are detailed below:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023 MCh$	2022 MCh$	2022 MCh$	2023 MCh$
Amortisation of intangible assets	39,603	30,425	13,265	10,631
Depreciation of fixed assets	34,223	34,887	12,163	11,258
Depreciation and amortisation of assets for rights to use leased property	33,463	30,865	10,882	10,205
Total Depreciation and Amortisation	**107,289**	**96,177**	**36,310**	**32,094**

The reconciliation between the book value and balances as of September 30, 2023, and 2022, is as follows.

	Depreciation and amortisation			
	Fixed assets MCh$	Intangible assets MCh$	Right-of-use leased assets MCh$	Total MCh$
Balance as of January 1, 2023	**(400,270)**	**(243,520)**	**(181,385)**	**(825,175)**
Depreciation and amortisation charges for the period	(34,223)	(39,603)	(33,463)	**(107,289)**
Disposals and sales for the period	5,252	-	21,706	**26,958**
Other	(17)	12,161	17	**12,161**
Balance as of September 30, 2023	**(429,258)**	**(270,962)**	**(193,125)**	**(893,345)**

	Depreciation and amortisation			
	Fixed assets MCh$	Intangible assets MCh$	Right-of-use leased assets MCh$	Total MCh$
Balances as of January 1, 2022	**(357,639)**	**(201,146)**	**(162,228)**	**(721,013)**
Depreciation and amortisation charges for the period	(34,887)	(30,425)	(30,865)	**(96,177)**
Disposals and sales for the period	2,774	-	18,156	**20,930**
Other	-	-	-	**-**
Balance as of September 30, 2022	**(389,752)**	**(231,571)**	**(174,937)**	**(796,260)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 158

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 40 - IMPAIRMENT OF NON - FINANCIAL ASSETS The amounts corresponding to impairment charges to income as of September 30, 2023, and 2022 are detailed below: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 159 For the quarter ended September 30, For the period of 9 months until September 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ - - - - Impairment of investments in companies - - - - Impairment of intangible assets - - - - Impairment of fixed assets - - - - Impairment of assets for the right to use leased assets - - - - Impairment of other assets for investment properties - - - - Impairment of other assets due to income from ordinary activities generated by contracts with customers - - - - Acquisition gain through a business combination on highly advantageous terms - - - - Total As of September 30, 2023, the Bank has no impairment amounts for non - financial assets.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 41 - C R E D I T L O SS E X P E N S ES The movement as of September 30, 2023, and 2022, in credit loss expense is summarised as follows: a. The breakdown of credit loss expenses as of September 30, 2023, and 2022 is as follows: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 160 For the quarter ended September 30, For the period of 9 months until September 30, 2022 2023 2022 2023 Breakdown of loan loss expense for the period MCh$ MCh$ MCh$ MCh$ (78,223) (145,127) (280,918) (422,336) Expense of established provisions for credit risk on loans and receivables (33,263) (4,856) (38,060) (4,791) Expenditure on special provisions for credit risk 20,643 28,808 65,889 75,426 Recovery of impaired loans 1 480 (355) (581) Impairment for credit risk on other financial assets not measured at fair value through profit or loss (90,842) (120,695) (253,444) (352,282) Total .

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 41 - CREDIT LOSS EXPENSES, continued

b. The flow of expenditure on established provisions for credit risk and expense for credit loss on loans as of September 30, 2023, and 2022, is as follows:

Breakdown of expenditure on established provisions for credit risk and credit loss - for the period of 9 months until September 30, 2023 (MCh$)	Expenses of loan provisions in the period: Normal portfolio Assessment		Substandard Portfolio Assessment	Non-performing portfolio Assessment		Subtotal	FOGAPE Covid-19 guarantees deductible	Total
	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provision establishment	(91)	-	-	-	-	**(91)**	-	**(91)**
Provision release	123	-	-	-	-	**123**	-	**123**
Subtotal	**32**	**-**	**-**	**-**	**-**	**32**	**-**	**32**
Commercial loans								
Provision establishment	(15,584)	(4,259)	(14,088)	(52,446)	(97,276)	**(183,653)**	(154)	**(183,807)**
Provision release	16,664	14,471	12,809	11,625	4,498	**60,067**	6,754	**66,821**
Subtotal	**1,080**	**10,212**	**(1,279)**	**(40,821)**	**(92,778)**	**(123,586)**	**6,600**	**(116,986)**
Mortgage loans								
Provision establishment	-	(4,976)	-	-	(52,485)	**(57,461)**	-	**(57,461)**
Provision release	-	1,240	-	-	198	**1,438**	-	**1,438**
Subtotal	**-**	**(3,736)**	**-**	**-**	**(52,287)**	**(56,023)**	**-**	**(56,023)**
Consumer loans								
Provision establishment	-	(15,451)	(4)	(8,514)	(232,809)	**(256,778)**	-	**(256,778)**
Provision release	-	6,856	-	-	563	**7,419**	-	**7,419**
Subtotal	**-**	**(8,595)**	**(4)**	**(8,514)**	**(232,246)**	**(249,359)**	**-**	**(249,359)**
Expense of established provisions for credit risk on loans and receivables	**1,112**	**(2,119)**	**(1,283)**	**(49,335)**	**(377,311)**	**(428,936)**	**6,600**	**(422,336)**
Recovery of impaired loans:								
Interbank loans								**-**
Commercial loans								**38,229**
Mortgage loans								**17,065**
Consumer loans								**20,132**
Subtotal								**75,426**
Total								**(346,910)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 161

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 41 - CREDIT LOSS EXPENSES, continued

Breakdown of the expense of established provisions for credit risk and credit loss- for the period of 9 months until September 30, 2022 (MCh$)	Expenses of loan provisions in the period Normal portfolio Assessment		Substandard Portfolio Assessment	Non-performing portfolio Assessment		Subtotal	FOGAPE Covid-19 guarantees Deductible	Total
	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provision establishment	(87)	-	-	-	-	**(87)**	-	**(87)**
Provision release	85	-	-	-	-	**85**	-	**85**
Subtotal	**(2)**	**-**	**-**	**-**	**-**	**(2)**	**-**	**(2)**
Commercial loans								
Provision establishment	(19,666)	(12,399)	(8,462)	(61,930)	(90,708)	**(193,165)**	-	**(193,165)**
Provision release	21,092	4,051	14,680	10,474	30,140	**80,437**	8,265	**88,702**
Subtotal	**1,426**	**(8,348)**	**6,218**	**(51,456)**	**(60,568)**	**(112,728)**	**8,265**	**(104,463)**
Mortgage loans								
Provision establishment	-	(9,172)	-	-	(51,194)	**(60,366)**	-	**(60,366)**
Provision release	-	473	-	-	6,737	**7,210**	-	**7,210**
Subtotal	**-**	**(8,699)**	**-**	**-**	**(44,457)**	**(53,156)**	**-**	**(53,156)**
Consumer loans								
Provision establishment	-	(41,829)	-	-	(129,310)	**(171,139)**	-	**(171,139)**
Provision release	-	20,219	-	-	27,624	**47,843**	-	**47,843**
Subtotal	**-**	**(21,610)**	**-**	**-**	**(101,686)**	**(123,296)**	**-**	**(123,296)**
Expense of established provisions for credit risk on loans and receivables	**1,424**	**(38,657)**	**6,218**	**(51,456)**	**(206,711)**	**(289,182)**	**8,265**	**(280,918)**
Recovery of impaired loans:								
Interbank loans								**-**
Commercial loans								**33,503**
Mortgage loans								**14,391**
Consumer loans								**17,995**
Subtotal								**65,889**
Total								**(215,029)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 162

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 41 - CREDIT LOSS EXPENSES, continued

Breakdown of expense on provisions established for credit risk and credit loss for the period - for the quarter ended September 30, 2023 (MCh$)	Expenses of loan provisions in the period: Normal portfolio Assessment		Substandard Portfolio Assessment	Non-performing portfolio Assessment		Subtotal	FOGAPE Covid-19 guarantees deductible	Total
	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provision establishment	(37)	-	-	-	-	**(37)**	-	**(37)**
Provision release	43	-	-	-	-	**43**	-	**43**
Subtotal	**6**	**-**	**-**	**-**	**-**	**6**	**-**	**6**
Commercial loans								
Provision establishment	(6,824)	(1,205)	(2,597)	(23,404)	(35,195)	**(69,225)**	-	**(69,225)**
Provision release	4,983	6,355	4,667	589	3,383	**19,977**	2,537	**22,514**
Subtotal	**(1,841)**	**5,150**	**2,070**	**(22,815)**	**(31,812)**	**(49,248)**	**2,537**	**(46,711)**
Mortgage loans								
Provision establishment	-	(1,411)	-	-	(18,080)	**(19,491)**	-	**(19,491)**
Provision release	-	278	-	-	36	**314**	-	**314**
Subtotal	**-**	**(1,133)**	**-**	**-**	**(18,044)**	**(19,177)**	**-**	**(19,177)**
Consumer loans								
Provision establishment	-	(6,048)	-	(5)	(77,005)	**(83,058)**	-	**(83,058)**
Provision release	-	3,506	-	-	307	**3,813**	-	**3,813**
Subtotal	**-**	**(2,542)**	**-**	**(5)**	**(76,698)**	**(79,245)**	**-**	**(79,245)**
Expense of established provisions for credit risk on loans and receivables	**(1,835)**	**1,475**	**2,070**	**(22,820)**	**(126,554)**	**(147,664)**	**2,537**	**(145,127)**
Recovery of impaired loans:								
Interbank loans								**-**
Commercial loans								**15,240**
Mortgage loans								**6,065**
Consumer loans								**7,502**
Subtotal								**28,807**
Total								**(116,320)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 163

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 41 - CREDIT LOSS EXPENSES, continued

Breakdown of expense of provisions established for credit risk and credit loss for the period - for the quarter ended September 30, 2022 (MCh$)	Expenses of loan provisions in the period							
	Normal portfolio Assessment		Substandard Portfolio Assessment	Non-performing portfolio Assessment		Subtotal	FOGAPE Covid-19 guarantees deductible	Total
	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provision establishment	-	-	-	-	-	-	-	-
Provision release	-	-	-	-	-	-	-	-
Subtotal	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Commercial loans								
Provision establishment	(2,993)	(7,102)	(2,442)	(28,701)	(23,577)	**(64,815)**	-	**-64,815**
Provision release	16,073	1,231	6,229	3,016	25,049	**51,598**	2,392	**53,990**
Subtotal	**13,080**	**(5,871)**	**3,787**	**(25,685)**	**1,472**	**(13,217)**	**2,392**	**(10,825)**
Mortgage loans								
Provision establishment	-	(4,859)	-	-	(10,208)	**(15,067)**	-	**(15,067)**
Provision release	-	469	-	-	3,474	**3,943**	-	**3,943**
Subtotal	**-**	**(4,390)**	**-**	**-**	**(6,734)**	**(11,124)**	**-**	**(11,124)**
Consumer loans								
Provision establishment	-	(17,260)	-	-	(53,255)	**(70,515)**	-	**(70,515)**
Provision release	-	235	-	-	14,006	**14,241**	-	**14,241**
Subtotal	**-**	**(17,025)**	**-**	**-**	**(39,249)**	**(56,274)**	**-**	**(56,274)**
Expense of established provisions for credit risk on loans and receivables	**13,080**	**(27,286)**	**3,787**	**(25,685)**	**(44,511)**	**(80,615)**	**2,392**	**(78,223)**
Recovery of impaired loans:								
Interbank loans								-
Commercial loans								9,453
Mortgage loans								5,017
Consumer loans								6,173
Subtotal								**20,643**
Total								**(57,580)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 164

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 41 - CREDIT LOSS EXPENSE, continued

The balances of special provisions for credit risk expenses as of September 30, 2023, and 2022, are as follows:

Breakdown of expenses of special provisions for credit risk for the period	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2023 MCh$	2022 MCh$	2023 MCh$	2022 MCh$
Provision expense for contingent loans				
Interbank loans	-	-	-	-
Commercial loans	1,759	(3,036)	1,632	1,787
Consumer loans	(1,051)	(163)	(505)	(28)
Expense of provisions for local risk in operations with debtors abroad	501	139	17	(22)
Expense of special provisions for loans abroad	-	-	-	-
Expense of additional provisions for loans				
Commercial loans	-	10,000	-	10,000
Mortgage loans	-	(7,000)	-	(7,000)
Consumer loans	-	(38,000)	-	(38,000)
Expense of provision for adjustments to the minimum required provision for the normal portfolio with individual Assessment	-	-	-	-
Expense of provisions established for credit risk as a result of additional prudential requirements	(6,000)	-	(6,000)	-
Total	**(4,791)**	**(38,060)**	**(4,856)**	**(33,263)**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 165

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS The Bank currently has no results from discontinued operations. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 166

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 43 - D I S C L O S U R ES O F R E L ATED P ART I ES 'Related parties' refers to the Bank as well as its subsidiaries and associates, including the 'key personnel' of the Bank's management (members of the Bank's Board of Directors and also the managers of Banco Santander - Chile and its affiliates, together with their close relatives), as well as entities over which the key personnel may exercise significant influence or control . Furthermore, the Bank considers the various companies comprising Santander Group worldwide to be related parties, on the understanding that they all have a common parent company, which is Banco Santander SA (based in Spain) . Article 89 of the Chilean Corporation Law, which also applies to banks, provides that any transaction with a related party must be carried out on fair terms and conditions similar to those normally prevailing in the market . Additionally, Article 84 of the General Banking Law limits credits granted to related parties and prohibits granting credits to the Bank's directors, general managers, or general representatives . The Bank's transactions with its related parties are listed below . For ease of understanding, we have divided the information into four categories : Santander Group companies This category includes entities over which the Bank, as indicated in Note 01 (b) of these Consolidated Financial Statements, exercises some degree of influence and generally corresponds to the so - called' business support companies' . Associated companies This category includes those entities over which the Bank, as indicated in Note 01 (b) of these Interim Consolidated Financial Statements, exercises some degree of influence and, in general, corresponds to the so - called 'business support companies' . Ke y p e rson n el This category includes the members of the Bank's Board of Directors and Directors of Banco Santander - Chile and its affiliates, together with their close relatives . Other This category includes those related parties not included in the groups described above and which generally correspond to those entities over which key personnel can exercise noteworthy influence or control . The terms for transactions with related parties are equivalent to those of transactions made under market conditions or to which the corresponding considerations in kind have been attributed . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 167

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 43 - DISCLOSURES OF RELATED PARTIES

a. Loans to related parties

Loans and receivables, as well as contingent loans corresponding to related entities, are shown below:

The movement of loans with related parties during the financial periods of 2023, and 2022 has been as follows:

	As of September 30, 2023				As of December 31, 2022			
	Group companies MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$	Group companies MCh$	Associated companies MCh$	Key personnel MCh$	Other MCh$
Loans and receivables:								
Commercial loans	713,722	3,918	3,527	1,166	680,624	118	3,185	280
Mortgage loans	-	-	30,830	-	-	-	30,479	-
Consumer loans	-	-	6,457	-	-	-	6,540	-
Loans and receivables	**713,722**	**3,918**	**40,814**	**1,166**	**680,624**	**118**	**40,204**	**280**
Provision for loan losses	(850)	(12)	(515)	(22)	(2,213)	(8)	(164)	(10)
Net loans	**712,872**	**3,906**	**40,299**	**1,144**	**678,411**	**110**	**40,040**	**270**
Guarantee	1,031	-	31,590	110	1,031	-	31,590	110
Contingent loans:								
Guarantees and sureties	-	-	-	-	-	-	-	-
Letters of credit	115	-	-	-	19,162	-	-	-
Transactions with contingent events	4,480	-	-	4,378	30,422	-	-	-
Contingent loans	**4,595**	**-**	**-**	**4,378**	**49,584**	**-**	**-**	**-**
Provisions for contingent loans	(6)	-	-	(9)	(41)	-	-	-
Net contingent loans	**4,589**	**-**	**-**	**4,369**	**49,543**	**-**	**-**	**-**

	As of September 30, 2023				As of December 31, 2022			
	Group companies (*) MCh$	Related companies MCh$	Key personnel MCh$	Other MCh$	Group companies (*) MCh$	Related companies MCh$	Key personnel MCh$	Other MCh$
Balance as of January 1,	**730,208**	**118**	**40,204**	**280**	**607,378**	**192**	**29,889**	**219**
Loans granted	49,817	19,954	9,889	5,357	179,540	29	18,115	156
Loans paid	(61,708)	(16,154)	(9,279)	(93)	(56,710)	(103)	(7,800)	(95)
Total	**718,317**	**3,918**	**40,814**	**5,544**	**730,208**	**118**	**40,204**	**280**

(*) As of September 30, 2023, and December 31, 2022, loans corresponding to group companies outside the scope of consolidation amounted to MCh$19,856 and MCh$27,544, respectively.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 168

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 43 – DISCLOSURES OF RELATED PARTIES, continued

b. The assets and liabilities for related party transactions as of September 30, 2023, and December 31, 2022, are as follows:

Assets and liabilities from transactions with related parties

Types of assets and liabilities held with related parties As of September 30, 2023 (MCh$)	Type of related party			
	Group companies	Associated companies	Key personnel	Other
ASSETS				
Cash and deposits in banks	993,798	-	-	-
Financial assets held for trading at fair value through profit or loss				
1,468,466	408,771	-	-	-
Other assets	818,619	563,187	-	-
LIABILITIES				
Financial liabilities held for trading at fair value through profit or loss				
2,021,581	671,247	-	-	-
Financial liabilities at amortised cost				
83,118	1,680	3,978	1,326	573
97,623	-	13,889	1,368	1,511
128,314	-	-	22,279	99,438
22,303	-	-	-	-
1,221,338	-	-	-	-
Other liabilities	402,476	248,121	-	-

Types of assets and liabilities held with related parties As of December 31, 2022 (MCh$)	Type of related party			
	Group companies	Associated companies	Key personnel	Other
ASSETS				
Cash and deposits in banks	280,364	-	-	-
Financial assets held for trading at fair value through profit or loss				
Financial derivatives contracts	1,190,683	386,494	-	-
Other assets	676,850	287,053	-	-
LIABILITIES				
Financial liabilities held for trading at fair value through profit or loss				
Financial derivatives contracts	1,695,284	326,149	-	-
Financial liabilities at amortised cost				
Deposits and other demand liabilities	73,193	-	4,398	833
Time deposits and other term equivalents	10,376	-	9,442	1,102
Obligations under repurchase and securities lending agreements	64,547	-	-	18,135
Interbank borrowing	224,798	-	-	-
Debt and regulatory capital financial instruments issued	1,001,310	-	-	-
Other liabilities	267,130	325,070	-	-

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 169

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 43 – DISCLOSURES OF RELATED PARTIES, continued

c. Income and expenses from related party transactions

Type of income and expenses from related party transactions as of September 30, 2023 (MCh$)	Group companies	Associated companies	Key personnel	Other
Interest and adjustment income and expenses	(34,927)	865	1,039	(31)
Commission and service income and expenses	127,891	58,902	199	21
Net income from financial operations and foreign exchange results (*)	79,956	71,803	-	-
Other operating income and expenses	600	(694)	-	-
Remuneration and expenses of key personnel	-	-	(35,722)	-
Administrative and other expenses	(68,952)	(53,170)	-	-

(*) Corresponds mainly to derivative contracts that are used to financially hedge the foreign exchange risk of the assets and liabilities hedging positions of the Bank and its affiliates.

Type of income and expenses from related party transactions as of September 30, 2022 (MCh$)	Group companies	Associated companies	Key personnel	Other
Interest and adjustment income and expenses	(44,290)	-	3,273	(28)
Commission and service income and expenses	111,427	64,220	194	6
Net income from financial operations and foreign exchange results (*)	(453,742)	133,368	-	-
Other operating income and expenses	681	(607	-	-
Remuneration and expenses of key personnel	-	-	(32,736)	-
Administrative and other expenses	(62,940)	(61,936)	-	-

(*) Corresponds mainly to derivative contracts that are used to financially hedge the foreign exchange risk of the assets and liabilities hedging positions of the Bank and its affiliates.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 170

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 43 – DISCLOSURES OF RELATED PARTIES, continued

d. Individual transactions in the period with related parties that are legal entities that are not normal business transactions with customers in general and that involve a transfer of resources, services or obligations of more than UF 2,000, per paragraph 9 of IAS 24.

As of September 30, 2023			Description of the transaction			Transactions on matching terms to those with mutual independence between the parties,	Effect on the income statement		Effect on the statement of position	
Company name	Country of residence	Nature of the Relationship with the Bank	Type of service	Term	Renewal conditions		Revenues MCh$	Expenditure MCh$	Receivables MCh$	Payables MCh$
Banco Santander, SA	Spain	Group	Consulting Services	Monthly	Under contract	Yes	-	11,772	-	11,757
Santander Back-Offices Globales Mayoristas, SA	Spain	Group	BackOffice services	Monthly	Under contract	Yes	-	2,473	-	-
Santander Chile Holding SA							-	190	5	-
Santander Factoring SA	Chile	Group	Leases, Custody and Portal	Monthly	Under contract	Yes	32	314	20	105
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	Under contract	Yes	46	825	-	217
Santander Global Services, SL	Spain	Group	Consulting services	Monthly	Under contract	Yes	-	418	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	Under contract	Yes	-	3,528	-	28
Santander Global Technology and Operations Chile Limitada	Chile	Group	IT Services	Monthly	Under contract	Yes	-	222	-	222
Universia Chile SA	Chile	Group	Institutional Services	Monthly	Under contract	Yes	2	332	-	131
Aquanima Chile SA	Chile	Group	Procurement Services	Monthly	Under contract	Yes	-	1,506	-	163
Santander Asset Management SA Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	Under contract	Yes	-	505	-	58
Centro de Compensación Automatizado SA	Chile	Associated	Derivatives clearing	Monthly	Under contract	Yes	-	2,755	-	-
Zurich Santander Seguros Generales Chile SA	Chile	Associated	Channel Usage Services	Monthly	Under contract	Yes	151	-	-	-
First Tecnologia e Inovação Ltda	Brazil	Group	IT Services and Service Desk	Monthly	Under contract	Yes	-	6,221	-	-
Santander Global Technology and Operations, SL Unipersonal	Spain	Group	IT services and Ops,	Monthly	Under contract	Yes	-	39,800	-	-
Mercury Trade Finance Solutions, SpA,	Chile	Group	IT Services		Under contract	Yes	-	183	-	-
PagoNxt Trade Chile SpA	Chile	Group	Data processing and transfer		Under contract	Yes	-	956	-	956
PagoNxt Trade Services, SL	Spain	Group	Digital payments	Monthly	Under contract	Yes	-	391	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor SA	Chile	Group	Card Operator	Monthly	Under contract	Yes	-	469	-	-

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 171

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 43 – DISCLOSURE OF RELATED PARTIES, continued

As of December 31, 2022			Description of the transaction			Transactions on matching terms to those transactions with mutual independence between the parties.	Effect on the income statement		Effect on the statement of position	
Company name	Country of residence	Nature of the Relationship with the Bank	Type of service	Term	Renewal conditions		Revenues MCh$	Expenditure MCh$	Receivables MCh$	Payables MCh$
Banco Santander, SA	Spain	Group	Consulting Services	Monthly	Under contract	Yes	-	15,999	-	1,642
Santander Back-Offices Globales Mayoristas, SA	Spain	Group	BackOffice services	Monthly	Under contract	Yes	-	3,059	-	-
Santander Chile Holding SA	Chile	Group	Leases	Monthly	Under contract	Yes	234	-	234	-
Santander Factoring SA	Chile	Group	Leases, Custody and Portal	Monthly	Under contract	Yes	39	423	39	133
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	Under contract	Yes	60	1,019	60	523
Santander Global Facilities, SL	Spain	Group	Consulting services	Monthly	Under contract	Yes	-	341	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	Under contract	Yes	-	4,381	-	26
Santander Global Technology and Operations Chile Limitada	Chile	Group	IT Services	Monthly	Under contract	Yes	-	258	-	-
Universia Chile, SA	Chile	Group	Institutional Services	Monthly	Under contract	Yes	8	341	8	-
Aquanima Chile SA	Chile	Group	Procurement Services	Monthly	Under contract	Yes	-	1,710	-	-
Santander Asset Management SA Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	Under contract	Yes	-	626	-	78
Zurich Santander Seguros Generales Chile SA	Chile	Group	Channel Usage Services	Monthly	Under contract	Yes	187	-	187	-
Santander Global Technology and Operations, SL Unipersonal	Spain	Group	IT Services	Monthly	Under contract	Yes	-	49,744	-	-
Mercury Trade Finance Solutions, SpA	Chile	Group	IT Services	Monthly	Under contract	Yes	-	256	-	-
Centro de Compensación Automatizado SA	Chile	Group	Derivatives clearing	Monthly	Under contract	Yes	-	2,184	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor SA	Chile	Group	Card Operator	Monthly	Under contract	Yes	-	632	-	-
PagoNxt Trade Services, SL	Spain	Group	Digital payments	Monthly	Under contract	Yes	-	284	-	-

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 172

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 43 – D I S C L O S U R ES O F R E L ATED PART I E S , c o nti nued Payments to the Board of Directors and key personnel of the Bank’s Management and its subsidiaries. The remuneration received by key management personnel, including the members of the Bank's Board of Directors and Banco Santander - Chile's managers, are presented under the item ‘Remuneration and personnel expenses’ and/or ‘Administrative expenses’ in the Interim Consolidated Income Statements and corresponds to the following : Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 173 As o f Sep t em b er 3 0 , 2022 2023 MCh$ MCh$ 15,199 1 6,237 Remuneration of personnel 1,257 1,275 Remuneration of the Board of Directors 15,123 1 2,968 Gratuities (1,004) 1,787 Stock - based compensation 49 38 Seniority compensation 6 1,964 Pension plans 268 282 Training Costs 637 633 Health funds 1,204 538 Other personnel costs funds 32,736 35 , 72 2 Total Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries. As o f Sep t em b er 3 0, Composition of the Board of Directors and Key Management Personnel of the Bank and its subsidiaries 2022 2023 MCh$ MCh$ 11 11 Directors 133 128 Managers 144 139 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES Fair value is defined as the figure received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i . e . an exit price) regardless of whether that figure is directly observable or estimated using another valuation technique . The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place in the principal market for the asset or liability or the most advantageous market for the asset or liability . For those financial instruments for which market prices are not available, fair values have been estimated using recent transactions in similar instruments or, if not possible, the current values or other valuation techniques based on mathematical valuation models sufficiently validated by the international financial community . In using these models, the specific features of the asset or liability to be valued and, in particular, the different types of risks related to the asset or liability are considered . These techniques are inherently subjective and significantly affect the assumptions used, including the discount rate, estimates of future cash flows and prepayment assumptions . Therefore, the fair value of an asset or liability may not coincide exactly with the price at which the asset or liability could be delivered or settled on its valuation date and may not be justified by comparison with independent markets . Determining the fair value of financial instruments The following is a comparison between the book value of the Bank's financial assets and liabilities and their corresponding fair values as of September 30 , 2023 , and December 31 , 2022 : Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 174 As o f December 31, 2022 As o f September 30, 2023 Fair value Book value Fair value Book value MCh$ MCh$ MCh$ MCh$ Assets 11,827,006 11,827,006 12,247,681 12,247,681 Financial assets held for trading at fair value through profit or loss 11,672,960 11,672,960 11,975,997 11,975,997 Financial derivatives contracts 154,046 154,046 271,684 271,684 Debt financial instruments 6,023,039 6,023,039 7,058,984 7,058,984 Financial assets at fair value through other comprehensive income 5,880,733 5,880,733 6,961,694 6,961,694 Debt financial instruments 142,306 142,306 97,290 97,290 Other financial instruments 477,762 477,762 836,130 836,130 Financial derivative contracts for hedge accounting 43,838,759 43,596,957 42,733,485 43,661,400 Debt financial instruments at amortised cost 4,496,503 4,867,591 4,464,911 4,752,706 Debt financial instruments 39,342,256 38,729,366 38,268,574 38,908,694 Interbank loans and receivables from clients 2,442,325 2,442,325 2,432,202 2,432,202 Guarantees provided for derivative financial transactions

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

	As of September 30, 2023		As of December 31, 2022	
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**11,551,443**	**11,551,443**	**11,319,320**	**11,319,320**
Financial derivatives contracts	11,551,443	11,551,443	11,319,320	11,319,320
Financial derivative contracts for hedge accounting	2,423,969	2,423,969	2,788,794	2,788,794
Financial liabilities at amortised cost	**48,705,993**	**48,005,578**	**45,712,785**	**45,051,218**
Deposits and other demand liabilities	12,904,084	12,867,680	14,086,226	14,086,226
Time deposits and other term equivalents	15,651,236	15,845,348	12,978,790	13,117,554
Interbank borrowing	9,657,330	9,232,606	8,864,765	8,223,783
Debt and regulatory capital financial instruments issued	10,306,847	9,873,448	9,490,009	9,330,660
Other financial liabilities	186,496	186,496	292,995	292,995
Guarantees received for financial derivative transactions	**1,130,617**	**1,130,617**	**1,017,968**	**1,017,968**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 175

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The fair value approximates the book value of the following items, due to their short - term nature, for the following cases : cash and bank deposits, cash items in collection process and securities lending and repurchase agreements . Furthermore, the fair value estimates presented above are not intended to estimate the value of the Bank's profits generated by its business or future activities . They, therefore, do not represent the value of the Bank as a going concern . The methods used to estimate the fair value of financial instruments are detailed below . a. Debt financial instruments The estimated fair value of these financial instruments was established using market values or estimates from an available dealer or quoted market prices of similar financial instruments . Investments are valued at carrying value (recorded) as they are not considered to have a fair value significantly different from their historical one . To estimate the fair value of debt investments, the variables and additional elements (where applicable) were considered, including the estimated prepayment rates and the credit risk of the issuers . b. Interbank loans and receivables from clients The fair value of commercial, mortgage, credit cards and consumer loans are measured using discounted cash flow analysis . For this purpose, prevailing market interest rates are used regarding the product, term, amount and similar credit quality . The fair value of loans overdue by 90 days or more is measured using the market value of the associated collateral, discounted at the expected realisation rate and term . The estimated fair value is based on the book value for variable - rate loans whose interest rates frequently change (monthly or quarterly) and are not subject to any significant change in credit risk . The account balances and fair values are presented net of provisions for credit risk . c. Deposits and other demand obligations The disclosed fair value of non - interest - bearing deposits and savings accounts is the amount payable at the reporting date and equal to the book value . The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates offered to a schedule of monthly maturities expected in the market . d. Short and long - term issued debt instruments The fair value of these financial instruments is calculated using a discounted cash flow analysis based on the current incremental lending rates for similar loan types with similar maturities . e. Financial derivatives and hedge accounting contracts The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics . The fair value of interest rate swaps represents the estimated amount the Bank determines as the exit price under IFRS 13 . If there are no quoted market prices (direct or indirect) for any derivative instruments, the respective fair value estimates are calculated using valuation models and techniques such as Black - Scholes, Hull and Monte Carlo simulations . It considers relevant inputs such as option volatility, observable correlations between underlying values, counterparty credit risk, implied price volatility, the speed with which volatility reverts to its mean value and the linear relationship (correlation) between the value of a variable . Fair value measurement and hierarchy IFRS 13 'Fair Value Measurement' establishes a fair value hierarchy, which segregates the valuation technique's inputs and/or assumptions used to measure the fair value of financial instruments . The hierarchy prioritises unadjusted quoted prices in active markets for identical assets or liabilities (level 1 ) . The lowest priority is given to significant inputs with unobservable data (level 3 measures) . The three levels of the fair value hierarchy are as follows : - Level 1 : inputs are quoted (unadjusted) prices in active markets for identical assets and liabilities that the Bank can access at the measurement date . - Level 2 : inputs other than quoted prices included in Level 1 , which can be observed directly or indirectly for assets or liabilities . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 176

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

- Level 3: unobservable input for the asset or liability.

The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount the Bank expects to receive or pay to terminate the contracts or agreements, considering the term structures of the interest rate curve, volatility of the underlying and the credit risk of the counterparties.

In cases in which quotes cannot be observed, management makes its best estimate of the price that the market would set using its internal models, which in most cases use data based on observable market parameters as significant inputs (Level 2) and, in limited cases, use significant inputs that are not observable in market data (Level 3). Various techniques are used to estimate it, including extrapolating observable market data.

Financial instruments at fair value and determined by published quotations in active markets (Level 1) comprise:

- Instruments of the Chilean Central Bank and the Republic General Treasury
-Instruments issued abroad
- Mutual Funds

If the instruments are not 100% market observable, the price is a function of other market observable prices (Level 2). The following financial instruments are classified in level 2:

Type of financial instrument	Valuation model used	Description
· Mortgage and private bonds	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic data on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on information from historical spreads of the same or similar documents.
· Time deposits	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic code on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on the 'Issuer curves'.
· Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method, and then this curve is used to value the various derivatives.
· FX Options	Black-Scholes	Formula adjusted by the volatility smile (implicit volatility). BGC Partners provide prices (volatilities) according to the following criteria: The volatility surface is built through interpolation using published market prices, and these volatilities are then used to value the options.
· Guarantees for threshold transactions, guarantee deposits	Present value of cash flows	Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options.

In limited cases, unobservable inputs are used in market data (Level 3). Various techniques are used to estimate this, including extrapolating observable market data or a mix of observable data.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 177

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

The following financial instruments are classified at level 3:

Type of financial instrument	Valuation model used	Description
· Caps/Floors/Swaptions	Black Normal model for Cap/Floors and Swaptions	There is no observable input of implied volatility.
	Black-Scholes	There is no observable input of implied volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd is unsupported by Murex (platform) due to the UF forward estimate.
· CCS, IRS, CMS in Active Bank Rate (TAB)	Present value of cash flows	Valuation obtained using yield curve interpolating to maturity of flows. Nevertheless, TAB is not a directly observable variable nor correlated to any market input.
	Present value of cash flows	Valuation using prices of instruments with similar characteristics plus a liquidity charge-off rate.
· CCS (maturities over 30 years)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method and then this curve is used to value the various derivatives.
· Recognition bonds	Spread over risk-free	Valuation by the stochastic dynamic model to obtain the discount rate.
· Receivables accounts valued at fair value	Present value of cash flows	Measured by discounting the estimated cash flow using the interest rate of the new contracts.

The Bank estimates that any changes in the unobservable inputs for instruments classified as level 3 would not result in significant differences in the fair value measurement.

The following table presents the assets and liabilities that are measured at fair value constantly:

As of September 30,	2023 MCh$	Fair value measurements Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Financial assets held for trading at fair value through profit or loss	**12,247,681**	**271,684**	**11,975,997**	**-**
Financial derivatives contracts	11,975,997	-	11,975,997	-
Debt financial instruments	271,684	271,684	-	-
Financial assets at fair value through other comprehensive income	**7,895,114**	**6,955,837**	**841,542**	**97,735**
Debt financial instruments	6,961,694	6,955,837	5,412	445
Other financial instruments	97,290	-	-	97,290
Financial derivative contracts for hedge accounting	836,130	-	836,130	-
Guarantee money deposits	**2,432,204**	**-**	**2,432,204**	**-**
Total	**22,574,999**	**7,227,521**	**15,249,743**	**97,735**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**11,551,443**	**-**	**11,551,443**	**-**
Financial derivatives contracts	11,551,443	-	11,551,443	-
Financial derivative contracts for hedge accounting	**2,423,969**	**-**	**2,423,969**	**-**
Guarantees for threshold operations	**1,130,617**	**-**	**1,130,617**	**-**
Total	**15,106,029**	**-**	**15,106,029**	**-**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 178

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

As of December 31,		Fair value measurements		
	2022 MCh$	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Financial assets held for trading at fair value through profit or loss	**11,827,006**	**154,046**	**11,672,922**	**38**
Financial derivatives contracts	11,672,960	-	11,672,922	38
Debt financial instruments	154,046	154,046	-	-
Financial assets at fair value through other comprehensive income	**6,023,039**	**5,870,407**	**9,894**	**142,738**
Debt financial instruments	5,880,733	5,870,407	9,894	432
Other financial instruments	142,306	-	-	142,306
Financial derivative contracts for hedge accounting	**477,762**	-	**477,762**	-
Guarantee money deposits	**2,442,327**	-	**2,442,327**	-
Total	**20,770,134**	**6,024,453**	**14,602,905**	**142,776**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**11,319,320**	-	**11,319,320**	-
Financial derivatives contracts	11,319,320	-	11,319,320	-
Financial derivative contracts for hedge accounting	**2,788,794**	-	**2,788,794**	-
Guarantees for threshold operations	**1,017,967**	-	**1,017,967**	-
Total	**15,126,081**	-	**15,126,081**	-

The following tables present assets and liabilities that are not measured at fair value repeatedly in the consolidated statement of financial position:

As of September 30,		Fair value measurements		
	2023 MCh$	Level 1 MCh$	Level 2 MCh$	Level 3 MCh$
Assets				
Debt financial instruments at amortised cost				
Debt financial instruments	**4,464,911**	4,464,911	-	-
Interbank loans and receivables from clients	**38,268,574**	-	-	38,268,574
Total	**42,733,485**	**4,464,911**	-	**38,268,574**
Liabilities				
Financial liabilities at amortised cost				
Deposits and other demand liabilities	**12,867,680**	-	-	12,867,680
Time deposits and other term equivalents	**15,845,348**	-	15,845,348	-
Interbank borrowing	**9,232,606**	-	9,232,606	-
Debt and regulatory capital financial instruments issued	**9,873,448**	-	9,873,448	-
Other financial liabilities	**186,496**	-	186,496	-
Total	**48,005,578**	-	**35,137,898**	**12,867,680**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 179

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 180 Fair value measurements Level 3 Level 2 Level 1 2022 As o f Dec em b er 3 1 , MCh$ MCh$ MCh$ MCh$ Assets Debt financial instruments at amortised cost - - 4,496,503 4,496,503 Debt financial instruments 39,342,256 - - 39,342,256 Interbank loans and receivables from clients 39,342,256 - 4,496,503 43,838,759 Total Liabilities Financial liabilities at amortised cost 14,086,226 - - 14,086,226 Deposits and other demand liabilities - 13,117,554 - 13,117,554 Time deposits and other term equivalents - 8,223,783 - 8,223,783 Interbank borrowing - 9,330,660 - 9,330,660 Debt and regulatory capital financial instruments issued - 292,995 - 292,995 Other financial liabilities 14,086,226 30,964,992 - 45,051,218 Total The fair value of other assets and other liabilities approximates its book value. The methods and assumptions for estimating fair value are defined below: Loans and amounts owed by credit institutions and clients : Fair value is estimated for groups of loans with similar characteristics . The fair value was measured by discounting the estimated cash flow using the interest rate of the new contracts . First, the future cash flow of the current loan portfolio is estimated using contractual rates . Then the new loans distributed over the risk - free interest rate are incorporated into the (risk - free) yield curve to calculate the loan portfolio at fair value . Regarding behavioural assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, resulting in a more realistic future cash flow . Deposit and Bank Borrowings : The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and prevailing market rates for instruments with similar maturities . The book value was considered to approximate the fair value for variable - rate deposits . Debt instruments issued and other financial obligations : The fair value of long - term borrowings was estimated using the discounted cash flow to the interest rate presented in the market with similar terms and maturities . The valuation techniques used to estimate each level are defined in Note 2. There were no transfers between levels 1 and 2 as of September 30, 2023, and 2022, and December 31, 2022.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The following table presents the Bank's activity for assets and liabilities measured at fair value repeatedly using significant inputs with unobserved data (level 3) as of September 30, 2023, and December 31, 2022: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 181 Liabilities Assets MCh$ MCh$ - 142,776 As o f J a nuar y 1, 2 0 2 3 Total realised and unrealised profit (loss): - (19) Included in profit - 7,929 Included in comprehensive income - (52,952) Acquisitions, issues, liquidations and placements (net) - - Level transfers - 97,735 As o f Sep t em b er 3 0 , 202 3 - ( 4 5 ,041 ) Total profit or loss included in profit or loss as of September 30, 2023 attributable to the change in unrealised profit (loss) relating to assets or liabilities as of December 31, 2022 Liabilities Assets MCh$ MCh$ - 100,814 As o f J a nuar y 1, 2 0 2 2 Total realised and unrealised profit (loss): - 42,085 Included in profit - (123) Included in comprehensive income - - Acquisitions, issues and placements (net) - - Level transfers - 142,776 As o f Dec em b er 3 1 , 202 2 - 41,962 Total profit or loss included in profit or loss as of December 31, 2022 attributable to the change in unrealised profit (loss) relating to assets or liabilities as of December 31, 2021 The quarterly Local Risk Factor Internal Committee reviews the cases in which transfers are to be made between the different levels . During the year 2023 , the Committee decided to reclassify instruments from level 3 to level 2 . Realised and unrealised profit (loss) included in results as of September 30 , 2023 , and 2022 , on assets and liabilities measured at fair value regularly through significant inputs with unobservable data (Level 3 ) are recorded in the Interim Consolidated Income Statements under 'Net income from financial operations' . The potential effect as of September 30 , 2023 , and 2022 , on the continuous valuation of assets and liabilities measured at fair value through significant inputs with unobservable data (Level 3 ) – which would stem from a change in key assumptions in case using other reasonably possible assumptions is more or less favourable than those used — is not considered significant to the Bank .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, The following tables show the financial instruments subject to compensation according to IAS 32 for 2023 and 2022: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 182 Linked financial instruments offset on the balance sheet Amount in the statement o f financi a l position Residual s of financial instruments that are not li n k ed an d / or not subject to compensat i on Net amount p r e sen t ed in the balance sheet Amounts offset on the balance sheet Gross import s As o f Sep t em b er 3 0, 202 3 MCh$ MCh$ MCh$ MCh$ MCh$ Assets 12,812,127 150,954 12,661,173 - 12,661,173 Financial derivatives contracts and hedge accounting (*) 4,155 - 4,155 - 4,155 Repurchase and securities lending contracts 38,908,694 38,908,694 - - - Interbank credits and receivables from clients 51,724,976 39,059,648 12,665,328 - 12,665,328 Total Liabilities 13,975,412 328,157 13,647,255 - 13,647,255 Financial derivatives contracts and hedge accounting (*) 712,630 - 712,630 - 712,630 Repurchase and securities lending contracts 38,212,650 38,212,650 - - - Deposits and obligations with banks 52,900,692 38,540,807 14,359,885 - 14,359,885 Total (*) These items include guarantees of MCh$2,370,128 and MCh$756,781 for derivative assets and liabilities, respectively. Linked financial instruments offset on the balance sheet Amount in the s t a te m en t of financial position Re siduals of financial instruments that are not linked and/or not subject to compens a t i on Net am ou nt pre s ente d in the balance sheet Amounts offset on the b al an ce shee t Gross im ports As o f Decembe r 31 , 2 02 2 MCh$ MCh$ MCh$ MCh$ MCh$ Assets 12,150,722 1,870,431 10,280,291 - 10,280,291 Financial derivatives contracts and hedge accounting (*) - - - - - Repurchase and securities lending contracts 37,692,840 37,692,840 - - - Interbank credits and receivables from clients 49,843,562 39,563,271 10,280,291 - 10,280,291 Total Liabilities 14,108,114 2,742,833 11,365,281 - 11,365,281 Financial derivatives contracts and hedge accounting (*) 315,355 - 315,355 - 315,355 Repurchase and securities lending contracts 35,929,781 35,929,781 - - - Deposits and obligations with banks 50,353,250 38,672,614 11,680,636 - 11,680,636 Total (*) These items include guarantees of MCh$1,695,431 and MCh$746,729 for derivative assets and liabilities, respectively. To reduce the credit exposure on its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, establishing the terms and conditions under which they operate . In general terms, collateral (received/delivered) operates when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Financial derivative contracts are listed below, according to their collateral agreement: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 183 As o f Decembe r 31 , 2 02 2 As o f Septe m be r 30 , 202 3 Liabilities Assets Liabilities Assets Financial derivatives contracts and hedge accounting MCh$ MCh$ MCh$ MCh$ 9,588,768 8,177,074 12,766,108 11,713,755 Derivative contracts with a zero threshold collateral agreement 536,318 440,091 881,193 947,438 Derivative contracts with non - zero threshold collateral agreement 3,983,028 3,533,557 328,111 150,934 Derivative contracts without collateral agreement 14,108,114 12,150,722 13,975,412 12,812,127 Total financial derivatives

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES

As of September 30, 2023, and December 31, 2022, the detail of the maturity of financial assets and liabilities according to their remaining maturities is as follows:

As of September 30, 2023	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial assets								
Cash and bank deposits	2,411,594	-	-	-	-	-	-	**2,411,594**
Cash in collection process	2,088,892	-	-	-	-	-	-	**2,088,892**
Debt financial instruments - at fair value through profit or loss	-	443	-	14,816	140,733	-	115,692	**271,684**
Debt instruments at fair value with changes in other comprehensive income	-	4,568,139	-	11,090	1,611	685,703	1,695,151	**6,961,694**
Financial derivative contracts and hedge accounting	-	544,971	719,301	2,405,686	3,221,063	1,621,489	4,299,617	**12,812,127**
Rights under repurchase and securities lending agreements	-	4,155	-	-	-	-	-	**4,155**
Debt financial instruments at amortised cost (1)	-	-	-	336,641	4,416,065	-	-	**4,752,706**
Interbank loans (2)	-	13,000	-	-	-	-	-	**13,000**
Loans and receivables from clients (3)	936,888	3,438,732	2,899,900	5,474,051	8,087,734	4,586,438	14,605,413	**40,029,156**
Guarantee money deposits	2,432,202	-	-	-	-	-	-	**2,432,202**
Total financial assets	**7,869,576**	**8,569,440**	**3,619,201**	**8,242,284**	**15,867,206**	**6,893,630**	**20,715,873**	**71,777,210**

As of September 30, 2023	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial liabilities								
Cash in collection process	2,034,401	-	-	-	-	-	-	**2,034,401**
Financial derivative contracts and hedge accounting	-	573,820	699,362	3,483,370	3,359,950	1,777,289	4,081,621	**13,975,412**
Deposits and other demand liabilities	12,904,084	-	-	-	-	-	-	**12,904,084**
Time deposits and other term equivalents	231,440	7,525,826	4,050,544	3,754,029	56,284	5,639	27,474	**15,651,236**
Obligations under repurchase and securities lending agreements	-	712,429	-	201	-	-	-	**712,630**
Interbank borrowing	26,410	308,785	784,469	8,150,611	387,055	-	-	**9,657,330**
Debt and regulatory capital financial instruments issued	-	-	390,380	1,368,466	3,072,750	1,846,296	3,628,955	**10,306,847**
Other financial liabilities	-	186,298	-	-	159	39	-	**186,496**
Obligations under leasing contracts	-	-	-	23,403	41,072	25,701	26,211	**116,387**
Guarantee money deposits	1,130,617	-	-	-	-	-	-	**1,130,617**
Total financial liabilities	**16,326,952**	**9,307,158**	**5,924,755**	**16,780,080**	**6,917,270**	**3,654,964**	**7,764,261**	**66,675,440**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is MCh$1,105.
(2) Amounts due from banks are presented on a gross basis; the amount of the provision is MCh$5.
(3) Loans and receivables are presented on a gross basis; the amount of provisions is MCh$1,133,457.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 184

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued

As of December 31, 2022	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial assets								
Cash and bank deposits	1,982,942	-	-	-	-	-	-	**1,982,942**
Cash in collection process	843,816	-	-	-	-	-	-	**843,816**
Debt financial instruments - at fair value through profit or loss	-	1	114,165	70	3,880	23,277	12,653	**154,046**
Debt instruments at fair value with changes in other comprehensive income	-	2,617,251	744,182	68,973	2,167	559,210	1,888,950	**5,880,733**
Financial derivative contracts and hedge accounting	-	734,755	570,803	1,499,473	3,396,062	2,026,248	3,923,382	**12,150,723**
Rights under repurchase and securities lending agreements	-	-	-	-	-	-	-	**-**
Debt financial instruments at amortised cost (1)	-	-	96,326	-	2,545,919	2,225,346	-	**4,867,591**
Interbank loans (2)	-	32,955	-	-	-	-	-	**32,955**
Loans and receivables from clients (3)	713,513	3,402,788	2,980,575	5,158,378	7,943,135	4,431,396	14,066,625	**38,696,410**
Guarantee money deposits	2,442,327	-	-	-	-	-	-	**2,442,327**
Total financial assets	**5,982,598**	**6,787,750**	**4,506,051**	**6,726,894**	**13,891,163**	**9,265,477**	**19,891,610**	**67,051,543**

As of December 31, 2022	On demand MCh$	Up to 1 month MCh$	Between 1 to 3 months MCh$	Between 3 to 12 months MCh$	Between 1 to 3 years MCh$	Between 3 to 5 years MCh$	More than 5 years MCh$	Total MCh$
Financial liabilities								
Cash in collection process	746,872	-	-	-	-	-	-	**746,872**
Financial derivative contracts and hedge accounting	-	67,236	151,948	2,541,236	4,686,662	2,415,134	4,245,898	**14,108,114**
Deposits and other demand liabilities	14,086,226	-	-	-	-	-	-	**14,086,226**
Time deposits and other term equivalents	234,170	12,712,880	5,806	-	25,934	-	-	**12,978,790**
Obligations under repurchase and securities lending agreements	-	211,730	103,516	109	-	-	-	**315,355**
Interbank borrowing	24,667	149,482	818,030	2,288,492	5,584,094	-	-	**8,864,765**
Debt and regulatory capital financial instruments issued	-	92,205	62,084	334,107	2,809,572	1,715,753	4,476,288	**9,490,009**
Other financial liabilities	-	292,756	-	-	142	97	-	**292,995**
Obligations under leasing contracts	-	-	-	25,902	46,955	32,785	31,447	**137,089**
Guarantee money deposits	1,017,968	-	-	-	-	-	-	**1,017,968**
Total financial liabilities	**16,109,903**	**13,526,289**	**1,141,384**	**5,189,846**	**13,153,359**	**4,163,769**	**8,753,633**	**62,038,183**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is MCh$894.
(2) Amounts due from banks are presented on a gross basis; the amount of the provision is MCh$36.
(3) Loans and receivables are presented on a gross basis; the amount of provisions is MCh$1,036,525.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 185

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY

The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies at the end of the year ended on September 30, 2023, and December 31, 2022.

	As of September 30, 2023										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets	34,920,763	25,194,547	3,280	7,824,535	285,095	4,161	6,916	12,263	1,178	-	56,098
Non-financial assets	1,652,143	175,045	12	2,352,119	1,540	256	797	-	-	-	-
TOTAL ASSETS	**36,572,906**	**25,369,592**	**3,292**	**10,176,654**	**286,635**	**4,417**	**7,713**	**12,263**	**1,178**	**-**	**56,098**
Financial liabilities	44,190,732	7,003,550	-	12,358,037	591,449	821	757,507	334,945	6,105	-	185,290
Non-financial liabilities	1,339,457	145,871	82	1,202,722	53,844	29	1,291	130	7	-	1,382
TOTAL LIABILITIES	**45,530,189**	**7,149,421**	**82**	**13,560,759**	**645,293**	**850**	**758,798**	**335,075**	**6,112**	**-**	**186,672**

	As of December 31, 2022										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets	33,409,175	23,698,931	111,018	6,305,859	150,370	15,804	3,181	17,849	117	-	3,403
Non-financial assets	1,921,828	186,188	12	2,338,517	1,506	34	809	-	-	-	3
TOTAL ASSETS	**35,331,003**	**23,885,119**	**111,030**	**8,644,376**	**151,876**	**15,838**	**3,990**	**17,849**	**117**	**-**	**3,406**
Financial liabilities	41,492,839	7,805,156	1	10,209,855	440,062	1,267	710,381	225,558	7	-	135,089
Non-financial liabilities	1,856,448	44,426	42	1,001,061	918	18	1,433	144	1	-	1,526
TOTAL LIABILITIES	**43,349,287**	**7,849,582**	**43**	**11,210,916**	**440,980**	**1,285**	**711,814**	**225,702**	**8**	**-**	**136,615**

The fair value of derivative instruments is shown in Chilean Peso currency and the notional amount is not included.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 186

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G G e n e r a l i n f o r ma t ion The Bank has placed risk management at the centre of its activity to ensure that the organisation as a whole acts responsibly in the new social context, economic changes, customer demands and the business environment, always aligned with the strong corporate culture and abiding of the legal regulations in force . The risk management and control model is underpinned by a set of common principles, a risk culture integrated into the Bank in its entirety, a strong governance structure, and advanced risk management processes and tools . Banco Santander's risk management and control principles are mandatory, must always be applied, and comprise the regulatory requirements and best practices . They are : 1. A strong risk culture that all employees follow, that covers all risks, and promotes socially responsible management, contributing to the Bank's long - term sustainability. 2. All employees are responsible for risk management and must know and understand the risks generated by their daily activities. They must avoid taking risks whose impact is unknown or exceeds the Bank's risk appetite limits. 3. Involvement of senior management in ensuring consistent risk management and control through their conduct, actions, and communications. This body promotes risk culture, assessing its degree of implementation and monitoring that the profile remains within the levels defined in the Bank's risk appetite. 4. Independence of risk management and control functions. 5. Comprehensive anticipatory risk management and control approach across all businesses and risk types. 6. Proper and comprehensive information management which enables risks to be identified, assessed, managed and communicated appropriately at the respective levels. These principles, together with several interconnected tools and processes of the strategy, such as the risk appetite, risk profile assessment, scenario analysis, risk reporting structure, and annual budget processes, all articulate a holistic control structure for the entire Bank . The Bank has a solid risk culture known as Risk Pro, which defines how risks are understood and managed daily . It is based on the principle that all employees are responsible for risk management, where their classification is fundamental for effective management and control . All identified risks should, therefore, be associated with risk categories to organise their management, control and related information . The Bank's risk classification enables effective risk management, control and communication . Its corporate risk framework includes the following : Credit risk: it is the risk of financial loss arising from the default or deterioration in the credit quality of a customer or counterparty to which Banco Santander Chile has provided financing or has assumed a contractual obligation. Market risks: they arise from holding financial instruments whose value may be affected by changes in market conditions; they generally include the following types of risk: - Foreign exchange risk, which arises from changes in the exchange rate between currencies. - Fair value interest rate risk, which arises from changes in market interest rates. - Price risk, which arises from changes in market prices, either due to factors specific to the instrument itself or factors affecting all instruments traded in the market. - Inflation risk, which arises due to changes in inflationary indices in Chile, which would apply mainly to financial instruments denominated in UF. Liquidity risk: it is the risk that liquid financial resources will not be available to meet obligations as they fall due or can only be obtained at a high cost. Operational risk: it is the risk of loss due to inadequate or failed internal processes, employees and systems or due to external events. It includes legal risk and conduct risk. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 187

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued Capital risk : it is the risk that the Bank has insufficient capital quantity and/or quality to meet the minimum requirements to operate as a bank, respond to market expectations regarding its credit capacity and support the growth of its business and any strategies that may emerge per its strategic plan . R i s k g o v er n a n c e The Bank has a robust risk governance structure that pursues effective control of the risk profile, consistent with the appetite defined by the Board . It is based on the distribution of roles among the three lines of defence and a strong committee structure, which is reinforced by the Risk Pro culture that permeates the entire organisation . The Bank's model of three lines of defence aims to ensure effective risk management and control : First line Business lines and all other risk - creating functions constitute the first lines of defence . These functions must ensure their risks align with the approved risk appetite and corresponding limits . Any unit that originates risk has primary responsibility for managing said risk . Second line The Risk and Compliance and Conduct functions constitute the second line of defence . Its role is to independently monitor and challenge the risk management activities of the first line of defence . These functions ensure risk management under the appetite defined by the Board and promote a strong risk culture throughout the organisation . Third line The Internal Audit function regularly assesses that policies, methodologies, and procedures are adequate and effectively implemented in managing and controlling all risks . The risk, compliance and internal audit functions have an adequate level of separation and independence, as well as direct access to the Board and its committees . Risk committee structure The Board of Directors is responsible for establishing and monitoring the Bank's risk management structure . It has a corporate governance system aligned with local regulations and international best practices . Furthermore, it has several high - level committees that are key to risk management, each of which is composed of directors and executive members of Santander's management and are described in detail in the Corporate Governance section of this Report : A. Comprehensive Risk Committee (CIR) The Board's Comprehensive Risk Committee is the body responsible for advising the Board on the definition of the risk appetite that the business areas may assume and supervising the correct identification, measurement, and control of all risks that may affect the Bank . In addition, this committee acts as a governance body through which the Board oversees the reasonableness of risk measurement and control systems . B. Directors and Audit Committee The main objective of the committee is to supervise the Bank and its subsidiaries concerning the process of generating the financial statements ; the management of the internal and external auditors in this process so that the institution provides adequate information for its shareholders, investors and the public in general, and to ensure the efficiency of the company's internal control systems, as well as its compliance with the rules and regulations applicable . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 188

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued C. ALCO and Markets Committee (Assets Liabilities Committee) Its main functions are monitoring and controlling structural balance sheet risks, such as inflation exposure limits, interest rate risk, capital funding levels and liquidity . Furthermore, it reviews the developments in the most relevant local and international monetary markets and policies, as well as revealing and analysing the main economic and risk factors that directly impact the performance of trading portfolios . D. Appointment Committee The committee constantly reviews the application of appointment policies and processes to those positions defined as 'key personnel' in particular and reviews the application of these policies to other individuals in the organisation in general. E. Remuneration Committee Constant review of the regulatory documentation concerning the evaluation and remuneration of positions defined as 'key personnel' and also of other persons in the organisation in general. The Board delegates the identification, measurement and control of the various risks faced by the Bank to the Risk Division, which is led by the Chief Risk Officer (CRO), and reports directly to the CEO . The Chief Risk Officer (CRO) is responsible for monitoring all risks and reviewing and advising the business lines on managing these risks . This division is responsible for credit, market, non - financial, compliance, and reputational risks . The Director of Internal Audit reports directly to the Chairman of the Board of Directors to ensure independence from senior management and thus be an effective third line of defence in risk management and internal control . C R E D IT R ISK Credit risk is the risk of financial loss arising from the default or deterioration in the credit quality of a client or counterparty to which the Bank has provided financing or assumed a contractual obligation . It is our most relevant risk, both in terms of exposure and capital consumption . C r e di t r i s k m a n a ge m e n t The Bank's credit risk identification, analysis, decision and control processes are based on a comprehensive view of the credit risk cycle, including the transaction, the client and the portfolio. Identifying credit risk allows for active management and effective control of portfolios. External and internal risks are identified and classified in each business to adopt corrective and mitigating measures where necessary, through the following processes: 1. Planning : Planning allows us to establish business objectives and define concrete action plans according to our risk appetite statement . The commercial strategic plans are a management and control tool defined by the business and risk areas for our credit portfolios . Commercial strategies, risk policies, means and infrastructures are determined, ensuring a holistic view of the portfolios . 2. Risk assessment and credit rating process : Risk approval criteria are generally based on the ability of borrowers to meet their financial obligations . The funds or net cash flows from their business or regular income are analysed to determine this capacity . Our credit quality assessment models are built around rating engines, different in each of our segments, which we monitor and test to fine - tune the decisions and ratings they assign . 3. Scenario analysis : This enables the determination of potential risks in credit portfolios, providing a better understanding of their behaviour under different macroeconomic conditions, as well as anticipating and applying management strategies to avoid future deviations from established plans and goals . 4. Monitoring : Holistic monitoring of all clients facilitates the observation of credit quality and early detection of impacts on risk evolution . The regular monitoring of business performance and its comparison with pre - established plans are essential in credit risk management . Our monitoring function uses a system that helps establish client - specific monitoring levels, policies and actions . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 189

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued 5. Credit risk mitigation techniques : Risk approval criteria are based on determining the ability of borrowers to meet their financial obligations without relying on collateral or pledged assets as security . These are always considered as a second recovery channel in case the first one fails and are defined as a reinforcement measure added to a credit operation to mitigate the loss in case of default . 6. Recovery management : Recovery management defines a strategy based on the economic environment, business model and other particularities of local recovery . Effective and efficient recovery management requires segmenting our customers according to their characteristics and using new digital channels that support the creation of sustainable value . The Board has delegated responsibility for credit risk management to the Integrated Risk Committee (IRC) and the Bank's risk departments, whose roles are summarised below : - Formulation of credit policies, in consultation with the business units, covering collateral requirements, credit assessment, risk rating and reporting, documents and legal procedures in compliance with regulatory, legal and internal Bank requirements . - Establishing the authorisation structure for the approval and renewal of credit applications . The Bank structures credit risk levels by limiting the concentration of credit risk in terms of individual debtors, groups of debtors, industry segments and countries . - Authorisation limits are assigned to the respective business unit officers (commercial, consumer, SME) and are monitored continuously by the administration . Furthermore, these limits are regularly reviewed . Risk assessment teams at the branch level regularly interact with clients . Nevertheless, for large operations, the risk teams at the head office and even the Risk Committee may collaborate directly with clients in assessing credit risks and preparing credit applications . - Limiting exposure concentrations to customers, counterparties, in geographic areas, industries (for receivables or credits), and credit rating and liquidity (for investments) by the issuer . - Developing and maintaining the Bank's risk classification to categorise risks by the exposure to financial loss of the respective instruments and with the purpose to focus risk management specifically on the related risks . - Reviewing and assessing credit risk . The risk divisions are largely independent of the Bank's commercial division and assess all credit risks above designated limits before customer credit approvals or specific investment acquisitions . Credit renewals and reviews are subject to similar processes . The risk assessment teams regularly interact with our clients . Risk teams collaborate directly with clients to assess credit risks and prepare credit applications for larger transactions . Credit approval committees, including risk and commercial staff, must ensure that each applicant meets appropriate qualitative and quantitative parameters . The Bank's Board of Directors defines the powers of each committee . In preparing a credit application for a corporate customer whose loans are approved on an individual basis, the Bank verifies various parameters such as the debt servicing capacity (including, typically, projected cash flows), the customer's financial history, and/or their projections for the economic sector in which they operate . The risk division is actively involved in this process and prepares the credit application for the customer . All applications contain an analysis of the client's strengths and weaknesses, a rating and a recommendation . Credit limits are not determined based on outstanding customer balances but on the financial group's direct and indirect credit risk . For example, a corporation would be assessed with its subsidiaries and affiliates . Their respective risk divisions assess and approve consumer loans (individuals, SMEs) . The assessment is based on an evaluation system known as Garra (Banco Santander - Chile), an automated process with a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors . The credit application process is based on collecting information to determine the client's financial situation and ability to pay . The parameters used to assess the applicant's credit risk include several variables such as income levels, length of current employment, indebtedness, and credit bureau reports . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 190

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued For investments in debt instruments, the Bank assesses the probability of Non - collectability or default of issuers or counterparties using internal and external assessments such as the Bank's independent risk assessors . Furthermore, the Bank adheres to a strict and conservative policy that ensures that the investment issuers and counterparties to derivative transactions have the highest reputation . Furthermore, the Bank operates several instruments which, although involving exposure to credit risk, are not reflected in the Interim Consolidated Statements of Financial Position, such as guarantees and sureties, documentary letters of credit, letters of guarantee and commitments to extend credit . Guarantees and sureties represent an irrevocable payment obligation . If a guaranteed customer defaults on its obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments . These transactions involve the same credit risk exposure as ordinary loans . Documentary letters of credit are commitments recorded by the Bank on behalf of the customer . They are secured by the traded goods they relate to and have a lower risk than direct borrowing . The guaranteed bonds are contingent commitments that become effective only if the customer fails to perform the works agreed with a third party, as guaranteed by the bonds . In the case of commitments to extend credit, the Bank is potentially exposed to losses equal to the total unused commitment . Nevertheless, the likely amount of loss is less than the unused total of the commitment . In addition, the Bank monitors the maturity period of the credit lines because long - term commitments generally have a higher credit risk than short - term commitments . Covid - 19 Solutions The government has supported SMEs by expanding the Guarantee Fund for Small Entrepreneurs (Fogape) and by amending rules and regulations to encourage banks to provide working capital loans to small businesses . Regarding provisions, on July 17 , 2020 , the CMF requested the determination of specific provisions for loans backed by Fogape guarantees, for which expected losses must be determined, estimating the risk of each transaction, without considering the substitution of the credit quality of the guarantee, according to the appropriate individual or group analysis method, under the provisions of Chapter B - 1 of the CASB . See Note 2 , letter q . As of September 30 , 2023 , and December 31 , 2022 , the balance of provisions for this item amounted to MCh $ 12 , 824 and MCh $ 19 , 423 , respectively . Addi tion a l p r ov i sions According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non - predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector . These provisions shall be reported under liabilities per number 9 of Chapter B - 1 of the FMC's CASB . Due to the adverse effects caused by the pandemic, the decrease in state aid, and the current economic situation, the Bank's Board of Directors approved the creation of additional voluntary provisions, which, as of December 31 , 2022 and September 30 , 2023 , amounted to MCh $ 293 , 000 . Maximum credit risk exposure For financial assets recognised in the Interim Consolidated Statements of Financial Position, the exposure to credit risk is equal to their carrying amount . The maximum credit risk exposure for financial guarantees granted is the maximum amount the Bank would have to pay if the guarantee were enforced . The following is the distribution by financial asset of the Bank's maximum credit risk exposure as of September 30 , 2023 , and December 31 , 2022 , without deducting collateral and credit enhancements received : Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 191

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

	Note	As of September 30, 2023 Amount of exposure MCh$	As of December 31, 2022 Amount of exposure MCh$
Deposits in banks	7	2,411,594	1,982,942
Cash in collection process	7	2,088,892	843,816
Financial assets held for trading at fair value through profit or loss	8		
Financial derivatives contracts		11,975,997	11,672,960
Debt instruments		271,684	154,046
Financial assets at fair value through other comprehensive income	11		
Debt instruments		6,961,694	5,880,733
Loans and receivables from clients		97,290	142,306
Financial derivative contracts for hedge accounting	12	836,130	477,762
Financial assets at amortised cost	13		
Debt instruments		4,752,706	4,867,591
Interbank loans		12,995	32,955
Loans and receivables from clients		38,895,699	37,659,885
Unrecognised loan/credit commitments:			
Letters of credit for goods movement transactions		190,031	255,522
Transactions related to contingent events		1,537,409	1,476,599
Immediately repayable unrestricted credit lines		9,558,210	8,974,077
Guarantees and sureties		574,452	924,173
Contingent loans linked to CAE		978	1,617
Other credit commitments		305,803	313,345
Total		**80,471,565**	**75,660,329**

Under the new CASB, the provisions for credit risk on credits and receivables (Due from banks and loans and receivables from clients) and contingent credits are determined under the criteria defined in Chapters B-1 to B-3 of the new CASB. While Credits and receivables from clients and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortised cost, their impairment is measured according to Chapter 5.5 of IFRS 9. Debt instruments measured at fair value through profit or loss are not subject to impairment requirements. In the case of derivatives, the fair value of derivatives includes the adjustment reflecting the counterparty credit risk (CVA). The CVA is calculated considering the potential exposure to each counterparty in future periods.

The methodology established for determining provisions for loan losses (Due from banks and Receivables from clients) and contingent loans is set out in Note No 2 of accounting principles letter q). The methodology used for calculating provisions for loans and receivables and debt instruments measured at fair value through other comprehensive income and debt instruments measured at amortised cost is described in Note 2 (r).

Information related to the concentration of credit risk is provided in Note 13, letters k, m, and n.

For derivative instruments, as of September 30, 2023, the Bank's foreign exposure, including counterparty risk in the derivatives portfolio, was US$3 million or 30% of assets.

The table below calculates the derivative exposure using the corresponding credit risk, which is equal to the net replacement value plus the maximum potential value, considering cash collateral that mitigates the exposure. Additional details regarding our exposure to countries rated above 1 and corresponding to the largest exposures are also included. The exposure as of September 30, 2023, considering the fair value of derivative instruments, amounts to:

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 192

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , co nt i nued Total Financial Derivative instruments exposure investments Loans Deposits (Market - adjusted) US$ mil l i on US$ mil l i on US$ mil l i on US$ mil l i on US$ mil l i on Ranking Domestic Loans 6 - - 6 - 2 Hong Kong 1 - - 1 - 2 Italy 3 - - - 3 3 Mexico 10 - - 7 3 Total Our exposure to Spain within the group is as follows: Total e xposu r e Financial inv e st m e nts Loans Deposits Derivative instruments (ma r k et - ad j uste d ) Classification Dom e s t ic Loans Counterpart In U S$ mi llion. 359 - - 48 311 1 Spain Banco Santander SA (*) Our exposure to Santander Hong Kong, BSCH Spain and Santander NY is included as exposure to Spain . Recognition and measurement of credit risk provisions The Bank classifies loans and contingent loans by the type of obligor and loan to a level appropriate for applying the models . Provisions required to cover loans and contingent loan exposures are calculated and set up monthly in relation to the valuation models used and the type of transaction . Provisions established for financial assets measured at amortised cost and Loans and receivables at fair value through other comprehensive income are treated as valuation accounts for the respective assets . The amount of the portfolio net of provisions is reported in the Statement of Financial Position . Additional provisions and contingent loan provisions are reported under liabilities, in accordance with the instructions of the FMC . Provisions for financial assets at fair value through other comprehensive income are presented in Note 11 , provisions for financial assets at amortised cost are presented in Note 13 and special provisions for credit risk (contingent credits, country risk, additional) are presented in Note 26 . The following is a breakdown of loans (due from banks and receivables from clients) and contingent loan exposures and the corresponding established provisions according to CNCB standards (B 1 to B 3 ) as of September 30 , 2023 , and December 31 , 2022 : r ovisions assets before p Financial N o n - p e r fo rm i ng Portfolio Sub s ta n dard Portfolio N o rmal P o rtf oli o A s o f Septemb e r 3 0, 2023 (**) MM$ Assessment Assessment Assessment Group Individual Individual Group Individual provisions E s tab lis hed Deductible FOG A PE Covi d - 19 guarantees N o n - p e r fo rm i ng Portfolio Sub s ta n dard Portfolio N o rmal P o rtf oli o Assessment Assessment Assessment Group Individual Individual Group Individual 2 - - - - - 5 - - - - 13,000 Interbank loans 12,824 209,089 237,095 38,149 70,208 98,292 430,646 705,964 1,062,195 4,656,133 11,083,540 Commercial loans - - - 112,600 150,663 6,855 - - 4, 6 1 7 - - 5, 7 8 6 33,329 171,20 8 6,429 - - 14 , 2 09 Mortgage loans - 16,076,70 - - 573,458 C onsumer lo a ns - 5, 1 9 4 ,7 63 - - 24 5 , 7 5 5 C on t ingent lo a n 1, 6 6 9 ,7 87 98 2 , 8 3 6 72 , 2 47 8, 2 4 8 9, 5 1 7 ** See Note 13 letters c, d and e for further details. exposure Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 193

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

As of December 31, 2022 (**) MCh$	Financial assets before provisions					Established provisions					
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Deductible FOGAPECovid-19 guarantees
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	32,991	-	-	-	-	36	-	-	-	-	-
Commercial loans	10,952,240	4,554,140	1,110,717	698,790	368,702	97,070	81,181	36,420	220,089	186,830	19,424
Mortgage loans	-	15,306,945	-	-	422,064	-	29,593	-	-	76,998	-
Consumer loans	-	5,103,219	-	-	179,593	-	168,119	-	-	120,801	-
Contingent loan exposure	2,118,902	863,867	52,267	8,464	4,883	15,036	6,137	8,873	4,377	3,546	-

** See Note 13 letters c, d and e for further details.

The following is a summary of the provisions associated with financial assets that are provided for per IFRS 9:

	As of September 30, 2023	As of December 31, 2022
	MCh$	MCh$
Debt instruments at amortised cost	1,005	894
Debt instruments at fair value with changes in other comprehensive income	1,259	877
Loans and receivables	136	326
Total	**2,400**	**2,097**

As of September 30, 2023, and December 31, 2022, the debt instrument portfolios include instruments of the Central Bank of Chile and/or the General Treasury of the Republic. Accordingly, their risk has been classified as low (no significant increase in risk). The description of the main components of the IFRS 9 model used by the Bank to determine these provisions can be found in Note 2 (r). As of September 30, 2023, and December 31, 2022, the loans included in the portfolio of loans and receivables measured at fair value through other comprehensive income are assets of a high credit quality with individual assessment (normal portfolio).

Non-compliance

The non-performing portfolio includes debtors and their loans for which recovery is considered remote, as they show an impaired or zero payment capacity, have been subject to forced restructuring or are overdue by 90 days or more in the payment of interest or principal, and are classified in the non-performing portfolio (C1 to C6).

Non-performing portfolio	As of September 30, 2023		As of December 31, 2022	
	Financial assets	Provisions	Financial assets	Provisions
	MCh$	MCh$	MCh$	MCh$
Interbank loans	-	-	-	-
Commercial loans	1,136,610	446,184	1,067,492	406,919
Mortgage loans	573,458	112,600	422,064	76,998
Consumer loans	245,755	150,663	179,593	120,801
Contingent loan exposure	17,765	11,472	13,347	-
Total	1,973,588	720,919	**1,682,496**	**604,718**

Under the IFRS 9 model, the Bank uses one of the default presumption factors when an asset is overdue by 90 days or more.

Debt instruments and loans and receivables measured at fair value through other comprehensive income do not present any non-performance.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 194

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued Individual/Group Group assessments are suitable for dealing with many transactions with low individual amounts and involving individuals or small companies . The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non - performing and a recovery rate based on a substantiated historical analysis . To this end, the Bank implemented the standard model for mortgage and commercial loans and the internal model for consumer loans . IFRS 9 aims to recognise expected credit loss over the asset's life, attending to significant increases in credit risk since the initial recognition . This may require a group assessment as the increase in credit risk may become more evident before the financial instrument is overdue, depending on the instrument's nature and available information . Always on the premise that information is available at no cost or effort . The grouping is based on similar risk characteristics . Cr e d i t im p a i r m e n t The impaired portfolio consists of the non - performing loans (C 1 to C 6 ) plus B 3 and B 4 in the case of individual assessment . As of September 30 , 2023 , and December 31 , 2022 , the impaired portfolio amounts to MCh $ 2 , 115 , 504 and MCh $ 1 , 847 , 333 , respectively . IFRS 9 defines an asset as impaired when one or more events harm the estimated future cash flows, as evidenced by the issuer's financial difficulties, default or delinquency, bankruptcy or financial reorganisation, and disappearance from the active market . Debt instruments, and loans and receivables measured at fair value through other comprehensive income are not impaired . Charge - offs Charge - offs must be applied when the contractual rights to the cash flows expire . Charge - offs are translated into derecognitions in the Statement of Financial Position and include the unmatured portion in the case of instalment loans . Additional circumstances could lead to a loan charge - off, such as when the Bank concludes that it will not obtain any flows, or there is no enforceable title, when collection actions become time - barred or when the deadlines defined by the FMC are reached (see Note 2 letter q) . As of September 30 , 2023 , and December 31 , 2022 , loan write - offs amount to MCh $ 331 , 021 and MCh $ 337 , 851 , respectively . IFRS 9 states that a charge - off occurs when there is no reasonable expectation of recovering all or part of the contractual cash flows . A charge - off constitutes a derecognition . Debt instruments, and loans and receivables measured at fair value through other comprehensive income do not present impaired instruments/transactions . Reconciliation of provisions and loans The reconciliation between the opening and closing balance of established provisions for financial assets measured at amortised cost and for contingent claims is presented in Note 13 (f, g, h, i and j). The reconciliation between the opening and closing balance of established provisions for financial assets measured at fair value through other comprehensive income is presented in Note 11. The reconciliation of interbank, commercial, residential and consumer loans, and contingent loan exposure as of September 30, 2023, and December 31, 2022, is presented below: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 195

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Interbank loans MCh$	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**32,991**	**-**	**-**	**-**	**-**	**32,991**
Change in measurement without portfolio reclassifying during the period:	-	-	-	-	-	**-**
Change due to portfolio reclassification:	-	-	-	-	-	**-**
New loans originated	93,077	-	-	-	-	**93,077**
New loans due to translation from contingent to loans	-	-	-	-	-	**-**
Paid from loans	(112,060)	-	-	-	-	**(112,060)**
Provision application for charge-offs	-	-	-	-	-	**-**
Exchange rate difference	(1,008)	-	-	-	-	**(1,008)**
Other changes in provisions	-	-	-	-	-	**-**
Balance as of September 30, 2023	**13,000**	**-**	**-**	**-**	**-**	**13,000**

Interbank loans MCh$	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2022	**428**	**-**	**-**	**-**	**-**	428
Change in measurement without portfolio reclassifying during the period:	71,886	-	-	-	-	71,886
Change due to portfolio reclassification:	-	-	-	-	-	-
New loans originated	-	-	-	-	-	-
New loans due to translation from contingent to loans	-	-	-	-	-	-
Paid from loans	(40,515)	-	-	-	-	(40,515)
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	1,192	-	-	-	-	1,192
Other changes in provisions	-	-	-	-	-	-
As of December 31, 2022	**32,991**	**-**	**-**	**-**	**-**	**32,991**

Commercial loans MCh$	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**
Change in measurement without portfolio reclassifying during the period:	468,886	250,937	13,787	7,321	47,544	**788,475**
Change due to portfolio reclassification:	(107,251)	(134,432)	616,957	363,426	131,004	**869,704**
New loans originated	14,432,621	1,406,561	-	-	-	**15,839,182**
New loans due to translation from contingent to loans	26,399	38,883	-	-	-	**65,282**
Credit sold assigned	(12,107)	-	-	-	-	**-12,107**
Loans payment	(14,815,228)	(1,463,988)	(671,635)	(334,907)	(46,723)	**(17,332,481)**
Provision application for charge-offs	-	-	-	(35,768)	(70,137)	**(105,905)**
Exchange rate difference	137,980	4,032	(7,631)	7,102	256	**141,739**
Other changes in provisions	-	-	-	-	-	**-**
Balance as of September 30, 2023	**11,083,540**	**4,656,133**	**1,062,195**	**705,964**	**430,646**	**17,938,478**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 196

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Commercial loans MCh$	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2022	**10,604,149**	**4,950,168**	**1,162,468**	**573,503**	**363,157**	**17,653,445**
Change in measurement without portfolio reclassifying during the period:	575,810	478,635	713,425	492,691	56,165	2,316,726
Change due to portfolio reclassification:	(253,986)	(111,233)	179,061	75,650	86,564	(23,944)
New loans originated	23,079,072	1,214,388	-	-	-	24,293,460
New loans due to translation from contingent to loans	91,871	53,004	-	-	-	144,875
Paid from loans	(22,931,603)	(1,935,748)	(826,939)	(504,836)	(58,200)	(26,257,326)
Provision application for charge-offs	(2)	(6,587)	(11)	(51,137)	(78,890)	(136,627)
Exchange rate difference	(8,378)	100	94,208	(2,695)	118	83,353
Other changes in provisions	(204,693)	(88,587)	(211,495)	115,614	(212)	(389,373)
As of December 31, 2022	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**

Mortgage loans MCh$	Normal Portfolio		Non-performing Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2023	-	**15.306.945**	-	**422.064**	**15.729.009**
Change in measurement without portfolio reclassifying during the period:	-	180.822	-	55.284	**236.106**
Change due to portfolio reclassification:	-	(168.124)	-	168.545	**421**
New loans originated	-	1.301.196	-	2.952	**1.304.148**
New loans due to translation from contingent to loans	-	-	-	-	-
Paid from loans	-	(544.365)	-	(35.459)	**(579.824)**
Provision application for charge-offs	-	-	-	(39.770)	**(39.770)**
Exchange rate difference	-	-	-	-	-
Other changes in provisions	-	228	-	(158)	**70**
Balance as of September 30, 2023	-	**16.076.702**	-	**573.458**	**16.650.160**

Mortgage loans MCh$	Normal Portfolio		Non-performing Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2022	-	**13,483,219**	-	**392,956**	**13,876,175**
Change in measurement without portfolio reclassifying during the period:	-	1,077,915	-	21,939	1,099,854
Change due to portfolio reclassification:	-	(50,695)	-	33,319	(17,376)
New loans originated	-	1,235,814	-	2,063	1,237,877
New loans due to translation from contingent to loans	-		-		-
Paid from loans	-	(438,973)	-	(29,411)	(468,384)
Provision application for charge-offs	-		-		-
Exchange rate difference	-		-		-
Other changes in provisions	-	(335)	-	1,198	863
As of December 31, 2022	-	**15,306,945**	-	**422,064**	**15,729,009**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 197

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Consumer loans MCh$	Normal Portfolio		Non-performing Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2023	**-**	**5,103,219**	**-**	**179,593**	**5,282,812**
Change in measurement without portfolio reclassifying during the period:	-	1,812,334	-	113,486	**1,925,820**
Change due to portfolio reclassification:	-	(242,280)	-	242,780	**500**
New loans originated	-	1,969,639	-	-	**1,969,639**
New loans due to translation from contingent to loans	-	487,894	-	540	**488,434**
Paid from loans	-	(3,936,204)	-	(108,958)	**(4,045,162)**
Provision application for charge-offs	-	-	-	(181,705)	**(181,705)**
Exchange rate difference	-	162	-	6	**168**
Other changes in provisions (if applicable)	-	(1)	-	13	**12**
Balance as of September 30, 2023	**-**	**5,194,763**	**-**	**245,755**	**5,440,518**

Consumer loans MCh$	Normal Portfolio		Non-performing Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2022	**-**	**4,844,526**	**-**	**154,722**	**4,999,248**
Change in measurement without portfolio reclassifying during the period:	-	2,887,468	-	37,923	**2,925,391**
Change due to portfolio reclassification:	-	(252,413)	-	203,624	**(48,789)**
New loans originated	-	1,761,710	-	24,566	**1,786,276**
New loans due to translation from contingent to loans	-	780,163	-	453	**780,616**
Paid from loans	-	(4,906,386)	-	(77,865)	**(4,984,251)**
Provision application for charge-offs	-	(14,431)	-	(163,848)	**(178,279)**
Exchange rate difference	-	1,409	-	3	**1,412**
Other changes in provisions (if applicable)	-	1,173	-	15	**1,188**
As of December 31, 2022	**-**	**5,103,219**	**-**	**179,593**	**5,282,812**

Contingent loan exposure MCh$	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**2,117,863**	**834,739**	**52,312**	**8,611**	**4,757**	**3,018,282**
Change in measurement without portfolio reclassifying during the period:	128,848	102,023	29,512	1,764	2,157	**264,304**
Change due to portfolio reclassification:	(15,980)	96,991	15,146	1,723	3,796	**101,676**
New loans originated	669,261	109,344	-	-	-	**778,605**
New loans due to translation from contingent to loans	2	24,596	1	101	169	**24,869**
Paid from loans	(1,181,611)	(31,761)	(23,189)	(3,904)	(4,271)	**(1,244,736)**
Provision application for charge-offs	-	-	-	-	-	**-**
Exchange rate difference	(48,596)	(152,965)	(1,526)	(47)	(113)	**(203,247)**
Other changes in provisions (if applicable)	-	(131)	(9)	-	3,022	**2,882**
Balance as of September 30, 2023	**1,669,787**	**982,836**	**72,247**	**8,248**	**9,517**	**2,742,635**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 198

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Contingent loan exposure MCh$	Normal Portfolio Assessment		Substandard Portfolio	Non-performing Portfolio Assessment		Total
	Individual	Group		Individual	Group	
Balance as of January 1, 2022	**2,229,041**	**2,706,987**	**47,343**	**4,782**	**5,793**	**4,993,946**
Change in measurement without portfolio reclassifying during the period:	173,259	(148,587)	3,115	693	791	29,271
Change due to portfolio reclassification:	(23,650)	(703)	20,949	5,139	3,512	5,247
New loans originated	2,083,640	284,727	26,630	4,535	3,861	2,403,393
New loans due to translation from contingent to loans	-	-	-	-	-	-
Paid from loans	(2,379,672)	(2,103,411)	(43,853)	(8,057)	(9,510)	(4,544,503)
Provision application for charge-offs	(431)	89,415	4	150	264	89,402
Exchange rate difference	(4,274)	3,652	3	(2)	34	(587)
Other changes in provisions (if applicable)	39,950	2,659	(1,879)	1,371	12	42,113
As of December 31, 2022	**2,117,863**	**834,739**	**52,312**	**8,611**	**4,757**	**3,018,282**

The normal portfolio comprises those debtors whose ability to pay enables them to meet their obligations and commitments, which is not expected to change. When a debtor is experiencing financial difficulties or a significant deterioration in their ability to pay, and there are reasonable doubts about the full recovery of principal and interest under the contractual terms, the customer is classified in the substandard portfolio. A customer will be classified towards the non-performing portfolio if the possibility of recovering the credit is considered remote, as they show an impaired or no ability to pay.

The gross movements in financial assets at fair value through other comprehensive income and debt instruments at amortised cost as of September 30, 2023, and December 31, 2022, are presented below:

A. Financial assets at fair value through other comprehensive income

Debt financial instruments MCh$	Normal Portfolio
Balance as of January 1, 2023	**5,880,733**
Purchases of debt instruments	35,345,929
Sales and maturities	(34,302,728)
Changes in instrument valuation	37,760
Balance as of September 30, 2023	**6,961,694**

Debt financial instruments MCh$	Normal Portfolio
Balance as of January 1, 2022	**5,801,378**
Purchases of debt instruments	31,456,434
Sales and maturities	(31,246,402)
Changes in instrument valuation	(130,677)
As of December 31, 2022	**5,880,733**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 199

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Credits and receivables from clients **MCh$**	Normal Portfolio
Balance as of January 1, 2023	**142,632**
New loans originated	61,779
Sales and maturities	(120,467)
Changes in instrument valuation	13,346
Balance as of September 30, 2023	**97,290**

Credits and receivables from clients **MCh$**	Normal Portfolio
Balance as of January 1, 2022	**99,643**
New loans originated	72,745
Sales and maturities	(24,835)
Changes in instrument valuation	(4,921)
As of December 31, 2022	**142,632**

B. Debt instruments at amortised cost

Debt financial instruments **MCh$**	Normal Portfolio
Balance as of January 1, 2023	**4,868,485**
Purchases of debt instruments	-
Sales and maturities	(96,900)
Changes in instrument valuation	(17,875)
Balance as of September 30, 2023	**4,753,711**

Debt financial instruments **MCh$**	Normal Portfolio
Balance as of January 1, 2022	**4,692,440**
Purchases of debt instruments	-
Sales and maturities	-
Changes in instrument valuation	176,045
As of December 31, 2022	**4,868,485**

Guarantees and credit enhancements

In some cases, the maximum credit risk exposure is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure. On this basis, the constitution of guarantees is a necessary but insufficient instrument in the granting of a loan; therefore, the acceptance of the risk by the Bank requires the verification of other variables or parameters, such as the capacity to pay or the generation of resources to mitigate the risk incurred.

The securities management and valuation procedures are set out in the internal risk management policy. These policies set out the basic principles for credit risk management, including managing collateral received in client transactions. In this respect, the risk management model includes assessing the existence of appropriate and sufficient guarantees to recover the loan when the debtor's circumstances do not allow it to meet its obligations.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 200

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued The procedures used for the valuation of collateral align with best market practice, involving appraisals on real estate collateral, the market price on stock market securities, the value of units in an investment fund, etc . In addition, all received guarantees must be properly instrumented, registered, and approved by the Bank's legal divisions . The Bank also has rating tools that enable it to rank the credit quality of transactions or clients . The Bank has historical databases that store internally generated information to study how this probability varies . Rating tools vary according to the customer segment analysed (commercial, consumer, SME, etc . ) . The maximum credit risk exposure by type of loan, the associated collateral and the net credit risk exposure as of September 30, 2023, and December 31, 2022, are presented below: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 201 As o f Decembe r 31 , 2 02 2 As o f Septe m be r 3 0, 202 3 Allowance Net exposure Guarantee M a x imum cred it r isk exposure Allowance Net exposure Guarantee M a x imum cred it r isk exposure MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 36 32,991 - 32,991 5 13,000 - 13,000 Interbank loans 641,340 7,881,716 9,945,505 17,827,221 665,657 8,126,270 9,812,208 17,938,478 Commercial loans 106,591 370,898 15,358,111 15,729,009 145,929 610,213 16,039,947 16,650,160 Mortgage loans 288,920 4,689,152 593,660 5,282,812 321,871 4,861,919 578,599 5,440,518 Consumer loans 37,969 2,572,056 476,327 3,048,383 37,896 2,353,232 389,403 2,742,635 Contingent loans exposure 1,074,856 15,546,813 26,373,603 41,920,416 1,171,358 15,964,634 26,820,157 42,784,791 Total Mortgage placements are, by their nature, covered by the properties that generated the loan, that is, the property that the customer has acquired and which guarantees the transaction . When the Bank can receive or foreclose a property, it is accounted for as an 'Asset received or awarded in payment', and the loan and its provision are derecognised . The asset received is carried at the lower of book value and fair value (appraisal) minus costs to sell, under IFRS 5 , and categorised as held for sale . Once a loan has been derecognised, there are no subsequent enforcement activities . Impaired and non - impaired financial assets with associated guarantees, collateral or credit enhancements in favour of the Bank as of September 30 , 2023 , and December 31 , 2022 , are presented below : As o f Dec em b er 3 1 , As o f Sept e mber 30 , 2022 2023 MCh$ MCh$ Non - impaired financial assets 28,012,572 29,553,927 Properties/mortgages 4,441,058 29,439,099 Investments and others Impaired financial assets 2,009,968 1,906,486 Properties/mortgages 274,296 269,854 Investments and others 34,737,894 61,169,366 Total Financial derivative transactions are secured by collateral agreements deposited or transferred by one party in favour of the other, either in cash or financial instruments, and reduce the counterparty's credit risk . These guarantees are monitored periodically (usually daily) . Accordingly, the net balance per counterparty is determined based on agreed parameters, and a decision is taken concerning whether collateral is to be posted or collected .

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Credit limits of debtors related to the ownership or management of the Bank

According to Article 84, No 2 of the General Banking Law (LGB) and the Updated Compilation of Banking Regulations (RAN) 12-4, the total amount of credits granted to a group of related persons may not exceed 5% of the bank's effective equity; this limit increases to 25% if what exceeds 5% corresponds to credits secured by guarantees. In no case may the total of such credits granted by a bank exceed the amount of its effective equity. Furthermore, these credits may not be granted on more favourable terms of maturity, interest rates or guarantees than those granted to third parties in similar operations.

A person's relationship with the Bank emerges when they have a direct, indirect or third-party ownership interest in the Bank, participate in the management or are presumed to have such a relationship until there is sufficient evidence to rebut the presumption.

A group of persons related to the Bank shall be understood to include all natural and legal persons who can exert significant and permanent influence on the decisions of the other, in which there is a presumption that credits granted to one person will be used for the benefit of another, or that there is a well-founded presumption that the persons maintain a relationship and form a unit of economic interest.

Subsidiaries, business support companies and affiliated companies are companies related to a bank.

Security over movable or immovable tangible property, or any other property that may legitimately be received as security, constitutes valid security.

As of September 30, 2023, and December 31, 2022, the credit limit for debtors related to the ownership or management of the Bank under Article 84 No 2 of the General Banking Law and Chapter 12-4 of the Updated Compilation of Banking Regulations (RAN) are as follows:

	As of September 30, 2023		As of December 31, 2022	
	%	MCh$	%	MCh$
Overall limit to related groups of persons		478,832	7%	473,133
Regulatory capital		6,840,461		6,759,047

MARKET RISK

Market risk arises due to market activity through financial instruments whose value may be affected by changes in market conditions, which are reflected in changes in the various assets/liabilities and financial risk factors. Market risk management aims to manage and control market risk exposure within acceptable parameters.

Four main risk factors affect market prices: interest rates, exchange rates, price, and inflation.

- Interest Rate Risk: the exposure to losses arising from adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet.
- Exchange risk is the sensitivity to losses arising from adverse changes in the value of the exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are denominated.
- Inflation risk is the exposure to losses arising from adverse changes in the units or indices of readjustment defined in national currency. The instruments, contracts, and other transactions are denominated on the balance sheet.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 202

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

- Price risk is generated by the volatility of rates or prices of assets or liabilities. Prepayment risk arises when, based on price movements, holders can alter the future cash flows of these assets or liabilities, leading to balance sheet mismatches that pose additional challenges to market risk management.

Market risk management

The measurement and control of market risks are the responsibility of Market Risk Management, which is part of the Risk Division. The appropriate committees approve the limits, with responsibility resting mainly with the ALCO and Markets Committee. The Integrated Risk Committee also reviews the principal market risks.

The Financial and Capital Management areas, as part of the Financial Executive Vice-Presidency, have the following functions, which are supervised and controlled by the ALCO and Markets and Risk Management:

i. To optimise the cost of liabilities and seek the most efficient financing strategies, including issuing bonds and bank facilities.

ii. Management of short- and long-term regulatory liquidity limits.

iii. Inflation risk management and exposure

iv. To manage local and foreign currency rate risk.

v. Capital adequacy and requirements

Rate sensitivity is measured primarily using an analysis that quantifies the impact on earnings and the balance sheet of parallel movements in the real and nominal interest rate curve in Pesos and US dollars.

The Bank's internal management for measuring market risk is mainly based on analysing the management of the following three components:

- trading portfolio
- Local financial management portfolio
- Foreign financial management portfolio

The Treasury manages the Bank's trading portfolios and ensures they remain within the loss limits determined, calculated and estimated by Market Risk Management. The trading portfolio (measured at fair value through profit or loss) consists mainly of those investments measured at fair value, free of any restriction on their immediate sale and which are often bought and sold by the Bank to sell them in the short term to benefit from short-term price movements. Financial management portfolios (measured at fair value through other comprehensive income) include all financial investments not considered in the trading portfolio.

The roles that concern the trading portfolio comprise the following:

i. applying Value-at-Risk (VaR) techniques to measure interest rate risk,
ii. adjusting trading portfolios to market and the measurement of daily profit and loss from trading activities,
iii. comparing the actual VAR with the established limits,

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 203

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued iv. establishing loss control procedures for losses above predetermined limits, and v. providing information on trading activities to the ALCO, other members of the Bank's management, and the ComprehensiveRisk Department The functions regarding financial management portfolios entail the following: i. Applying sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations and ii. Providing the respective daily reports to the ALCO, other members of the Bank's Management, and the ComprehensiveRisk Department. Mar k e t r i s k - T r a d i ng po r t f o li o The Bank applies VaR methodologies to measure the trading portfolio's foreign currency risk and interest rate sensitivity . The Bank has a consolidated trading position comprising fixed - income investments and foreign currency trading . This portfolio comprises bonds issued by the Central Bank of Chile, mortgage bonds and low - risk locally issued corporate bonds . At the end of the year, the trading portfolio did not present investments in equity portfolios . The methodology of historical simulation is used to estimate the Bank's VaR, which consists of observing the behaviour of the profits and losses that would have occurred with the current portfolio if market conditions in a given historical period had prevailed and using this information to infer the maximum loss with a given level of confidence . The methodology accurately reflects the historical distribution of market variables and does not require any specific probability distribution assumptions . All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio . Once this distribution is known, the percentile is calculated related to the required confidence level, which will equal the value at risk under these parameters . As calculated by the Bank, the VaR estimates the maximum expected loss of the market value of a given portfolio over a 1 - day horizon with 99 . 00 % confidence . This is the maximum one - day loss the Bank could expect to incur on a given portfolio with a 99 . 00 % confidence level . In other words, it is the loss that the Bank would expect to surpass only 1 . 0 % of the time . The VaR provides a single estimate of market risk that is not comparable from one market risk to another . Returns are calculated using a time window of 2 years or at least 520 data points backwards in time from the VaR calculation reference date . The Bank does not calculate three separate VaRs . Instead, a single VaR is calculated for the entire trading portfolio, further segregated by risk type . The VaR programme performs a historical simulation and calculates a Profit and Loss (G&P) statement for 520 data points (days) for each risk factor (fixed income, foreign exchange and equities) . Then, the G&P of each risk factor is added together, and a consolidated VaR is calculated with 520 data points or days of data . Simultaneously, the VaR is calculated for each risk factor based on the individual G&P calculated for each factor . Moreover, a weighted VaR is calculated similarly, as described above, but gives a higher weighting to the most recent 30 data points . As a result, the higher of the two VaRs is reported . The Bank uses VaR estimates to warn if statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits are in place . Lim i t a t i ons of t h e V a R mo d e l In applying this methodology for calculation, no assumptions are made about the probability distribution of risk factors changes ; instead, the historically observed changes are used to generate scenarios for the risk factors under which each portfolio item will be valued . The definition of a valuation function fj (xi) for each instrument j is necessary, preferably the same as the one used to calculate the market value and daily position results . This valuation function shall be applied to generate simulated prices for all instruments in each scenario . Furthermore, the VaR methodology should be interpreted considering the following limitations: Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 204

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued - Market rate and price changes may not consist in independent and identically distributed random variables, nor may they have a normal distribution . The normal distribution assumption, in particular, may underestimate the probability of extreme market movements . - The historical data used by the Bank may not provide the best estimate of future joint distribution of changes in risk factors . Any modification of the data may be inappropriate . In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the time frame used ; - A 1 - day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged within one day . It would not be possible to liquidate or hedge all positions in one day ; - The VaR is calculated at the end of negotiations, but trading positions may change substantially during the trading day; - The use of a 99 % confidence level does not consider or make any representation about losses that may occur beyond this confidence level, and - The VaR model does not capture all the complex effects of risk factors on the value of positions or portfolios and, therefore, may underestimate potential losses . During the period ended on September 30, 2023, and December 31, 2022, the Bank did not exceed the VaR limits of the trading portfolio’s three components: fixed - income, equity, and foreign currency investments. The Bank performs back - testing daily and generally finds that trading losses exceed the estimated VaR almost every 100 trading days . At the same time, a limit was set on the maximum acceptable VaR on the trading portfolio . As of September 30 , 2023 , and December 31 , 2022 , the Bank has remained within its VaR threshold, even in instances where the actual VaR exceeded the estimated VaR . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 205

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

The high, low and average levels for each component and each year were as follows:

	As of September 30,	
	2023	2022
VAR	US$ million	US$ million
Consolidated:		
High	8.21	9.59
Low	4.14	2.04
Average	5.59	3.90
Fixed income investments:		
High	7.89	8.89
Low	3.95	2.06
Average	5.23	3.41
Variable income investments:		
High	-	0.04
Low	-	-
Average	-	0.01
Foreign currency investments		
High	4.54	3.33
Low	0.27	0.22
Average	1.23	1.04

Market risk – Local and foreign financial management

The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the credit/loan portfolio. The Bank's commercial strategies (structural risk) heavily influence these portfolios' investment and funding decisions.

The Bank uses sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank conducts a scenario simulation, which is calculated as the difference between the present value of the flows in the chosen scenario (curve with a parallel movement of 100 bps in all segments) and their value in the baseline scenario (current market). All items in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57, representing a yield curve shift by 57 basis points in real rates and 100 basis points in nominal rates. The same scenario is conducted for net foreign currency positions and interest rates in US dollars. The Bank has also set limits on the maximum loss these interest rate movements can have on budgeted capital and net interest income for the year. To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital loss and reserves limit using the following formula:
Bounded limit = square root of a2 + b2 + 2ab, in which:

a: limit in national currency.
b: limit in foreign currency.
Since it is assumed that the correlation is 0. 2ab = 0.

Limitations of sensitivity models

The most important assumption is using a change of 100 basis points in the yield curve (57 basis points for real rates). The Bank uses a change of 100 basis points as sudden changes of this magnitude are considered realistic. In addition, the Comprehensive

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 206

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Risk Department has also established comparable country limits to compare, monitor and consolidate market risk by country in a realistic and orderly manner.

Furthermore, the methodology of sensitivity simulations should be interpreted considering the following limitations:

- The scenario simulation assumes that the volumes remain on the Bank's Interim Consolidated Statements of Financial Position and are always rolled over at maturity, omitting the fact that certain credit risk considerations and prepayments may affect the maturity of certain items.

- This model assumes an equal change across the entire yield curve and does not consider different movements for different maturities.

- The model does not consider the sensitivity of volumes resulting from changes in interest rates.

Limits on budgeted finance income losses are calculated based on expected finance income for the year that cannot be obtained. This means the actual percentage of finance income at risk could be higher than expected.

Market Risk - Financial Management Portfolio as of September 30, 2023, and December 31, 2022:

	As of September 30, 2023		As of December 31, 2022	
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio - local currency (in MCh$)				
Loss limit	124,904	353,718	33,550	95,710
High	75,215	173,389	23,982	57,176
Low	15,459	42,870	15,459	39,957
Average	52,372	118,594	21,366	49,580
Financial management portfolio - foreign currency (in US$ million)				
Loss limit	160,103	177,893	38,231	43,329
High	13,823	91,935	9,713	33,388
Low	227	20,371	255	20,371
Average	6,100	61,708	3,173	26,310
Financial management portfolio - consolidated (in MCh$)				
Loss limit	124,904	353,718	33,550	95,710
High	75,816	283,550	28,699	76,738
Low	16,516	68,698	16,515	66,098
Average	56,423	223,800	23,438	71,003

Inflation risk

The Bank's assets and liabilities are indexed according to the Unidad de Fomento (UF) variation. The Bank has, in general, more assets than liabilities in UF. Therefore, moderate rises in inflation have a positive effect on repricing income, while a fall in the UF value negatively impacts the Bank's margin. To manage this risk, the Assets and Liabilities Committee limits the difference between UF-denominated assets and liabilities, which may not exceed 30% of the Bank's interest-earning assets. Financial Management manages this mismatch on a day-to-day basis, and the limits are calculated and monitored by the Market Risk Division.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 207

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Market Risk items and their measurement

Market Risk Exposure is measured and monitored using the difference between the foreign currency asset and liability balances (net position) and the cash flows payable (associated with liability items) and cash flows receivable (associated with asset items) in the Trading and Banking Books for a given period.

Foreign currency items and term mismatches are exposed to different adjustment factors, sensitivities and rate changes.

The Board of Directors of Banco Santander presented and approved the Market Risk Exposure Policy on a Standardised Basis.

The following risks will determine Market Risk Exposure:

- Interest Rate Risk
- Currency Risk
- Readjustment Risk
- Currency Options Risk

The following illustrates the market risk exposure according to the guidelines of the FMC and the Central Bank of Chile. The maximum exposure to long-term interest rate risk is 35% of regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 30% of net interest and repricing income plus interest rate sensitive fees:

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Trading portfolio market risk		
Rate Risk Exposure	392,859	441,688
Currency Risk Exposure	25,171	1,535
Interest Rate Options Risk	-	-
Risk Currency Options	4,233	1,145
Total exposure of the trading portfolio	422,263	**444,368**
10% of the RWAs	527,829	555,460
Subtotal	950,092	999,828
Limit = Regulatory capital	6,840,461	6,759,047
Available margin	**5,890,369**	**5,759,219**
Short-term market risk of financial management portfolio		
Short-term Exposure to Interest Rate Risk	203,933	193,895
Exposure to Readjustment Risk	170,259	112,523
Short-term exposure to financial management portfolio	374,192	**306,418**
Limit = 35% net (net interest and adjustment income + interest rate-sensitive fees)	518,925	530,199
Available margin	**144,733**	**223,781**
Long-term exposure to interest rate risk	1,004,717	1,194,181
Limit = 35% of Effective Equity	2,394,161	2,365,666
Available margin	**1,389,444**	**1,171,485**

IBOR Reform

In December 2020, the ICE Benchmark Administration Limited (IBA) launched a consultation on its intention to cease publication of non-USD LIBOR and USD LIBOR 1W and 2M tenors until December 31, 2021, and of all other USD LIBOR tenors after publication on September 30, 2023. The Bank has been working since 2019 on the transition to risk-free reference rates (RFR), including the SOFR. In this context, the Bank's work plan includes the identification of the affected customers, the

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 208

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued impacted areas, the various risks to which the Bank is exposed, the determination of working teams for each risk, the involvement of senior management in a robust project governance plan and an action plan for each of the identified impacted/risk areas, which will enable us to meet the challenges imposed by the changes in benchmark rates . The Bank has been working based on its IBOR transition programme, focusing mainly on : i) Identifying the risks associated with the transition and defining mitigation actions, ii) Developing products benchmarked to the proposed replacement rates, iii) Developing transition capacity through the renegotiation of existing USD LIBOR benchmarked contracts, vi) Preparing systems for the transition from USD LIBOR to SOFR or term SOFR and conducting the relevant tests to ensure a successful migration . In this regard, efforts in the latter half of 2022 and the first half of 2023 have focused on the following aspects : Renegotiating USD LIBOR - linked contracts maturing after September 30, 2023, with affected customers. Preparing systems and performing the relevant tests for migrating USD LIBOR transactions to SOFR or term - SOFR, both bilaterally and with the Chambers. Preparing curves, pricers and risk models to ensure the adequate performance with the new SOFR and term - SOFR rates. In the second half of 2023 onwards, work will focus on monitoring the smooth transition of the remaining loan transactions to be migrated in systems, which will take place on the next interest settlement date following the signature of the new SOFR or term - SOFR contract . It should be noted that all contracts referenced to USD LIBOR before September 30 , 2023 , have been renegotiated and remediated, and all migrations with LCH and bilateral derivatives have been successfully completed, so that the use of synthetic USD LIBOR has not been necessary . As of September 30 , 2023 , the financial asset and liability items impacted by the IBOR reform are loans and receivables from customers, deposits, financial instruments and derivative contracts . To fulfil its functions, the Integrated Risk Committee works directly with the Bank's risk and control departments, whose joint objectives include : To assess those risks which, due to their size, could compromise the Bank's solvency or which present potentially significant operational or reputational risks; to ensure that the Bank has the means, systems, structures and resources following the best practices to implement the risk management strategy; to ensure the integration, control and management of all the Bank's risks; to implement consistent risk principles, policies and metrics across the Bank and its businesses; to develop and implement a risk management model in the Bank so that risk exposure is properly integrated into the different decision - making processes; to identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment and quantify sensitivities and the foreseeable impact of different scenarios on risk positioning; and to manage the Bank's structural liquidity, interest rate and exchange rate risks, as well as the Bank's own funds base. In order to achieve the objectives mentioned above, the Bank (Management and Asset - Liability Committee) performs several activities related to risk management, which include : calculating the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting, collateral, etc . ) ; to calculate the expected loss probabilities of each portfolio and/or investments ; to assign loss factors to new operations (rating and scoring) ; to measure the risk values of portfolios and/or investments against different scenarios through historical simulations ; to set limits to potential losses based on the different risks incurred ; to determine the potential impact of structural risks on the Bank's Interim Consolidated Income Statements ; to set limits and alerts to ensure the Bank's liquidity ; and to identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 209

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued The Integrated Risk Committee is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures and reviewing the adequacy of the risk management framework concerning the risks faced by the Bank . Benchmark interest rate reform - phase 2 In 2013 , IOSCO published the Principles for Financial Benchmarks (IOSCO Principles), setting standards for developing benchmarks . Subsequently, the FSB formed the Official Sector Steering Group (OSSG) to apply the IOSCO Principles to IBOR (Interbank Offered Rates) indices . Since then, central banks and regulators in several jurisdictions have organised working groups to recommend alternative indices to indices such as EONIA (Euro Overnight Index Average) and LIBOR (London Interbank Offered Rates) . As of September 13 , 2018 , the European Central Bank's working group recommended that the euro short - term interest rate (€STR) should replace the EONIA . Accordingly, as of October 2 , 2019 , when the €STR became available, the EONIA changed its methodology to be calculated as the €STR plus a spread of 8 . 5 basis points . This change in the EONIA methodology was intended to facilitate the transition of the EONIA market to €STR before its final cessation on January 3 , 2022 . On March 5 , 2021 , the Financial Conduct Authority (FCA) announced the final dates for the cessation of LIBOR : On December 31 , 2021 , the publication of USD LIBOR (one - week and two - month maturities), CHF LIBOR (all maturities), GBP LIBOR (overnight, one - week, two - month and 12 - month maturities), JPY LIBOR (overnight, one - week, two - month and 12 - month maturities) and EUR LIBOR (all maturities) ceased . On December 31 , 2021 , the calculation methodology for some LIBORs was amended to publish temporary synthetic LIBORs, which became non - representative : GBP LIBOR ( 1 - month, 3 - month and 6 - month maturity) and JPY LIBOR ( 1 - month, 3 - month and 6 - month maturity) . On September 30 , 2023 , the publication of USD LIBOR (overnight, 1 month, 3 months, 6 months and 12 months) will cease . In October 2020 , the International Swaps and Derivatives Association (ISDA) launched the protocol and supplement of substitute indices (from now on, fallbacks) for IBORs (which came into force on January 25 , 2021 ) . It provided to participants of derivatives market with new fallbacks of LIBORs (among other IBORs, such as EURIBOR) for existing and new derivative contracts . Furthermore, on August 19 , 2021 , ISDA launched a new protocol allowing institutions to incorporate a fallback to the EONIA as the applicable collateral rate in ISDA collateral arrangements (CSAs) . To control the risks and address the different challenges generated by the transition, in 2019 , the Corporate Department launched a global Santander programme . This IBOR transition programme enabled us to ensure that the risks linked to the process were identified and managed consistently and appropriate measures were taken to mitigate them . The programme structure focuses on the following areas : Technology and Operations, Legal, Client Relationship, Risk Management and Modelling, Conduct and Communication, and Accounting and Finance . In 2021 , the programme focused on making all contractual, commercial, operational and technological changes necessary to address the transition from LIBOR and EONIA rates that were discontinued in 2021 . Throughout 2022 , the IBOR Santander programme focused on making all the contractual, commercial, operational and technological changes necessary to undertake the USD LIBOR transition (overnight, 1 month, 3 months, 6 months and 12 months) . Finally, in 2023 , the IBOR Santander programme focused on adequately completing the technological and legal milestones established by the regulators, basically : having all contracts referenced to USD LIBOR renegotiated and remediated before September 30 , 2023 (the index cessation date) and performing the migration of USD LIBOR referenced transactions with a maturity after June 2023 with the LCH and bilaterals on the established dates (April 22 , May 20 and September 30 , 2023 ) . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 210

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued LIQUIDITY RISK This refers to the possibility that an entity may not be able to meet its payment commitments or may have to resort to raising funds on burdensome terms . Liquidity risk management The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient resources to meet its obligations as they fall due under normal circumstances and stress conditions without incurring unacceptable losses or risking damage to the Bank's reputation . The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short - term fluctuations and long - term funding while complying with internal liquidity regulatory requirements . The Financial Management Directorate receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business . Based on this information, the area maintains a portfolio of short - term liquid assets, consisting mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity . The liquidity needs of the business units are covered by short - term transfers from Financial Management to cover short - term fluctuations and long - term funding to meet all structural liquidity needs . Accordingly, the Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover drawings at unexpected levels of demand, which is reviewed periodically by the Asset and Liability Committee (ALCO) whose functions include monitoring the necessary liquidity risk management strategies . Setting these limits is conceived as a dynamic process that responds to the level of risk appetite deemed acceptable by the Bank and its entities . The system of limits is sufficiently robust to be aware at all times of the level of exposure that each institution is incurring in, in terms of liquidity risks . Besides the limits, the Bank includes alert indicators by the concentration of counterparties, type of products, and maturities in its management to diversify the funding sources and their maturity structure . The Bank monitors its liquidity position daily, determining the future flows of its inflows and outflows . Furthermore, stress tests are performed at the end of each month, using a variety of scenarios covering both normal market conditions and market fluctuation (stress) conditions . The Bank has a structure of internal liquidity limits that Financial Management and the Treasury must respect . Market Risk Management calculates and monitors the consumption of internal limits, verifies compliance with them and communicates their status to senior management and the Board of Directors . At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally at the ALCO and Markets and then ratified at the highest level . Liquidity limits and early warning indicators, and internally defined management measures can be differentiated into the following three groups : Limits associated with concentration and mismatches of cash flows and liquidity of the Bank's operations. Liquidity Management Tools, itemised as Structural Liquidity or Funding Table, are used to determine the Bank's structural liquidity position. They enable its active management and are an essential mechanism to ensure its assets' funding under optimal conditions permanently. Early warning indicators are linked with concentration risks and are used as tools for detecting and anticipating potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 211

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Market Risk Management establishes and updates the Liquidity Management Policy (LMP) contents. Reviews and possible updates are conducted once a year. Nevertheless, it may be updated at the request of any areas affected by the LMP that have identified the need for modification. The Board approves the contents of the LMP of Directors.

Market Risk Management provides all the necessary tools for the statistical analysis required by local liquidity regulations. It also assesses whether the models used are valid at least once a year. The Board of Directors must approve the conclusions of this analysis.

In periods of normal liquidity, Financial Management applies policies and makes arrangements to keep the Bank within internal and regulatory limits.

If a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to deal with potential liquidity shortfalls or restrictions, creates contingency plans to manage emergencies quickly, and reports such situations to senior management and the respective committees.

Liquidity risk measurement and control

1. *Time-limit mismatches subject to regulatory limits*

The Regulatory Liquidity Ratio measures and limits the mismatches of net income flows relative to capital. Under current regulations, the 30-day mismatch cannot exceed the Bank's core capital for both domestic and foreign currency by one time, and the 90-day mismatch cannot exceed it by two times.

2. *Monitoring indicators and liquidity ratios subject to regulatory limits*

An important component of liquidity risk management is High-Quality Liquid Assets (HQLA). These are balance sheet assets, mainly consisting of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market.
According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 the least liquid. Level 1 assets are mostly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the United States Treasury Department.

HQLA	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Tier 1: available	1,351,749	1,453,265
Tier 1: fixed income	4,850,185	5,424,452
Tier 2: fixed income	6,658	8,066
Total	**6,208,592**	**6,885,783**

3. *Liquidity Coverage Ratio (LCR)*

The Liquidity Coverage Ratio (LCR) measures liquid assets over 30-day net cash outflows. It is used by banks globally as part of the Basel III standards. Since 2019, Chilean banks have been required to have a minimum level of 60%, which will gradually increase to 100% by 2022. A minimum level of 100% was required for the financial year of 2023.

The objective of the LCR is to promote the short-term resilience of banks' liquidity risk profiles. To this end, the LCR ensures that these organisations have an adequate pool of unencumbered High-Quality Liquid Assets, which can be easily and immediately converted into cash in the private markets to cover short-term liquidity needs.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 212

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Liquidity coverage ratio	As of September 30, 2023	As of December 31, 2022
	%	%
LCR	193	175

Banco Santander-Chile's LCR indicator was well above the minimum required for 2021 and already above the 100% required for 2022. This reflects the conservative liquidity policies imposed by the Board of Directors through the Assets and Liabilities Committee.

4. *Net Stable Funding Ratio (NSFR)*

This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile concerning their activities.

The Central Bank and the FMC defined a minimum NSFR level of 60% by 2022, rising to 100% by 2026. By 2023 the minimum level required is 70%.

Net stable funding ratio	As of September 30, 2023	As of December 31, 2022
	%	%
NSFR	104	116

5. *Information on liquidity position per the requirements of the Central Bank of Chile*

i. Maturity mismatches

The Central Bank of Chile published on March 8, 2022, Rules on the Management and Measurement of the Liquidity Position of Banking Companies, which modernises liquidity regulation, aligning the published regulatory requirements of the FMC in line with the Basel III standards.

According to the Central Bank, the liquidity position is measured and monitored through the difference between cash flows payable, which are associated with liability and expense account items, and cash flows receivable, which concern asset and income account items, for a given period or time frame, referred to as the maturity mismatch.

The liquidity policy on an Adjusted Basis was presented and approved by the Board of Directors of Banco Santander-Chile. Maturity mismatch calculations are performed separately for domestic and foreign currencies.

Maturity mismatches shall be made in the following time frames:

- First time frame: up to 7 days inclusive
- Second time frame: between 8 days and 15 days inclusive
- Third time frame: between 16 and 30 days inclusive
- Fourth time frame: between 31 days and 90 days inclusive

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 213

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

	As of September 30, 2023					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow to be received (assets) and income	7,641,379	1,388,413	5,732,972	6,174,843	1,399,214	5,734,135
Cash flow payable (liabilities) and expenses	10,763,352	1,835,674	2,078,794	10,747,747	1,835,674	2,078,794
Mismatch	**(3,121,973)**	**(447,261)**	**3,654,178**	**(4,572,904)**	**(436,460)**	**3,655,341**
Mismatch subject to limits			84,944			1,354,023
Limits:						
1 times the capital			4,168,518			4,287,883
Available margin			4,253,462			2,933,860
% Used			-2%			32%

	As of December 31, 2022					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash flow to be received (assets) and income	9,123,887	1,805,516	3,552,792	9,269,188	1,804,580	3,514,336
Cash flow payable (liabilities) and expenses	9,295,580	1,855,664	2,702,150	9,320,125	1,855,664	2,707,135
Mismatch	**(171,693)**	**(50,148)**	**850,642**	**(50,937)**	**(51,084)**	**807,201**
Mismatch subject to limits			628,801			705,180
Limits:						
1 times the capital			4,128,808			4,238,372
Available margin			4,757,609			4,943,552
% Used			15%			17%

ii. Composition of funding sources

The main sources of third-party funding are as follows:

Main sources of funding	As of September 30, 2023	As of December 31, 2022
	MCh$	MCh$
Deposits and other demand liabilities	12,904,084	14,086,226
Time deposits and other term equivalents	15,651,236	12,978,790
Interbank borrowing	9,657,330	8,864,765
Debt and regulatory capital instruments issued	7,903,923	9,490,009
Total	**46,116,573**	**45,419,790**

The Central Bank has statutory powers allowing it to demand banks to hold reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. Furthermore, as the aggregate amount of demand deposits exceeds 2.5 times the bank's regulatory capital, the bank must maintain a 100% 'technical reserve' against them in bonds and Central Bank's notes.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 214

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued As of September 30, 2023, and December 31, 2022, the Central Bank required Santander to maintain a technical reserve of MCh$0 for both periods. The volume and composition of liquid assets are presented in item 2 above. The liquidity coverage ratio is presented in item 3 above. 6. Maturity analysis of financial liabilities The remaining contractual maturities of financial liabilities are provided in Note 45. The liquidity management inherent in derivative and non - derivative financial liabilities is managed through various levers that enable this risk to be kept in line with the profile defined by the Bank while at the same time making efficient use of available liquidity . To this end, a high level of liquid assets is maintained, and the level of expected short - term income and expenditure is monitored daily, thus avoiding high concentrations of maturities . On the other hand, a very diversified funding matrix is maintained, both across product types and customer types . OPERATIONAL RISK Operational risk is defined as the risk of loss due to defects or failures of internal processes, employees and systems or external events . It covers risk categories such as operational incidents, cloud computing, cyber security, business continuity, and strategic and non - strategic outsourcing . Operational risk is generated in all business and support areas and is inherent to all products, activities, processes and systems . For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities . Our operational risk control and management model is based on a continuous process of identifying, assessing and mitigating risk sources, whether or not they have materialised, ensuring that risk management priorities are properly established . Operational risk management The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases : strategy and planning; identification, assessment and monitoring of risks and internal controls; implementation and monitoring of mitigation measures; availability of information, adequate reporting and escalation of relevant issues. The main operational risk tools used are: - Internal events database. Recording operational risk events with financial impact (all losses are recorded, regardless of their amount) or non - financial impact (such as the regulatory impact on customers and/or services). This information: - allows root - cause analysis; - raises awareness of the risks; - enables the escalation of relevant operational risk events to the senior management of the Risk division with maximum immediacy; - facilitates regulatory reporting; - Self - assessment of operational risks and controls . A qualitative process that assesses the main operational risks related to each function, the state of the control environment and their assignment to the different functions within the Bank, using the judgement and experience of a panel of experts from each function . The goal is to identify and assess material operational risks that could prevent business or support units from achieving their objectives . Once the risks and the internal controls that mitigate them have been assessed, mitigating measures are identified if risk levels are above tolerable . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 215

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued This process integrates specific operational risk reviews that allow for comprehensive and widespread identification of risks, especially technological risks, fraud, supplier risks and factors that could lead to other operational risks and specific regulatory non - compliance . - External events database . This involves quantitative and qualitative information of external operational risk events . The database allows for a detailed and structured analysis of relevant events in the sector, comparing the loss profile and the proper preparation of self - assessment exercises and scenario analysis . - Analysis of operational risk scenarios . Its objective is to identify events with an extremely low probability of occurrence that could generate significant losses for the Bank and establish appropriate mitigation measures through the assessment and expert opinion of the business lines and risk managers . - A statement establishing the Bank's commitment to controlling and limiting non - financial risk events that lead to or could lead to financial losses ; fraud events ; operational and technological incidents ; legal and regulatory breaches ; conduct issues, or reputational damage . Although a certain volume of losses is expected, unexpected high - severity losses due to a failure of controls are not acceptable . - Internal audit, external audit and regulators' recommendations . They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes . - Capital model . This is a model that captures the Bank's risk profile, based primarily on information gathered from the internal loss database, external data and scenarios . The main application of the model is to determine the economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite . - Other specific tools to further analyse and manage operational risks include assessing new products and services, managing business continuity plans, and updating the operational risk programme's perimeter and quality review processes . The Bank's operational risk management and reporting system support programmes and tools focusing on governance, risk and compliance . It provides information for management and reporting and helps improve decision - making in operational risk management by consolidating information, simplifying the process, and avoiding duplication . Operational continuity plan Digital transformation is revolutionising the way banks operate, presenting new business opportunities while also giving rise to a wide range of emerging risks, such as technology risks, cyber risks and an increasing reliance on suppliers, which increases exposure to events that may affect the delivery of services to our customers . The Bank is highly committed to ensuring robust control of the environment as determined by the best industry standards . This seeks to strengthen our operational resilience to potentially disruptive events, thereby ensuring adequate service delivery to our customers and system stability . One of the main pillars is a business continuity management system aimed at ensuring the continuity of business processes in the event of a disaster or major incident . This process identifies the potential impacts that threaten the entity, supplying the correct protocols and governance to ensure an effective response capability . Its main objectives are : To protect the integrity of people in a contingency situation. To ensure that core functions are performed, and the impact on service delivery to our customers is minimised in contingency events. To meet the Bank's obligations to its employees, customers, shareholders and other stakeholders. To comply with regulatory obligations and requirements. To minimise the entity's potential financial losses and impact on the business. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 216

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 47 - R I SK MA N A G E ME N T A ND R E P O R T I N G , con t i nued To protect the brand image, credibility and trust in the entity. To reduce operational effects by providing effective procedures, priorities, and strategies for recovering and restoring business operations following a contingency. To contribute to stabilising the financial system. The pandemic challenged the business continuity planning frameworks and strategies . While some protocols had to be adapted, this crisis demonstrated that the Bank has a robust Business Continuity Management system . Relevant mitigation measures The Bank implements and monitors mitigation measures related to the main sources of risk through internal operation risk management tools and other external sources of information . Business transformation and digitalisation bring new risks and threats, such as increased payment fraud and origination (credit) fraud . We have improved control mechanisms and designed new products to mitigate these risks . Strong authentication processes in the customer enrolment process and the reinforcement of anti - fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud . In the case of cards, the use of chip and PIN cards in shops and ATMs, two - step authentication with one - time passwords (dynamic verification passwords), reinforced security at ATMs through the incorporation of physical protection and anti - skimming elements, as well as improvements in the logical security of the devices have become widespread . In the case of Internet banking, verification of online banking transactions with a second security factor of one - time passwords, implementation of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e - banking platform to prevent attacks on the systems, among others . Cybersecurity Cybersecurity threats are expected to increase . The financial sector is expected to be one of the main targets . With the increased reliance on digital systems, cybersecurity is one of the main non - financial business risks . Therefore, our goal is to make the Bank a cyber - resilient organisation that can quickly resist, detect, and respond to cyber - attacks by constantly evolving and improving its defences . In this area, the Bank continues to develop its control and monitoring framework in line with the best international practices . Outsourcing of services In consistence with our digitisation strategy, the Bank aspires to present its customers with the best solutions and products on the market . This implies increasing services provided by third parties and the intensive use of new technologies such as cloud services . In addition, due to increasing cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, internal control framework and risk culture to ensure that risks associated with third - party procurement are properly assessed and managed . The Bank has identified the suppliers that could present a higher level of exposure to our operations and the services provided to our customers . Accordingly, it has reinforced the monitoring of these suppliers to ensure that : They have an appropriate control environment, depending on the level of risk of their service. Business continuity plans are in place to ensure service delivery in case of disruptive events. They have controls to protect sensitive information processed during service provision. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 217

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

- Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our clients while at the same time covering existing legal obligations.
- There are exit strategies, including service reversion or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity.

Insurance

To address operational risk and other risk types generated by the Bank's own operations, insurance has been procured for property damage, general civil liability, fraud, expenses arising from cybersecurity breaches, and third-party claims against executives, among others.

Exposure to net loss, gross loss and gross loss recovery per operational risk event

	As of September 30, 2023 MCh$	As of December 31, 2022 MCh$
Gross loss and expenses for operational risk events in the period		
Internal fraud	565	91
External fraud	5,138	8,513
Labour practices and business security	5,203	8,095
Clients, products and business practices	661	789
Damage to physical assets	172	221
Business interruption and system failures	900	981
Execution, delivery and process management	5,609	3,624
Subtotal	**18,248**	**22,314**
Expense recoveries for operational risk events in the period		
Internal fraud	-	-
External fraud	1,711	2,194
Labour practices and business security	1,134	1,391
Clients, products and business practices	144	673
Damage to physical assets	12	-
Business interruption and system failures	800	2
Execution, delivery and process management	2,681	809
Subtotal	**6,482**	**5,069**
Net loss from operational risk events	**11,766**	**17,245**

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 218

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2023, and 2022, and as of December 31, 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS The Bank defines capital risk as the risk of the Bank or any of its companies of incurring in insufficient quantity and/or quality of capital necessary to : meet the minimum regulatory requirements to operate as a bank ; meet market expectations regarding its creditworthiness ; and support the growth of its business and any strategic opportunities that may arise, under its strategic plan . The objectives in this respect include in particular: • To meet internal capital and capital adequacy targets. • To comply with regulatory requirements. • To align the Bank's strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, clients, supervisors, etc.). • To support business growth and any strategic opportunities that may arise. The Bank has a capital adequacy position that exceeds regulatory requirements. Capital management optimises value creation in the Bank and its business segments . The Bank continuously assesses its risk - return ratios through its core capital, effective net worth, economic capital and return on equity . Regarding capital adequacy, the Bank conducts its internal process based on the standards of the FMC, which came into force as of December 1 , 2021 (Basel III) . Economic capital is the capital required to bear the full risk of doing business at a given level of solvency . Capital is managed according to the risk environment, Chile's economic performance and the economic cycle. The respective Committee may amend our existing capital policies to address changes in the above - risk environment. Capital risk management The Bank has an Executive Capital Committee responsible for overseeing, authorising and assessing all aspects of capital and solvency . The Board of Directors has deferred to the ALCO the knowledge and assessment of the capital levels and returns in line with the Bank's strategy . In addition, the Integrated Risk Committee monitors and is responsible for the limits of primary and secondary metrics based on risk appetite . Capital management is based on a Capital Framework designed to ensure that the capital, structure and composition level are appropriate at any point in time considering the Bank's risk profile and under different scenarios . It warrants the adherence to the minimum regulatory requirements, the risk appetite and the Recovery Plan, and that these frameworks align with the interests of all stakeholders while supporting the growth strategy determined by the Bank . The capital model defines the functional and governance aspects of capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement, and capital reporting and disclosure . In addition, this model covers the main capital management activities : 1. Establish the Bank's solvency and capital contribution targets aligned with minimum regulatory requirements and internal policies to ensure a strong level of capital, consistent with the Bank's risk profile and efficient use of capital to maximise shareholder value . 2. Development of a capital plan to meet these objectives consistent with the strategic plan. 3. Capital adequacy assessment to ensure that the capital plan is consistent with the Bank's risk profile and risk appetite (also stress scenarios) . 4. Capital budget development as part of the Bank's budget process. 5. Monitoring and controlling budget execution and developing of action plans to correct any deviations from the budget. Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 219

Banco Santander-Chile and Affiliates

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

6. Calculation of capital metrics.
7. Internal capital reporting and reporting to supervisory authorities and the market.

The Bank has also developed the necessary policies to manage and fulfil capital management strategies and objectives, including Capital Adequacy Policy, Capital Planning Policy, Capital Impairment Management Policy, Capital Monitoring Policy, and Dividend Policy, BASILEA III Implementation.

A new version of the General Banking Law (LGB) was published in January 2019. Adopting the capital levels established in the Basel III standards was among the most relevant changes. In 2020, the final versions of the rules governing the new capital models for Chilean banks were published.

According to the new General Banking Law (updated through Law No 21,130), the minimum capital requirements have increased in quantity and quality. Total regulatory capital remains at 8% of risk-weighted assets but includes credit, market and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% can be Additional Tier 1 (AT1), either in the form of preferred shares or bonds with no fixed maturity which can be convertible into shares. Tier 2 capital is now set at 2% of risk-weighted assets.


Pilar II
0 - 4%
Cargo sistemico
1 - 3,5%
Colchon contraciclico
0 - 2,5%
Colchon de conservación
2,5%
8,0%
T2
NIVEL 2
6,0%
AT1
4,5%
CET1
NIVEL 1

	Pillar II 0-4%	
	Systemic position 1-3.5%	
	Countercyclical buffer 0-2.5%	
8.0%	Conservation buffer 2.5%	
6.0%	T2	Level 2
4.5%	AT1	Level 1
	CET1	

Additional capital requirements are incorporated through a conservation buffer of 2.5% of risk-weighted assets. Furthermore, in coordination with the FMC, the Central Bank may establish an additional countercyclical buffer of up to 2.5% of risk-weighted assets consistent with the FMC. Both buffers should be composed of core capital.

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 220

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued In addition, the FMC was empowered, subject to the favourable agreement of the Council of the Central Bank of Chile, to define by regulation the new methodologies for calculating assets weighted by credit, market and operational risk ; the conditions for issuing hybrid AT 1 instruments ; the determination and capital charges for local systemically important banks ; prudential discounts to regulatory capital ; and to require additional measures, including higher capital, for banks with deficiencies in the supervisory capital assessment process (Pillar II) . Pillar II aims to ensure that banks maintain a level of capital commensurate with their risk profile and encourage the development and use of appropriate processes for monitoring and managing the risks they face . To this end, banks are responsible for developing an internal capital adequacy assessment process . Supervisors should review their internal strategies and assessments and intervene early when they are not satisfied with the outcome of this process . As a result, supervisors may require additional capital over and above the minimum requirement to ensure a sufficient level to address risks, especially in adverse credit cycles . The result will be a simplified report with the conclusions of the self - assessment process, which in its first version in 2021 will only include credit risk, and in 2022 will only include Pillar I risks . From 2023 , a full report will be required . Pillar III promotes market discipline and financial transparency by disclosing meaningful and timely information, allowing information users to understand the risk profile of local banking institutions and their capital structure, thereby reducing information asymmetries . Banks must publish the first Pillar III document with information for the quarter of January - March 2023 . The new rules for calculating risk - weighted assets came into force in December, 2021 . Therefore, the Bank implemented the rules through a multidisciplinary group, which conducted the required developments, including applying the files designed by the regulator for this purpose . C ap i t a l me t r i c s Min i m u m c ap i t a l r e q u i r e m e n t Under the General Banking Law, a bank must have a minimum of UF 800 , 000 (approximately MCh $ 28 , 958 or US $ 32 . 6 million as of September 30 , 2023 ) of paid - in capital and reserves, calculated under FMC Rules . C ap i t a l r e qu i r e m e n t According to the General Law of Banks, banks must maintain regulatory capital of at least 8 % of risk - weighted assets, net of required credit loss, as well as a paid - in capital and reserve requirement ('core capital') of at least 3 % of total assets, also net of credit loss . Regulatory and core capital is calculated based on the Interim Consolidated Financial Statements prepared under the CASB issued by the FMC . As Santander is the result of a merger between two predecessors with a relevant market share in the Chilean market, a minimum regulatory capital to risk - weighted assets ratio of 9 . 63 % is currently required . Regulatory capital is defined as the aggregate of : a bank's paid - up capital and reserves, excluding capital attributable to foreign subsidiaries and branches or core capital; its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period beginning six years before maturity), for up to 50.0% of their basic capital; and its voluntary provisions for credit loss of up to 1.25% of risk - weighted assets. As of August 21 , 2020 , Circular No 2 , 265 indicating the new method was published, in which the amounts of loans guaranteed by the Chilean Treasury, CORFO and FOGAPE are incorporated into category 2 of the risk - weighted asset classification, and consequently, their credit risk weighting was reduced from 100 % to 10% . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 221

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued As of March 31 , 2023 , the FMC issued a press release in which it informed about the annual rating of systemically important banks and established requirements . The statement informed that the Board approved resolution No 2 , 319 on this rating, thus maintaining for another year the requirement of an additional core capital charge of 1 . 5 % for the bank . As of May 24 , 2023 , the FMC issued a press release informing about the activation of the Countercyclical Capital requirement . According to the decision of the Central Bank, at its Financial Policy Meeting (RPF) in the first half of 2023 , the board of the Central Bank of Chile agreed to activate the Countercyclical Capital Requirement at a level of 0 . 5 % of risk - weighted assets, enforceable within one year, with the unanimous prior favourable report of the FMC, as a precautionary measure in the face of higher external financial uncertainty . From December 1 , 2021 , the definition of regulatory capital changed and is defined as follows : Paid - up capital of the bank in terms of subscribed and paid - up ordinary shares ; Surcharge paid for the instruments included in this capital component ; Reserves, both non - earnings and earnings, for depreciation of bonds with no fixed maturity and forfeiture of bonds with no fixed maturity ; Items of 'Accumulated other comprehensive income' ; Retained earnings from prior years, profit (loss) for the year, net of provisions for minimum dividend, the repricing of bonds with no fixed maturity and interest and/or dividend payments on issued regulatory capital financial instruments . Non - controlling interest as indicated in the Compendium of Accounting Standards (CASB) . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 222

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Total assets, risk-weighted assets and components of effective equity

Item No	Total assets, risk-weighted assets and components of effective equity under Basel III	Comprehensive consolidated results As of September 30, 2023 MCh$	Comprehensive consolidated results As of December 31, 2022 MCh$
1	Total assets according to the statement of financial position	72,490,744	68,164,604
2	Investment in unconsolidated subsidiaries		-
3	Assets discounted from regulatory capital, other than item 2	12,916,108	12,270,810
4	Credit equivalents	3,710,265	2,890,350
5	Contingent loans	2,618,162	2,776,542
6	Assets arising from the intermediation of financial instruments	41,402	243,345
7	**= (1-2-3+4+5-6) Total assets for regulatory purposes**	**65,861,661**	**61,317,340**
8.a	Credit risk-weighted assets, estimated according to standardised methodology (CRWAs)	30,208,640	28,401,718
8.b	Credit risk-weighted assets, estimated according to internal methodologies (CRWAs)	-	-
9	Market risk-weighted assets (MRWAs)	5,278,293	5,554,604
10	Operational risk-weighted assets (ORWAs)	4,412,394	4,070,594
11.a	**= (8.a/8.b+9+10) Risk Weighted Assets (RWAs)**	**39,899,327**	**38,026,916**
11.b	**= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWAs)**	**39,899,327**	**38,026,916**
12	Shareholders' equity	4,192,619	4,128,808
13	Non-controlling interest	124,879	109,563
14	Goodwill	-	-
15	Excess of minority investments	-	-
16	**= (12+13-14-15) Common equity tier 1 (CET1) equivalent**	**4,317,498**	**4,238,371**
17	Additional deductions to Common Equity Tier 1, other than item 2	41,928	25,455
18	**= (16-17-2) Common Equity Tier 1 (CET1)**	**4,275,570**	**4,212,916**
19	Voluntary (additional) provisions allocated as Additional Tier 1 capital (AT1)	-	-
20	Subordinated bonds imputed as Additional Tier 1 capital (AT1)	199,497	190,135
21	Preference shares imputed to Additional Tier 1 capital (AT1)	-	-
22	Bonds without fixed maturity imputed to Additional Tier 1 capital (AT1)	618,861	590,247
23	Discounts applied to AT1	-	-
24	**= (19+20+21+21+22-23) Additional Tier 1 capital (AT1)**	**818,358**	**780,382**
25	**= (18+24) Tier 1 capital**	**5,093,928**	**4,993,298**
26	Voluntary (additional) provisions imputed as Tier 2 capital (T2)	293,000	293,000
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,453,533	1,472,749
28	**= (26+27) Equivalent Tier 2 capital (T2)**	**1,746,533**	**1,765,749**
29	Discounts applied to T2	-	-
30	**= (28-29) Tier 2 capital (T2)**	**1,746,533**	**1,765,749**
31	**= (25+30) Effective equity**	**6,840,461**	**6,759,047**
32	Additional core capital required to build up the conservation buffer	425,196	444,662
33	Additional core capital required for the constitution of the cyclical buffer	-	-
34	Additional core capital required for systemically rated banks	149,622	142,601
35	Additional capital required for the assessment of the adequacy of effective equity (Pillar II)	-	-

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 223

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2023, and 2022, and as of December 31, 2022

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Solvency indicators and Basel III compliance indicators

Item No	Solvency indicators and Basel III compliance indicators (in % with two decimals) (*)	Comprehensive consolidated results As of September 30, 2023 %	Comprehensive consolidated results As of December 31, 2022 %
1	**Leverage indicator (T1_I18/T1_I7)**		
1.a	Leverage indicator to be met by the bank, considering the minimum requirements.	6.49%	6.87%
2	**Core capital indicator (T1_I18/T1_I11.b)**		
2.a	Indicator of core capital to be met by the bank, considering the minimum requirements.	10.72%	11.08%
2.b	Capital buffers deficit	-	-
3	**Tier 1 capital indicator (T1_I25/T1_I11.b)**		
3.a	Tier 1 capital indicator to be met by the bank, considering the minimum requirements.	12.77%	13.13%
4	**Effective net worth indicators (T1_I31/T1_I11.b)**		
4.a	Effective net worth indicator that the bank must meet, considering the minimum requirements.	8.00%	8.00%
4.b	Effective net worth indicator to be met by the bank, considering the Article 35 bis charge, if applicable	9.50%	9.50%
4.c	Effective net worth indicator to be met by the bank, considering minimum requirements, conservation buffer and countercyclical buffer	9.63%	10.50%
5	**Solvency rating**		
	Compliance indicators for solvency		
6	**Voluntary (additional) provisions charged to Tier 2 capital (T2) concerning CRWAS (T1_I26/ (T1_I8.a or I8.b))**	0.97%	1.03%
7	**Subordinated bonds imputed in Tier 2 capital (T2) relative to core capital.**	34.00%	34.96%
8	**Additional Tier 1 capital (AT1) in relation to core capital (T1_I24/T1_I18)**	19.14%	18.52%
9	**Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 (AT1) capital concerning RWAs (T1_I19+T1_I20 / T1_I11.b)**	0.50%	0.50%

Interim Consolidated Financial Statements September 2023 / Banco Santander-Chile 224

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of September 30 , 2023 , and 2022 , and as of December 31 , 2022 N O TE 49 - S U B S E Q U E N T EV E N TS Exchange Rate As of October 1 , 2023 the first cycle of reductions to the exchange rate began, with the agreement adopted by the Committee for Setting the Exchange Rate Ranges being published earlier on April 26 of 2023 in the Official Journal . The maximum rates will be 0 . 5 % for debit cards, 1 . 14 % for credit cards, and 0 . 94 for cards with fund provisions . Bonds As of October 20 , 2023 (with its settlement on October 27 , 2023 ), the first green bond in Japanese yen was issued through our EMTN programme for JPY 8 , 000 , 000 , 000 , with a maturity set for October 2025 and a loan rate of 0 . 845% . Issuance of Interim Consolidated Financial Statements As of October 25 , 2023 , the Directors and Audit Committee approved these Interim Consolidated Financial Statements . There are no other subsequent events to be disclosed between October 1 , 2023 , and the date of issue of these Interim Consolidated Financial Statements (October 25 , 2023 ) . Interim Consolidated Financial Statements September 2023 / Banco Santander - Chile 225 RO MÁN B LA N C O RE IN O SA Chief Executive Officer JO N A T H AN COVA R RUBI AS H. Chief Accounting Officer